UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person Filing Statement)

Ordinary shares, nominal value 1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

With a Copy to:
Joseph B. Frumkin
Sergio J. Galvis
Richard A. Pollack
Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

☐ ☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC will be available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

06 A N N U A L R E P O R T. L E G A L D O C U M E N TAT I O N

endesa06ENDESA, S.A. AND SUBSIDIARIES. CONSOLIDATED FINANCIAL STATEMENTS FOR 2006 1 ENDESA, S.A. 2006 FINANCIAL STATEMENTS 145

ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS FOR 2006 Legal Documentation 1 endesa06 index AUDITORS' REPORT 5 CONSOLIDATED BALANCE SHEETS 8 CONSOLIDATED INCOME STATEMENTS 9 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2006 AND 2005 12 1. Group activities and financial statements 12 2. Basis of presentation of the consolidated financial statements 12 3. Accounting policies 15 4. Industry regulation and functioning of the electricity system 26 5. Property, plant and equipment 31 6. Investment property 36 7. Intangible assets 36 8. Goodwill 38 9. Investments accounted for using the equity method 39 10. Non-current financial assets 41 11. Inventories 43 12. Trade and other receivables 43 13. Equity 44 14. Deferred income 49 15. Long-term provisions 50 16. Bank borrowings and other financial liabilities 57 17. Risk management policy 60 18. Derivative financial instruments 63 19. Trade and other payables 65

20. Tax matters 65 21. Revenue 67 22. Financial loss 68 23. Income from asset disposals 68 24. Segment reporting 68 25. Balances and trasactions with related parties 77 26. Guarantee commitments to third parties and other contingent assets and liabilities 83 27. Other disclosures 84 28. Events after the balance sheet date 85 29. Explanation added for translation to English 85 APPENDIX I. ENDESA GROUP COMPANIES 86 APPENDIX II. JOINT VENTURES AND ASSOCIATES 97 DIRECTORS' REPORT 104 1. Analysis of 2006 104 2. Events after the balance sheet date 129 3. Outlook 129 4. Main risks associated with the Endesa Group's operations 132 5. Technolgy, innovation and environmental protection 137 6. Human resources 143 7. Risk management policy and derivative financial instruments 143 8. Treasury shares 143 9. Proposed distribution of profit 143

ENDESA, S.A. AND SUBSIDIARIES AUDITORS' REPORT CONSOLIDATED FINANCIA STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006 AND CONSOLIDATED DIRECTORS' REPORT Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish-language version prevails. endesa06 Legal Documentation 5

Plaza Pablo Ruiz Picasso 1 Torre Picasso 28020 Madrid Espana Tel: +34 91514 5000 Fax: +34 915 145180 +34 915 56 74 90 www.deloitte.es Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish-language version prevails. AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS To the Shareholders of Endesa, S.A.: 1. We have audited the consolidated financial statements of Endesa, S.A. (the Parent) and Subsidiaries (the Group) comprising the consolidated balance sheet at 31 December 2006 and related consolidated income statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made. Our work did not include an examination of the financial statements of certain investees whose assets and sales represented 14% and 7%, respectively, of the related consolidated figures at 31 December 2006. The financial statements of these investees were audited by other auditors and our opinion as expressed in this report on the consolidated financial statements of Endesa, S.A. and Subsidiaries is based, with respect to these investees, solely on the reports of the other auditors. 2. As required by Spanish corporate and commercial law, for comparison purposes the Parent's directors present, in addition to the figures for 2006 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement and consolidated statement of recognised income and expense, the figures for 2005. Our opinion refers only to the consolidated financial statements for 2006. On 20 January 2006, we issued our auditors' report on the 2005 consistency with the preceding year, since International Accounting Standards (IASs) 32 and 39 were applied for the first time in 2005, as permitted by the exception provided for an International Financial Reporting Standard (IFRS) 1. 3. In our opinion, based on our audit and on the reports of the other auditors mentioned in paragraph 1 above, the accompanying consolidated financial statements for 2006 present fairly, in all material respects, the consolidated equity and consolidated financial position of Endesa, S.A. and Subsidiaries at 31 December 2006 and the consolidated results of their operations, the changes in the consolidated statement of recognised income and expense and their consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehensions, in conformity with International Financial Reporting Standards as adopted by the European Union applied on a basis consistent with that of the preceding year.

4. The accompanying directors' report for 2006 contains the explanations which the Parent's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors' report is consistent with that contained in the consolidated financial statements for 2006. Our work as auditors was confined to checking the consolidated directors' report with the aforementioned scope, and did not included a review of any information other than that drawn from the accounting records of Endesa, S.A. and Subsidiaries. DELOITTE, S.L. Registered in ROAC under no. S0692 Eduardo Sans Hernandez 30 March 2007.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanishlanguage version prevails. ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2006 AND 2005 Millions of Euros 31/12/2006 31/12/2005 ASSETS NON-CURRENT ASSETS 46,380 45,742 Property, plant and equipment (Note 5) 33,714 32,313 Investment property (Note 6) 81 71 Intangible assets (Note 7) 804 863 Goodwill (Note 8) 3,986 4,278 Investments accounted for using the equity method (Note 9) 649 623 Non-current financial assets (Note 10) 4,482 4,134 Deferred tax assets (Note 20) 2,664 3,460 CURRENT ASSETS 7,708 9,623 Inventories (Note 11) 882 812 Trade and other receivables (Note 12) 5,819 6,098 Current financial assets 39 77 Cash and cash equivalents 965 2,614 Non-current assets classified as held for sale 3 22 TOTAL ASSETS 54,088 55,365 EQUITY AND LIABILITIES EQUITY (Note 13) 15,936 16,327 Of the Parent 11,291 11,590 Of minority interests 4,645 4,737 NON-CURRENT LIABILITIES 30,007 28,630 Deferred income (Note 14) 2,442 2,062 Long-term provisions (Note 15) 4,442 5,097 Bank borrowings and other financial liabilities (Note 16) 20,487 18,587 Other non-current payables 985 1,032 Deferred tax liabilities (Note 20) 1,651 1,852 CURRENT LIABILITIES 8,145 10,408 Bank borrowings and other financial liabilities (Note 16) 629 2,450 Current trade and other payables (Note 19) 7,516 7,958 TOTAL EQUITY AND LIABILITIES 54,088 55,365 The accompanying Notes 1 to 29 are an integral part of the consolidated balance sheets at 31 December 2006 and 2005. 8 Annual Report 2006

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanishlanguage version prevails. ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006 and 2005 Millions of Euros 2006 2005 REVENUE (Note 21) 20,580 18,229 Sales 19,637 17,508 Other operating income 943 721 PROCUREMENTS AND SERVICES (10,146) (9,103) Power purchased (3,943) (3,367) Cost of fuel consumed (3,997) (3,578) Transmission expenses (738) (651) Other variable procurements and services (1,468) (1,507) CONTRIBUTION MARGIN 10,434 9,126 Work on non-current assets 194 170 Staff costs (1,608) (1,547) Other fixed operating expenses (1,881) (1,729) GROSS PROFIT FROM OPERATIONS 7,139 6,020 Depreciation and amortization charge (Notes 5 and 7) (1,900) (1,776) PROFIT FROM OPERATIONS 5,239 4,244 FINANCIAL LOSS (Note 22) (939) (1,252) Net finance costs (969) (1,257) Net exchange differences 30 5 Result of companies accounted for using the equity method (Note 9) 63 67 Income from other investments 10 2 Income from asset disposals (Note 23) 432 1,486 PROFIT BEFORE TAX 4,805 4,547 Income tax (Note 20) (1,007) (790) PROFIT FOR THE YEAR 3,798 3,757 Parent 2,969 3,182 Minority interests 829 575 BASIC NET EARNINGS PER SHARE (in euros) 2.80 3.01 DILUTED NET EARNINGS PER SHARE (in euros) 2.80 3.01 The accompanying Notes 1 to 29 are an integral part of the consolidated income statements for 2006 and 2005. Legal Documentation 9

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish language version prevails.

ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2006 and 2005

	Millions of Euros					
	2006			2005		
	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNIZED DIRECTLY IN EQUITY	**(503)**	**(366)**	**(869)**	727	**693**	**1,420**
In retained earnings	**(20)**	-	**(20)**	**(209)**	-	**(209)**
Actuarial losses on pension schemes (Note 15)	24	-	24	(323)	-	(323)
Tax effect	(7)	-	(7)	114	-	114
Effect of change in tax rate	(37)	-	(37)	-	-	-
In asset and liability revaluation reserves	**(81)**	**(55)**	**(136)**	**187**	**34**	**221**
Available-for-sale investments (Note 10)	(170)	-	(170)	237	-	237
Change in fair value	26	-	26	237	-	237
Amount taken to income	(196)	-	(196)	-	-	-
Cash flow hedges (Notes 16 and 18)	122	(61)	61	(17)	34	17
Amount taken to income	20	(11)	9	18	23	41
Other changes	102	(50)	52	(35)	11	(24)
Tax effect	(39)	6	(33)	(33)	-	(33)
Effect of change in tax rate	5	-	6	-	-	-
In translation differences (Note 13)	**(402)**	**(311)**	**(713)**	**749**	**659**	**1,408**
Gross translation differences	(402)	(311)	(713)	807	659	1,466
Change in translation differences	(402)	(311)	(713)	807	659	1,466
Reduction due to disposal of companies	-	-	-	-	-	-
Tax effect	-	-	-	(58)	-	(58)
PROFIT FOR THE YEAR	**2,969**	**829**	**3,798**	**3,182**	**575**	**3,757**
TOTAL INCOME AND EXPENSE RECOGNIZED IN THE YEAR	**2,466**	**463**	**2,929**	**3,909**	**1,268**	**5,177**

Gross effect of changes in accounting policies (application of IASs 32 and 39)	-	-	-	(283)	(1,574)	(1,857)
Tax effect	-	-	-	91	-	91
Net effect of changes in accounting policies (application of IASs 32 and 39)	-	-	-	(192)	(1,574)	(1,766)

The accompanying Notes 1 to 29 are an integral part of the consolidated statements of recognized income and expense for 2006 and 2005.

10 | Annual Report 2006

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish-language version prevails. ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005 Millions of Euros 2006 2005 Gross profit before tax and minority interests 4,805 4,547 Depreciation and amortization charge 1,900 1,776 Income from asset disposals (432) (1,486) Income tax (735) (650) Other results not giving rise to cash flows (90) 465 Provisions paid (805) (443) Total cash flows from operations 4,643 4,209 Change in income tax payable (322) 341 Change in operating current assets/liabilities (443) (1,188) NET CASH FLOWS FROM OPERATING ACTIVITIES 3,878 3,362 Investments in property, plant and equipment and intangible assets (3,545) (3,247) Other investments (2,322) (1,485) Proceeds from disposal of investments 2,392 3,702 Grants and other deferred income 392 312 NET CASH FLOWS USED IN INVESTING ACTIVITIES (3,083) (718) Non-current bank borrowing drawdowns 5,228 3,030 Non-current bank borrowings and other financial liabilities repaid (1,947) (1,737) Net cash flows from current bank borrowings and other financial liabilities (2,755) (2,366) Dividends of the Parent paid (2,541) (796) Payments to minority interests (393) (457) NET CASH FLOWS FROM FINANCING ACTIVITIES (2,408) (2,326) TOTAL NET CASH FLOWS (1,613) 318 Effect of foreign exchange rate changes on cash and cash equivalents (36) 118 NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1,649) 436 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR 2,614 2,178 Cash on hand and at banks 408 304 Other cash equivalents 2,206 1,874 CASH AND CASH EQUIVALENTS AT END OF YEAR 965 2,614 Cash on hand and at banks 322 408 Other cash equivalents 643 2,206 The accompanying Notes 1 to 29 are an integral part of the consolidated cash flow statements for 2006 and 2005.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish-language version prevails. ENDESA, S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2006 AND 2005 1. Group activities and financial statements Endesa, S.A. (the Parent or the Company) and its subsidiaries compose the Endesa Group (Endesa or the Group). Endesa, S.A.'s registered office and headquarters are in Madrid, at calle Ribera del Loira, 60. The Company was incorporated as a Spanish Sociedad Anonima in 1944 under the name of Empresa Nacional de Electricidad, S.A. and it changed its corporate name to Endesa, S.A. pursuant to a resolution adopted by the shareholders at the Annual General Meeting on 25 June 1997. Endesa's company object is to carry on activities in the electricity business in all its various industrial and commercial areas; the exploitation of primary energy resources of all types; the provision of industrial services, particularly in the areas of telecommunications, water and gas and those preliminary or complementary to the business activities composing the Group's object, and the management of the corporate Group comprising investments in other companies. The Group may carry on the business activities composing its company object in Spain and abroad directly or through its investments in other companies. In 2005 the Endesa Group disposed of substantially all of its investments in the telecommunications business. The Endesa Group's consolidated financial statements for 2005 were approved by the shareholders at the Annual General Meeting on 25 February 2006. The Endesa Group's 2006 consolidated financial statements and the 2006 financial statements of each of the Group companies, which were used as the basis for the preparation of these consolidated financial statements, have mostly not yet been approved by the shareholders at the respective Annual General Meetings. However, the directors consider that these financial statements will be approved without any changes. These consolidated financial statements are presented in millions of euros (unless expressly stated otherwise) because the euro is the functional currency of the principal economic area in which the Endesa Group operates. Foreign operations are recorded in accordance with the policies established in Notes 2.4 and 3-m. 2. Basis of presentation of the consolidated financial statements 2.1. Basis of presentation The consolidated financial statements for 2006 of the Endesa Group were prepared by the directors, at the Board of Directors' Meeting held on 30 March 2007, in accordance with the International Financial Reporting Standards (IFRSs) adopted by the European Union at the consolidated balance sheet date, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council.

These financial statements present fairly the Group's consolidated equity and financial position at 31 December 2006 and 2005, and the results of its operations, the changes in the statement of recognized income and expense and the cash flows at the Group in the years then ended. The consolidated financial statements for 2006 and 2005 of the Endesa Group were prepared on the basis of the accounting records kept by the Company and by the other Group companies. Each company prepares its financial statements in accordance with the accounting principles and standards in force in the country in which it operates and, therefore, the required adjustments and reclassifications were made on consolidation to unify the policies and methods used and to make them compliant with IFRSs. In 2005 the Group chose to apply early IAS 19, Employee Benefits, which was adopted by the European Union on 24 November 2005, as established by Regulation no. 1910/2005, of 8 November 2005. In 2006 the Group chose to apply early IFRS 7, Financial Instruments: Disclosure, and the amendments to IAS 1, Presentation of Financial Statements, adopted by the European Union as established by Regulation no. 108/2006, of 11 January 2006. Company management considers that the application by the Endesa Group of the other Standards adopted by the European Union at the date of preparation of these consolidated financial statements that do not have to be applied in 2006 will not have a material effect on the consolidated financial statements. 2.2. Responsibility for the information and for the estimates made The information in these financial statements is the responsibility of the Board of Directors, who expressly state that all the principles and methods provided for in IFRSs have been applied. In preparing the accompanying consolidated financial statements estimates were occasionally made by the senior executives of the Group in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate basically to the following: - The measurement of assets and goodwill to ascertain whether there are any impairment losses thereon (see Note 3-e). - The assumptions used in the actuarial calculation of the pension liabilities and commitments and collective redundancy procedures (see Note 15). - The useful life of the property, plant and equipment and intangible assets (see Notes 3-a and 3-d). - The assumptions used in measuring the fair value of the financial instruments (see Note 3-g). - The power supplied to customers not read by meters. - Certain electricity system aggregates, including those corresponding to other utilities such as output, customer billings, power consumed, incentives for the distribution activity, etc. that make it possible to estimate the overall settlements in the electricity system and that affect the amounts to be recognized by the Endesa Group and, in particular, the shortfall in revenue from regulated activities in Spain. - The interpretation of certain legislation concerning the regulation of the electricity industry the definitive economic effects of which will be ultimately determined by the decisions taken by the agencies competent for the settlement thereof, since said decisions had not yet been taken at the date of preparation of these consolidated financial statements (see Note 4-a). - The probability of the occurrence and the amount of liabilities which are uncertain as to their amount or contingent liabilities (see Note 3-l). - The future facility closure and land restoration costs (see Note 3-a). - The results for tax purposes of the various Group companies that will be reported to the tax authorities in the future that served as the basis for recognizing the various income tax-related balances in the accompanying consolidated financial statements. Although these estimates were made on the basis of the best information available at the date of preparation of these financial statements on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

2.3. Subsidiaries

Subsidiaries are defined as companies over which the Parent controls half or more of the voting power of the investee or, even if this percentage is lower, when it has the power to govern the financial and operating policies thereof.

The section entitled "Endesa Group Companies", included as Appendix I to these notes to the consolidated financial statements, lists the Group's subsidiaries.

Changes in the scope of consolidation

The main changes in the scope of consolidation in 2006 and 2005 were as follows:

- In May 2005 Endesa Participadas, S.A. sold all the shares of Nueva Nuinsa, S.L., as a result of which this company ceased to be fully consolidated.
- In August 2005 Endesa Cogeneración y Renovables, S.A. ("ECyR") acquired all the shares of the Portuguese renewable energy company Finerge-Gestao de Projectos Energéticos, S.A. ("Finerge"), as a result of which this company was fully consolidated from 1 September 2005.
- In September 2006 Endesa Europa, S.L. acquired 58.35% of the shares of Centro Energía Teverola S.p.A. ("Teverola") and Centro Energía Ferrara S.p.A. ("Ferrara"), as a result of which these companies were fully consolidated from 1 September 2006.
- Also, in 2006 Compostilla Re, S.A., Endesa Polska Spolka Z Ograniczona Odpowiedzialnoscia, Enerlousado, Lda., Explotaciones Eólicas Sierra Costera, S.A., Ibervento, S.L., Paravento, S.L., Parco Eólico Iardino, S.R.L., Parco Eólico Marco Aurelio Severino, S.R.L., Parco Eólico Monte Cute, S.R.L., Parco Eólico Poggi Alti, S.R.L. and Productor Regional de Energía Renovable, S.A. were included in the Group and, therefore, started to be fully consolidated. The economic aggregates of these companies are not material.

Had these changes in the scope of consolidation taken place at the beginning of 2005 or 2006, respectively, the balances of the following accounts would have changed by the amounts shown below with respect to the amounts included in the accompanying consolidated income statements:

	Million of Euros	
	2006	2005
Revenue	149	14
Profit for the year	3	(2)
Profit attributable to the Parent	2	(2)

Companies fully consolidated although the percentage of ownership is below 50%

Although the Endesa Group has an ownership interest of less than 50% in Compañía Distribuidora y Comercializadora de Energía, S.A. ("Codensa"), Empresa Generadora de Energía Eléctrica, S.A. ("Emgesa"), Enerlousado, Lda. and Parque Eólico Serra de Capucha, S.A., at 31 December 2006 and 2005 they were deemed to be subsidiaries, since, by virtue of shareholders' agreements or as a result of the shareholder structure and composition and classes of the shares, the Group directly or indirectly exercises control over these companies.

Companies not fully consolidated despite an ownership interest of over 50%

Although the Endesa Group has an ownership interest of over 50% in Centrales Hidroeléctricas de Aysén, S.A. ("Aysén") and in Asociación Nuclear Ascó-Vandellós II, A.I.E., they are considered to be jointly controlled entities because the Group, by virtue of agreements among the shareholders, exercises joint control over these companies.

2.4. Basis of consolidation and business combinations

The subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations relating to intra-Group transactions.

14 Annual Report 2006

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate. The operations of the Parent and of the consolidated subsidiaries are consolidated in accordance with the following basic principles: 1. On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values. Any excess of the cost of acquisition of the subsidiary over the fair value of its assets and liabilities, including contingent liabilities, in proportion to the Parent's ownership interest, is recognized as goodwill. Any deficiency of the cost of acquisition below the fair value of the assets and liabilities is credited to the consolidated income statement. 2. The interest of minority shareholders in the equity and results of the fully consolidated subsidiaries is presented under Equity - Of Minority Interests in the consolidated balance sheet and under Profit for the Year - Minority Interests in the consolidated income statement, respectively. 3. The financial statements of foreign companies with a functional currency other than the euro are translated to euros as follows: a. Assets and liabilities are translated to euros at the exchange rates prevailing on the date of the consolidated financial statements. b. Income and expense items are translated at the average exchange rates for the year. c. Equity is translated at the historical exchange rates prevailing at the date of acquisition (or at the average exchange rates in the year it was generated, in the case of both accumulated earnings and the contributions made), as appropriate. Exchange differences arising on translation of the financial statements are recognized, net of the related tax effect, under Equity - Translation Differences (see Note 13). The translation differences arising prior to 1 January 2004 were transferred to reserves because the Company applied the exception provided for the conversion of financial statements prepared in accordance with Spanish GAAP to IFRSs. 4. All the balances and transactions between the fully consolidated companies were eliminated on consolidation. 3. Accounting policies The principal accounting policies used in preparing the accompanying consolidated financial statements were as follows: a) Property, plant and equipment Property, plant and equipment are stated at cost less any accumulated depreciation and any recognized impairment losses. In addition to the price paid for the acquisition of each item, cost also includes, where appropriate, the following items: 1. Borrowing costs incurred during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, such as, for example, electricity generating and distribution facilities. The interest rate used is that corresponding to specific-purpose financing or, in the absence thereof, the average financing rate of the company making the investment. The average financing rate depends mainly on the geographical area concerned and ranges from 3.95% to 8.44%. EUR 69 million were capitalized in this connection in 2006 (2005: EUR 45 million). 2. Staff costs relating directly to construction in progress. The amounts capitalized in this connection are recognized in the consolidated income statement as an expense under Staff Costs and as income under

Work on Non-Current Assets. The amount capitalized in this respect in 2006 totalled EUR 194 million (2005: EUR 170 million). 3. The future costs that the Group will have to incur in respect of the closure of its facilities are capitalized to the cost of the asset, at present value, and the related provision is recognized. The Group reviews each year its estimate of these future costs, increasing or decreasing the value of the asset in question based on the results of this estimate. In the case of nuclear plants, this provision includes the amount that the Group estimates that it will have to incur until, pursuant to Royal Decree 1349/2003, of 31 October, and Law 24/2005, of 18 November, the public radioactive waste management entity Enresa (Enresa) assumes responsibility for the decommissioning of these plants. The acquisition cost of assets acquired before 31 December 2003 includes, where appropriate, the asset revaluations permitted in the various countries to adjust the value of the property, plant and equipment for the effect of inflation until that date. Items of property, plant and equipment in the course of construction are transferred to property, plant and equipment in use once the trial period has ended, when they are ready for their intended use, from which time they start to be depreciated. The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Replacements or renewals of complete items that lead to a lengthening of the useful life of the assets or to an increase in their economic capacity are accounted for as additions to property, plant and equipment, and the items replaced or renewed are derecognized. Periodic maintenance, upkeep and repair expenses are recognized in the income statement on an accrual basis as incurred. The indivisible assets owned jointly by the Group with other owners (joint property entities) are recognized in proportion to the Group's ownership interest in those assets. Based on the results of the impairment test described in Note 3-e, the Board of Directors consider that the carrying amount of the assets does not exceed their recoverable amount. The property, plant and equipment, less, where appropriate, their residual value, are depreciated on a straight-line basis over the years of estimated useful life of the assets, which constitute the period over which the companies expect to use them: The useful life is reviewed periodically. The periods of useful life used for asset depreciation are as follows: Years of Estimated Useful Life Generating facilities: Hydroelectric power plants Civil engineering work 65 Electromechanical equipment 35 Coal-fired/fuel-oil power plants 25-40 Nuclear power plants 40 Combined cycle plants 10-25 Renewable energy plants 15-35 Transmission and distribution facilities: High-voltage network 20-40 Low- and medium-voltage network 20-40 Measuring and remote control equipment 10-35 Other facilities 4-25

Nuclear power plants have an estimated useful life of 40 years. These power plants require administrative authorization in order to operate. The operating permits granted to these plants at the date of preparation of these financial statements do not cover the full estimated useful life, since the permits are generally granted for 30 years, which is shorter than the useful life of the facilities, and the permits are not renewed until they are close to expiry. The Board of Directors consider that these permits will be renewed to cover at least the 40 years of operations of the power plants. The gains or losses arising on the disposal or retirement of property, plant and equipment are allocated to profit or loss and are calculated as the difference between the proceeds from the sale and the carrying amount of the assets. b) Investment property Investment Property relates to properties that are not expected to be recovered in the ordinary course of the Group's business activities. Investment property is measured at acquisition cost less any accumulated depreciation and any accumulated impairment losses. The market value of the investment property is disclosed in Note 6 and is calculated on the basis of Company management's best estimate taking into account the current situation of the properties. This estimate was made using external appraisals at 31 December 2005 and in-house estimates at 31 December 2006. The in-house appraisals at 31 December 2006 were based on the prior year's external appraisals, adjusted on the basis of the performance of the market and of the urban development status of the assets in 2006. c) Goodwill Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities, including contingent liabilities, of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control is acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively determined, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill. Goodwill arising in the acquisition of companies with a functional currency other than the euro is measured in the functional currency of the company acquired and is translated to euros at the exchange rate prevailing at the balance sheet date. Goodwill acquired on or after 1 January 2004, is measured at acquisition cost and that acquired earlier is recognized at the carrying amount at 31 December 2003, in accordance with Spanish GAAP. Goodwill is not amortized, but rather at the end of each reporting period it is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down (see Note 3-e). d) Intangible assets Intangible assets are initially recognized at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets are amortized over their useful lives, which in most cases are estimated to be five years. Intangible assets with indefinite useful lives are not amortized. The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years are described in Note 3-e. From 2005 onwards the European Group companies that make CO2 emissions in their electricity generation activity must deliver in the first few months of the subsequent year CO2 emission allowances equal to the volume of emissions made during the preceding year. The Group recognizes CO2 emission allowances as non-amortizable intangible assets. Emission allowances are initially recognized at cost of acquisition and the related impairment loss is recognized subsequently if market value is lower then cost. The cost of acquisition of allowances received for no consideration under the related national allocation plans is taken to be the market price prevailing when they are received, and an item of deferred income is recognized for the same amount. If an impairment loss has to be recognized to reduce the cost of these allowances to their market value, the amount of the impairment loss is deducted from the balance of deferred income. The hydroelectric power plants and mines are operated under the temporary administrative concession system. However, the value recognized for these concessions is not material since, in most cases, it was not necessary to make significant disbursements to obtain them. The Group recognizes as intangible assets in the consolidated balance sheet the costs incurred in projects at the development phase, provided that the technical viability and economic profitability of the projects are reasonably assured. Research expenditure is recognized as an expense in the consolidated income statement. This expenditure in the accompanying 2006 consolidated income statement amounts to EUR 39 million (2005: EUR 42 million). e) Asset impairment During the year, and principally at year-end, it is determined whether there is any indication that an asset might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the identifiable asset itself does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest identifiable group of assets that generates independent cash inflows. Irrespective of the foregoing, in the case of cash-generating units to which goodwill or intangible assets with indefinite useful lives have been allocated, the recoverability analysis is performed systematically at the end of each year. Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of property, plant and equipment, goodwill and intangible assets the Group used the value in use approach in practically all cases. In assessing value in use, the Group prepares the projections of future pre-tax cash flows on the basis of the budgets most recently approved by the Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming five years and the flows for future years are estimated by applying reasonable growth rates that in no case are increasing or exceed the growth rates of prior years. These flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which it is carried on. In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account. The discount rates applied in 2006 ranged from 6.55% to 15.67%. If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized for the difference with a charge to Depreciation and Amortization Charge in the consolidated income statement. Impairment losses recognized for an asset in prior years are reversed when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset with a credit to income, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized. Impairment losses on goodwill are not reversible. f) Leases Leases that transfer substantially all the risks and rewards of ownership to the lessee are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which the Group acts as the lessee are recognized at the beginning of the lease term, recognizing an asset on the basis of its nature and a liability for the same amount, equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequently, the minimum lease payments are divided into finance charge and debt reduction components. The finance charge is recognized as an expense and is allocated to income over the lease term so as to obtain a constant interest rate each year applicable to the balance of the outstanding lease payments. The asset is depreciated in the same way as the other similar depreciable assets if there is reasonable certainty that the lessee will acquire title to the asset at the end of the lease term. If no such certainty exists, the asset is depreciated over the shorter of the useful life of the asset and the lease term. Operating lease payments are recognized as an expense on a straight-line basis over the lease term, unless some other systematic basis of allocation is more representative. g) Financial instruments Financial assets other than derivatives The Group classifies its non-current and current financial assets, excluding investments accounted for using the equity method (see Note 9) and assets classified as held for sale, in four categories: - Loans and receivables: these items are measured at amortized cost, which is basically the initial market value, minus principal repayments, plus the accrued interest receivable calculated using the effective interest method. - Held-to-maturity investments: financial assets that the Endesa Group has the positive intention and ability to hold to the date of maturity, which are measured at amortized cost as defined in the foregoing paragraph. At 31 December 2006 and 2005, the Group did not have any material investments of this nature. - Financial assets classified as at fair value through profit and loss: these include held-for-trading financial assets and financial assets designated as such on initial recognition, which are managed and assessed at fair value. They are recognized in the consolidated balance sheet at fair value and the changes in fair value are recognized in the consolidated income statement. At 31 December 2006 and 2005, the Group did not have any material investments of this nature. - Available-for-sale financial assets: financial assets designated specifically as available for sale or those that do not fall into any of the aforementioned three categories, which relate substantially in full to equity investments (see Note 10). These assets are recognized in the consolidated balance sheet at fair value when fair value can be determined reliably. Since it is usually not possible to determine reliably the fair value of investments in companies that are not publicly listed, when this is the case, such investments are measured at acquisition cost or at a lower amount if there is evidence of impairment. Changes in fair value, net of the related tax effect, are recognized with a charge or credit, as appropriate, to Equity - Unrealized Asset and Liability Revaluation Reserve (see Note 13) until these assets are disposed of, at which time the cumulative balance of this account relating to those assets is recognized in full in the consolidated income statement. If fair value is lower than acquisition cost and there is objective evidence that the asset has suffered an impairment loss that cannot be considered reversible, the difference is recognized directly in the consolidated income statement. Purchases and sales of financial assets are recognized using the trade date method. Financial liabilities other than derivatives Financial liabilities are generally recognized at the amount received, net of the transaction costs incurred. In subsequent periods, these obligations are measured at amortized cost using the effective interest method. In specific cases where liabilities are the underlying of a fair value hedge, they are measured, exceptionally, at fair value for the portion of the hedged risk.

To calculate the fair value of the liabilities, for the purpose of their recognition and for the disclosure of the information on their fair value included in Note 10, fair value has been divided into liabilities bearing interest at a fixed rate (fixedrate debt) and liabilities bearing interest at floating rates (floating-rate debt). Fixed-rate debt is that on which fixedinterest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. These liabilities are measured by discounting the future flows by the market interest rate curve, depending on the payment currency. Floating-rate debt is that issued at a floating interest rate, i.e. each coupon is established at the beginning of each period on the basis of the reference interest rate. These liabilities are measured at the face value of each issue, unless there is a difference between the capitalization rate and the discount rate. If such a difference exists, it is measured by discounting the difference and aggregating it to the nominal value of the transaction. Derivative financial instruments and hedge accounting The derivatives held by the Group relate mainly to interest rate, foreign exchange or electricity or fuel price or supply hedges, the purpose of which is to eliminate or significantly reduce these risks in the underlying hedged transactions. Derivatives are recognized at fair value at the consolidated balance sheet date under Financial Assets if positive and under Financial Liabilities if negative. Changes in fair value are recognized in the consolidated income statement, unless the derivative has been designated as a hedge which is highly effective, in which case it is recognized as follows: - Fair value hedges: the portion of the underlying for which the risk is being hedged is measured at fair value, as is the related hedging instrument, and changes in the fair values of both items are recognized in the consolidated income statement, netting off the effects under the same heading in the consolidated income statement. - Cash flow hedges: changes in the fair value of the derivatives, in respect of the effective portion of the hedges, are recognized under Equity - Unrealized Asset and Liability Revaluation Reserve. The cumulative gain or loss recognized in this account is transferred to the consolidated income statement to the extent that the underlying has an impact on the consolidated income statement in relation to the hedged risk, netting off the effects under the same heading in the consolidated income statement. Gains or losses on the ineffective portion of the hedges are recognized directly in the consolidated income statement. - Hedges of a net investment in a foreign operation: changes in fair value are recognized, in respect of the effective portion of these hedges, net of the related tax effect, as Translation Differences in equity (see Note 13), and are transferred to the consolidated income statement when the hedged investment is disposed of. A hedge is considered to be highly effective when the changes in fair value or in the cash flows of the underlying directly attributable to the hedged risk are offset by the changes in the fair value or cash flows of the hedging instrument with an effectiveness in a range of between 80% and 125%. Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with changes in value reported in the consolidated income statement. The fair value of the derivative financial instruments is calculated as follows: - Derivatives quoted on an organized market, at market price at year-end. - The Group measures derivatives not traded on an organized market by discounting the expected cash flows and using generally accepted option valuation models based on spot and futures market conditions at the end of each year. h) Investments accounted for using the equity method Investments in companies over which the Group has joint control with another company or over which it has a significant influence are accounted for using the equity method. In general, significant influence is presumed to exist when the Group has an ownership interest of over 20%.

The equity method consists of recognizing the investment in the consolidated balance sheet at the Group's share of net assets of the investee, adjusted, if appropriate, by the effect of transactions with the Group, plus the unrealized gains relating to the goodwill paid on acquisition of the company. If the resulting amount were negative, the investment should be presented in the Group's consolidated balance sheet with a zero value, unless the Group is obliged to restore the company's equity position, in which case the related provision for contingencies and charges is recognized. Dividends received from these companies are deducted from the value of the investment, and the results of these companies that correspond to Endesa on the basis of its percentage of ownership are recognized under Result of Companies Accounted for Using the Equity Method in the consolidated income statement. i) Inventories Inventories are stated at the lower of weighted average acquisition cost and net realizable value. The cost of nuclear fuel consumed is recognized in the consolidated income statement on the basis of the amount burned during the year. j) Non-current assets classified as held for sale The Group classifies as non-current assets held for sale property, plant and equipment, intangible assets or investments under Investments Accounted for Using the Equity Method for which at the date of the consolidated balance sheet active measures had been initiated to sell them and the sale is expected to have been completed within 12 months from that date. These assets are measured at the lower of carrying amount and fair value less costs to sell. At 31 December 2006, there were no non-current assets classified as held for sale. At 31 December 2005, the only asset in this category was the investment in 49% of the shares of NQF Gas SGPS, S.A. (NQF Gas), which was sold in 2006 for EUR 59 million (see Note 23). k) Deferred income The Group receives legally established compensation for the amounts paid for the construction or acquisition of certain facilities or, in come cases, is assigned the facilities directly in accordance with current legislation. These amounts are recorded as deferred income on the liability side of the consolidated balance sheet and are recognized in the consolidated income statement under Other Operating Income over the years of useful life of the asset, thereby offsetting the related depreciation charge. In the case of the assignment of facilities, both the asset and the deferred income are recognized at the fair value of the asset on the date of the assignment. The same treatment is given to the CO2 emission allowances received for no consideration under the framework of the national emission allowance allocation plan approved by each country. These allowances are initially recognized as an intangible asset and an item of deferred income at their market value when the allowances are received, and they are reduced by the same amount as the intangible asset if the market value of the allowances drops with respect to the value at which they were recognized at the date on which they were received. The deferred income relating to the emission allowances received for no consideration that will be used to cover emissions made during the year is allocated to Other Operating Income in the consolidated income statement.

l) Provisions The present obligations at the consolidated balance sheet date arising from past events which could give rise to a probable loss for the Group which is uncertain as to its amount and timing are recognized as provisions in the consolidated balance sheet at the present value of the most probable amount that it is considered the Group will have to disburse to settle the obligation. Provisions are quantified on the basis of the best information available at the date of preparation of the consolidated financial statements on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. The obligations reflected in the consolidated balance sheet in respect of provisions for pensions and similar obligations and for labor force restructuring plans arise as a result of collective or individual agreements with the Group's employees which provide for the Company's obligation to supplement the public social security system benefits in the event of retirement, permanent disability, death or termination of the employment relationship as a result of an agreement between the parties. Provisions for pensions and similar obligations Most of the Group companies have pension obligations to their employees, which vary on the basis of the Group company at which they arose. These obligations, which combine defined benefits and defined contributions, are basically formalized in pension plans or insurance policies, except as regards certain benefits in kind, mainly electricity supply obligations, which, due to their nature, have not been externalized and are covered by the related in-house provisions. For the defined benefit plans, the companies recognize the expenditure relating to these obligations on an accrual basis over the working life of the employees by performing at the consolidated balance sheet date the appropriate actuarial studies calculated using the projected unit credit method. The past service costs relating to changes in benefits are recognized immediately with a charge to income as the benefits become vested. The defined benefit plan obligations represent the present value of the accrued benefits after deducting the fair value of the qualifying plan assets and are recognized under Long-Term Provisions on the liability side of the accompanying consolidated balance sheet. The actuarial losses and gains arising in the measurement of both the liabilities and the assets relating to these plans are recognized directly under Equity - Retained Earnings. Contributions to defined contribution plans are recognized as an expense in the consolidated income statement as the employees provide their services. For the defined benefit plans, if the difference between the actuarial liability for past services and the plan assets is positive, this difference is recognized under Long-Term Provisions on the liability side of the consolidated balance sheet, and if it is negative, it is recognized under Trade and Other Receivables on the asset side of the consolidated balance sheet, in the latter case, provided that it is recoverable by the Group. The post-employment plans that have been fully insured and in which, therefore, the Group has transferred the risk in full, are considered to be defined contribution plans and, accordingly, as with such plans, no asset or liability balances are recognized in this connection in the consolidated balance sheet. Provisions for labor force restructuring costs The Group recognizes termination benefits when there is an individual or collective agreement with the employees or a genuine expectation that such an agreement will be reached that will enable the employees, unilaterally or by mutual agreement with the company, to cease working for the Group in exchange for a termination benefit. If a mutual agreement is required, a provision is only recorded in situations in which the Group has decided to give its consent to the termination of the employees when this has been requested by them. In all cases in which these provisions are recognized the employees have an expectation that these early retirements will take place.

The Group has labor force reduction plans in progress, mainly in Spain, under the related collective redundancy procedures approved by the government, which guarantee that benefits will be received throughout the pre-retirement period. The Endesa Group recognizes the full amount of the expenditure relating to these plans when the obligation arises by performing the appropriate actuarial studies to calculate the present actuarial obligation at year-end. The actuarial gains and losses disclosed each year are recognized in the consolidated income statement for that year. Provision for CO2 emission allowance costs From 2005 onwards the European Group companies that make CO2 emissions in their electricity generation activity must deliver in the first few months of the subsequent year CO2 emission allowances equal to the volume of emissions made during the preceding year. The obligation to deliver emission allowances for the CO2 emissions made during the year is recognized as a short-term provision under Current Trade and Other Payables in the consolidated balance sheet, and the related cost was classified under Other Variable Procurements and Services in the consolidated income statement. This obligation is measured at the same amount as that at which the CO2 emission allowances to be delivered to cover this obligation are recognized under Intangible Assets in the consolidated balance sheet (see Notes 3-d and 3-k). If at the consolidated balance sheet date the Group does not hold all the CO2 emission allowances required to cover the emissions made, the cost and the provision for this portion is recognized on the basis of the best estimate of the price that the Group will have to pay to acquire them. When a more appropriate estimate does not exist, the estimated acquisition price for the allowances not held by the Group is the market price at the consolidated balance sheet date. m) Translation of foreign currency balances Transactions in currencies other than the functional currency of each company are recognized in the functional currency by applying the exchange rates prevailing at the date of the transaction. During the year, the differences that arise between the balances translated at the exchange rate prevailing at the date of the transaction and the balances translated at the exchange rate prevailing at the date of collection or payment are recorded as finance costs or finance income in the consolidated income statement. Also, balances receivable or payable at 31 December each year denominated in currencies other than the functional currencies in which the financial statements of the consolidated companies are denominated are translated to euros at the year-end exchange rates. The resulting translation differences are recognized as finance costs or finance income in the consolidated income statement. Since 1 January 2004, the Group's policy has been to hedge a portion of the income of the Latin American companies that is directly linked to the performance of the US dollar through the obtainment of financing in US dollars. Since these transactions constitute cash flow hedges, the exchange differences arising on the debt in US dollars are recognized, net of the related tax effect, under Equity - Unrealized Asset and Liability Revaluation Reserve, and are allocated to the consolidated income statement over the period in which the hedged cash flows will arise, which has been estimated to be ten years. n) Classification of balances as current and non-current In the accompanying consolidated balance sheet, balances due to be settled within 12 months are classified as current items and those due to be settled within more than 12 months as non-current items. Liabilities due within 12 months but whose long-term refinancing is assured at the Company's discretion, through existing long-term credit facilities, are classified as non-current liabilities. At 31 December 2006 and 2005, these balances amounted to EUR 1,983 million and EUR 2,740 million, respectively.

n) Income tax The current income tax expense is calculated by aggregating the current tax of the various companies arising from the application of the tax rate to the taxable profit for the year, after deducting the tax credits allowable for tax purposes, plus the change in deferred tax assets and liabilities and tax loss and tax credit carryforwards. Differences between the carrying amount of the assets and liabilities and their tax bases give rise to deferred tax assets and liabilities, which are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Income tax and changes in deferred tax assets and liabilities arising from business combinations are recognized in the consolidated income statement or in equity accounts in the consolidated balance sheet depending on where the profits or losses giving rise to them have been recognized. Changes arising from business combinations which are not recognized on the acquisition of the controlling interest because their recovery is not assured are recognized by reducing, where appropriate, the carrying amount of goodwill recognized when the business combination was accounted for or, if no such goodwill exists, using the aforementioned method. Deferred and other tax assets are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which the related temporary differences can be recovered or against which the related tax assets can be utilized. Deferred tax liabilities are recognized for all temporary differences, unless the temporary difference arises from the initial recognition of goodwill or is associated with investments in subsidiaries, associates and jointly controlled entities at which the Group can control the timing of the reversal thereof and it is probable that the difference will not reverse in the foreseeable future. Tax credits arising from economic events occurring in the year are deducted from the income tax expense, unless there are doubts as to whether they can be realized, in which case they are not recognized until they have effectively been realized, or unless they relate to specific tax incentives, in which case they are recognized as grants. The deferred tax assets and liabilities recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the aforementioned analyses. On 2 November 2006, the Law on personal income tax and partially amending the Corporation Tax, Non-Resident Income Tax and Wealth Tax Laws was approved in Spain. The new Corporation Tax Law establishes that the standard tax rate will be 32.5% for tax periods beginning on or after 1 January 2007 and 30% for tax periods beginning on or after 1 January 2008, as compared with the rate of 35% in force until 31 December 2006. The impact of the change in tax rates on the deferred tax assets and liabilities was recognized in the consolidated income statement, unless it was related with items previously charged or credited to equity accounts, in which case it was recognized directly in the related equity accounts in the consolidated balance sheet. Therefore, in 2006 a net charge of EUR 137 million was recognized under Income Tax in the accompanying consolidated income statement and a net charge of EUR 31 million was recognized directly against Equity in the accompanying consolidated balance sheet (see consolidated statement of recognized income and expense). On 27 December 2006, Law 1111 and Tax Reform Decree 1-3-07 modifying the tax statute relating to the taxes administered by the Colombian Directorate of National Taxes and Customs were approved in Colombia. This legislation has reduced the income tax rate to 34% in 2007 and to 33% for 2008 onwards. In 2006 a net charge of EUR 12 million was recognized under Income Tax in the accompanying consolidated income statement in relation to the effect of the change in tax rate on the deferred taxes recognized at the Group companies located in Colombia. o) Recognition of income and expenses Revenue and expenses are recognized on an accrual basis. Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group's ordinary activities in the year, provided that this inflow of economic benefits results in an increase in equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is valued at the fair value of the consideration received or receivable arising therefrom. Revenue associated with the rendering of services is only recognized if it can be estimated reliably, by reference to the stage of completion of the transaction at the balance sheet date. The Group excludes from the revenue figure gross inflows of economic benefits received by it when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account. When goods or services are exchanged or swapped for goods or services which are of a similar nature, the exchange is not regarded as a transaction which generates revenue. The Group records for the net amount non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instrument. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale or usage requirements expected by the entity. Interest income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. p) Earnings per share Basic earnings per share are calculated by dividing net profit for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent held by the Group companies. The Group did not issue any potentially dilutive instruments of any kind leading to diluted earnings per share that differ from the basic earnings per share. q) Dividends The interim dividend out of the 2006 profit of Endesa, S.A. approved by the Board of Directors on 24 October 2006, amounting to EUR 529 million, which was paid on 2 January 2007, is presented as a deduction from the Group's equity at 31 December 2006. However, the final dividend amounting to EUR 1,207 million proposed by the Board of Directors of Endesa, S.A. to the shareholders at the Annual General Meeting will not be deducted from equity until it has been finally approved by the latter (see Note 13). r) Consolidated cash flow statements The cash flow statements reflect the changes in cash that took place in the year calculated using the indirect method. The following terms are used in the consolidated cash flow statements with the meanings specified: - Cash flows: inflows and outflows of cash and cash equivalents, which are investments with a term of less than three months and which are highly liquid and subject to an insignificant risk of changes in value. - Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities. - Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents. - Financing activities: activities that result in changes in the size and composition of equity and borrowings.

4. Industry regulation and functioning of the electricity system a) Spain: General issues The electricity industry in Spain is basically regulated in Electricity Industry Law 54/1997, of 27 November (the Electricity Industry Law). The main features of this Law and subsequent implementing regulations are as follows: - Electricity is generated on a free-market basis, based on a system of sale offers tendered by the producers and a system of purchase bids submitted by consumers eligible to choose their power supply source (eligible consumers) and by the distributors and retailers. - However, Royal Decree-Law 3/2006, which came into force on 1 March 2006, introduced a mechanism whereby all the power purchase and sale bids tendered from that date onwards simultaneously by producers and distributors in the same business group will be treated in the same way as physical bilateral contracts applying a provisional price of EUR 42.35/MWh. The government must determine the definitive price at which these transactions will be settled, on the basis of objective and transparent electricity market prices. The other power not treated in this way is priced at market prices. Also, Royal Decree 1634/2006 establishing the electricity tariff for 1 January 2007 onwards provides that in 2007 the provisional price to be considered for distributors in relation to power purchased through the aforementioned mechanism will be the matched daily and intra-daily electricity production market price plus the distributors' average purchase price relating to adjustment, variances and supply guarantee services corresponding to that power for each programming period. - The system's economic and technical management, transmission and distribution continue to be regulated activities, and their remuneration is established by law in an official list of tariffs applicable throughout Spain. - All consumers of electricity are eligible customers and, therefore, they can freely choose whether to acquire their power under the regulated tariff or to buy it in the liberalized market, either directly or through a retailer. Non-mainland and island electricity systems Article 12 of the Electricity Industry Law establishes that the activities involved in the supply of electricity carried on in the Balearic and Canary Islands and Ceuta and Melilla will be subject to specific regulations which will address the special nature of their geographical location. In this regard, Royal Decree 1747/2003, which regulates the island and non-mainland electricity systems, was passed on 19 December 2003, and the Ministerial Orders implementing that Royal Decree were approved on 30 March 2006. Royal Decree 1747/2003 regulates, inter alia, the remuneration of non-mainland production so as to cover the costs of this activity and the return on capital invested through the establishment of the related compensation payments. In 2002 the government recognized an account payable to Endesa for the excess costs relating to the production of nonmainland systems for 2001 and 2002 amounting to EUR 133 million. This amount will be recovered through the total electricity system income until 2010, and the collection right can be securitized. The balances receivable in this connection recognized on the asset side of the consolidated balance sheets at 31 December 2006 and 2005 amount to EUR 72 million and EUR 86 million, respectively (see Note 10). Also, in 2005 the Board of Directors made an estimate of the additional income that could arise from applying Royal Decree 1747/2003 and recognized an asset of EUR 511 million in this connection in the consolidated balance sheet at 31 December 2005 (see Note 10). In 2006 the Group calculated the collection right existing at 31 December 2006 in relation to the compensation payments for extra non-mainland production costs for 2001-2006 using the methodology established by the Ministerial Orders implementing Royal Decree 1747/2003. As a result, an amount of EUR 855 million additional to that recognized at 31 December 2005 was recognized on the asset side of the consolidated balance sheet at 31 December 2006 (see Note 10). The balance receivable at 31 December 2006 in connection with the compensation for extra non-mainland production costs totalled EUR 1,438 million, of which EUR 1,366 million are classified under Non-Current Financial Assets - Loans and Receivables in the consolidated balance sheet (see Note 10) and the remaining EUR 72 million are classified under Trade and Other Receivables. Electricity tariff The regulated electricity tariff is approved each year by the government through a Royal Decree. Royal Decree 1634/2006 provided for a revision of the integral and access tariffs from 1 January 2007 that takes into account the costs projected for that year. This revision established an increase of 4.3% in the integral tariffs and a reduction of 10% in the access tariffs. Also, from 1 July 2007 onwards there will be quarterly revisions of the integral tariff that will incorporate the cost revisions arising from the activities required to supply electricity. Lastly, Royal Decree 1634/2006 established that before 1 July 2007 the Dominant Operators, including Endesa, will make primary energy issues, consisting of power purchase options up to a given hourly capacity, exercisable throughout a pre-determined delivery or exercise period, with a delivery period from 1 July 2007 to 30 June 2009, inclusive. Financing of the shortfall in revenue from regulated activities Under Royal Decree-Law 5/2005, of 11 March, if the regulated revenue of the electricity system was not sufficient to cover the costs of the regulated activities, this shortfall had to be financed by the utilities indicated in the Royal Decree- Law on the basis of the percentages established therein. The Group's Parent, Endesa, must finance 44.16% of the shortfall in revenue from regulated activities. In 2005 the estimated shortfall in revenue from regulated activities amounted to EUR 3,830 million, of which Endesa financed EUR 1,691 million. On 20 November 2006, Endesa assigned this collection right to a consortium of banks. The consolidated balance sheet at 31 December 2005 included EUR 1,581 million in connection with this shortfall, based on the best estimate available at the date of preparation of the financial statements for 2005 (see Note 10). The difference between the shortfall recognized at 2005 year-end and the definitive shortfall did not have any effect on equity because it have rise to a higher-than-projected payment to finance it and a higher collection right relating to its recovery. Royal Decree-Law 3/2006 approved, inter alia, the following measures aimed at reducing the shortfall in revenue from regulated activities: 1. Since 3 March 2006, the electricity sale and purchase bids presented simultaneously by players belonging to the same corporate group in the daily and intra-daily electricity production markets have been treated in the same way as bilateral physical contracts settled at a price based on objective and transparent electricity market prices. This Royal Decree-Law set a provisional price of EUR 42.35/MWh in this connection, although the definitive price must be set by the government on the basis of market prices, as provided for in the aforementioned Royal Decree-Law. 2. Generation revenue must be reduced to take into account the effect of the internalization in the setting of the wholesale market prices by the greenhouse gas emission allowances allocated for no consideration under the Allocation Plan for 2006/2007 that are associated with that revenue. As the date of official preparation of these consolidated financial statements, the government had not yet established either the definitive price to be applied to a producer's power sales to a distributor that are treated in the same way as sales under a physical bilateral contract or the amount to be deducted from generation revenue in order to take into account the effect of the internalization on electricity prices of the allocation for no consideration of the greenhouse gas emission allowances. Against this regulatory backdrop, which differs from that existing in prior years, Group management has analyzed the various scenarios that might arise from a reasonable interpretation of all the information available in this connection, namely, Royal Decree-Law 3/2006, the draft Ministerial Order implementing it and the Report of the Spanish National Energy Commission (CNE) on the draft Ministerial Order. As a result of this analysis, the consolidated financial statements for 2006 reflect the electricity sales made by the producer to the distributor that are treated in the same way as bilateral physical contracts at the provisional price of EUR 42.35/MWh and revenue was reduced by EUR 121 million as a result of the application of the reduction provided for in Royal Decree-Law 3/2006 in connection with the greenhouse gas emission allowances allocated for no consideration. The Board of Directors consider that these amounts represent their best estimate based on the information available to them at the date of formal preparation of the consolidated financial statements and do not expect the possible positive or negative differences with respect to the amounts recognized that might arise when the definitive legislation is published to be material with respect to these consolidated financial statements taken as a whole. Royal Decree 1634/2006 provides for the reimbursement with a charge to electricity tariff revenue for the coming years of the shortfall in revenue from regulated activities for 2006 resulting from the settlements made by the CNE using the methodology in force. This reimbursement will be made to all the utilities that have financed the shortfall on the basis of the amounts actually contributed by each utility, including the borrowing costs incurred. Royal Decree 1634/2006 established provisionally the first annual payment to recover the shortfall in revenue from regulated activities for 2006. This annual payment amounts to EUR 173 million for the industry taken as whole. Based on the foregoing, the Board of Directors estimate that the financing of the shortfall in revenue from regulated activities for 2006 to be recovered by Endesa will amount to EUR 1,341 million, of which EUR 1,315 million are classified under Non-Current Financial Assets - Loans and Receivables in the consolidated balance sheet (see Note 10) and the remaining EUR 26 million are classified under Trade and Other Receivables. Also, Royal Decree 1634/2006 acknowledges ex-ante the existence of a shortfall in revenue from regulated activities that will arise in the period from 1 January 2007 to 31 March 2007, which amounts to EUR 750 million. In addition, it establishes that in the Royal Decrees modifying the electricity tariffs in 2007 will acknowledge ex ante the existence of a revenue shortfall in the settlements of regulated activities in whose calculation the shortfall or surplus from preceding quarters will be taken into account up to a maximum amount of five times the aforementioned amount. This shortfall will be financed with the income received from the assignment of the collection rights associated with the shortfall to third parties, which will be done through an auction process. The collection rights assigned will consist of the right to receive a given percentage of the monthly takings of the electricity system regulated by supply tariffs and access tariffs. This percentage, which will be the amount resulting from the straight-line recovery over 15 years of the amounts contributed, will be established by Royal Decree and will be revised annually. The recovery of the financing of the shortfall in revenue from regulated activities and the non-mainland system compensation payments in no case depends on the future sales of the Group. CO2 emission allowances Pursuant to Royal Decree 1866/2004 regulating the Spanish National CO2 Emission Allowances Plan for 2005-2007, Endesa must have allowances for the CO2 emissions made by it from 1 January 2005 onwards. Royal Decree 60/2005 approved the allocation for no consideration of individual emission allowances for each facility for 2005-2007. ENDESA was assigned emission allowances for the emission of 120.1 million tonnes of CO2 in that period. For the emissions made in excess of the volume of the allowances allocated to it, it must acquire the additional emission allowances in the market. b) Europe: Italy: Since 1 January 2005, the energy authorities, through Delibera 253/04 and successive amendments, have authorized the active participation of the demand side of the market, allowing wholesalers and large customers to purchase their power on the power exchange with hourly bids. Under Law 239, since 2004 all customers, except residential consumers, have been eligible customers. The full liberalization of the market has been set for 1 July 2007. The power exchange is articulated through the following markets: - Power market: day-ahead market and balancing market with valuation of the bids at the marginal system price. - Supplementary services market with valuation of pay-as-bid offers. - Capacity market, governed by remuneration criteria established by the authority. Decree-Law 6/8/2004 established the amounts of costs of transition to competition to be received by the producers. This Decree-Law recognized the entitlement of the producers to receive a total of EUR 850 million for that period, of which EUR 169 million corresponded to Endesa Italia, S.p.A. The schedule for collecting the recognized amounts will span the period from 2005 to 2009. The income received in this connection is being recognized in the income statement on the basis of the useful lives of the assets and, therefore, this remuneration was recognized. The consolidated income statements for 2006 and 2005 include income of EUR 34 million and EUR 33 million, respectively, in this connection, and the accompanying consolidated balance sheets at 31 December 2006 and 2005 include EUR 10 million and EUR 120 million, respectively, under Financial Assets in relation to the outstanding balance receivable (see Note 10) and EUR 102 million and EUR 136 million under Deferred Income on the liability side of the consolidated balance sheets at 31 December 2006 and 2005, respectively, in relation to the income not yet recognized in the consolidated income statement. France: On 13 June 2005, the Energy Orientation Law was approved. This Law defines the energy objectives and policies in France and rounds off the current legislation on demand management, renewable energies and electricity transmission and distribution system quality. The Law establishes measures that ensure a sufficient level of investment in generating facilities and networks to guarantee the quality and security of supply of electricity. On 1 July 2007, the gas and electricity markets in France will be liberalized in full in accordance with the related European legislation. c) Latin America: The legislation of the Latin American countries in which the Group operates differs from one country to another; however the main features are as follows: Generation: In general, they are liberalized markets in which private-sector players take investment decisions freely based on the authorities' guidelines. The exception is Brazil, where the new generating capacity needs are identified by the Ministry, and the related investments are made through a system of energy bids made by the players. In all the countries there is a centralized dispatching system based on variable production costs which seek to optimize the available production resources. These variable costs determine the marginal generation price, except in Colombia, where dispatching is based on bids tendered by the players. Distribution: In the five countries in which the Group operates, the selling price to customers is based on the price at which electricity is purchased from producers plus a component associated with the aggregate distribution price. Periodically, the regulator sets this price through distribution tariff revision processes. Accordingly, distribution is an essentially regulated activity.

In Argentina, Chile and Peru the purchase price for the distributors was tied to a generation purchase price calculated by the regulator, which was revised periodically. However, Chile and Peru changed their legislation to make it possible to tender energy bids at a fixed price at the request of the distributors. The two countries successfully completed their first bidding processes, at the end of 2006 in the case of Chile, and at the beginning of 2007 in the case of Peru. In Argentina, in January 2007 the authorities definitively approved the first tariff revision since 2002 whereby the remuneration acknowledged for Edesur was increased by 38%, which will be charged on all the tariff categories except residential tariffs. This tariff revision has retrospective effect from November 2005 and it is currently estimated that the effect on the margin of the retrospective effect from November 2005 to 31 December 2006 amounts to EUR 58 million. This amount will be recovered during the coming years. At the date of preparation of these consolidated financial statements certain aspects of the retrospective application of the tariff revision had not yet been determined with a view to ascertaining whether or not it is possible to recognize an asset in connection with this collection right. In Brazil the purchase price is based on the average prices in the bids for existing power and new power. However, the prices in the private contracts between companies that are still in force will remain unchanged during the term of the contracts. In Colombia the purchase price is negotiated directly with the producers, but the price charged to the end customer carries an efficiency surcharge for the distributors as a whole. The minimum supply thresholds at which electricity can be freely contracted in each country are as follows: Country Minimum MW Argentina 0.03 Brazil 3.0 Chile 0.5 Colombia 0.1 Peru 1.0 Integration and concentration limits: In general, the legislation in force defends free competition and defines criteria for preventing certain levels of economic concentration and/or market practices from damaging this competition. In principle, companies can engage in different activities (generation, distribution, retailing) provided that there is an appropriate degree of unbundling for both accounting and corporate law purposes. If this is permitted, it is in the transmission business in which the greatest restrictions are generally imposed, due mainly to its nature and to the need to guarantee adequate access to all players. In Argentina and Colombia there are specific restrictions on producers or distributors being majority shareholders of transmission companies. Additionally, in Colombia companies formed after 1994 may not be vertically integrated. Producers may not have ownership interests exceeding 25% in distributors, and vice versa. In Peru companies with a share of over 5% in a given business require authorization from the regulator to acquire a holding in a company operating in a different business. As regards concentration in a given business, in Argentina and Chile there are no limits on vertical or horizontal integration. In Peru integration is subject to authorization, 5% in the case of vertical integration and 15% in the case of horizontal integration. In Colombia, for the generation and retailing businesses companies may not have a market share of over 25%. Lastly, in Brazil, the only limit is a limit of 20% on horizontal integration in the national distribution market. The relevant legislation requires the authorization of the regulator for consolidations or mergers between players in the same segment. System access: In all countries, access rights and the related fee or access price are regulated by the relevant authority.

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5. Property, plant and equipment

The detail of the balance of "Property, Plant and Equipment" at 31 December 2006 and 2005 and of the changes therein in 2005 and 2004 is as follows:

Property, Plant and Equipment in Use	31/12/06 Millions of Euros				
	Cost	Accumulated Depreciation	Carrying Amount	Property, Plant and Equipment in the Course of Construction	Total Property, Plant and Equipment
Land and structures	2,396	(1,210)	1,186	22	1,208
Electricity generating facilities:	36,204	(19,875)	16,329	2,296	18,625
Hydroelectric power plants	11,278	(5,173)	6,105	163	6,268
Coal-fired/fuel-oil power plants	12,377	(8,652)	3,725	634	4,359
Nuclear power plants	8,213	(5,172)	3,041	103	3,144
Combined cycle plants	3,255	(437)	2,818	646	3,464
Renewable energy plants	1,081	(441)	640	750	1,390
Transmission and distribution facilities:	19,956	(8,324)	11,632	1,655	13,287
High-voltage	2,255	(899)	1,356	265	1,621
Low- and medium-voltage	15,612	(6,332)	9,280	1,182	10,462
Measuring and remote control equipment	1,676	(931)	745	128	873
Other facilities	413	(162)	251	80	331
Other items of property, plant and equipment	1,547	(1,076)	471	123	594
TOTAL	60,103	(30,485)	29,618	4,096	33,714

Property, Plant and Equipment in Use	31/12/05 Millions of Euros				
	Cost	Accumulated Depreciation	Carrying Amount	Property, Plant and Equipment in the Course of Construction	Total Property, Plant and Equipment
Land and structures	2,447	(1,075)	1,372	17	1,389
Electricity generating facilities:	35,576	(19,238)	16,338	1,735	18,073
Hydroelectric power plants	11,841	(5,232)	6,609	148	6,757
Coal-fired/fuel-oil power plants	12,146	(8,452)	3,694	564	4,258
Nuclear power plants	8,213	(5,031)	3,182	60	3,242
Combined cycle plants	2,629	(296)	2,333	609	2,942
Renewable energy plants	747	(227)	520	354	874
Transmission and distribution facilities:	18,855	(8,056)	10,799	1,459	12,258
High-voltage	2,302	(858)	1,444	205	1,649
Low- and medium-voltage	14,568	(6,103)	8,465	1,144	9,609
Measuring and remote control equipment	1,626	(912)	714	54	768
Other facilities	359	(183)	176	56	232
Other items of property, plant and equipment	1,687	(1,186)	501	92	593
TOTAL	58,565	(29,555)	29,010	3,303	32,313

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Millions of Euros Property, Plant and Equipment in Use Balance at 31/12/05 Inclusion/ Exclusion of Companies Additions Disposals Transfers and Other Translation Differences Balance at 31/12/06 Land and structures 2,447 - 12 (20) (33) (10) 2,396 Electricity generating facilities: 35,576 235 387 (126) 904 (772) 36,204 Hydroelectric power plants 11,841 - 9 (34) 46 (584) 11,278 Coal-fired/fuel-oil power plants 12,146 - 191 (59) 304 (205) 12,377 Nuclear power plants 8,213 - 15 (18) 3 - 8,213 Combined cycle plants 2,629 - 86 (14) 537 17 3,255 Renewable energy plants 747 235 86 (1) 14 - 1,081 Transmission and distribution facilities: 18,855 - 2 (149) 1,717 (471) 19,954 High-voltage 2,302 - 1 (18) 127 (159) 2,253 Low- and medium-voltage 14,568 - 1 (88) 1,367 (236) 15,612 Measuring and remote control equipment 1,626 - - (42) 111 (19) 1,676 Other facilities 359 - - (1) 112 (57) 413 Other items of property, plant and equipment 1,687 - 19 (66) (43) (48) 1,549 TOTAL 58,565 235 420 (361) 2,545 (1,301) 60,103 Millions of Euros Property, Plant and Equipment in the Course of Construction Balance at 31/12/05 Inclusion/ Exclusion of Companies Additions Disposals Transfers and Other Translation Differences Balance at 31/12/06 Land and structures 17 - 18 (1) (12) - 22 Electricity generating facilities: 1,735 92 1,377 (16) (891) (1) 2,296 Hydroelectric power plants 148 - 99 (14) (55) (15) 163 Coal-fired/fuel-oil power plants 564 - 486 - (417) 1 634 Nuclear power plants 60 - 69 - (26) - 103 Combined cycle plants 609 - 434 - (410) 13 646 Renewable energy plants 354 92 289 (2) 17 - 750 Transmission and distribution facilities: 1,459 - 1,899 (5) (1,691) (7) 1,655 High-voltage 205 - 176 (5) (107) (4) 265 Low- and medium-voltage 1,144 - 1,446 - (1,397) (11) 1,182 Measuring and remote control equipment 54 - 173 - (107) 8 128 Other facilities 56 - 104 - (80) - 80 Other items of property, plant and equipment 92 - 49 - (25) 7 123 TOTAL 3,303 92 3,343 (22) (2,619) (1) 4,096

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Accumulated Depreciation	Millions of Euros						
	Balance at 31/12/05	Inclusion/ Exclusion of Companies	Charge for the Year (*)	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/06
Land and structures	(1,075)	-	(59)	13	(90)	1	(1,210)
Electricity generating facilities:	(19,238)	(151)	(960)	88	67	319	(19,875)
Hydroelectric power plants	(5,232)	-	(232)	25	(2)	268	(5,173)
Coal-fired/fuel-oil power plants	(8,452)	-	(354)	40	61	53	(8,652)
Nuclear power plants	(5,031)	-	(154)	11	2	-	(5,172)
Combined cycle plants	(295)	-	(151)	12		(2)	(437)
Renewable energy plants	(227)	(151)	(69)		6	-	(441)
Transmission and distribution facilities:	(8,056)	-	(620)	105	71	176	(8,324)
High-voltage	(858)	-	(81)	5	(2)	37	(899)
Low- and medium-voltage	(6,103)	-	(438)	65	42	102	(6,332)
Measuring and remote control equipment	(912)	-	(88)	34	31	4	(931)
Other facilities	(183)	-	(13)	1		33	(162)
Other items of property, plant and equipment	(1,186)	-	(67)	68	108	1	(1,076)
TOTAL	**(29,555)**	**(151)**	**(1,706)**	**274**	**156**	**497**	**(30,485)**

(*) Also, in 2006 impairment losses amounting to EUR 13 million were recognized.

Property, Plant and Equipment in Use	Millions of Euros						
	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and other	Translation Differences	Balance at 31/12/05
Land and structures	2,349	-	70	(16)	3	41	2,447
Electricity generating facilities:	33,191	98	233	(190)	696	1,548	35,576
Hydroelectric power plants	10,628	-	25	(2)	(97)	1,287	11,841
Coal-fired/fuel-oil power plants	11,829	(3)	95	(166)	260	131	12,146
Nuclear power plants	8,130	-	11	(22)	94	-	8,213
Combined cycle plants	2,011	-	63	-	425	130	2,629
Renewable energy plants	593	101	39	-	14	-	747
Transmission and distribution facilities:	16,648	-	10	(53)	1,309	941	18,855
High-voltage	1,631	-	2	(8)	358	319	2,302
Low- and medium-voltage	13,328	-	5	(28)	718	545	14,568
Measuring and remote control equipment	1,358	-	3	(17)	222	60	1,626
Other facilities	331	-	-	-	11	17	359
Other items of property, plant and equipment	1,614	(2)	29	(46)	7	85	1,687
TOTAL	**53,802**	**96**	**342**	**(305)**	**2,015**	**2,615**	**58,565**

Property, Plant and Equipment in the Course of Construction	Millions of Euros						
	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/05
Land and structures	7	-	37	-	(27)	-	17
Electricity generating facilities:	1,311	10	1,061	(6)	(652)	11	1,735
Hydroelectric power plants	134	-	65	(4)	(57)	10	148
Coal-fired/fuel-oil power plants	238	(4)	413	-	(84)	1	564
Nuclear power plants	58	-	72	-	(70)	-	60
Combined cycle plants	669	-	375	-	(435)	-	609
Renewable energy plants	212	14	136	(2)	(6)	-	354
Transmission and distribution facilities:	882	-	1,769	-	(1,253)	61	1,459
High-voltage	162	-	152	-	(125)	16	205
Low- and medium-voltage	627	-	1,383	-	(901)	35	1,144
Measuring and remote control equipment	43	-	112	-	(106)	5	54
Other facilities	50	-	122	-	(121)	5	56
Other items of property, plant and equipment	137	-	49	-	(101)	7	92
TOTAL	**2,337**	**10**	**2,916**	**(6)**	**(2,033)**	**79**	**3,303**

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Accumulated Depreciation	Millions of Euros						
	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Charge for the Year (*)	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/05
Land and structures	(1,017)	-	(58)	4	-	(4)	(1,075)
Electricity generating facilities:	(17,879)	(6)	(974)	167	(4)	(542)	(19,238)
Hydroelectric power plants	(4,523)	-	(273)	1	26	(463)	(5,232)
Coal-fired/fuel-oil power plants	(8,127)	6	(401)	155	(27)	(58)	(8,452)
Nuclear power plants	(4,890)	-	(152)	11	-	-	(5,031)
Combined cycle plants	(180)	-	(102)	-	7	(21)	(296)
Renewable energy plants	(159)	(12)	(46)	-	(10)	-	(227)
Transmission and distribution facilities	(7,128)	-	(583)	37	(33)	(349)	(8,056)
High-voltage	(586)	-	(81)	5	(85)	(11)	(858)
Low- and medium-voltage	(5,374)	-	(404)	18	(133)	(210)	(6,103)
Measuring and remote control equipment	(803)	-	(84)	14	(22)	(17)	(912)
Other facilities	(365)	-	(14)	-	207	(11)	(183)
Other items of property, plant and equipment	(1,205)	2	(51)	39	57	(28)	(1,186)
TOTAL	**(27,229)**	**(4)**	**(1,666)**	**247**	**20**	**(923)**	**(29,555)**

(*) Also, in 2005 impairment losses amounting to EUR 26 million were recognized.

The detail of the investments in property, plant and equipment, without considering those in investment property, made in 2006 and 2005 in the various geographical areas and businesses in which the Group operates is as follows:

	Millions of Euros			
	2006			
	Generation	Distribution and Transmission	Other	Total
Spain and Portugal	1,171	1,408	51	2,630
Rest of Europe	265	-	6	271
Latin America	328	493	41	862
TOTAL	**1,764**	**1,901**	**98**	**3,763**

	Millions of Euros			
	2005			
	Generation	Distribution and Transmission	Other	Total
Spain and Portugal	943	1,389	50	2,382
Rest of Europe	185	-	91	276
Latin America	166	390	44	600
TOTAL	**1,294**	**1,779**	**185**	**3,258**

The investments in property, plant and equipment in the electricity generation business in Spain and Portugal include the advances made in the new capacity programme and, among other projects, the construction and connection to the system of the Cristóbal Colón (Huelva) 400 MW combined cycle plant and the construction work on the As Pontes (A Coruña) 800 MW combined cycle plant, conversion to the use of imported coal of units 3 and 4 of the As Pontes (A Coruña) fossil-fuel plant, and the construction of the desulphurization units of the Alcudia, Compostilla, Teruel, Los Barrios and Almería plants, together with the measures required to reduce NO_x emissions by the fossil-fuel units of the coal-fired facilities.

The investments in property, plant and equipment in the electricity generation business in the rest of Europe relate mainly to the performance of repowering projects in Italy and to the construction of the desulphurization units of the Ostiglia and Tavazzano plants in Italy and of the Provence and CEH plants in France.

34 Annual Report 2006

The investments in property, plant and equipment in the electricity generation business in Latin America include, among other projects, the construction in Chile of the San Isidro II 377 MW combined cycle plant, of the Palmucho 32 MW hydroelectric plant of the Termocartagena 190 MW plant; the construction in Peru of the second Etevensa combined cycle plant, which will be called Etevensa II; and the work to convert Etevensa I to combined cycle technology. The investments in distribution relate to network extensions and expenditure aimed at optimizing the functioning thereof in order to improve the efficiency and quality of the service provided. At 31 December 2006 and 2005, property, plant and equipment included EUR 145 million and EUR 107 million, respectively, relating to the carrying amount of assets held under finance leases. The detail of the present value of the future payments under these leases at 31 December 2006 is as follows: Year Millions of Euros 2007 9 2008 25 2009 8 2010 and subsequent years 83 The consolidated income statements for 2006 and 2005 include EUR 91 million and EUR 92 million, respectively, relating to payments under operating leases in those years for property, plant and equipment in use. The detail at 31 December 2006 of the future payments under those leases is as follows: Year Millions of Euros 2007 67 2008 61 2009 59 2010 and subsequent years 225 At 31 December 2006 and 2005, the Group had property, plant and equipment purchase commitments amounting to EUR 1,758 million and EUR 1,974 million, respectively. Endesa and its subsidiaries have taken out insurance policies to cover the possible risks to which their property, plant and equipment are subject and the claims that might be filed against them for carrying on their business activities. These policies are considered to adequately cover the related risks. The loss of profit that might arise as a result of outages is also covered. In 2006 indemnity payments totaling EUR 15 million were received from insurance companies for claims and losses. As a result of the reduction of the physical power and supply guarantee by the Brazilian authorities for the Argentina- Brazil interconnection due to the Argentine energy crisis, Cien (a company controlled 100% by the Group with an ownership interest of 59.5%) made progress with the steps required to modify its business to focus exclusively on the management of the interconnection line in order to receive regulated fees and discontinued cross-border power purchases and sales between the two countries. To this end, the company renegotiated its power supply contracts with Copel and is seeking remuneration that is compatible with its actual status as an international electricity transmission utility. The definitive business structure of Cien is expected to have been defined by the end of 2007. The Board of Directors consider that the negotiations will be successfully completed in 2007, making the new business plan viable, which will make it possible to recover in full the carrying amount of CIEN's property, plant and equipment, which totaled EUR 359 million at 31 December 2006.

6. Investment property The detail of Investment Property and of the changes therein in 2006 and 2005 is as follows: Millions of Euros Balance at 31/12/05 Investments Transfer of Properties Reduction Due to Disposal Translation Differences Other Balance at 31/12/06 Properties in Spain 4 - 30 (1) - (1) 32 Properties in Latin America 67 7 - (16) (10) 1 49 TOTAL 71 7 30 (17) (10) - 81 Millions of Euros Balance at 31/12/04 Transfer of Properties Reduction Due to Disposal Translation Differences Balance at 31/12/05 Properties in Spain - 4 - - 4 Properties in Latin America 58 - (4) 13 67 TOTAL 58 4 (4) 13 71 The market value of the investment property at 31 December 2006 was approximately EUR 513 million. The total market value of the investment property at 31 December 2005 was between approximately EUR 462 million and EUR 635 million (see Note 3-b). The properties disposed of in 2006 were sold for EUR 300 million, of which EUR 240 million related to the sale of land in Palma de Mallorca to Neinver Bolonia, S.L., in which, after the sale, Endesa acquired an ownership interest of 45% (see Notes 9 and 23). The direct expenses relating to investment property recognized in the consolidated income statements for 2006 and 2005 are not material. 7. Intangible assets The detail of Intangible Assets and of the changes therein in 2006 and 2005 is as follows: Millions of Euros Balance at 31/12/05 Inclusion/ Exclusion of Companies Additions Amortization (*) Disposals Transfers and Other Translation Differences Balance at 31/12/06 CO2 emission allowances 531 4 802 (121) (786) (1) - 429 Computer software 212 - 105 (71) (4) - - 242 Connection points (Note 8) - - - - - 72 - 72 Other 120 - 22 (11) (1) (68) (1) 61 TOTAL 863 4 929 (203) (791) 3 (1) 804 (*) Including impairment losses amounting to EUR 116 million. Millions of Euros Balance at 31/12/04 Inclusion/ Exclusion of Companies Additions Amortization Disposals Transfers and Other Translation Differences Balance at 31/12/05 CO2 emission allowances - - 531 - - - - 531 Computer software 212 - 71 (77) - (2) 8 212 Connection points - - - - - - - - Other 111 (3) 10 (7) (3) 11 1 120 TOTAL 323 (3) 612 (84) (3) 9 9 863

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CO_2 emission allowances

The amount recognized for CO_2 emission allowances includes EUR 334 million at 31 December 2006 and EUR 374 million at 31 December 2005 relating to allowances allocated for no consideration under the National Emission Allowance Allocation Plans of each of the European countries in which the Group operates.

The emission allowances received for no consideration relate to 53 million tons in 2006 and to 46.1 million tons in 2005. The National Allocation Plans approved in the European countries in which the Group engages in generating activities also provided for the allocation of emission allowances for no consideration totalling 52 million tons in 2007.

The detail of the emission allowances allocated to the Group for no consideration for 2007, 2006 and 2005 is as follows:

	Millions of Tonnes		
	2007	**2006**	**2005**
Spain	38	39	43
Italy	11	11	11(1)
France	2	2	2
Poland	1	1	1
TOTAL	**52**	**53**	**57**

(1) No emission allowances were allocated to Endesa Italia S.p.A. in 2005 because the Italian National Allowance Allocation Plan was approved in 2006 and, therefore, the 2005 financial statements do not reflect any allocation of allowances in this connection.

The detail of the emission allowances consumed by the Endesa Group in 2006 and 2005, which totaled 62 million tons and 67 million tons, respectively, is as follows:

	Millions of Tonnes	
	2006	**2005**
Spain	46	52
Italy	14	13
France	1	1
Poland	1	1
TOTAL	**62**	**67**

At 31 December 2006, the provision included in the consolidated balance sheet in respect of the emissions made by the Group in 2006 amounted to EUR 418 million. Of this amount, EUR 334 million will be covered by the emission allowances received in the related National Allocation Plans and EUR 84 million will be covered by the allowances acquired during the year. Substantially all the emission allowances recognized in the consolidated balance sheet at 31 December 2005 were used in 2006 to cover the CO_2 emissions made in 2005. Similarly, most of the emission allowances recognized in the consolidated balance sheet at 31 December 2006 will be used in 2007 to cover the CO_2 emissions made in 2006.

At 31 December 2006 and 2005, the CO_2 emission allowance purchase commitments amounted to EUR 66 million and EUR 4 million, respectively.

Connection points

As a result of the acquisition of Finerge in 2005 and the valuation of this company's assets and liabilities in 2006, it was disclosed that there are intangible assets amounting to EUR 72 million relating to permits received by the company from the Portuguese state prior to its inclusion in the Group for the installation of wind farms, i.e. the so-called "connection points". Connection points are considered to be intangible assets with indefinite useful lives since the connection point concessions do not expire and the Company considers that, in the present circumstances, it will continue to use them indefinitely and, therefore, they are not amortized.

On the basis of the estimates and projections available to the Board of Directors, the forecasted cash flows attributable to the intangible assets will be exceeding the carrying value of the assets and therefore make it possible to recover the carrying amount of these assets recognized at 31 December 2006.

Legal Documentation | 37

8. Goodwill

The detail, by cash-generating unit (or group of units) to which it is allocated, of goodwill and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros					
	Balance at 31/12/05	**Additions**	**Disposals**	**Translation Differences**	**Other**	**Balance at 31/12/06**
Subsidiaries in Chile	2,368	-	-	(380)	-	1,988
Endesa Italia	1,293	-	-	-	94	1,387
Snet	178	23	-	-	-	201
Coelce	156	-	-	(4)	-	152
Finerge	145	-	-	-	(94)	51
Ampla	111	-	-	(2)	-	109
Ferrara	-	32	-	-	(5)	27
Teverola	-	40	-	-	(6)	34
Other	27	12	-	-	(2)	37
TOTAL	**4,278**	**107**	-	**(386)**	**(13)**	**3,986**

	Millions of Euros					
	Balance at 31/12/04	**Additions**	**Disposals**	**Translation Differences**	**Other**	**Balance at 31/12/05**
Subsidiaries in Chile	1,808	3	-	557	-	2,368
Endesa Italia	1,324	-	-	-	(31)	1,293
Snet	183	-	-	-	(5)	178
Coelce	121	-	-	35	-	156
Finerge	-	145	-	-	-	145
Ampla	99	-	-	12	-	111
Other	21	-	-	6	-	27
TOTAL	**3,556**	**148**	-	**610**	**(36)**	**4,278**

The addition to the goodwill relating to Snet in 2006 relates to an adjustment for the contingent payment for the acquisition of the group headed by this company.

The valuation of the assets and liabilities of Finerge required to calculate the related goodwill was completed in 2006. After this definitive allocation, the goodwill relating to Finerge amounted to EUR 51 million. Had the assets and liabilities been measured and the goodwill determined at the date of acquisition, the profit for 2005 would not have differed significantly with respect to that included in the financial statements for 2005.

The assets and liabilities of Finerge were measured as follows:

	Millions of Euros
Property, plant and equipment	82
Intangible assets: connection points (Note 7)	72
Other assets	89
Minority interests	(6)
Non-current liabilities	(115)
Current liabilities	(21)
Total net value of assets and liabilities	101
Acquisition price	152
Goodwill	**51**

At the date of preparation of these consolidated financial statements the valuation of the assets and liabilities of Teverola and Ferrara with a view to definitively allocating the goodwill had not been completed.

38 | Annual Report 2006

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According to the estimates and projections available to the Board of Directors, the projected cash flows attributable to the cash-generating units (or groups of units) to which the goodwill is allocated will be exceeding the carrying value of the assets and therefore make it possible to recover the carrying amount of each item of goodwill recognized at 31 December 2006.

9. Investments accounted for using the equity method

The detail of the main Group investees accounted for using the equity method and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros								
	Balance at 31/12/05	Inclusion/ Exclusion of Companies	Additions	Disposals	Result of Companies Accounted for Using the Equity Method	Dividends	Translation Differences	Transfers and Other	Balance at 31/12/06
Gas Atacama	130	-	-	-	4	-	(4)	-	130
Tejo Energia	87	-	-	-	1	(4)	-	-	84
Nuclenor	63	-	-	-	31	(33)	-	1	62
Tahaddart	22	-	3	-	3	(2)	-	-	26
E.E. Da Alvadia	2	-	-	(1)	1	-	-	20	22
Altek	30	-	-	-	(5)	-	(5)	1	21
Ergosud	19	-	-	-	-	-	-	-	19
E.E. Vale Do Minho	-	-	-	-	-	-	-	19	19
AIE Ascó-Vandellos	16	-	-	-	-	-	-	1	17
Tirme	11	-	-	-	3	(1)	-	-	13
E.E. Da Espiga	-	-	-	-	-	-	-	11	11
Elcogas	18	-	-	-	-	-	-	(10)	8
Neinver Bolonia	-	-	27	-	-	-	-	(27)	-
Other	225	-	25	(7)	25	(21)	(3)	(27)	217
TOTAL	623	-	55	(8)	63	(61)	(12)	(11)	649

	Millions of Euros								
	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Result of Companies Accounted for Using the Equity Method	Dividends	Translation Differences	Transfers and Other	Balance at 31/12/05
Gas Atacama	111	-	-	-	9	-	13	(3)	130
Tejo Energia	83	-	5	-	6	(11)	-	4	87
Nuclenor	80	-	-	-	19	(33)	-	(3)	63
Altek	45	-	-	-	(1)	-	4	(18)	30
Tahaddart	11	-	-	-	2	-	-	9	22
Ergosud	19	-	-	-	-	-	-	-	19
Elcogas	22	-	-	-	(4)	-	-	-	18
Auna	1.083	-	-	(904)	10	-	-	(189)	-
Smartcom	402	-	-	(411)	(2)	-	11	-	-
Sidec	30	-	-	(56)	8	(2)	-	20	-
NQF Gas	21	-	-	-	1	-	-	(22)	-
Other	284	(22)	1	(1)	19	(12)	6	(21)	254
TOTAL	2.191	(22)	6	(1.372)	67	(58)	34	(223)	623

Legal Documentation | 39

The main transaction performed by the Group in 2006 in connection with the companies accounted for using the equity method was the acquisition of 45% of the share capital of Neinver Bolonia for EUR 27 million. This investment is carried at a zero balance in the consolidated balance sheet at 31 December 2006 since, prior to the acquisition of the investment, the Group sold some land in Palma de Mallorca to this company (see Note 6). The adjustment to eliminate 45% of the gain obtained by the Group on the sale was deducted from the carrying amount of the investment to leave it with a zero balance. Also, a liability of EUR 13.5 million was recognized under "Long-Term Provisions" in the consolidated balance sheet in relation to the only obligation assumed by the Group to make future contributions for the operations of this company. This amount was also deducted from the total gain obtained on the sale of the land. The Group will not make any additional contribution to this company exceeding the EUR 13.5 million recognized on the liability side of the consolidated balance sheet. Therefore, the Group has only recognized the amount of the gain obtained on the sale relating to the portion for which all the risks and rewards of ownership of the land have been transferred (see Note 23).

The main transactions carried out by the Group in 2005 in respect of companies accounted for using the equity method were as follows (see Note 23):

- The sale of 27.7% of the share capital of the telecommunications operator Auna to France Telecom España S.A. for EUR 2,221 million. Following this sale the Group had an ownership interest of 5.01% in Auna which was transferred to "Non-Current Financial Assets" in the accompanying consolidated balance sheet, where is was classified at 31 December 2005. This investment was subsequently sold to Deutsche Bank (see Note 10).

- The sale of the Group's entire investment in Smartcom Pcs for EUR 408 million.

- The sale of Snet's investment in the electricity producer Séchilienne-Sidec ("Sidec") for EUR 104 million.

Following is information at 31 December 2006 and 2005 from the financial statements of the main companies over which the Group holds joint control (see Note 3-h):

	31/12/06						
	% of Ownership	Millions of Euros					
		Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Nuclenor	50%	189	127	106	56	208	102
Ergon Energia	50%	-	92	-	89	694	691
Tejo Energia	38.9%	510	152	467	7	190	173
Pegop	50%	-	11	-	6	20	13
Carbopego	50%	-	14	-	6	85	86
Gas Atacama	50%	489	62	264	32	197	169
A.I.E. Ascó Vandellós	85.4%	143	132	171	85	165	157

	31/12/05						
	% of Ownership	Millions of Euros					
		Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Nuclenor	50%	150	121	55	62	210	101
Ergon Energia	50%	-	75	-	73	383	381
Tejo Energia	38.9%	510	106	360	71	228	194
Pegop	50%	8	-	-	3	19	13
Carbopego	50%	21	-	11	-	98	94
Gas Atacama	50%	823	221	615	170	206	172
A.I.E. Ascó Vandellós	85.4%	153	146	187	93	156	148

40 | Annual Report 2006

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Gas Atacama, a company in which the Group has an interest of 50% (percentage of ownership of 18%), has entered into various contracts to supply power to its customers in Chile. In view of the growing difficulties involved in importing natural gas from neighboring countries at competitive prices, Gas Atacama has been forced to generate electricity using alternative fuels. The new supply scenarios could condition the future viability of the company due both to breakdowns in the gas supply chain and to the fact that the additional costs cannot be passed on to the end consumers. In order to be able to ensure the economic viability of the business and to avoid future claims for breach of contract, management of Gas Atacama is analyzing, together with other partners, a project to build a regasification plant. The directors consider that this new plant would provide Gas Atacama with a continuous supply of fuel to be able to fulfill its business plan, on which is based the recoverability of the net investment recognized in the accompanying consolidated balance sheet at 31 December 2006 amounting to EUR 259 million, of which EUR 130 million relate to the investment accounted for using the equity method and EUR 129 million relate to loans granted (see Note 25).

Following is information at 31 December 2006 and 2005 from the financial statements of the main companies over which the Group exercises significant influence:

	31/12/06						
		Millions of Euros					
	% of Ownership	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Elcogas	40.87%	265	168	16	393	117	123
Tirme	40%	199	48	139	82	68	58

	31/12/05						
		Millions of Euros					
	% of Ownership	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Elcogas	40.87%	296	81	287	53	135	145
Tirme	40 %	191	38	154	53	69	59

A complete list of the investees over which the Group exercises joint control or significant influence is included in Appendix II to these notes to the consolidated financial statements.

The economic and financial aggregates of the other companies over which the Endesa Group exercises joint control or significant influence are not material.

10. Non-current financial assets

The detail of "Non-Current Financial Assets" in the accompanying consolidated balance sheet and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros						
	Balance at 31/12/05	Additions or Charge for The Year	Disposals or Reductions	Valuation Adjustment against Equity (*)	Translation Differences	Transfers and Other	Balance at 31/12/06
Loans and receivables	3,374	2,561	(1,902)	-	(26)	(126)	3,881
Available-for-sale financial assets	664	3	(400)	26	(7)	46	332
Financial derivatives (Note 18)	142	-	(5)	50	-	124	311
Impairment losses	(46)	(1)	5	-	-	-	(42)
TOTAL	4,134	2,563	(2,302)	(76)	(33)	44	4,482

(*) Classified under "Equity – Unrealized Asset and Liability Revaluation Reserve" or "Equity – Of Minority Interests", as appropriate.

Legal Documentation | 41

	Millions of Euros							
	Balance at 31/12/04	First-Time Application of IASs 32 and 39	Additions or Charge for the Year	Disposals or Reductions	Valuation Adjustment against Equity (*)	Translation Differences	Transfers and Other	Balance at 31/12/05
Loans and receivables	1,100	(109)	2,397	(152)	-	98	40	3,374
Available-for-sale financial assets	241	41	5	(37)	237	1	176	664
Financial derivatives (Note 18)	-	154	16	-	(28)	-	-	142
Impairment losses	(45)	-	(12)	13	-	(1)	(1)	(46)
TOTAL	1,296	86	2,406	(176)	209	98	215	4,134

(*) Classified under "Equity – Unrealized Asset and Liability Revaluation Reserve" or "Equity – Of Minority Interests", as appropriate.

Loans and receivables

The detail of "Loans and Receivables" at 31 December 2006 and 2005 is as follows:

	Millions of Euros	
	Balance at 31/12/06	Balance at 31/12/05
Financing of the shortfall in revenue from regulated activities in Spain (Note 4-a)	1,315	1,581
Compensation payments for extra non-mainland production costs (Note 4-a)	1,366	579
Costs of transition to competition of Endesa Italia (Note 4-b)	10	120
Guarantees and deposits	455	365
Loans to associates and jointly controlled entities	287	269
Loans to employees	87	156
Other loans	361	304
TOTAL	3,881	3,374

The fair value of these assets approximates their carrying amount.

On 20 November 2006, Endesa entered into an agreement for the assignment of all the collection rights relating to the shortfall in revenue from regulated activities in Spain for 2005 with BNP Paribas and Banesto. The proceeds from the sale amounted to EUR 1,676 million. This amount could be modified on the basis of the possible changes that might arise in certain variables in the settlement of the collection rights with respect to the amount used in calculating the purchase price. The analysis performed disclosed that the Group has transferred substantially all the risks and rewards of ownership of the collection rights relating to the shortfall in revenue from regulated activities in 2005 and, therefore, it derecognized this asset.

The detail, by maturity, of the current and non-current loans to associates and jointly controlled entities at 31 December 2006 and 2005 is as follows:

	Millions of Euros							
	Balance at 31/12/06	Current Maturity	Non-Current Maturities					
		2007	2008	2009	2010	2011	Subsequent Years	Total
Euro loans	134	13	4	13	44	13	47	121
Foreign currency loans	166	-	129	-	-	-	37	166
TOTAL	300	13	133	13	44	13	84	287

42 Annual Report 2006

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	Millions of Euros							
	Balance at 31/12/05	Current Maturity	Non-Current Maturities					
		2006	2007	2008	2009	2010	Subsequent Years	Total
Euro loans	123	1	2	1	2	-	117	122
Foreign currency loans	147	-	147	-	-	-	-	147
TOTAL	270	1	149	1	2	-	117	269

These loans earned average interest at 5.67% and 4.33% in 2006 and 2005, respectively.

Available-for-sale financial assets

In 2005 the 5.01% investment in Auna still held by the Group following the sale of the 27.7% ownership interest to France Telecom (see Note 9) was transferred to this line item. The 5.01% investment in Auna was subsequently sold to Deutsche Bank for EUR 359 million. Endesa is entitled to receive 90% of the portion of the selling price in the first transaction made with these shares on or after 8 November 2008 that exceeds the amount of EUR 361 million capitalised at an annual rate of 4.5%. The asset relating this investment was derecognized in 2006 because the period for exercising their pre-emption rights by the other shareholders of Auna had expired.

This heading also includes the Group's investment of 3% in Red Eléctrica de España, S.A. ("Red Eléctrica"), which was carried at EUR 132 million at 31 December 2006 (31 December 2005: EUR 106 million), of which EUR 106 million are classified under "Equity - Unrealized Asset and Liability Revaluation Reserve" (31 December 2005: EUR 80 million) (see Note 13). Under Royal Decree-Law 5/2005, of 11 March, the Group must reduce its investment in Red Eléctrica to 1% before 1 January 2008.

11. Inventories

The detail of "Inventories" 31 December 2006 and 2005 is as follows:

	Millions of Euros	
	31/12/06	31/12/05
Fuel stocks:	676	623
Nuclear fuel	204	253
Other	472	370
Other inventories	223	205
Valuation adjustment	(17)	(16)
TOTAL	882	812

The fuel stock purchase commitments at 31 December 2006 and 2005 amounted to EUR 17,644 million and EUR 20,276 million, respectively, assuming that the market price at each year-end, in the cases in which prices are tied to market prices, would be applied. A portion of these commitments relates to natural gas purchase agreements with "take or pay" clauses. The Board of Directors consider that the Group will be able to fulfil these obligations and, therefore, they do not expect any contingency to arise in this connection.

12. Trade and other receivables

The detail of "Trade and Other Receivables" at 31 December 2006 and 2005 is as follows:

Trade and Other Receivables	Millions of Euros	
	31/12/06	31/12/05
Trade receivables for sales	4,029	4,397
Tax assets:	960	864
Income tax	570	456
Other taxes	390	408
Other receivables	1,179	1,186
Valuation adjustment	(349)	(349)
TOTAL	5,819	6,098

Legal Documentation | 43

In 2006 the average trade receivable collection period was 28 days (2005: 27 days) and, consequently, the fair value of trade receivables approximates their carrying amount. 13. Equity The detail of the Group's equity at 31 December 2006 and 2005 and of the changes therein is as follows:

Share Capital Share Premium Legal Reserve Revaluation Reserves Restricted Reserves Translation Differences Unrealized Asset and Liability Revaluation Reserve Retained Earnings Interim Dividend Total Equity of the Parent Equity of Minority Interests Total Equity Balance at 31/12/04 1,271 1,376 285 1,714 170 (20) 57 4,163 (288) 8,728 5,405 14,133 First-time application of IASs 32 and 39 - - - - - - (49) (143) - (192) (1,574) (1,766) Distribution of profit - - - - - - - (782) 288 (494) (216) (710) Income and expenses recognized in equity - - - - - 749 187 (209) - 727 693 1,420 Profit for the year - - - - - - - 3,182 - 3,182 575 3,757 Interim dividend - - - - - - - - (323) (323) - (323) Inclusion/Exclusion of companies - - - - - - - - - - 113 113 Other payments to shareholders - - - - - - - (14) - (14) (283) (297) Corporate restructuring - - - - - - - (24) - (24) 24 - Balance at 31/12/05 1,271 1,376 285 1,714 170 729 195 6,173 (323) 11,590 4,737 16,327 Distribution of profit - - - - - - - (2,541) 323 (2,218) (346) (2,564) Income and expenses recognized in equity - - - - - (402) (81) (20) - (503) (366) (869) Profit for the year - - - - - - - 2,969 - 2,969 829 3,798 Interim dividend - - - - - - - - (529) (529) - (529) Inclusion/Exclusion of companies - - - - - - - - - - (61) (61) Other payments to shareholders - - - - - - - - - - (80) (80) Corporate restructuring - - - - - - - (18) - (18) (68) (86) Balance at 31/12/06 1,271 1,376 285 1,714 170 327 114 6,563 (529) 11,291 4,645 15,936 Legal Documentation 45 endesa06

13.1. Equity: Of the Parent Share capital At 31 December 2006, the share capital of Endesa, S.A. amounted to EUR 1,270,502,540.40 and was represented by 1,058,752,117 fully subscribed and paid shares of EUR 1.2 par value each, all of which are listed on the Spanish Stock Exchanges. There were no changes in 2006 or 2005. At 31 December 2006, 15,952,756 shares of Endesa, S.A. were listed on the New York Stock Exchange in the form of ADRs (2005: 22,676,060 shares). Endesa, S.A.'s shares are also traded on the Santiago de Chile Offshore Stock Exchange. On 16 November 2006, the Spanish National Securities Market Commission (CNMV) authorized the takeover bid for all the shares of Endesa, S.A. presented by E.On Zwolfte Verwaltungs GmbH (E.On), a subsidiary of E.On AG. E.On's bid is conditional upon the acquisition of at least 529,481,934 shares of Endesa, representing 50.01% of its share capital. Share premium The Consolidated Spanish Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use. Legal reserve Under the Consolidated Spanish Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. The Group's Parent has recorded the legal reserve in full. Revaluation reserves The balance of Revaluation Reserves arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996, of 7 June. From 1 January 2007, the aforementioned balance can be used, free of tax, to offset future accounting losses and to increase share capital, or be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized. Translation differences The detail, by company, of translation differences net of taxes in the consolidated balance sheets at 31 December 2006 and 2005 is as follows:

Millions of Euros Translation differences 31/12/06 31/12/05 Codensa 82 116 Emgesa 59 85 Ampla 41 39 Cachoeira Dourada 38 39 Investluz/Coelce 33 27 Betania 25 33 Cien 20 24 Central Generadora Fortaleza 16 20 Bialystok 8 8 Pehuenche 7 19 Endesa Chile (6) (35) Chilectra (8) (7) Edesur (8) 3 Enersis (119) (114) Other subsidiaries in Chile 126 438 Other 13 34 TOTAL 327 729 Dividend The 2006 interim dividend approved by the Board of Directors of Endesa, S.A. on 24 October 2006 amounts to EUR 0.5 gross per share, giving a total amount of EUR 529 million, which was deducted from the Parent's equity at 31 December 2006. Also, the Company's Board of Directors resolved on 30 March 2007 to propose to the shareholders at the Annual General Meeting to pay a final dividend for 2006 of EUR 1.14 gross per share, giving a total of EUR 1,207 million. The 2005 interim dividend approved by the Board of Directors of Endesa, S.A. on 15 November 2005 amounted to EUR 0.305 gross per share, giving a total amount of EUR 323 million, which was deducted from the Parent's equity at 31 December 2005. Also the Company's shareholders approved at the Annual General Meeting on 25 February 2006 the payment of a final dividend for 2005 of EUR 2.095 gross per share on 3 July 2006, giving a total amount of EUR 2,218 million. Treasury shares As authorised by the shareholders at the General Meetings on 2 April 2004 and 27 May 2005, and to facilitate the liquidity of trading in its shares at particular times, in 2005 Endesa, S.A. acquired 250,613 treasury shares for an average price of EUR 17.91 per share and sold these same shares for an average price of EUR 18.51 per share. No transactions involving treasury shares were performed in 2006. At 31 December 2006 and 2005, Endesa did not hold any treasury shares. Capital management The Group's capital management focuses on achieving a financial structure that optimises the cost of capital while maintaining a solid financial position. This policy makes it possible to make creating value for the shareholder compatible with access to financial markets at a competitive cost in order to cover both debt refinancing needs and investment plan financing needs not covered by the funds generated by the business. The Board of Directors consider that evidence of fulfillment of the capital management targets set is provided by the maintenance of the long-term rating of A and a gearing ratio not exceeding 140%, taken to be the result of dividing net financial liabilities by equity.

At 31 December 2005 and 2006, the Group was achieving both parameters, as shown below:

	Long-Term Rating	
	31/12/06	31/12/05
Fitch	A+	A+
Moody's	A3	A3
Standard & Poor's	A	A

	Gearing Ratio	
	Millions of Euros	
	31/12/06	31/12/05
Net financial liabilities:	**19,840**	**18,281**
Non-current bank borrowings and other financial liabilities	20,487	18,587
Current bank borrowings and other financial liabilities	629	2,450
Cash and cash equivalents	(965)	(2,614)
Derivatives recognized as financial assets (Note 16)	(311)	(142)
Equity:	**15,936**	**16,327**
Of the Parent	11,291	11,590
Of minority interests	4,645	4,737
Gearing ratio	**124.5%**	**119.97%**

Restrictions on the distribution of funds by subsidiaries

Certain Group companies have clauses in their financing contracts that have to be met in order to be able to distribute profits to shareholders. At 31 December 2006 and 2005, the assets of the companies subject to these restrictions amounted to EUR 259 million and EUR 258 million, respectively.

In certain cases, ENDESA is subject to the prior administrative authorization system of the CNE provided by Additional Provision Eleven, Three. 1.14 of Oil and Gas Industry Law 34/1998, of 7 October.

The new wording of the aforementioned Additional Provision Eleven was established by Royal Decree-Law 4/2006, of 24 February, modifying function 14 of the CNE. This function establishes that the CNE is responsible for authorizing the acquisition of ownership activities in entities formed under the Spanish Commercial Code by companies engaging in regulated activities. The new wording provided by Royal Decree-Law 4/2006 broadens this function to encompass also:

- Companies that engage in activities that are subject to administrative control which implies a special discipline relationship (nuclear power plants, coal-fired plants of particular significance for the consumption of Spanish coal, island and non-mainland electricity systems, natural gas storage or natural gas transmission through international gas pipelines with Spain as the end destination).

- Any player that wishes to acquire an ownership interest of 10% or more, or an ownership interest that provides significant influence, in a company that, itself or through other companies in its group, engages in any of the aforementioned activities.

- The direct acquisition of the assets required to carry on those activities.

Authorization may be rejected for any of the following reasons:

- The existence of direct or indirect significant risks or adverse effects on the aforementioned activities.

- Protection of the general interest in the energy industry and, in particular, the guarantee that the industry policy objectives will be adequately safeguarded. Strategic assets are identified: basic gas system,

48 | Annual Report 2006

international gas pipelines, transmission facilities, island and non-mainland electricity systems, nuclear power plants and coal-fired plants of particular significance for the consumption of Spanish coal. - Inability to adequately carry on the activities covered by this function due to the performance by the acquiring party or the acquired party of other activities of a different type. - Any other public security issue and, in particular, security and quality of supply, or involving safeguards against a risk of insufficient investment in, or maintenance of, infrastructures. It is established that these rules will apply to transactions pending execution at the date on which they come into force, unless authorization has already been obtained pursuant to function 14. However, the European Commission decided to take Spain to the Court of Justice of the European Communities because it considers that these new powers of the CNE constitute unjustified restrictions on the free movement of capital and the freedom of establishment that infringe the provisions of the EC Treaty (Articles 56 and 43, respectively). 13.2. Equity: Of minority interests The main changes in this heading as a result of transactions performed in 2006 and 2005 are explained below: - In 2005 there was an addition of EUR 137 million as a result of the sale of 5.33% of the investment in Endesa Italia, S.p.A. This sale gave rise to a gain of EUR 24 million, which was recognized under Income from Sale of Assets in the consolidated income statement (see Note 23). - In 2006 Teverola and Ferrara, among other companies, started to be fully consolidated, which gave rise to an addition of EUR 23 million to Equity - Of Minority Interests. - In 2006 the balance of Equity - Of Minority Interests was reduced by EUR 90 million as a result of the acquisition of an additional investment of 4.28% in Teneguia Gestion Financiera, S.L., Soc. Com. (Teneguia). 14. Deferred income The changes in Deferred Income - in the accompanying consolidated balance sheet in 2006 and 2005 were as follows: Millions of Euros Grants and Fixed Charges for Connection Emission Allowances (Notes 7 and 21) Total Balance at 31/12/04: 1,535 - 1,535 Inclusion/Exclusion of companies 4 - 4 Additions 601 374 975 Amount taken to income (106) (370) (476) Translation differences 25 - 25 Other (1) - (1) Balance at 31/12/05: 2,058 4 2,062 Inclusion/Exclusion of companies 5 5 Additions 516 354 870 Amount taken to income (109) (356) (465) Translation differences (6) - (6) Other (24) - (24) Balance at 31/12/06 2,440 2 2,442

15. Long-term provisions The detail of Long-Term Provisions in the consolidated balance sheet at 31 December 2006 and 2005 is as follows: Millions of Euros 31/12/06 31/12/05 Provisions for pensions and similar obligations 808 826 Provisions for labor force restructuring costs 1,994 2,209 Other provisions 1,640 2,062 TOTAL 4,442 5,097 a) Provisions for pensions and similar obligations The Group's employees in Spain included under the Framework Agreement dated 25 October 2000 are participants in the Endesa Group Employee Pension Plan. Most of the employees participate in defined contribution plans for retirement and defined benefit plans for disability and death of serving employees, as coverage for which the appropriate insurance policies have been taken out. However, there are two large groups of employees (of a closed number in that no new employees can be included) who are not included in the general system described above: 1. Electricity employees of the former Endesa: defined benefit pensions for retirement, disability and death, for both present and former employees. The predetermined nature of the benefits for retirement and their full coverage eliminate in full any risk relating thereto. The other benefits are also guaranteed through insurance contracts. Therefore, except as regards the death of retired employees, the monitoring required for this system does not differ significantly from that required for the mixed plans described above. 2. Fecsa/Enher/HidroEmporda employees: defined-benefit pension plan with annual salary increase rate tied to the increase in the CPI. This plan is treated exactly in the same way as a defined benefit system. Also, there are certain benefit obligations to employees during their retirement, relating mainly to electricity supplies. These obligations have not been externalized and are covered by the related in-house provisions. Outside Spain, there are defined benefit pension obligations, mainly in Brazil, although there are also certain obligation in Chile, Colombia, Italy and France. The other obligations are substantially all defined contribution obligations. The assumptions used in calculating the actuarial liability in respect of uninsured defined benefit obligations at 31 December 2006 and 2005 were as follows: Spain Other Countries 2006 2005 2006 2005 Discount rate 4.0% 3.6% 4.0% / 12.9% 4.0% / 12.4% Mortality tables GRM/F 95 GRM/F 95 AT83 - RV84 UP94 / RV85 Expected rate of return on plan assets 4.5% 4.0% 10.2% / 14.0% 10.2% / 15.1% Salary increase 2.30% 2.30% 2.0% / 6.3% 2.0% / 6.3% Set forth below is information on the actuarial liabilities for the defined benefit obligations at 31 December 2006 and 2005 and on the changes therein in the two years: Millions of Euros 2006 2005 Beginning actuarial liability 2,013 1,526 Finance costs 111 86 Current service costs 13 28 Benefits paid in the period (110) (76) Actuarial (gains) losses 6 332 Translation differences (2) 117 Ending actuarial liability 2,031 2,013

Of the total ending actuarial liability at 31 December 2006, 69% related to defined benefit obligations in Spain (31 December 2005: 69%) and 21% related to obligations in Brazil (31 December 2005: 19%). Royal Decree 1556/2005 which approved the electricity tariff for 2006 established that from 1 January 2006 onwards, electricity supplied to employees of electric utilities would be paid for applying the general tariffs and access fees or tariffs. This legislative change represented an increase in the cost of the existing obligation to supply power to both present and former employees at a reduced price. The increase in the estimated cost required to cover this obligation led to an increase of EUR 249 million in the actuarial liability in 2005, and this amount is included in Actuarial (Gains) Losses in the foregoing table. The movements in the market value of plan assets in 2006 and 2005 were as follows: Millions of Euros 2006 2005 Beginning market value 1,187 1,055 Expected return 75 72 Contributions for the year 42 35 Payments (54) (39) Actuarial losses or gains 30 9 Translation differences (2) 55 Ending market value 1,278 1,187 Of the total market value of the plan assets at 31 December 2006, 75% related to assets in Spain (31 December 2005: 76%) and 25% related to assets in Brazil (31 December 2005: 24%). The main categories of defined benefit plan assets, as a percentage of total assets, in 2006 and 2005 were as follows: % 2006 2005 Shares 24 20 Fixed-income assets 71 75 Investment property and other 5 5 TOTAL 100 100 The defined benefit plan assets include shares of Endesa Group companies amounting to EUR 18 million at 31 December 2006 (31 December 2005: EUR 10 million) and transferable accounts receivable from the Group arising from the Rebalancing Plans approved by the Directorate-General of Insurance amounting to EUR 226 million at 31 December 2006 (31 December 2005: EUR 289 million). The defined benefit plan assets do not include properties or other assets used by Endesa. The expected return on the plan assets was estimated taking into account the projections relating to the principal fixedincome and equity securities markets, and assuming that the various asset categories would continue to represent similar percentages of the total plan assets as in the preceding year. The actual return in 2006 was 5.7% in Spain and 20.9% in the other countries (2005: 4.0% in Spain and 18.9% in the other countries). The detail of the balance included in the accompanying consolidated balance sheet as a result of the difference between the actuarial liability relating to defined benefit obligations and the market value of the plan assets is as follows: Millions of Euros 2006 2005 Actuarial liability 2,031 2,013 Plan assets 1,278 1,187 Difference 753 826 The difference between the value of the actuarial liability and that of the plan assets at 31 December 2005 is included under Long-Term Provisions - Provisions for Pensions and Similar Obligations. However, in relation to the difference at 31 December 2006, EUR 808 million were classified under Long-Term Provisions - Provisions for

Pensions and Similar Obligations on the liability side of the consolidated balance sheet and EUR 55 million were recognized under Trade and Other Receivables on the asset side of the consolidated balance sheet. The latter amount relates to the amount by which plan assets exceeded the actuarial liability under the pension plan for the employees in Spain, which is recoverable by the Group. The detail of the balance included in the consolidated income statement in relation to defined benefit pension obligations is as follows: Millions of Euros 2006 2005 Current cost (7) (22) Finance costs (111) (86) Expected return on plan assets 75 72 TOTAL (43) (36) The current cost allocated to the consolidated income statement does not include EUR 6 million in both 2006 and 2005, of the current cost relating to pre-retired employees which had previously been recognized as a provision under Provision for Labor Force Restructuring Costs and which were transferred during the year to pension obligations. Based on the best estimate available, the projected contributions to defined benefit plans in 2007 will amount to approximately EUR 78 million. The sensitivity of the value of the actuarial liability for pensions to interest rate fluctuations of 100 basis points amounts to EUR 274 million in the case of an increase in rates and to EUR 328 million in the case of a drop in rates. Contributions to defined contribution plans are recognized directly under Staff Costs in the consolidated income statement. EUR 62 million and EUR 46 millions were recognized in this connection in 2006 and 2005, respectively. Also, EUR 38 million and EUR 42 million were contributed in 2006 and 2005, respectively, which had previously been included under Provisions for Labor Force Restructuring Costs. b) Provisions for labor force restructuring costs The obligations reflected in the consolidated balance sheet in respect of provisions for labour force restructuring costs arise as a result of collective or individual agreements with the Group's employees which provide for the Company's obligation to supplement the public social security system benefits in the event of termination of the employment relationship as a result of an agreement between the parties. The changes in Provisions for Labor Force Restructuring Costs on the liability side of the consolidated balance sheet in 2006 and 2005 were as follows: Millions of Euros 2006 2005 Beginning balance 2,209 2,233 Period provisions charged to income for the year: Operating expenses 167 109 Financial loss 31 208 Amounts used: Payments (464) (319) Transfers and other 51 (22) Ending balance 1,994 2,209 These liabilities relate substantially in full to the collective redundancy procedures undertaken by the Group companies in Spain. At 31 December 2006, there were basically three types of procedure in progress: 1) Collective redundancy procedures approved by the former companies before the corporate restructuring in 1999.

The employees were entitled, based on the collective redundancy procedure approved at each company, to adhere to a pre-retirement plan between the ages of 50 and 55, in the period from 1998 to 2005, and an extension until 31 December 2007 was approved. The total number of employees considered in this connection is 4,300, of whom 39 are still in the employ of the companies, despite having this right, since they have been retained at the request of the companies. 2) Voluntary redundancy plan approved in 2000. The Plan affects employees with at least ten years of service acknowledged at the group of companies affected at 31 December 2005. Employees aged 50 or more at 31 December 2005 are entitled to adhere to a pre-retirement plan at the age of 60, of which they may avail themselves between the ages of 50 and 60, provided that there is an agreement between the employee and the company concerned. For the Plan to apply to employees younger than 50 at 31 December 2005, the written request of the employee and the acceptance thereof by the company are required. In February 2006 the Directorate-General of Employment modified the initial Resolution of this Plan so that the terminating effect thereof for both employees older and younger than 50 years of age could arise after 31 December 2005. The total number of employees considered in this connection is 4,517, of whom 1,692 are currently in a situation of pre-retirement. 3) New Mining Plans for 2006-2012. The employees are entitled to adhere to the Plans on physically reaching 52 years of age or equivalent in 2006- 2012, provided that at that date they have at least three years of service and eight years in a position with a reducing coefficient. Employees adhere to the Plans by mutual agreement between the employee and the company. The total number of employees considered in this connection is 717, of whom 25 are currently in a situation of pre-retirement. The economic conditions applicable to the employees who have availed themselves of these Plans are basically as follows: - The company will pay the employee, from the date of termination of his contract and until the first date on which retirement can be taken after the unemployment benefits have come to an end and, at the very latest, until the ex-employee in question, reaching retirement age, vests the right to a termination benefit in periodic payments based on his last annual salary payment, which is updatable on the basis of the annual increase in the CPI. - The unemployment benefits and subsidies received, as well as any other amounts of official benefits for preretirement received prior to the date of definitive retirement, are deducted from the resulting amounts. The conditions applicable to employees who have not yet reached 50 years of age affected by the voluntary plan approved in 2000 consist of a termination benefit of 45 days' salary per year of service plus an additional amount of 1 or 2 annual salary payments on the basis of the age of the employee in question at 31 December 2005. The assumptions used for the actuarial calculation of the obligations arising under these collective redundancy procedures are as follows:

	2006	2005
Discount rate	4.0%	3.6%
Annual CPI growth	2.3%	2.3%
Mortality tables	GRM/F 95	GRM/F 95

Based on the best estimates available, the payments that are expected to be made in this connection in 2007 will amount to approximately EUR 293 million.

The sensitivity of the value of the actuarial liability for labor force restructuring plans to interest rate fluctuations of 100 basis points amounts to EUR 98 million in the case of an increase in rates and to EUR 107 million in the case of a drop in rates.

c) Other provisions

The detail of the balance of "Other Provisions" on the liability side of the accompanying consolidated balance sheet and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros		
	Provisions for Litigation, Termination Benefits, etc.	Provisions for Facility Closure Costs	Total
Balance at 31/12/05	**1,650**	**412**	**2,062**
Period provisions charged to income for the year:	(2)	20	18
Operating income	(7)	-	(7)
Finance costs	26	10	36
Other (income)/expenses	(21)	10	(11)
Period provisions charged to non-current assets	2	(12)	(10)
Amounts used:	(262)	(7)	(269)
Payments	(262)	(7)	(269)
Translation differences	(26)	-	(26)
Transfers and other	(78)	(57)	(135)
Balance at 31/12/06	**1,284**	**356**	**1,640**

	Millions of Euros		
	Provisions for Litigation, Termination Benefits, etc.	Provisions for Facility Closure Costs	Total
Balance at 31/12/04	1,326	364	1,690
Period provisions charged to income for the year:	326	24	350
Staff costs	47	-	47
Finance costs	40	14	54
Other expenses	239	10	249
Period provisions charged to non-current assets	(2)	22	20
Amounts used:	(75)	(4)	(79)
Payments	(75)	(4)	(79)
Translation differences	102	-	102
Transfers and other	(27)	6	(21)
Balance at 31/12/05	**1,650**	**412**	**2,062**

Litigation and arbitration

At the date of preparation of these consolidated financial statements, the main lawsuits or arbitration proceedings involving the Group companies were as follows:

- In 2002 EdF International ("EdF") filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce against Endesa Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. seeking an order against Endesa Internacional, S.A. to pay EdF USD 256 million plus interest, and against the Repsol YPF Group to pay USD 69 million plus interest. Endesa Internacional, S.A., Repsol YPF,

54 | Annual Report 2006

S.A. and YPF, S.A. filed a defense and counterclaim seeking an order for EdF to pay Endesa Internacional USD 58 million and YPF, S.A. USD 14 million. This dispute arose from the sale to the French EdF Group of the investments of YPF, S.A. and Endesa Internacional, S.A. in the Argentine companies Easa and Edenor. During 2006 the arbitration proceedings continued, all parties having filed their respective conclusions. - On 15 February 2001, the French subsidiary of Endesa Europa, Snet, executed an agreement with the Ministry of the Treasury of the Republic of Poland for the acquisition of shares of Elektrocieplownia Bialystok, S.A., under which it undertook, among other commitments, to make a number of investments in the tangible and intangible assets of the aforesaid company or of other Polish energy companies by August 31, 2006. The Ministry of the Treasury has demanded the payment of EUR 24 million, claiming that certain investments equal to said amount were not made, although Snet has rejected both the formal validity and the contents of the claim on various grounds. - There are five court proceedings in progress for an amount of over EUR 2 million against Endesa Distribucion Electrica which could give rise to the obligation to settle various claims (damages resulting from forest fires in Cataluna; administrative penalty for power cuts in Barcelona; and a claim regarding the performance of an agreement for the construction of electricity facilities in the Canary Islands), for an aggregate amount of EUR 61 million. - Endesa, S.A. and Endesa Generacion, S.A. brought action against Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. for the formalization of arbitration due to contractual breach of the economic terms stipulated in the agreement for the supply of natural gas dated 14 October 1998 detected by the auditor designated by the parties and due to the latter's refusal to supply to power plants which, in the opinion of the former, were included in the agreement. In turn, Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. brought action against Endesa, S.A. and Endesa Generacion, S.A. for the formalization of arbitration with a view to seeking the voidness/resolution/amendment of the agreement due to the alteration of conditions in the gas market. The two arbitration procedures are currently in the process of setting up the arbitral tribunal and, accordingly, are pending the filing of complaints which specify and quantify the parties' specific claims. - A cassation appeal filed by Endesa at the Supreme Court against a judgment of the National Appellate Court adjudging null and void the Order of 29 October 2002 regulating the costs of transition to competition (CTCs) for 2001, handed down in appeal for judicial review 825/2002 filed by Iberdrola, is currently being processed. Even if the judgment of the National Appellate Court is upheld, its enforcement is not expected to have a significant economic impact on the Company. - The Spanish State Auditing Agency issued an adverse report on certain grants received by Encasur, which, should it be confirmed by the competent instances, would result in a proceeding being brought for repayment of the grants amounting to approximately EUR 37 million. - Until 31 December 1996, Endesa and its subsidiaries were taxed for income tax purposes as part of the Consolidated Tax Group of Sociedad Estatal de Participaciones Industriales (SEPI). The Spanish Corporation Tax Law provides that companies leaving the Consolidated Tax Group are entitled to take tax credits not used by the group to the extent that those companies contributed to the generation of the tax credits. Accordingly, the financial and tax inspection authorities issued preliminary reports to Endesa, S.A. and Unelco acknowledging the right of these companies to take the investment tax credits that they had generated from 1992 to 1996 from 1997 onwards. However, subsequently, as a result of the inspection conducted at SEPI, the financial and tax inspection authorities took, in the preliminary report issued to the SEPI Group relating to 1996, all or some of the tax credits generated from 1992 through 1996 by the Endesa Group companies. On 14 June 2001 the Secretary of State for Finance handed down two separate decisions declaring the preliminary reports issued to Endesa and Unelco, in which their right to take the tax credits generated in the aforementioned years was acknowledged, to be injurious.

Proceedings for judicial review as a result of the aforementioned decisions were brought at the National Appellate Court, which dismissed the tax authorities' claim. The government lawyer has filed a cassation appeal at the Supreme Court against the decision. The financial and tax inspection authorities also issued preliminary assessments to Endesa disallowing its right to take the tax credits generated from 1992 through 1996. All these assessments have been adjudged to be null and void by the Central Economic-Administrative Tribunal. Lastly, the National Appellate Court adjudged the preliminary assessment issued to SEPI in relation to 1996, in which the tax credits were taken, to be null and void. A cassation appeal against the National Appellate Court's decision has been filed at the Supreme Court. - The reform of the Local Finances Law amended, effective from 1 January 2003, the air, surface and subsoil charge for occupying the local public domain and included electricity retailers as parties liable for paying this charge, despite their not owning the electricity distribution systems occupying the local public domain. However, certain municipal councils are issuing assessments against Endesa Energia, S.A. for the payment of the charge relating to 2002 and prior years. Although contradictory decisions have been handed down by the various High Courts regarding the applicability of the aforementioned assessments, the Supreme Court handed down a final decision on the dispute, ruling that electricity retailers are liable for paying this charge. The lawsuits total EUR 6 million, although the maximum contingency in this respect amounts to EUR 13 million. - The financial and tax inspection authorities completed their inspection of the income tax returns of the Consolidated Tax Group for 1998 through 2001, which resulted in a deficiency of EUR 66 million and interest of EUR 17 million for 1998, 2000 and 2001, and a tax refund of EUR 17 million for 1999. The main item adjusted, which has been challenged by Endesa, S.A., is the taking of investment and domestic double taxation tax credits generated between 1993 and 1996, contested by the tax authorities based on their understanding that they had been taken by the SEPI Group. - ENDESA's Brazilian subsidiary Ampla Energia e Servicios, S.A. (Ampla) won a claim filed against the Brazilian government arguing that Ampla did not have to pay contributions for the financing of the social security system (Cofins). This tax is levied on revenue from sales of electricity. The Court upheld the previous judgment and declared it final. In 1997 the Brazilian government filed an "ACao Rescisoria," a special proceeding for reviewing final judgments. The disputed amount is approximately EUR 195 million. Also, in 2005 the Brazilian tax authorities notified Ampla of a tax assessment for EUR 187 million which has been appealed. The authorities consider that the special tax regime, under which interest received by subscribers of a Fixed Rate Notes issue made by Ampla in 1998 is exempt from tax in Brazil, is not applicable. Ampla is involved in many other tax lawsuits for various taxes and items which together amount to approximately EUR 150 million. - In 2006 the Brazilian tax authorities questioned the tariff classification and the tax rate under which Endesa Fortaleza was taxed on the importation of certain items. The contingency, which involves assets subjects to the tax on importation and to the tax on industrialized projects, amounts to approximately EUR 41 million. The procedure is currently being disputed at first instance in the administrative jurisdiction. - Public Emergency and Regime Reform Law 25561, enacted by the Argentine authorities on 6 January 2002, rendered void certain terms of the concession agreement of the subsidiary Edesur. Law 25561 also required public service concession agreements to be renegotiated within a reasonable period of time in order to bring them into line with the new situation.

The failure to renegotiate the agreement prompted the Chilean corporate shareholders of Edesur, subsidiaries of Endesa, to file a request for arbitration in 2004 pursuant to the Treaty on the Promotion and Protection of Chilean and Argentinean Investments with the International Center for the Settlement of Investment Disputes (ICSID). The arbitration to defend the lawful rights of the shareholders of Edesur was being held in abeyance at the date of preparation of these consolidated financial statements. On 15 February 2006, the parties involved in the arbitration signed an agreement which was finally approved by the Argentine parliament and ratified by the Argentine government. The agreement stipulates the terms and conditions on which Edesur will be able to pursue its electricity distribution activities in the future. - In October 1997 the Chilean Superintendent's Office of Securities and Insurance (Superintendencia de Valores y Seguros or SVS) imposed a fine on Elesur S.A., at the time wholly owned by Endesa Internacional, S.A. (today owned by Enersis S.A. and merged with Chilectra S.A.) equal to UF 100,000 (USD 3,500,000) for the presumed use of the insider information set forth in Clause Six of the Strategic Alliance executed with Enersis in August 1997. Elesur filed a complaint against the fine and in November 2000 a judgment was handed down at first instance, accepting the complaint and rendering the fine null and void. The SVS filed an appeal and on 6 June 2006 the Court of Appeals of Santiago revoked the first instance judgment and, consequently, upheld the fine. Elesur has filed cassation appeals on form and on merit at the Supreme Court which are to be conducted and resolved by the Supreme Court in April or May 2007. Should the Supreme Court reject the appeals and uphold the fine imposed by the SVS, we estimate that the adjusted amount payable would be approximately USD 10,000,000. - On 4 April 2006, Madrid Commercial Court number 3 resolved, at the request of Endesa, to grant injunctive relief on the takeover bid submitted by Gas Natural SDG, S.A. for all the share capital of Endesa, as well as on the effectiveness of the agreement between the former and Iberdrola, S.A. In an order dated 15 January 2007, the Madrid Provincial Appellate Court admitted the appeal filed by Gas Natural and lifted the injunctive relief granted by Madrid Commercial Court number 3. In accordance with the Civil Procedure Law, Endesa provided a bond for any damage or loss that could be occasioned to the companies affected by the relief. The bond amounts to EUR 1,000 million, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes. - In an order dated 28 April 2006 the Supreme Court granted injunctive relief on the agreement of the Council of Ministers dated 3 February 2006 approving, on certain conditions, the concentration resulting from the takeover bid of Gas Natural for all the share capital of Endesa. On 17 November 2006, Endesa filed an application for the amendment and, secondarily, lifting of the injunctive relief and, in an order dated 15 January 2007, the Supreme Court decided to lift the relief. At the appropriate time Endesa submitted an extension of the bond provided to Madrid Commercial Court number 3 for any damage or loss which could be occasioned to the companies affected by the relief, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes. The Board of Directors of Endesa consider that the provisions recognized in the accompanying consolidated balance sheet cover adequately the risks relating to litigation, arbitration proceedings and other transactions described in this Note and, accordingly, they do not expect any liabilities additional to those recognized to arise. In view of the nature of the risks covered by these provisions, it is not possible to determine a reasonable schedule for the related payments, if any. 16. Bank borrowings and other financial liabilities The detail of the non-current and current Bank Borrowings and Other Financial Liabilities at 31 December 2006 and 2005 is as follows:

Millions of Euros 31/12/06 31/12/05 Current Non-Current Current Non-Current Preference shares - 1,430 - 1,419 Debt instruments and other liabilities 75 10,837 1,304 10,735 Bank borrowings 491 7,457 961 5,592 Other financial liabilities 63 763 185 841 Total bank borrowings and other financial liabilities 629 20,487 2,450 18,587 The detail, by currency and maturity, of the Group's financial liabilities is as follows: Millions of Euros Current Maturity Non-Current Maturity Balance at 31/12/06 2007 2008 2009 2010 2011 Subsequent Years Total Non- Current Euro 15,648 156 1,244 2,421 563 5,740 5,524 15,492 US dollar 2,886 127 650 446 152 133 1,378 2,759 Chilean peso/ UF 446 0 1 1 109 3 332 446 Brazilian real 792 41 156 100 309 89 97 751 Other 1,344 305 133 225 49 152 480 1,039 TOTAL 21,116 629 2,184 3,193 1,182 6,117 7,811 20,487 Millions of Euros Current Maturity Non-Current Maturity Balance at 31/12/05 2006 2007 2008 2009 2010 Subsequent Years Total Non- Current Euro 13,484 1,192 716 320 1,947 5,227 4,082 12,292 US dollar 4,458 549 208 582 970 256 1,893 3,909 Chilean peso/ UF 715 209 3 3 5 131 364 506 Brazilian real 687 200 72 158 61 94 102 487 Other 1,693 300 83 124 165 64 957 1,393 TOTAL 21,037 2,450 1,082 1,187 3,148 5,772 7,398 18,587 The detail, by currency, of these liabilities, taking into account the effect of derivatives on this classification, is as follows: Millions of Euros 31/12/06 31/12/05 Euro 15,647 15,033 US dollar 2,409 3,044 Chilean peso 1,082 1,399 Brazilian real 867 640 Other 1,111 921 TOTAL 21,116 21,037 In 2006 and 2005 the financial liabilities bore average interest at 5.45% and 5.46%, respectively. Preference shares: In March 2003 Endesa Capital Finance LLC carried out an issue of preference shares totaling EUR 1,500 million with the following features:

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- Dividend: variable tied to three-month Euribor with a minimum APR of 4% and a maximum APR of 7% in the first ten years, and tied to Euribor plus an APR of 3.75% from the eleventh year onwards. The dividend will be payable quarterly.
- Term: perpetual, although the issuer may retire the shares early from the tenth year onwards for their par value.
- Guarantee: subordinated guarantee from Endesa, S.A.
- Return: the payment of dividends will be preferred and non-cumulative and conditional on the obtainment of a consolidated profit or on the payment of dividends on the common shares of Endesa, S.A.

In 2004 these shares were classified under Equity—Of Minority Interests because IASs 32 and 39 were not applied.

Hedging debt

Of the Group's debt in US dollars, at 31 December 2006, EUR 1,973 million relate to future cash flow hedges on the Group's income from operations in Latin America tied to the US dollar (31 December 2005: EUR 2,187 million) (see Note 3-m).

The changes in 2006 and 2005 in "Equity - Asset and Liability Revaluation Reserves" as a result of exchange differences on this debt were as follows:

	Millions of Euros	
	2006	2005
Balance of asset and liability revaluation reserves at beginning of year	**110**	**57**
Exchange differences recognized in equity	(26)	57
Allocation of exchange differences to income	(13)	(5)
Other	-	1
Balance of asset and liability revaluation reserves at end of year	**71**	**110**

Other matters

At 31 December 2006 and 2005, the Group companies had undrawn credit facilities totaling EUR 6,450 million and EUR 4,587 million, respectively. These facilities are securing the refinancing of the short-term debt presented under "Non-Current Liabilities – "Bank Borrowings and Other Financial Liabilities" in the accompanying consolidated balance sheet (see Note 3-n). The amount of these credit facilities, together with the current assets, sufficiently covers the Group's short-term payment obligations.

Certain Group companies' financial liabilities contain the covenants that are habitual in contracts of this nature.

Endesa, S.A., International Endesa, B.V. and Endesa Capital, S.A., which represent almost all the debt to third parties of the Group companies in Spain, do not have in their financing contracts any stipulations involving financial ratios that could lead to breach of contract and give rise to the early termination of the contracts.

As regards clauses relating to credit rating, at 31 December 2006, Endesa S.A. had arranged financial transactions amounting to EUR 771 million (31 December 2005: EUR 899 million) that might require additional guarantees or renegotiation in the event of a drop in the credit rating.

Most of the contracts governing indebtedness to third parties of the companies consolidated with Endesa's renewable energies subsidiary, ECyR, and of certain Latin American subsidiaries include standard project finance clauses relating to the achievement of certain financial ratios. Also, they require that all the assets assigned to the projects be pledged to the creditors. The outstanding balance of the debt to third parties that includes clauses of this nature amounted to EUR 434 million at 31 December 2006 (31 December 2005: EUR 405 million).

The contracts governing a portion of the financial liabilities of Enersis and Endesa Chile contain cross default clauses in relation to some of their subsidiaries whereby if one of the subsidiaries were to default, under certain circumstances, on its payment obligations or other commitments, for amounts that individually amount to USD 30 million, this situation could lead to the early maturity of a significant part of the debt of Enersis and Endesa Chile. The contracts governing

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the debt of Endesa, S.A., International Endesa B.V. and Endesa Capital, S.A. do not include any cross default clauses in relation to the debt of the Enersis Group and Endesa Italia. At 31 December 2006 and 2005, neither Endesa, S.A. nor any of its major subsidiaries were failing to comply with their financial or other obligations in such a way as might give rise to the early maturity of their financial liabilities. Endesa and its subsidiaries have loans or other financial agreements with banks repayment of which could be brought forward if E.ON acquired control over Endesa as a result of its takeover bid for Endesa shares. Bank loans totalling approximately USD 176 million would become repayable early if there were a change of control at Endesa, and a further EUR 493 million of derivatives could mature early if, as a result of a change of control, Endesa's credit rating were downgraded significantly. The Board of Directors consider that the existence of these clauses will not change the current/non-current classification in the accompanying consolidated balance sheet. The fair value of the Group's gross financial liabilities at 31 December 2006 and 2005 was EUR 21,581 million and EUR 21,589 million, respectively. 17. Risk management policy The Endesa Group is exposed to certain risks which it manages by applying risk identification, measurement, concentration limitation and oversight systems. The main principles defined by the Endesa Group when establishing its policy for the management of the principal risks, which did not change significantly in 2006 and 2005, are as follows: - Comply with the principles of good corporate governance. - Comply strictly with all Endesa's rules. - Each business and corporate area defines: i. The markets and product lines in which it can operate on the basis of having sufficient know-how and capabilities to ensure effective risk management. ii. Criteria concerning counterparties. iii. The authorised operators. - The businesses and corporate areas establish for each market in which they operate the level of risk that they are prepared to assume on a basis that is consistent with the strategy defined. - The limits of the businesses and corporate areas are approved by their respective Risk Committees or, should they not have one, by the Endesa Risk Committee. - All the businesses and corporate areas must conduct their business within the limits approved in each case. - The businesses, corporate areas, lines of business and companies establish the risk management controls required to ensure that the transactions are performed in the markets in accordance with the policies, principles and procedures of Endesa. Interest rate risk Interest rate fluctuations change the fair value of assets and liabilities that bear a fixed interest rate and the future flows from assets and liabilities bearing interest at a floating rate. The objective of interest rate risk management is to achieve a balanced debt structure that makes it possible to minimize the cost of the debt over several years with reduced income statement volatility. Based on the Endesa Group's estimates and debt structure targets, hedging transactions are carried out by arranging derivatives that mitigate these risks. The detail of the interest rate risk structure, distinguishing between risk tied to fixed and protected interest rates and risk tied to floating interest rates and taking into account the derivatives arranged, is as follows

Net Position (Millions of Euros) 31/12/06 31/12/05 Fixed or protected interest rate 12,954 16,251 Floating interest rate 6,886 2,030 TOTAL 19,840 18,281 The reference interest rates for the borrowings arranged by the Endesa Group companies are mainly Euribor and US dollar Libor. In the case of the Latin American currencies, the borrowings are generally tied to the local indexes customarily used in the banking industry. Foreign exchange risk The foreign exchange risk relates mainly to the following transactions: - Debt denominated in foreign currencies arranged by the Group companies and associates. - Payments to be made in international markets in order to purchase fuel stocks. - Income in Latin America tied to the performance of the US dollar. In addition, the new assets relating to net investments in foreign operations whose functional currency is not the euro are exposed to foreign exchange risk in the translation of the financial statements of these foreign operations on consolidation. In order to mitigate the foreign exchange risk, the Endesa Group arranged currency swaps and interest rate hedges. The Group also attempts to achieve a balance between the cash collections and payments relating to its assets and liabilities denominated in foreign currencies. Commodity price risk The Endesa Group is exposed to the risk of fluctuations in commodity prices, largely through: - Purchases of fuel stocks in the electricity generation process. - Power purchase and sale transactions made in domestic and international markets. Exposure to this risk is managed at long term through the diversification of contracts, management of the procurements portfolio by tying it to indexes that perform in a similar or comparable way to end electricity prices (generation) or selling prices (retailing), and through contractual periodic renegotiation clauses, the aim of which is to maintain the economic equilibrium of procurements. At short and medium term fluctuations in the prices of procurements are managed through specific hedging transactions, generally using derivatives. Liquidity risk The Group's liquidity policy consists of the arrangement of committed long-term credit facilities and current financial assets for an amount sufficient to cater for the projected needs for a given period based on the status and expectations of the debt and capital markets. Credit risk The Group is not exposed to significant credit risk, since the average period for making collections from customers is very short, a significant portion of the loans are granted to employees and related companies, and cash placements are made and derivatives are arranged with highly solvent entities.

Cash placements are made and derivatives are arranged by Endesa with entities with high credit ratings and there is no high risk concentration with any single counterparty. At the end of 2005 and 2006, and taking as the base market values:More than 90% of the transactions were being performed with entities with a credit rating of A- or higher, or an equivalent internal rating calculated in accordance with best market practices.No one counterparty accounted for more than 20% of the total credit risk. The credit risk associated with the commodities included within the scope of IAS 39 is also limited because the counterparties with which Endesa trades are highly prestigious top-level Spanish and international entities. At the end of 2005 and 2006, and taking as the base market values:More than 80% of the transactions were being performed with entities with a credit rating of A- or higher, or an equivalent internal rating calculated in accordance with best market practices.No one counterparty accounted for more than 20% of the total credit risk relating to financial instruments. Endesa takes certain additional precautions, including:An analysis of the risk associated with each counterparty when there is no external credit rating.Guarantees are requested when deemed appropriate. Risk measurement The Endesa Group measures the Value at Risk of its debt and derivative positions in order to guarantee that the risk assumed by the Company remains consistent with the risk exposure defined by management, thereby reducing the volatility of the consolidated income statement. The portfolio of positions included for the purpose of the current Value at Risk calculations is made up of:Debt and financial derivatives.Energy derivatives. The Value at Risk calculated represents the possible decline in value of the portfolio of positions described above in a time period of one day with a confidence level of 95%. For this purpose, a study has been performed of the volatility of the risk variables that affect the value of the portfolio of positions, including:Euribor.US dollar Libor.In the case of borrowings in Latin American currencies, the local indexes customarily used in the banking industry.The exchange rates of the various currencies included in the calculation.Commodity prices (electricity, fuel, CO2). The calculation of the Value at Risk is based on the generation of possible future scenarios (one day ahead) of the spot and forward market values of the risk variables using Monte Carlo methodologies. The number of scenarios generated ensures fulfillment of the convergence criteria of the simulation. For the simulation of the future price scenarios the matrix of volatilities and correlations among the various risk variables calculated on the basis of the historical record of logarithmic price returns was used. Once the price scenarios have been generated, the fair value of the portfolio is calculated with each of the scenarios, obtaining a distribution of possible one-day values. One-day Value at Risk with a confidence level of 95% is calculated as the percentile of 5% of the possible increases in the fair value of the portfolio at one day. This format coincides with that with which the Value at Risk of energy trading portfolios is reported.

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The various debt and derivative positions included in the calculation were measured on a basis consistent with the methodology used to calculate the Capital at Risk reported to management.

Taking into account the aforementioned assumptions, the Value at Risk of the positions discussed above broken down by business and type of position is as follows:

	Millions of Euros							
	31 December 2006				31 December 2005			
	Spain and Portugal	Rest of Europe (*)	Latin America	Total	Spain and Portugal	Rest of Europe (*)	Latin America	Total
Financial positions	65	1	33	54	112	4	28	132
Energy derivatives	-	37	NA	37	1	44	NA	45
TOTAL	**65**	**38**	**33**	**91**	**113**	**48**	**28**	177

(*) In the case of the rest of Europe, a large proportion of the energy derivatives arranged are electricity sales in Italy to the Sole Buyer, structured as financial transactions. The aforementioned Value at Risk in no way reflects the variability of the expected results, since as mostly hedging derivatives are involved, the reported VaR is largely offset by opposite positions in the physical assets hedged, which are not included in the calculation.

The Value at Risk positions changed in 2006 on the basis of the maturity/arrangement of transactions as the year progressed.

18. Derivative financial instruments

Endesa, applying the risk management policy described above, uses mainly interest rate, foreign exchange and commodity price hedging derivatives.

The Company classifies its hedges into three categories:

- Cash flow hedges: which hedge the cash flows on the hedged underlying.
- Fair value hedges: which hedge the fair value of the hedged underlying.
- Other hedges: hedges which, because they do not meet the requirements established by IFRSs, cannot be designated as cash flow or fair value hedges.

The Group has not arranged any hedges of net investments in foreign operations.

The detail of the balances at 31 December 2006 and 2005 reflecting the valuation of the derivative financial instruments at those dates is as follows:

	Millions of Euros			
	31/12/06		31/12/05	
	Assets	Liabilities	Assets	Liabilities
Interest rate hedges	275	51	254	183
Foreign exchange hedges	2	383	26	309
Commodity price hedges	16	31	23	42
Derivatives not designated as hedging instruments	68	37	74	85
TOTAL	361	502	377	619

The detail, by maturity, of the notional and/or contractual amounts of the derivatives outstanding at the Group and of their fair value at 31 December 2006 and 2005 is as follows:

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Derivatives	31/12/06							
	Millions of Euros							
	Fair Value	Notional Amount						
		2007	2008	2009	2010	2011	Subsequent Years	Total
INTEREST RATE HEDGES:								
Cash flow hedges	33	478	402	243	109	211	4,850	6,293
Swaps	28	392	203	126	79	111	3,350	4,261
Options	5	48	108	33	-	130	1,500	1,789
Other	-	38	91	84	30	-	-	243
Fair value hedges	193	30	-	335	50	-	758	1,143
Swaps	190	30	-	335	50	-	758	1,143
FOREIGN EXCHANGE HEDGES:								
Cash flow hedges	(332)	57	234	-	-	36	1,633	1,960
Swaps	(332)	38	223	-	-	36	1.633	1,930
Futures	-	19	11	-	-	-	-	30
Fair value hedges	(49)	9	8	326	6	6	27	382
Swaps	(49)	9	8	326	6	6	27	382
COMMODITY PRICE HEDGES:								
Cash flow hedges	(15)	1,317	96	66	51	24	45	1,599
Foreign exchange hedges	(16)	728	55	27	41	14	41	906
Futures	(10)	377	47	27	41	14	41	547
Other	(6)	351	8	-	-	-	-	359
Fuel	(1)	394	41	39	10	10	4	498
Swaps	(1)	188	-	-	-	-	-	188
Other	-	206	41	39	10	10	4	310
Electricity	2	195	-	-	-	-	-	195
Swaps	3	17	-	-	-	-	-	17
Other	(1)	178	-	-	-	-	-	178
OTHER DERIVATIVES:								
Interest rate	25	238	33	1,556	92	100	68	2,087
Swaps	25	238	33	1,556	92	100	68	2,087
Foreign exchange	5	589	48	27	40	13	38	755
Swaps	(1)	1	1	-	-	-	-	2
Options	(2)	165	-	-	-	-	-	165
Futures	8	423	47	27	40	13	38	588
Commodity price	-	683	9	2	-	-	-	694
Swaps	(1)	288	9	1	-	-	-	298
Other	1	395	-	1	-	-	-	396

Derivatives	31/12/05							
	Millions of Euros							
	Fair Value	Notional Amount						
		2006	2007	2008	2009	2010	Subsequent Years	Total
INTEREST RATE HEDGES:								
Cash flow hedges	(172)	728	382	315	528	202	5,033	7,188
Swaps	(175)	625	335	207	445	169	3,433	5,215
Options	3	2	14	0	0	0	1,600	1,616
Other	0	103	33	108	83	33	0	357
Fair value hedges	243	958	67	174	550	140	77	1,966
Swaps	243	958	67	174	550	140	77	1,966
FOREIGN EXCHANGE HEDGES:								
Cash flow hedges	(269)	203	41	131	321	3	1,589	2,285
Swaps	(268)	203	38	129	319	0	1,589	2,275
Other	(1)	3	3	2	2	3	0	10
Fair value hedges	(15)	49	0	0	0	0	22	71
Swaps	(15)	49	0	0	0	0	22	71
COMMODITY PRICE HEDGES:								
Cash flow hedges	(17)	1,511	22	0	0	0	0	1,533
Swaps	0	31	0	0	0	0	0	31
Futures	(2)	168	15	0	0	0	0	183
Other	(15)	1,312	7	0	0	0	0	1,319
OTHER DERIVATIVES:								
Interest rate	28	311	235	30	1,705	0	150	2,431
Swaps	28	243	235	30	1,705	0	150	2,360
Other	0	71	0	0	0	0	0	71
Foreign exchange	(40)	85	9	1	0	0	0	95
Swaps	(40)	85	9	1	0	0	0	95
Fuel	0	3	0	0	0	0	0	3
Electricity	1	222	0	0	0	0	0	222

64 Annual Report 2006

The notional contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since these amounts only constitute the basis on which the derivative settlement calculations were made. 19. Trade and other payables The detail of Trade and Other Payables at 31 December 2006 and 2005 is as follows: Millions of Euros 31/12/06 31/12/05 Trade payables 4,763 5,683 Tax liabilities 957 984 Income tax 600 460 Other taxes 357 524 Other payables 1,796 1,291 TOTAL 7,516 7,958 The average supplier payment periods were 72 days in 2006 and 73 days in 2005 and, therefore, the fair value of trade and other payables approximates their carrying amount. 20. Tax matters Endesa, S.A. heads a Group that files consolidated corporation tax returns in Spain. The Consolidated Tax Group includes Endesa, S.A., as the Parent, and, as subsidiaries, the Spanish companies that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups. At 31 December 2006, the Consolidated Tax Group comprised 79 companies (31 December 2005: 58 companies), of which the most significant were Endesa, S.A., Endesa Generacion, S.A., Gas y Electricidad Generacion, S.A.U. (Gesa Generacion), Union Electrica de Canarias Generacion (Unelco Generacion), Endesa Red, S.A., Endesa Distribucion Electrica, S.L., Endesa Operaciones y Servicios Comerciales, S.L., Endesa Energia, S.A., Endesa Europa, S.A., Endesa Internacional S.A., Endesa Participadas, S.A. and Endesa Financiacion Filiales, S.A. The Group's other subsidiaries file individual tax returns in accordance with the tax legislation in force in each country. Set forth below are the reconciliation of the income tax resulting from the application of the standard tax rate in force in Spain to the profit before tax to the income tax expense recognized in the consolidated income statement and the reconciliation of this expense to the net income tax payable for 2006 and 2005: Millions of Euros 2006 2005 Consolidated profit before tax 4,805 4,547 Permanent differences (53) (713) Adjusted profit 4,752 3,834 Tax rate 35% 35% Adjusted profit multiplied by tax rate 1,663 1,342 Effect of applying different tax rates (155) (101) Tax credits taken to profit or loss (245) (451) Current income tax expense in the consolidated income statement 1,263 790 Tax recognized directly in equity 40 (114) Total current income tax expense 1,303 676 Changes in deferred taxes (666) (158) Net income tax payable 637 518 The income tax expense recognized in the consolidated income statement for 2006 amounted to EUR 1,007 million. This amount includes the current income tax expense amounting to EUR 1,263 million shown in the foregoing table, which was reduced by EUR 256 million due to items that do not correspond to the current tax expense for the year. This amount relates mainly to the change in deferred taxes due to the recognition of tax credits totaling EUR 170 million recoverable at the Group's Latin American companies as a result of corporate reorganization transactions, to the decision taken in 2006 by Endesa Italia to chose to apply the option to increase the tax base of its assets permitted under Italian legislation in its income tax return for 2005, which made it possible to recognize income of EUR 148 million, to the adverse effect of the change in tax rate in Spain amounting to EUR 137 million and to the reversal of provisions totaling EUR 75 million due mainly to the favorable outcome of certain lawsuits and tax contingencies (see Note 3-ñ).

The deferred taxes arose in 2006 and 2005 as a result of the following:

Deferred Tax Assets	Millions of Euros	
	2006	2005
Depreciation and amortization charge	161	250
Provisions for pensions and collective redundancy procedures	1,245	1,486
Other provisions	360	491
Tax losses	326	178
Tax credit carryforwards	42	229
Asset revaluation for tax purposes in Italy	197	197
Other	333	629
TOTAL	2,664	3,460

Deferred Tax Liabilities	Millions of Euros	
	2006	2005
Accelerated depreciation of assets for tax purposes	1,115	1,313
Other	536	539
TOTAL	1,651	1,852

The changes in 2006 and 2005 in "Deferred Tax Assets" and "Deferred Tax Liabilities" in the consolidated balance sheets were are as follows:

	Millions of Euros			
	Deferred Tax Assets		Deferred Tax Liabilities	
	2006	2005	2006	2005
Beginning balance	3,460	3,356	1,852	1,721
Inclusion/Exclusion of companies	-	(11)	-	2
Additions	1,213	1,721	209	255
Disposals	(1,803)	(1,733)	(461)	(257)
Translation differences	(24)	89	(51)	119
Other	(182)	38	102	12
Ending balance	2,664	3,460	1,651	1,852

The recovery of the deferred tax assets depends on the obtainment of sufficient taxable profits in the future. The Board of Directors consider that the projected taxable profits of the various Group companies amply cover the amounts required to recover these assets.

The detail at 31 December 2006 and 2005 of the prior years' tax losses available for offset against future profits and the last years for offset are as follows:

Millions of Euros	
Year	31/12/2006
2007	256
2008	1
2009	5
Subsequent years	1,761

66 | Annual Report 2006

Millions of Euros Year 31/12/2005 2006 1 2007 334 2008 6 Subsequent years 1,817 The Endesa Group has not recognized the deferred taxes relating to undistributed profits of subsidiaries because the control that it exercises over them enables it to decide on the timing of the reversal thereof and, accordingly, these deferred taxes will probably not reverse in the near future. At 31 December 2006 and 2005, the total amount of these temporary differences was not material. The Group companies in Spain have all years since 2003 open for review by the tax authorities for the main taxes to which they are subject, except for income tax, for which all years since 2002 are open for review. For the Group companies in the rest of Europe and Latin America, the open years are, in general, the last five years in Argentina, Brazil, Italy and Portugal, and the last four years in Chile and France. In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to tax liabilities which cannot be objectively quantified at the present time. However, the Board of Directors consider that the liabilities that could arise in this connection would not have a material effect on the Group's future earnings. 21. Revenue a) Sales The detail of Sales in the consolidated income statements for 2006 and 2005 is as follows: Millions of Euros 2006 2005 Power sales 17,749 15,846 Services 1,888 1,662 TOTAL 19,637 17,508 b) Other operating income The detail of the other operating income in 2006 and 2005 is as follows: Millions of Euros 2006 2005 CO2 emission allowances (Note 14) 362 370 Grants related to income 19 23 Grants related to assets transferred to income for the year 109 106 Other current operating income 453 222 TOTAL 943 721

22. Financial loss

The detail of "Financial Loss" in the accompanying consolidated income statements is as follows:

	Millions of Euros	
	2006	2005
Finance income	**338**	**224**
Cash and cash equivalents	101	81
Income from financial assets	168	104
Other finance income	69	39
Finance costs:	**(1,307)**	**(1,481)**
Debt	(1,073)	(1,046)
Provisions	(102)	(277)
Measurement of derivatives	34	(23)
Other finance costs	(166)	(135)
Exchange differences:	**30**	**5**
Gains	137	243
Losses	(107)	(238)
Financial loss	**(939)**	**(1,252)**

23. Income from asset disposals

The detail of "Income from Asset Disposals" in the accompanying consolidated income statements is as follows:

	Millions of Euros	
	2006	2005
Equity investments:		
Auna	196	1,273
NQF Gas	27	-
Musini	5	-
Sechilienne-Sidec	-	48
Endesa Italia S.p.A.	-	24
Nueva Nuinsa S.L.	-	16
Lydec Lyonnaise des Eaux Casablanca	-	12
CEPM	-	7
Smartcom Pcs	-	(3)
Land in Palma de Mallorca (Notes 6 and 9)	185	-
Real estate and other assets, net	19	109
TOTAL	**432**	**1,486**

24. Segment reporting

Basis of segmentation

In carrying on its business activities, the Group's organization is articulated on the basis of giving priority to its core business, consisting of the generation, transmission, distribution and retailing of electricity, gas and the provision of related services, and establishes three major lines of business, each based on a geographical area:

- Spain and Portugal, which are managed as an integrated market.
- Rest of Europe.
- Latin America.

Although within each geographical segment the Group considers there to be a single vertically integrated activity, for the purpose of endowing the segments in Spain and Portugal and Latin America with greater transparency, Generation and Distribution are treated as secondary segments, and the retailing activity associated therewith is included in each of them. In the case of the rest of Europe, the Group only has a presence in the Generation activity and in the retailing activity associated therewith.

68 | Annual Report 2006

Since the corporate organization of the Group basically coincides with that of the businesses and, therefore, of the segments, the basis of allocation established in the segment reporting presented below is based on the financial information of the companies making up each segment. Also, in 2005 the Group had a fourth line of business called Other Businesses which included almost exclusively the equity investments in companies in the telecommunications industry, almost all of which were sold in 2005. In the segment information presented below, the balances relating to Other Businesses were allocated among the three geographical segments, as appropriate. When the geographical segments were broken down into the secondary segments they were included in Corporate Activities and Adjustments.

	Millions of Euros							
	2006				2005			
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
REVENUE	**10,090**	**4,411**	**6,079**	**20,580**	**9,277**	**3,720**	**5,232**	**18,229**
Sales	9,520	4,190	5,927	19,637	8,761	3,598	5,149	17,508
Other operating income	570	221	152	943	516	122	83	721
PROCUREMENTS AND SERVICES	**(4,231)**	**(2,945)**	**(2,970)**	**(10,146)**	**(4,072)**	**(2,497)**	**(2,534)**	**(9,103)**
Power purchased	(995)	(1,219)	(1,729)	(3,943)	(875)	(1,087)	(1,405)	(3,367)
Cost of fuel consumed	(2,143)	(1,447)	(407)	(3,997)	(2,057)	(1,189)	(332)	(3,578)
Transmission expenses	(365)	(10)	(363)	(738)	(273)	(10)	(368)	(651)
Other variable procurements and services	(728)	(269)	(471)	(1,468)	(867)	(211)	(429)	(1,507)
CONTRIBUTION MARGIN	**5,859**	**1,466**	**3,109**	**10,434**	**5,205**	**1,223**	**2,698**	**9,126**
Work on non-current assets	162	4	28	194	139	9		170
Staff costs	(1,062)	(149)	(397)	(1,608)	(1,049)	(161)	(337)	(1,547)
Other fixed operating expenses	(1,124)	(205)	(552)	(1,881)	(1,040)	(184)	(505)	(1,729)
GROSS PROFIT FROM OPERATIONS	**3,835**	**1,116**	**2,188**	**7,139**	**3,255**	**887**	**1,878**	**6,020**
Depreciation and amortization charge (*)	(1,130)	(270)	(500)	(1,900)	(1,005)	(269)	(502)	(1,776)
PROFIT FROM OPERATIONS	**2,705**	**846**	**1,688**	**5,239**	**2,250**	**618**	**1,376**	**4,244**
FINANCIAL LOSS	**(392)**	**(56)**	**(491)**	**(939)**	**(664)**	**(64)**	**(524)**	**(1,252)**
Net finance costs	(398)	(58)	(513)	(969)	(654)	(63)	(540)	(1,257)
Exchange differences	6	2	22	30	(10)	(1)	16	5
Result of companies accounted for using the equity method	53	1	9	63	54	9	4	67
Income from other investments	6		4	10	(4)	-	6	2
Income from asset disposals	410	1	21	432	1,391	84	11	1,486
PROFIT BEFORE TAX	**2,782**	**792**	**1,231**	**4,805**	**3,027**	**647**	**873**	**4,547**
Income tax	(756)	(157)	(94)	(1,007)	(572)	(104)	(114)	(790)
PROFIT FOR THE YEAR	**2,026**	**635**	**1,137**	**3,798**	**2,455**	**543**	**759**	**3,757**
PARENT	**2,014**	**493**	**462**	**2,969**	**2,446**	**425**	**311**	**3,182**
Minority Interests	12	142	675	829	9	118	448	575

(*) In 2006 and 2005 impairment losses amounting to EUR 112 million and EUR 26 million, respectively, were recognized.

70 | Annual Report 2006

endesa08

	Millions of Euros							
	2006				2005			
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
ASSETS								
Non-current assets	**26,330**	**6,068**	**13,982**	**46,380**	**25,295**	**5,692**	**14,755**	**45,742**
Property, plant and equipment	19,758	3,872	10,084	33,714	18,176	3,572	10,565	32,313
Investment property	32	-	49	81	4	-	67	71
Intangible assets	660	66	78	804	720	74	69	863
Goodwill	61	1,653	2,272	3,986	148	1,471	2,659	4,278
Non-current financial assets	3,839	89	554	4,482	3,409	151	574	4,134
Investments accounted for using the equity method	407	81	161	649	378	78	167	623
Deferred tax assets	1,573	307	784	2,664	2,460	346	654	3,460
Current assets	**3,924**	**1,171**	**2,613**	**7,708**	**6,097**	**1,145**	**2,381**	**9,623**
Inventories	615	176	91	882	548	150	114	812
Trade and other receivables	2,669	803	1,387	4,859	3,124	805	1,305	5,234
Current financial assets	35	1	3	39	22	-	55	77
Current tax assets	430	59	471	960	471	63	330	864
Cash and cash equivalents	175	132	658	965	1,910	127	577	2,614
Non-current assets classified as held for Sale	-	-	3	3	22	-	-	22
TOTAL ASSETS	**30,254**	**7,239**	**16,595**	**54,088**	**31,392**	**6,837**	**17,136**	**55,365**
EQUITY AND LIABILITIES								
Equity	**5,980**	**3,292**	**6,664**	**15,936**	**6,566**	**2,834**	**6,927**	**16,327**
Of the Parent	5,936	2,333	3,022	11,291	6,447	1,979	3,164	11,590
Of minority interests	44	959	3,642	4,645	119	855	3,763	4,737
Non-current liabilities	**19,513**	**2,757**	**7,737**	**30,007**	**18,337**	**2,704**	**7,589**	**28,630**
Deferred income	2,185	116	141	2,442	1,799	148	115	2,062
Long-term provisions	3,407	274	761	4,442	3,865	342	890	5,097
Bank borrowings and other financial liabilities	13,043	1,643	5,801	20,487	11,719	1,390	5,478	18,587
Other non-current payables	444	427	114	985	407	503	122	1,032
Deferred tax liabilities	434	297	920	1,651	547	321	984	1,852
Current liabilities	**4,761**	**1,190**	**2,194**	**8,145**	**6,489**	**1,299**	**2,620**	**10,408**
Bank borrowings and other financial liabilities	(9)	163	475	629	1,219	23	1,208	2,450
Current trade and other payables	4,490	920	1,149	6,559	5,024	1,002	948	6,974
Current tax liabilities	280	107	570	957	246	274	464	984
TOTAL EQUITY AND LIABILITIES	**30,254**	**7,239**	**16,595**	**54,088**	**31,392**	**6,837**	**17,136**	**55,365**

Legal Documentation | 71

	Millions of Euros							
	2006				2005			
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
Gross profit before tax and minority interests	2,782	792	1,231	4,805	3,022	647	878	4,547
Depreciation and amortization charge	1,130	270	500	1,900	1,005	269	502	1,776
Income from asset disposals	(410)	(1)	(21)	(432)	(1,388)	(84)	(14)	(1,486)
Income tax	(165)	(244)	(326)	(735)	(138)	(241)	(271)	(650)
Provisions paid	(598)	(39)	(168)	(805)	(399)	(6)	(38)	(443)
Other results not giving rise to cash flows	(18)	(74)	2	(90)	341	1	123	465
Cash flows from operating activities	**2,721**	**704**	**1,218**	**4,643**	**2,443**	**586**	**1,180**	**4,209**
Change in income tax payable	(212)	(137)	27	(322)	(41)	210	172	341
Change in operating current assets/liabilities	(199)	(251)	7	(443)	(1,328)	186	(46)	(1,188)
Net cash flows from operating activities	**2,310**	**316**	**1,252**	**3,878**	**1,074**	**982**	**1,306**	**3,362**
Investments in property, plant and equipment and intangible assets	(2,363)	(298)	(884)	(3,545)	(2,302)	(364)	(581)	(3,247)
Other investments	(2,020)	(232)	(70)	(2,322)	(1,352)	(25)	(108)	(1,485)
Income from disposal of investments	2,145	117	130	2,392	3,266	364	72	3,702
Grants and other deferred income	349		43	392	298		14	312
Net cash flows from investing activities	**(1,889)**	**(413)**	**(781)**	**(3,083)**	**(90)**	**(25)**	**(603)**	**(718)**
Non-current bank borrowing drawdowns	2,898	845	1,485	5,228	1,287	1,174	569	3,030
Non-current bank borrowings and other financial liabilities repaid	(1,029)	(582)	(336)	(1,947)	427	(1,567)	(597)	(1,737)
Net cash flows from current bank borrowings and other financial liabilities	(1,712)	88	(1,131)	(2,755)	(1,497)	(375)	(494)	(2,366)
Dividends of the Parent paid	(2,241)	(187)	(113)	(2,541)	(588)	(95)	(113)	(796)
Payment of dividends to minority interests	(72)	(62)	(259)	(393)	(9)	(28)	(420)	(457)
Net cash flows from financing activities	**(2,156)**	**102**	**(354)**	**(2,408)**	(380)	(891)	(1,055)	(2,326)
Total net cash flows	**(1,735)**	**5**	117	**(1,613)**	**604**	**66**	**(352)**	**318**
Effect of foreign exchange rate changes on cash and cash equivalents	-	-	(36)	(36)	-	-	118	118
Net increase/decrease in cash and cash equivalents in the year	**(1,735)**	**5**	**81**	**(1,649)**	**604**	**66**	**(234)**	**436**
Cash and cash equivalents at beginning of year	**1,910**	**127**	**577**	**2,614**	**1,306**	**61**	**811**	**2,178**
Cash on hand and at banks	72	120	216	408	95	61	147	304
Other cash equivalents	1,838	7	361	2,206	1,210		664	1,874
Cash and cash equivalents at end of year	**175**	**132**	**658**	**965**	**1,910**	**127**	**577**	**2,614**
Cash on hand and at banks	160	28	134	322	72	120	216	408
Other cash equivalents	15	104	524	643	1,838	7	361	2,206

72 | Annual Report 2006

Electricity Business in Spain and Portugal 2006 2005 Generation Distribution Corporate Activities and Adjustments Total Generation Distribution Corporate Activities and Adjustments Total REVENUE 8,700 2,166 (776) 10,090 8,140 1,944 (807) 9,277 Sales 8,272 2,016 (768) 9,520 7,740 1,824 (803) 8,761 Other operating income 428 150 (8) 570 400 120 (4) 516 PROCUREMENTS AND SERVICES (4,846) (187) 802 (4,231) (4,761) (138) 827 (4,072) Power purchased (1,130) (4) 139 (995) (1,017) (2) (144) (875) Cost of fuel consumed (2,143) - - (2,143) (2,057) - - (2,057) Transmission expenses (961) - 596 (365) (828) (1) 556 (273) Other variable procurements and services (612) (183) 67 (728) (859) (135) 127 (867) CONTRIBUTION MARGIN 3,854 1,979 26 5,859 3,379 1,806 20 5,205 Work on non-current assets 16 127 19 162 7 116 16 139 Staff costs (388) (485) (189) (1,062) (391) (518) (140) (1,049) Other fixed operating expenses (772) (510) 158 (1,124) (678) (515) 153 (1,040) GROSS PROFIT FROM OPERATIONS 2,710 1,111 14 3,835 2,317 889 49 3,255 Depreciation and amortisation charge (*) (680) (431) (19) (1,130) (571) (410) (24) (1,005) PROFIT FROM OPERATIONS 2,030 680 (5) 2,705 1,746 479 25 2,250 FINANCIAL LOSS (159) (180) (53) (392) (241) (250) (173) (664) Net finance costs (154) (180) (64) (398) (241) (250) (163) (654) Exchange differences (5) - 11 6 - - (10) (10) Result of companies accounted for using the equity method 50 3 - 53 41 3 10 54 Income from other investments (2) 2 6 6 1 2 (7) (4) Income from asset disposals 21 261 128 410 - 106 1,285 1,391 PROFIT BEFORE TAX 1,940 766 76 2,782 1,547 340 1,140 3,027 Income tax (568) (230) 42 (756) (401) (138) (33) (572) PROFIT FOR THE YEAR 1,372 536 118 2,026 1,146 202 1,107 2,455 Parent 1,374 531 109 2,014 1,144 199 1,103 2,446 Minority Interests (2) 5 9 12 2 3 4 9 (*) In 2006 impairment losses totaling EUR 108 million were recognized. (2005: EUR 0 million).

	Electricity Business in Spain and Portugal							
	2006				2005			
	Generation	Distribution	Corporate Activities and Adjustments	Total	Generation	Distribution	Corporate Activities and Adjustments	Total
ASSETS								
Non-current assets	**12,897**	**10,990**	**2,443**	**26,330**	**11,858**	**10,220**	**3,217**	**25,295**
Property, plant and equipment	9,779	9,544	435	19,758	9,153	8,592	431	18,176
Investment property	-	29	3	32	-	4	-	4
Intangible assets	459	145	56	660	539	142	39	720
Goodwill	61	-	-	61	148	-	-	148
Non-current financial assets	1,565	419	1,855	3,839	841	379	2,189	3,409
Investments accounted for using the equity method	353	57	(3)	407	273	11	94	378
Deferred tax assets	680	796	97	1,573	904	1,092	464	2,460
Current assets	**2,406**	**1,671**	**(153)**	**3,924**	**4,237**	**2,003**	**(143)**	**6,097**
Inventories	590	25	-	615	534	19	(5)	548
Trade and other receivables	1,405	1,468	(204)	2,669	2,978	1,692	(1,546)	3,124
Current financial assets	8	5	22	35	8	2	12	22
Current tax assets	272	157	1	430	596	243	(368)	471
Cash and cash equivalents	131	16	28	175	121	25	1,764	1,910
Non-current assets classified as held for sale	-	-	-	-	-	22	-	22
TOTAL ASSETS	**15,303**	**12,661**	**2,290**	**30,254**	**16,095**	**12,223**	**3,074**	**31,392**
EQUITY AND LIABILITIES								
Equity	**4,297**	**1,932**	**(249)**	**5,980**	**4,448**	**1,733**	**385**	**6,566**
Of the Parent	4,271	1,918	(253)	5,936	4,430	1,723	294	6,447
Of minority interests	26	14	4	44	18	10	91	119
Non-current liabilities	**7,808**	**8,451**	**3,254**	**19,513**	**6,051**	**8,359**	**3,927**	**18,337**
Deferred income	82	2,130	(27)	2,185	86	1,720	(7)	1,799
Long-term provisions	1,538	1,567	302	3,407	1,608	1,874	383	3,865
Bank borrowings and other financial liabilities	5,834	4,341	2,868	13,043	4,008	4,374	3,337	11,719
Other non-current payables	116	317	11	444	108	293	6	407
Deferred tax liabilities	238	96	100	434	241	98	208	547
Current liabilities	**3,198**	**2,278**	**(715)**	**4,761**	**5,596**	**2,131**	**(1,238)**	**6,489**
Bank borrowings and other financial liabilities	51	162	(222)	(9)	554	205	460	1,219
Current trade and other payables	2,814	1,980	(304)	4,490	4,424	1,838	(1,238)	5,024
Current tax liabilities	333	136	(189)	280	618	88	(460)	246
TOTAL EQUITY AND LIABILITIES	**15,303**	**12,661**	**2,290**	**30,254**	**16,095**	**12,223**	**3,074**	**31,392**

74 | Annual Report 2006

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	Electricity Business in Latin America							
	2006				2005			
	Generation	Distribution	Corporate Activities and Adjustments	Total	Generation	Distribution	Corporate Activities and Adjustments	Total
REVENUE	**2,668**	**3,949**	**(538)**	**6,079**	**2,297**	**3,476**	**(541)**	**5,232**
Sales	2,659	3,832	(564)	5,927	2,284	3,419	(554)	5,149
Other operating income	9	117	26	152	13	57	13	83
PROCUREMENTS AND SERVICES	**(1,228)**	**(2,338)**	**596**	**(2,970)**	**(1,063)**	**(2,048)**	**577**	**(2,534)**
Power purchased	(435)	(1,891)	597	(1,729)	(328)	(1,684)	607	(1,405)
Cost of fuel consumed	(407)	-	-	(407)	(332)	-	-	(332)
Transmission expenses	(295)	(113)	45	(363)	(281)	(115)	28	(368)
Other variable procurements and services	(91)	(334)	(46)	(471)	(122)	(249)	(58)	(429)
CONTRIBUTION MARGIN	**1,440**	**1,611**	**58**	**3,109**	**1,234**	**1,428**	**36**	**2,698**
Work on non-current assets	-	28	-	28	-	22	-	22
Staff costs	(86)	(217)	(94)	(397)	(75)	(187)	(75)	(337)
Other fixed operating expenses	(124)	(381)	(47)	(552)	(107)	(365)	(33)	(505)
GROSS PROFIT/LOSS FROM OPERATIONS	**1,230**	**1,041**	**(83)**	**2,188**	**1,052**	**898**	**(72)**	**1,878**
Depreciation and amortization charge (*)	(258)	(234)	(8)	(500)	(270)	(221)	(11)	(502)
PROFIT/LOSS FROM OPERATIONS	**972**	**807**	**(91)**	**1,688**	**782**	**677**	**(83)**	**1,376**
FINANCIAL LOSS	**(217)**	**(190)**	**(84)**	**(491)**	**(300)**	**(153)**	**(71)**	**(524)**
Net finance costs	(260)	(186)	(67)	(513)	(305)	(146)	(89)	(540)
Exchange differences	43	(4)	(17)	22	5	(7)	18	16
Result of companies accounted for using the equity method	9	-	-	9	8	-	(4)	4
Income from other investments	-	-	4	4	(7)	-	13	6
Income from asset disposals	4	30	(13)	21	5	(1)	7	11
PROFIT/LOSS BEFORE TAX	**768**	**647**	**(184)**	**1,231**	**488**	**523**	**(138)**	**873**
Income tax	(192)	49	49	(94)	(52)	(140)	78	(114)
PROFIT/LOSS FOR THE YEAR	**576**	**696**	**(135)**	**1,137**	**436**	**383**	**(60)**	**759**
PARENT	**410**	**632**	**(577)**	**465**	**279**	**306**	**(274)**	**311**
Minority Interests	166	64	442	672	157	77	214	448

(*) In 2006 and 2005 impairment losses totalling EUR -4 million and EUR 17 million, respectively, were recognized.

Legal Documentation | 75

Electricity Business in Latin America 2006 2005 Generation Distribution Corporate Activities and Adjustments Total Generation Distribution Corporate Activities and Adjustments Total ASSETS Non-current assets 7,221 4,929 1,832 13,982 7,783 5,189 1,783 14,755 Property, plant and equipment 6,301 3,758 25 10,084 6,800 3,720 45 10,565 Investment property - - 49 49 - - 67 67 Intangible assets 23 52 3 78 26 42 1 69 Goodwill 123 311 1,838 2,272 140 382 2,137 2,659 Non-current financial assets 372 327 (145) 554 388 724 (538) 574 Investments accounted for using the equity method 161 - - 161 150 - 17 167 Deferred tax assets 241 481 62 784 279 321 54 654 Current assets 1,189 1,343 81 2,613 1,163 1,237 (19) 2,381 Inventories 32 24 35 91 47 28 39 114 Trade and other receivables 624 919 (156) 1,387 534 838 (67) 1,305 Current financial assets - 3 - 3 67 68 (80) 55 Current tax assets 127 224 120 471 177 96 57 330 Cash and cash equivalents 406 173 79 658 338 207 32 577 Non-current assets classified as held for sale - - 3 3 - - - - TOTAL ASSETS 8,410 6,272 1,913 16,595 8,946 6,426 1,764 17,136 EQUITY AND LIABILITIES Equity 3,277 2,368 1,019 6,664 3,467 2,448 1,012 6,927 Of the Parent 2,083 2,181 (1,242) 3,022 2,150 2,316 (1,302) 3,164 Of minority interests 1,194 187 2,261 3,642 1,317 132 2,314 3,763 Non-current liabilities 3,974 2,510 1,253 7,737 4,066 2,757 766 7,589 Deferred income 3 137 1 141 4 116 (5) 115 Long-term provisions 131 423 207 761 220 493 177 890 Bank borrowings and other financial liabilities 3,203 1,613 985 5,801 3,172 1,816 490 5,478 Other non-current payables 53 105 (44) 114 44 104 (26) 122 Deferred tax liabilities 584 232 104 920 626 228 130 984 Current liabilities 1,159 1,394 (359) 2,194 1,413 1,221 (14) 2,620 Bank borrowings and other financial liabilities 361 225 (111) 475 725 340 143 1,208 Current trade and other payables 566 851 (268) 1,149 441 674 (167) 948 Current tax liabilities 232 318 20 570 247 207 10 464 TOTAL EQUITY AND LIABILITIES 8,410 6,272 1,913 16,595 8,946 6,426 1,764 17,136

endesa06

25. Balances and transactions with related parties

Transactions between the Company and its subsidiaries, which are related parties, form part of the Company's normal business activities and have been eliminated on consolidation. Therefore, they are not disclosed in this Note.

Significant shareholders

At 31 December 2006, the Company's significant shareholders, understood to be those represented on the Company's Board of Directors or those with an ownership interest of more than 20%, were Caja Madrid and Acciona, with ownership interests of 10% and 20%, respectively. At the date of preparation of these consolidated financial statements Acciona had an investment of 21% in the share capital of Endesa.

The noteworthy transactions carried out in 2006 with groups of companies whose parents are significant shareholders of Endesa, all of which were performed on an arm's length basis, were as follows:

Significant Shareholder	Type of Transaction	Amount (Millions of Euros)
Caja Madrid	Credit lines and credit accounts	18
Caja Madrid	Guarantees	107
Caja Madrid	Pension plan custodian	1,177
Caja Madrid	Forward purchases and sales	44
Caja Madrid	Foreign exchange derivatives	93
Caja Madrid	Interest rate derivatives	1,976
Caja Madrid (3)	Placing agent	1,383
Caja Madrid	Project financing	7
Caja Madrid	Syndicated loan	37
Mapfre (1)(2)	Insurance policies	NA
Mapfre (1)(2)	Reinsurer of third-party liability and material loss insurance	NA
Mapfre (1)(2)	Externalized pension plan	72
Acciona Group(2)	Purchases of goods	6
Acciona Group(2)	Purchases of property, plant and equipment	12
Acciona Group(2)	Services	12

(1) Mapfre's life insurance activities form part of Mapfre Caja Madrid Holding de Entidades Aseguradoras, S.A., in which Caja Madrid has an ownership interest of 49%.
(2) The inclusion of the transactions with this company does not imply, under any circumstances, that it may be considered to be a related party for the purposes of Ministry of Economy and Finance Order EHA/3050/2004, of 15 September.
(3) Caja Madrid acts as the placing bank.

The noteworthy transactions carried out in 2005 with significant shareholders, all of which were performed on an arm's length basis, were as follows:

Significant Shareholder	Type of Transaction	Amount (Millions of Euros)
Caja Madrid	Credit lines and credit accounts	18
Caja Madrid	Guarantees and guarantee lines	135
Caja Madrid	Pension plan custodian	978
Caja Madrid	Interest rate derivatives	2,114
Caja Madrid	Foreign exchange derivatives	93
Caja Madrid	Forward purchases and sales	6
Caja Madrid	Project financing	76
Caja Madrid (3)	Placing agent	1,383
Caja Madrid	Syndicated loan	17
Mapfre (1)(2)	Insurance policies	NA
Mapfre (1)(2)	Insurer financing	86

(1) Mapfre's life insurance activities form part of Mapfre-Caja Madrid Holding de Entidades Aseguradoras, S.A., in which Caja Madrid has an ownership interest of 49%.
(2) The inclusion of the transactions with this company does not imply, under any circumstances, that it may be considered to be a related party for the purposes of Ministry of Economy and Finance Order EHA/3050/2004, of 15 September.
(3) Caja Madrid acts as the placing bank.

Legal Documentation | 77

The foregoing table does not include transactions with the Acciona Group because it was not a shareholder of Endesa in that year. Associates and joint ventures The transactions with associates and joint ventures relate mainly to loans granted, the balance of which at 31 December 2006, amounted to EUR 300 million (31 December 2005: EUR 269 million) (see Note 10) and to guarantees provided amounting to EUR 211 at the same date (31 December 2005: EUR 187 million). At 31 December 2006, the main loan transactions related to the Atacama Gas Group (EUR 129 million), Ergosud (EUR 36 million), Megasa (EUR 35 million), Soprolif (EUR 11 million), E.E. Vale do Minho (EUR 10 million), Decosol (EUR 10 million) and Hidroelectrica de Campodels (EUR 8 million). The guarantees provided relate to Elcogas (EUR 126 million), Planta Regasificadora de Sagunto (EUR 52 million) and Tirme (EUR 33 million). At 31 December 2005, the main loan transactions related to Atacama Finance (EUR 147 million), Megasa (EUR 25 million), Emesa (EUR 24 million) and NQF Gas (EUR 8 million). The guarantees provided related to Elcogas (EUR 114 million), Planta Regasificadora de Sagunto (EUR 38 million) and Tirme (EUR 35 million). Pension plans At 31 December 2006 and 2005, the amounts payable to the Endesa Group Pension Plan in Spain as a result of the Rebalancing Plans approved by the Directorate-General of Insurance totalled EUR 226 million and EUR 289 million, respectively, and are recognized under Bank Borrowings and Other Financial Liabilities in the accompanying consolidated balance sheets. Directors and senior executives 1. Remuneration of directors Article 40, Remuneration, of the corporate bylaws states that the remuneration of the directors comprises the following items: fixed monthly emolument and a share in the profits. The overall annual remuneration for all the directors in connection with the aforementioned items shall be one per mil of the profits of the consolidated Group, as approved at the Annual General Meeting, although the Board of Directors may reduce this percentage in the years that it sees fit. All without prejudice to the provisions of Article 40.3 in connection with attendance fees. The Board of Directors shall distribute the aforementioned amount between the items indicated above and among the directors in the form, time and proportion freely decided by it. The members of the Board of Directors shall also receive fees for attending each session of the Company's managing bodies and their committees. The amount of such attendance fee shall not exceed the amount that, pursuant to the foregoing, is determined as the fixed monthly emolument. The Board of Directors may, within that limit, establish the amount of the attendance fees. The remuneration provided for in the preceding paragraphs, derived from membership of the Board of Directors, shall be compatible with such other professional or employment-related income as might correspond to the directors for any other executive or advisory functions that they might discharge for the Company other than the supervisory and collective decision-making functions discharged by virtue of their capacity as directors, which shall be subject to the legal regime applicable to them. In accordance with Article 130 of the Spanish Companies Law, the remuneration relating to profit sharing shall only be received by the directors after the requisite appropriations to the legal and bylaw reserves have been made and after a minimum dividend of 4% has been declared for the shareholders. Therefore, the members of the Board of Directors of Endesa, S.A. received remuneration in their capacity as Company directors and for their membership, in certain cases, of Boards of Directors of subsidiaries, and the members of the Board of Directors who also discharge executive functions received their remuneration in this connection. In 2006 the fixed monthly emolument for each director was EUR 4,006.74 gross and the fee for attending the meetings of the Board of Directors, Executive Committee, Appointments and Remuneration Committee and Audit

and Compliance Committee amounted to EUR 2,003.37 gross each. The detail of the remuneration received by the members of the Board of Directors is as follows: Fixed Remuneration (Euros) 2006 2005 Fixed Emolument Remuneration Fixed Emolument Remuneration Manuel Pizarro Moreno (1) 48,081 1,249,200 48,081 1,200,000 Rafael Miranda Robredo (1) 48,081 1,124,280 48,081 1,080,000 Alberto Alonso Ureba 48,081 48,081 - Miguel Blesa de la Parra 48,081 48,081 - Rafael Espanol Navarro (4) - - 24,040 - Jose Maria Fernandez Cuevas 48,081 48,081 - Jose Manuel Fernandez Norniella 48,081 48,081 - Jose Fernandez Olano (4) - - 24,040 - Rafael Gonzalez-Gallarza Morales 48,081 48,081 - Francisco Nunez Boluda (5) 8,013 48,081 - Jose Luis Oller Arino (4) - - 24,040 - Juan Ramon Quintas Seoane (2) - - - Francisco Javier Ramos Gascon 48,081 48,081 - Alberto Recarte Garcia-Andrade (3) 48,081 28,047 - Manuel Rios Navarro 48,081 48,081 - Juan Rosell Lastortras (3) 48,081 28,047 - Jose Serna Masia 48,081 48,081 - Subtotal 584,985 2,373,480 657,105 2,280,000 TOTAL 2,958,465 2,937,105 (1) At all the Endesa Group companies, the fixed remuneration of the Chief Executive Officer is 10% lower than that of the Chairman. (2) Waives entitlement to remuneration other than attendance fees and similar. (3) Have sat on the Board of Directors since 27 May 2005. (4) Have not formed part of the Board of Directors since 27 May 2005. (5) Has not formed part of the Board of Directors since 25 February 2006. Variable Remuneration (Euros) 2006 2005 Benefits Remuneration Benefits Remuneration Manuel Pizarro Moreno 39,667 1,640,963 14,806 829,323 Rafael Miranda Robredo (1) 39,667 1,431,187 14,806 711,272 Alberto Alonso Ureba 39,667 - 14,806 - Miguel Blesa de la Parra (2) - - - - Rafael Espanol Navarro (5) 16,528 - 14,806 - Jose Maria Fernandez Cuevas 39,667 - 14,806 - Jose Manuel Fernandez Norniella 39,667 - 14,806 - Jose Fernandez Olano (5) 16,528 - 14,806 - Rafael Gonzalez-Gallarza Morales 39,667 - 14,806 - Francisco Nunez Boluda 39,667 - 14,806 - Jose Luis Oller Arino (5) 16,528 - 14,806 - Juan Ramon Quintas Seoane (3) - - - - Francisco Javier Ramos Gascon 39,667 - 14,806 - Alberto Recarte Garcia-Andrade (4) 23,139 - - - Manuel Rios Navarro 39,667 - 14,806 - Juan Rosell Lastortras (4) 23,139 - - - Jose Serna Masia 39,667 - 14,806 - Subtotal 492,532 3,072,150 192,478 1,540,595 TOTAL 3,564,682 1,733,073 (1) The total variable remuneration of Rafael Miranda Robredo amounted to EUR 750,113 in 2005 and 1,484,241 in 2006, although EUR 38,841 and EUR 53,054, respectively, of attendance fees of other companies were discounted from these amounts. (2) Waives entitlement to remuneration other than the fixed emolument, attendance fees and similar. (3) Waives entitlement to remuneration other than attendance fees and similar. (4) Have sat on the Board of Directors since 27 May 2005. (5) Have not formed part of the Board of Directors since 27 May 2005.

Attendance Fees (Euros) 2006 2005 Endesa Other Companies Endesa Other Companies Manuel Pizarro Moreno 130,219 - 106,179 - Rafael Miranda Robredo 130,219 97,128 106,179 89,755 Alberto Alonso Ureba 130,219 - 104,175 - Miguel Blesa de la Parra 108,182 - 94,158 - Rafael Espanol Navarro (1) - - 34,057 31,778 Jose Maria Fernandez Cuevas 138,233 - 106,179 21,136 Jose Manuel Fernandez Norniella 124,209 37,633 96,162 43,118 Jose Fernandez Olano (1) - - 32,054 30,288 Rafael Gonzalez-Gallarza Morales 62,104 20,034 54,091 18,032 Francisco Nunez Boluda (2) 16,027 22,037 58,098 18,030 Jose Luis Oller Arino (1) - - 36,061 11,019 Juan Ramon Quintas Seoane (3) - - 64,108 - Francisco Javier Ramos Gascon 60,101 22,037 60,101 22,037 Alberto Recarte Gcia.-Andrade 56,094 20,034 24,040 8,013 Manuel Rios Navarro 66,111 20,034 54,091 22,038 Juan Rosell Lastortras 38,064 30,594 20,034 2,400 Jose Serna Masia 60,101 22,037 62,104 22,037 TOTAL 1,119,883 291,568 1,111,871 339,681 (1) Have not formed part of the Board of Directors since 27 May 2005. (2) Has not formed part of the Board of Directors since 25 February 2006. (3) No attendance during the year. Other Remuneration (Euros) 2006 2005 Manuel Pizarro Moreno 4,342 4,444 Rafael Miranda Robredo 21,608 21,014 Rafael Espanol Navarro (1) - 7,021 TOTAL 25,950 32,479 (1) Has not formed part of the Board of Directors since 27 May 2005. Advances and Loans (Euros) 2006 2005 Rafael Miranda Robredo 375,379 435,379 These advances and loans were granted before the approval of the Sarbanes-Oxley Act in July 2002, and the terms and conditions thereof have not changed since that date. Of these amounts, EUR 92,802 in 2005 and EUR 32,802 in 2006 related to loans bearing interest at Euribor plus 0.5%. Pension Funds and Plans: Contributions (Euros) 2006 2005 Manuel Pizarro Moreno 441,772 236,655 Rafael Miranda Robredo (1) 4,926,911 2,122,182 (1) As a general rule, the Company has established a guarantee of future rights in respect of pensions and remuneration for employees reaching certain ages and years of service, i.e. entitlement to pre-retirement. Therefore, of the amount for 2005, EUR 1,389,000 relate to premiums paid to cover the outstanding pension obligations for future years for the Chief Executive Officer, as in the case of the other employees of the same age and with the same length of service. For 2006 the contributions amounted to EUR 4,321,190. Life Insurance Premiums (Euros) 2006 2005 Manuel Pizarro Moreno 96,716 119,509 Rafael Miranda Robredo 43,270 85,206 Directors 129,680 120,798 Guarantees provided by the Company to directors As far as remuneration is concerned, the Company provided guarantees for the Chief Executive Officer amounting to EUR 12,525,120 in 2006 (2005: EUR 10,369,336) and, to cater for future accruals, a guarantee of future remuneration rights, as in the case of the other employees of the same age and with the same length of service, i.e. entitlement to pre-retirement. These guarantees vary exclusively in relation to the amount of the annual remuneration, which generally entails an increase therein, and to the remaining period at the Company, which reduces the guarantees each year.

2. Remuneration of senior executives Remuneration of senior executives in 2005 and 2006 Identification of the senior executives who are not executive directors, and total remuneration earned by them in the year: Senior Executives Name Position Francisco Borja Acha Besga Corporate Legal Counselling Manager Jose Damian Bogas Galvez (1) General Manager for Spain and Portugal Gabriel Castro Villalba Corporate Communications Manager M Isabel Fernandez Lozano Corporate Manager Assistant to the Corporate Services Manager Angel Ferrera Martinez (2) Chairman of the Advisory Board of Unelco-Endesa Canary Islands Amado Franco Lahoz Chairman of the Advisory Board of Erz-Endesa Aragon Jose Antonio Gutierrez Perez (1) General Manager of Erz-Endesa Aragon Jose Felix Ibanez Guerra (1) (2) General Manager - Mining Pedro Larrea Paguaga General Manager for Latin America Hector Lopez Vilaseco General Manager - Energy Management in Latin America Jose Luis Marin Lopez Otero (1) General Manager of Endesa Red Alberto Martin Rivals Director / General Manager at Endesa France Jose A. Martinez Fernandez (1) General Manager of Sevillana-Endesa Andalucia and Extremadura German Medina Carrillo (1) Corporate Human Resources Manager Salvador Montejo Velilla General Secretary and Secretary of the Board of Directors Manuel Moran Casero General Manager - Generation Jesus Olmos Clavijo General Manager for Europe Jose Luis Palomo Alvarez (1) Corporate Financial and Control Manager Antonio Pareja Molina (1) Corporate Services Manager Jose Maria Plans Gomez (1) Chairman of the Advisory Board and General Manager at Unelco-Endesa Canary Islands Jose Luis Puche Castillejo Corporate Audit Manager Alvaro Quiralte Abello General Manager - Energy Management Jaime Reguart Pelegri (1) General Manager of Gesa-Endesa Balearic Islands Bartolome Reus Beltran Chairman of the Advisory Board of Gesa- Endesa Balearic Islands Luis Rivera Novo (1) (2) General Manager for Latin America Jorge Rosemblut Ratinoff Chairman of Chilectra Jose Maria Rovira Vilanova (1) General Manager of Fecsa-Endesa Cataluna Carlos Torres Vila Corporate Strategy Manager Javier Uriarte Monereo General Manager - Retailing Mario Valcarce Duran Director and Chairman of Endesa Chile Jaime Ybarra Llosent Chairman of the Advisory Board of Sevillana Endesa Andalucia and Extremadura Pablo Yrarrazabal Valdes Chairman of Enersis Rafael Lopez Rueda General Manager of Chilectra Joaquin Galindo Velez Director / General Manager of Endesa Italia Ignacio Antonanzas Alvear General Manager of Enersis Rafael Mateo Alcala General Manager of Endesa Chile Anton Costas Comesana Chairman of the Advisory Board of Fecsa-Endesa Cataluna (1) Covered by the system described in note (1) of the table Other Benefits shown below, with their specific terms and conditions. (2) Left the Company in 2006. The detail of the remuneration relating to each of the persons in the foregoing table is as follows: Remuneration (Euros) At the Company Due to Membership of Boards of Directors of Group Companies 2006 2005 2006 2005 Fixed remuneration 11,127,746 10,243,457 - - Variable remuneration 7,972,783 5,819,157 - - Attendance fees - - 396,697 203,327 Bylaw-stipulated directors' emoluments - - - - Share options and other financial instruments - - - - Other 1,791,027 527,577 - - TOTAL 20,891,556 16,590,191 396,697 203,327

Other Benefits (Euros) At the Company Due to Membership of Boards of Directors of Group Companies 2006 2005 2006 2005 Advances 1,455,737 1,713,932 - - Loans 3,053,020 3,160,193 - - Pension funds and plans: contributions (1) 9,572,630 5,915,382 - - Pension funds and plans: obligations assumed - - - - Life insurance premiums 676,717 793,901 - - (1) The Company has established on an across-the-board basis for employees who meet certain requirements concerning age and length of service, i.e. entitlement to pre-retirement, a guarantee of future pension and remuneration rights. Therefore, the aforementioned figure for 2005, EUR 3,728,101, relates to premiums paid to cater for outstanding obligations for future years' pensions for senior executives entitled to them, as in the case of the other persons affected who are of the same age and have the same length of service. The contributions for 2006 amounted to EUR 7,027,219. Guarantees provided by the Company to senior executives As regards remuneration, the Company provided guarantees for senior executives entitled to them totaling EUR 34,984,970 in 2006 (2005: EUR 36,779,976) to cater for future accruals, a guarantee of future remuneration rights, as in the case of the other employees of the same age and with the same length of service. These guarantees vary exclusively in relation to the amount of the annual remuneration, which generally entails an increase therein, and to the remaining period at the Company, which reduces the guarantees each year. 3. Guarantee clauses: directors and senior executives Guarantee clauses for cases of termination or changes of control These clauses are the same in all the contracts of the executive directors and senior executives of the Company and of its Group and, as can be observed from the reports requested by the Company, they are in line with standard practice in the market (*). They were approved by the Board of Directors following the report of the Appointments and Remuneration Committee and provide for termination benefits in the event of termination of the employment relationship and a post-contractual non-competition clause. The regime for these clauses is as follows: Termination of the employment relationship: - By mutual agreement: termination benefit equal to three times the annual remuneration. - At the unilateral decision of the executive: no entitlement to termination benefit, unless the decision to terminate the employment relationship is based on the serious and culpable breach by the Company of its obligations, the position is rendered devoid of content, change in control or in the event of any of the other cases of remunerated termination provided for in Royal Decree 1382/1985. - As a result of termination by the Company: termination benefit equal to that described in the first point. - At the decision of the Company based on the serious willful misconduct or negligence of the executive in discharging his duties: no entitlement to termination benefit. These conditions are alternatives to those derived from changes to the pre-existing employment relationship or the termination thereof due to pre-retirement for the CEO and senior executives. Post-contractual non-competition clause: Two years. As consideration, the executive is entitled to an amount equal to one annual fixed remuneration payment. At 31 December 2006, there were 33 executive directors and senior executive beneficiaries. (*) To approximate market conditions, in the case of three of the aforementioned senior executives, the guarantee is one month and a half's salary payment per year of service, for certain cases in which the executive leaves the Company's employ.

4. Other disclosures concerning the Board of Directors In order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the company object of Endesa, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat: At 31 December 2006 Name of Director Employer Identification Number of the Company in Question Name of the Company in Question %of Ownership Position Rafael Miranda Robredo A 28294726 Enagas, S.A. 0.00055 None Juan Ramon Quintas Seonae A 48010615 Iberdrola, S.A. 0.00018 None Francisco Javier Ramos Gascon A 48010615 Iberdrola, S.A. 0.00030 None A 28005239 Union Fenosa, S.A. 0.00033 None A78003662 Red Electrica de Espana, S.A. 0.00028 None 00811720580 Enel, S.p.A. 0.00004 None Jose Serna Masia A 48010615 Iberdrola, S.A. 0.00091 None A 28005239 Union Fenosa, S.A. 0.00098 None Manuel Rios Navarro 00811720580 Enel, S.p.A. 0.00008 None Miguel Blesa de la Parra A 28294726 Enagas, S.A. 0.00035 None 500697256 Energias de Portugal, S.A. 0.00027 None At 31 December 2005 Name of Director Employer Identification Number of the Company in Question Name of the Company in Question %of Ownership Position Rafael Miranda Robredo A 28294726 Enagas, S.A. 0.00079 None Francisco Nunez Boluda A 48010615 Iberdrola, S.A. 0.00013 None A 28005239 Union Fenosa, S.A. 0.00098 None Juan Ramon Quintas Seonae A 48010615 Iberdrola, S.A. 0.00018 None Francisco Javier Ramos Gascon A 48010615 Iberdrola, S.A. 0.00104 None A 28005239 Union Fenosa, S.A. 0.00277 None A 78003662 Red Electrica de Espana, S.A. 0.00028 None 00811720580 Enel, S.p.A. 0.00004 None Jose Serna Masia A 48010615 Iberdrola, S.A. 0.00091 None A 28005239 Union Fenosa, S.A. 0.00098 None Manuel Rios Navarro 00811720580 Enel, S.p.A. 0.00008 None Also, pursuant to the aforementioned Law, there is no record that any members of the Board of Directors carry on, or carried on in 2006, activities, as independent professionals or as employees, that are identical, similar or complementary to the activity that constitutes the company object of Endesa, S.A. In 2006 there were no cases of conflict of interest involving the directors, without prejudice to the abstentions recorded, even though no conflict existed and with a view to taking the utmost precaution, in the minutes of the meetings of the governing bodies of the Company. 5. Share-based payment plans To date, Endesa has not established any share-based payment or share option plans and, accordingly, neither the members of the Board of Directors nor the senior executives have received any remuneration in this connection. 26. Guarantee commitments to third parties and other contingent assets and liabilities Under current legislation in Spain and pursuant to Spanish Electricity System Law 54/1997, the Group is insured against third-party liability claims for nuclear accidents arising from the operation of nuclear plants up to EUR 150 million. Any loss or damage in excess of this amount would be governed by the international conventions entered into by the Spanish State. The nuclear power plants are also insured against damage to their installations and machinery breakdowns, with maximum coverage of EUR 700 million for each power plant.

At 31 December 2006 and 2005, the Group's financial assets pledged as security for liabilities or contingent liabilities amounted to EUR 128 million and EUR 415 million, respectively.

At 31 December 2006 and 2005, items of property, plant and equipment amounting to EUR 1,150 million and EUR 971 million were securing fulfillment of the Group's obligations.

At 31 December 2006, the Endesa Group had provided guarantees to third parties in connection with its business activities totaling EUR 211 million (31 December 2005: EUR 187 million).

On 27 February 2006, the Spanish National Securities Market Commission (CNMV) authorised the takeover bid of Gas Natural SDG, S.A. for all the shares of Endesa, S.A. and, although Gas Natural SDG, S.A. withdrew its bid on 1 February 2007, during its processing injunctive relief was granted by the Supreme Court and by Commercial Court no. 3 of Madrid, which was subsequently lifted in both cases. As a result of these rulings, Endesa had to provide a bond for the damage and loss that the injunctive relief might cause for the companies affected thereby. The guarantee provided in this connection for the two proceedings totaled EUR 1,000 million, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes.

At 31 December 2005, the Group was entitled to receive until 2010 remuneration for the transition to competition for a maximum amount of EUR 828 million. In 2006 Royal Decree-Law 7/2006 on the adoption of urgent measures in the energy industry repealed Transitional Provision Six of Electricity Industry Law 54/1997, of 27 November, on the costs of transition to competition (CTCs), which led to the disappearance of these costs. The elimination of the CTC mechanism did not have any effect on the Group's financial statements, since they did not include any assets in this connection.

27. Other disclosures

Fees paid to auditors

The detail of the fees for the services provided in 2006 and 2005 by the auditors of the financial statements of the various Group companies is as follows:

	Thousands of Euros			
	2006		2005	
	Principal Auditor	Other Auditors of Subsidiaries	Principal Auditor	Other Auditors of Subsidiaries
Audit of financial statements	10,628 (*)	2,269	7,050	1,596
Audits other than of the financial statements and other audit-related services	1,850	266	1,189	569
Other non-audit services	1,695	1,063	2,032	656
TOTAL	14,173	3,598	10,271	2,821

(*) Including for the first time the fees for the audit of the financial reporting internal control model required by the Sarbanes-Oxley Act.

Headcount

The detail, by business and professional category, of the average headcount of the Endesa Group in 2006 and 2005 is as follows:

	Headcount	
	2006	2005
Electricity business in Spain and Portugal	12,698	12,833
Electricity business in the rest of Europe	2,172	2,333
Electricity business in Latin America	12,078	12,105
Other businesses	--	23
TOTAL	26,948	27,294

84 Annual Report 2006

Headcount 2006 2005 Executives 736 733 University graduates 6,541 6,457 Further education college graduates 6,395 6,455 Middle management 6,987 7,296 Clerical staff and manual workers 6,289 6,353 TOTAL 26,948 27,294 28. Events after the balance sheet date One condition of the takeover bid for all the shares of Endesa launched by E.On was that certain Articles of the corporate bylaws of Endesa, S.A. be amended. In order to enable the shareholders to decide on the change in the corporate bylaws on which E.On made its bid conditional, the Company's Board of Directors called an Extraordinary General Meeting on 20 March 2007 and resolved to pay a premium for attending the Meeting of EUR 0.15 per share. On 6 March 2007, E.On eliminated from the conditions of the takeover bid the condition relating to the change of Endesa's corporate bylaws and, therefore, the Board of Directors of Endesa decided to cancel the EGM. Despite the cancellation of the EGM, the Board of Directors decided to pay the attendance premium to all the shareholders who, provided they met the conditions for being able to receive the attendance premium, had sent the Company the documentation that would have been required to attend the EGM. The number of shares for which the documentation required to be able to collect this amount represents 93.2% of the share capital and, therefore, EUR 148 million were paid to the shareholders in this connection. On 27 February 2007, Enel S.p.A. (Enel) notified the CNMV that it had acquired shares representing 9.9% of the share capital of Endesa, S.A. within the framework of that company's strategy to strengthen its position in the European electricity market. On 1 March 2007, Enel S.p.A. gave notice of the submission to the CNE and the competent bodies of the Ministry of Industry, Tourism and Trade of the application for authorization to acquire shares of Endesa representing more than 10% of its share capital up to a limit of 24.99%. In March 2007 Enel notified the CNMV of the arrangement of derivatives contracts with UBS Limited and Mediobanca the underlying of which is a maximum number of Endesa shares representing 14.98% of the share capital of Endesa, S.A. On 26 March 2007, Enel and Acciona, S.A. (Acciona) announced an agreement to gain joint control over the Company, which would require the launch of a joint takeover bid the verification of which is subject to certain conditions. The CNMV has declared that it will not authorize such a takeover bid until six months have elapsed from the settlement of the takeover bid of E.On, which was in progress at the date of preparation of these consolidated financial statements (see Note 13). Should E.On decide not to proceed with its bid, this period would not apply. In February and March 2007 Endesa Chile exercised its pre-emption rights on third-party ownership interests of 5.5% in Costanera, 25% in Hidroinvest and 2.48% in Hidroelectrica El Chocon. Following these acquisitions, the Endesa Internacional Group now has investments of 25.36% in Costanera and 23.52% in Hidroelectrica El Chocon. 29. Explanation added for translation to English These consolidated financial statements are presented on the basis of IFRSs as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

APPENDIX I: Endesa Group companies % OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * AGUAS SANTIAGO PONIENTE 78.9 33.3 55.0 33.3 SANTIAGO (CHILE) HEALTH SERVICES DT ALMUSSAFES SERVICIOS ENERGETICOS, S.L 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) MANAGEMENT AND MAINTENANCE OF A COMBINED HEAT AND POWER PLANT EY AMPLA ENERGIA SERVICIOS, S.A. 91.9 55.1 91.9 55.6 RIO DE JANEIRO (BRAZIL) ELECTRICITY PRODUCTION, TRANSMISSION AND DISTRIBUTION DT AMPLA INVESTIMENTOS E SERVICOS, S.A. 91.9 55.1 91.9 55.5 RIO DE JANEIRO (BRAZIL) ELECTRICITY PRODUCTION, TRANSMISSION AND DISTRIBUTION DT ANDORRA DESARROLLO, S.A. 100.0 100.0 100.0 100.0 TERUEL (SPAIN) REGIONAL DEVELOPMENT - APAMEA 2000, S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) ELECTRICITY-RELATED ACTIVITIES - ARAGONESA DE ACTIVIDADES ENERGETICAS, S.A. 100.0 100.0 100.0 100.0 TERUEL (SPAIN) ELECTRICITY PRODUCTION - BIOAISE ,S.A. 95.0 95.0 95.0 95.0 CARTAGENA (COLOMBIA) PRODUCTION, PURCHASE, SALE AND RETAILING OF POWER DT BIOWATT-RECURSOS ENERGETICOS LTD. 51.0 51.0 51.0 51.0 PORTO (PORTUGAL) MARKETING OF PROJECTS RELATING TO RENEWABLE ENERGY RESOURCES DT BOLONIA REAL ESTATE, S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) REAL ESTATE ASSET MANAGEMENT AND DEVELOPMENT - CAM BRASIL MULTISERVICIOS LTDA. 100.0 60.6 100.0 60.6 RIO DE JANEIRO (BRAZIL) PURCHASE AND SALE OF ELECTRICITYRELATED PRODUCTS DT CARBOEX ,S.A. 100.0 100.0 100.0 100.0 MADRID (SPAIN) FUEL SUPPLY DT CARBONES DE BERGA, S.A. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) EXTRACTION AND STORAGE OF HARD COAL - CARVEMAGERE. MANUTENCAO E ENERGIAS RENOVAVEIS, LDA. 65.0 65.0 65.0 65.0 BARCELOS (PORTUGAL) COMBINED HEAT AND POWER PRODUCTION DT CENTRAIS ELECTRICAS CACHOEIRA DOURADA, S.A. 99.6 59.3 99.6 60.7 GOIANIA (BRAZIL) ELECTRICITY PRODUCTION AND RETAILING DT CENTRAL DOCK SUD, S.A. 70.0 40.0 69.8 39.9 BUENOS AIRES (ARGENTINA) ELECTRICITY PRODUCTION, TRANSMISSION AND DISTRIBUTION DT CENTRAL GERADORA TERMELETRICA FORTALEZA, S.A. 100.0 59.5 100.0 61.0 CEARA (BRAZIL) PERFORMANCE OF A FOSSIL-FUEL ELECTRICITY PRODUCTION PROJECT EY CENTRAL HIDROELECTRICA DE BETANIA, S.A.E.S.P. 100.0 36.4 85.6 31.1 NEIVA (COLOMBIA) ELECTRICITY PRODUCTION DT CENTRO ENERGIA FERRARA S.P.A. 58.4 58.4 - - MILAN (ITALY) COMBINED HEAT AND POWER PRODUCTION AND SALE - CENTRO ENERGIA TEVEROLA S.P.A. 58.4 58.4 - - MILAN (ITALY) COMBINED HEAT AND POWER PRODUCTION AND SALE - CHILECTRA INVERSUD, S.A. 100.0 60.1 100.0 59.6 SANTIAGO (CHILE) HOLDING COMPANY KPMG

% OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * CHILECTRA, S.A. 99.1 60.1 98.3 59.6 SANTIAGO (CHILE) OWNERSHIP INTERESTS IN COMPANIES OF ANY KIND DT COGENERACION DEL TER, S.L. 69.0 69.0 69.0 69.0 BARCELONA (SPAIN) COMBINED HEAT AND POWER EY COMERCIALIZADORA DE ENERGIA DEL MERCOSUR, S.A. 100.0 71.4 100.0 71.4 BUENOS AIRES (ARGENTINA) WHOLESALE PURCHASE AND SALE OF ELECTRICITY DT COMPANHIA ENERGETICA DO CEARA, S.A. 58.9 34.1 58.9 34.8 CEARA (BRASIL) COMPLETE ELECTRICITY CYCLE DT COMPANIA AMERICANA DE MULTISERVICIOS DE ARGENTINA LTDA 100.0 60.6 100.0 60.6 BUENOS AIRES (ARGENTINA) ELECTRICITY NETWORK METERING, MEAS. CALIB. DT COMPANIA AMERICANA DE MULTISERVICIOS DE CHILE LTDA. 100.0 60.6 100.0 60.6 SANTIAGO (CHILE) PURCHASE AND SALE OF ELECTRICITYRELATED PRODUCTS DT COMPANIA AMERICANA DE MULTISERVICIOS DE COLOMBIA LTDA. 100.0 60.6 100.0 60.6 BOGOTA (COLOMBIA) TECHNICAL CALIBRATION AND METERING SERVICES DT COMPANIA AMERICANA DE MULTISERVICIOS DEL PERU LTDA. 100.0 60.6 100.0 60.6 LIMA (PERU) PURCHASE, SALE AND DISTRIBUTION OF ELECTRICITY-RELATED PRODUCTS DT COMPANIA DE INTERCONEXION ENERGETICA, S.A. 100.0 59.5 100.0 61.0 RIO DE JANEIRO (BRAZIL) ELECTRICITY PRODUCTION, TRANSMISSION AND DISTRIBUTION EY COMPANIA DE TRANSMISION DEL MERCOSUR, S.A. 100.0 59.5 100.0 61.0 BUENOS AIRES (ARGENTINA) ELECTRICITY PRODUCTION, TRANSMISSION AND DISTRIBUTION DT COMPANIA DISTRIBUIDORA Y COMERCIALIZADORA DE ENERGIA, S.A. 48.5 43.0 48.5 44.0 BOGOTA (COLOMBIA) ELECTRICITY DISTRIBUTION AND RETAILING COMPANIA ELECTRICA CONO SUR, S.A. 100.0 36.4 100.0 36.4 PANAMA (PANAMA) HOLDING COMPANY EY COMPANIA ELECTRICA SAN ISIDRO, S.A. 100.0 36.4 100.0 36.4 SANTIAGO (CHILE) COMPLETE ELECTRICITY CYCLE EY COMPANIA ELECTRICA TARAPACA ,S.A. 100.0 36.4 100.0 36.4 SANTIAGO (CHILE) COMPLETE ELECTRICITY CYCLE EY COMPANIA PERUANA DE ELECTRICIDAD S.A. 100.0 79.6 100.0 79.4 LIMA (PERU) HOLDING COMPANY DT COMPOSTILLA RE. S.A. 100.0 100.0 - - LUXEMBOURG (LUXEMBOURG) REINSURANCE DT CONSTRUCTORA Y PROYECTOS LOS MAITENES, S.A. 55.0 33.3 55.0 33.3 SANTIAGO (CHILE) CONSTRUCTION AND INSTALLATION WORK DT COREYSA COGENERACION, S.A. 65.0 65.0 65.0 65.0 SEVILLE (SPAIN) COMBINED HEAT AND POWER EY CTE-CENTRAL TERMICA DO ESTUARIO, LDA. 100.0 100. 0 100.0 100.0 PORTO (PORTUGAL) COMBINED HEAT AND POWER DT DESALADORA DE CARBONERAS, U.T.E. 75.00 75.0 75.0 75.0 ALMERIA (SPAIN) CONSTRUCTION AND MANAGEMENT OF A DESALINATION PLANT - DISTRIBUIDORA DE ENERGIA ELECTRICA DE BAGES, S.A. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) ELECTRICITY DISTRIBUTION AND RETAILING - DISTRIBUIDORA ELECTRICA DEL PUERTO DE LA CRUZ, S.A. 100.0 100.0 100.0 100.0 S. CRUZ DE TENERIFE (SPAIN) PURCHASE, TRANSMISSION, DISTRIBUTION AND RETAILING OF ELECTRICITY DT DISTRILEC INVERSORA, S.A. 51.5 30.9 51.5 30.8 BUENOS AIRES (ARGENTINA) HOLDING COMPANY DT

% OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * EDEGEL, S.A. 61.1 17.6 63.6 13.8 LIMA (PERU) ELECTRICITY PRODUCTION, RETAILING AND DISTRIBUTION EY EED-EMPREENDIMENTOS EOLICOS DO DOURO, S.A. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND FARM DT ELECTRICA DE LA FRANJA, S.L. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) ELECTRICITY PRODUCTION - ELEKTROCIEPLOWNIA BIALYSTOK, S.A. 69.6 45.2 69.6 45.2 BIALYSTOK (POLAND) ELECTRICITY PRODUCTION AND SALE DT EMGESA, S.A. E.S.P. 48.5 36.8 48.5 35.6 BOGOTA (COLOMBIA) ELECTRICITY PRODUCTION AND RETAILING DT EMPREENDIMIENTOS EOLICO DA RAIA, LDA. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND FARM DT EMPREENDIMIENTO EOLICO DE REGO, LDA. 51.0 51.0 51.0 51.0 PORTO (PORTUGAL) WIND FARM - EMPREENDIMIENTOS EOLICOS DE PRACANA, LDA. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND FARM - EMPRENDIMIENTOS EOLICOS DE RIBABELIDE, S.A. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND FARM DT EMPRENDIMIENTOS EOLICOS DE VIADE, LDA. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND FARM DT EMPRENDIMIENTOS EOLICOS DO VERDE HORIZONTE, S.A. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND FARM DT EMPRESA CARBONIFERA DEL SUR, S.A. 100.0 100.0 100.0 100.0 MADRID (SPAIN) EXPLOITATION OF COAL FIELDS EY EMPRESA DE DISTRIBUCION ELECTRICA DE LIMA NORTE, S.A.A. 60.0 38.3 60.0 38.3 LIMA (PERU) ELECTRICITY DISTRIBUTION AND RETAILING DT EMPRESA DE INGENIERIA INGENDESA, S.A. 100.0 36.4 100.0 36.4 SANTIAGO (CHILE) ENGINEERING SERVICES EY EMPRESA DISTRIBUIDORA SUR, S.A. 99.4 45.9 99.4 45.7 BUENOS AIRES (ARGENTINA) ELECTRICITY DISTRIBUTION AND RETAILING DT EMPRESA ELECTRICA CABO BLANCO, S.A. 80.0 80.0 80.0 80.0 LIMA (PERU) HOLDING COMPANY DT EMPRESA ELECTRICA DE COLINA LTDA. 100.0 60.1 100.0 59.6 SANTIAGO (CHILE) COMPLETE ENERGY AND SIMILAR MATERIALS CYCLE KPMG EMPRESA ELECTRICA DE PIURA, S.A. 60.0 48.0 60.0 48.0 LIMA (PERU) ELECTRICITY PRODUCTION DT EMPRESA ELECTRICA PANGUE, S.A. 100.0 39.5 100.0 39.5 SANTIAGO (CHILE) COMPLETE ELECTRICITY CYCLE EY EMPRESA ELECTRICA PEHUENCHE, S.A. 92.6 33.7 92.6 33.7 SANTIAGO (CHILE) COMPLETE ELECTRICITY CYCLE EY EMPRESA NACIONAL DE ELECTRICIDAD, S.A. 60.0 36.4 60.0 36.4 SANTIAGO (CHILE) COMPLETE ELECTRICITY CYCLE EY ENDESA ARGENTINA, S.A. 100.0 36.4 100.0 36.4 BUENOS AIRES (ARGENTINA) HOLDING COMPANY DT ENDESA BRASIL PARTICIPACOES LTDA. 100.0 36.4 100.0 36.4 RIO DE JANEIRO (BRAZIL) HOLDING COMPANY

% OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * ENDESA BRASIL, S.A. 97.3 59.5 100.0 61.0 RIO DE JANEIRO (BRAZIL) HOLDING COMPANY DT ENDESA CAPITAL FINANCE, L.L.C. 100.0 100.0 100.0 100.0 DELAWARE (USA) ISSUANCE OF PREFERENCE SHARES DT ENDESA CAPITAL, S.A. 100.0 100.0 100.0 100.0 MADRID (SPAIN) ISSUANCE OF DEBT INSTRUMENTS DT ENDESA CHILE INTERNACIONAL 100.0 36.4 100.0 36.4 GRAND CAYMAN (CAYMAN ISLANDS) HOLDING COMPANY EY ENDESA COGENERACION Y RENOVABLES, S.A. 100.0 100.0 100.0 100.0 SEVILLE (SPAIN) COMBINED HEAT AND POWER AND RENEWABLE ENERGIES EY ENDESA COSTANERA, S.A. 64.3 23.4 64.3 23.4 BUENOS AIRES (ARGENTINA) ELECTRICITY PRODUCTION AND RETAILING - ENDESA DISTRIBUCION ELECTRICA, S.L. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) ELECTRICITY DISTRIBUTION DT ENDESA ECO, S.A. 100.0 36.4 100.0 36.4 SANTIAGO (CHILE) RENEWABLE ENERGY PROJECTS EY ENDESA ENERGIA XXI, S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) SERVICES ASSOCIATED WITH THE MARKETING OF ENERGY PRODUCTS DT ENDESA ENERGIA, S.A. 100.0 100.0 100.0 100.0 MADRID (SPAIN) MARKETING OF ENERGY PRODUCTS DT ENDESA EUROPA POWER & FUEL S.R.L. 100.0 100.0 100.0 100.0 ROME (ITALY) TRADING OPERATIONS IN EUROPE DT ENDESA EUROPA, S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) COMPANY ADMINISTRATION AND MANAGEMENT DT ENDESA FINANCIACION FILIALES, S.A. 100.0 100.0 100.0 100.0 MADRID (SPAIN) FINANCING OF THE SUBSIDIARIES OF ENDESA, S.A. DT ENDESA GAS TRANSPORTISTA, S.L. 100.0 100.0 100.0 100.0 ZARAGOZA (SPAIN) GAS REGASIFICATION AND STORAGE EY ENDESA GAS, S.A.U. 100.0 100.0 100.0 100.0 ZARAGOZA (SPAIN) COMPLETE GAS CYCLE EY ENDESA GENERACION PORTUGAL S.A. 100.0 100.0 - - LISBON (PORTUGAL) ELECTRICITY PRODUCTION AND RELATED ACTIVITIES DT ENDESA GENERACION, S.A. 100.0 100.0 100.0 100.0 SEVILLE (SPAIN) ELECTRICITY PRODUCTION AND RETAILING DT ENDESA INGENIERIA, S.L. 100.0 100.0 100.0 100.0 SEVILLE (SPAIN) CONSULTING AND CIVIL ENGINEERING SERVICES DT ENDESA INTERNACIONAL ENERGIA LTDA. 100.0 100.0 100.0 100.0 RIO DE JANEIRO (BRAZIL) HOLDING COMPANY - ENDESA INTERNACIONAL, S.A. 100.0 100.0 100.0 100.0 MADRID (SPAIN) INTERNATIONAL ACTIVITY OF ENDESA, S.A. DT ENDESA INVERSIONES GENERALES, S.A. 100.0 36.4 100.0 36.4 SANTIAGO (CHILE) HOLDING COMPANY EY ENDESA ITALIA POWER & FUEL, S.R.L. 100.0 80.0 100.0 80.0 LAZIO (ITALY) ENERGY AND FUEL RETAILING AND TRADING DT ENDESA ITALIA, S.P.A. 80.0 80.0 80.0 80.0 LAZIO (ITALY) HOLDING COMPANY DT

% OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * ENDESA MARKETPLACE, S.A. 78.0 72.1 78.0 72.1 MADRID (SPAIN) B2B (NEWTECHNOLOGIES) - ENDESA NETWORK FACTORY, S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) NEWTECHNOLOGIES DT ENDESA NORTH AMERICA, INC. 100.0 100.0 100.0 100.0 NEWYORK (USA) ENDESA INVESTOR REPRESENTATION OFFICE - ENDESA OPERACIONES Y SERVICIOS COMERCIALES, S.L. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) PROVISION OF SERVICES TO ENDESA DISTRIBUCION ELECTRICA AND TO ENDESA ENERGIA DT ENDESA PARTICIPADAS, S.A. 100.0 100.0 100.0 100.0 MADRID (SPAIN) COMPANY MANAGEMENT DT ENDESA POLSKA SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA 98.3 98.3 WARSAW (POLAND) ELECTRICITY GENERATION AND TRADING - ENDESA POWER TRADING LTD. 100.0 100.0 100.0 100.0 LONDON (UK) TRADING OPERATIONS C&H ENDESA RED, S.A. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) DISTRIBUTION ACTIVITIES DT ENDESA SERVICIOS, S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) SERVICES DT ENDESA TRADING, S.A. 100.0 100.0 100.0 100.0 MADRID (SPAIN) TRADING OPERATIONS IN EUROPE DT ENERCAMPO-PRODUCAO DE ENERGIA, LDA. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) COMBINED HEAT AND POWER DT ENERGETICA MATARO, S.A. 85.0 85.0 85.0 85.0 BARCELONA (SPAIN) CONSTRUCTION AND OPERATION OF A THERMAL SLUDGE TREATMENT PLANT EY ENERGIAS DE ARAGON I, S.L. 100.0 100.0 100.0 100.0 ZARAGOZA (SPAIN) TRANSMISSION, DISTRIBUTION AND SALE OF ELECTRICITY UNDER THE TARIFF SYSTEM DT ENERGIAS DE ARAGON II, S.L. 100.0 100.0 100.0 100.0 ZARAGOZA (SPAIN) ELECTRICITY PRODUCTION UNDER THE SPECIAL REGIME DT ENERGIAS DE GRAUS, S.L. 66.7 66.7 66.7 66.7 BARCELONA (SPAIN) HYDROELECTRIC POWER EY ENERGIAS DE LA MANCHA, S.A. 52.0 52.0 52.0 52.0 CIUDAD REAL (SPAIN) BIOMASS EY ENERLOUSADO, LDA. 50.0 75.0 - - PORTO (PORTUGAL) OPERATION OF A COMBINED HEAT AND POWER PLANT - ENERNISA-PRODUCAO DE ENERGIA, LDA. 90.0 90.0 90.0 90.0 PORTO (PORTUGAL) COMBINED HEAT AND POWER DT ENERSIS, S.A. 60.6 60.6 60.6 60.6 SANTIAGO (CHILE) ELECTRICITY PRODUCTION AND DISTRIBUTION DT ENERVIZ-PRODUCAO DE ENERGIA DE VIZELA, LDA. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) COMBINED HEAT AND POWER DT EOL VERDE ENERGIA EOLICA, S.A. 75.0 75.0 75.0 75.0 PORTO (PORTUGAL) WATER COLLECTION, TREATMENT AND DISTRIBUTION DT EOLCINF-PRODUCAO DE ENERGIA EOLICA, LDA. 51.0 51.0 51.0 51.0 PORTO (PORTUGAL) WIND FARM -

endesa08

COMPANY	% OF OWNERSHIP AT 31/12/2006		% OF OWNERSHIP AT 31/12/2005		LOCATION	LINE OF BUSINESS	AUDITOR *
	% OF VOTING POWER HELD	% OF OWNERSHIP	% OF VOTING POWER HELD	% OF OWNERSHIP			
EOLFLOR PRODUÇAO DE ENERGÍA EÓLICA, LDA.	51.0	51.0	51.0	51.0	PORTO (PORTUGAL)	WIND FARM	DT
EÓLICA DEL NOROESTE, S.L.	51.0	51.0	51.0	51.0	A CORUÑA (SPAIN)	DEVELOPMENT OF WIND FARMS	-
EOLICA VALLE DEL EBRO, S.A.	50.5	50.5	51.6	51.6	ZARAGOZA (SPAIN)	WIND FARMS	
EÓLICAS DE AGAETE, S.L.	80.0	80.0	80.0	80.0	LAS PALMAS DE G.C. (SPAIN)	WIND FARMS	EY
EÓLICAS DE FUENCALIENTE, S.A.	55.0	55.0	55.0	55.0	LAS PALMAS DE G.C. (SPAIN)	WIND FARMS	EY
EÓLICAS DE TIRAJANA, A.I.E.	60.0	60.0	60.0	60.0	LAS PALMAS DE G.C. (SPAIN)	WIND FARMS	EY
EÓLICAS DO MARAO-PRODUÇAO DE ENERGÍA, LDA.	100.0	100.0	100.0	100.0	PORTO (PORTUGAL)	WIND FARMS	DT
EXPLOTACIONES EÓLICAS DE ESCUCHA, S.A.	70.0	70.0	70.0	70.0	ZARAGOZA (SPAIN)	WIND FARMS	EY
EXPLOTACIONES EÓLICAS EL PUERTO, S.A.	73.6	73.6	73.6	73.6	TERUEL (SPAIN)	WIND FARMS	EY
EXPLOTACIONES EÓLICAS SASO PLANO, S.A.	70.0	70.0	70.0	70.0	ZARAGOZA (SPAIN)	WIND FARMS	EY
EXPLOTACIONES EÓLICAS SIERRA COSTERA, S.A.	90.0	90.0	-	-	ZARAGOZA (SPAIN)	WIND FARMS	-
EXPLOTACIONES EÓLICAS SIERRA LA VIRGEN, S.A.	90.0	90.0	90.0	90.0	ZARAGOZA (SPAIN)	WIND FARMS	-
FERMICAISE, S.A. DE C.V.	100.0	100.0	100.0	100.0	MEXICO CITY (MEXICO)	COMBINED HEAT AND POWER	EY
FINERGE-GESTAO DE PROJECTOS ENERGÉTICOS, S.A.	100.0	100.0	100.0	100.0	PORTO (PORTUGAL)	COMBINED HEAT AND POWER AND RENEWABLE ENERGIES	DT
GAS ALICANTE, S.A.U.	100.0	100.0	100.0	100.0	ALICANTE (SPAIN)	DISTRIBUTION OF PIPED GAS	EY
GAS ARAGÓN, S.A.	60.7	60.7	60.7	60.7	ZARAGOZA (SPAIN)	GAS DISTRIBUTION	EY
GAS Y ELECTRICIDAD GENERACIÓN, S.A.U.	100.0	100.0	100.0	100.0	BALEARES (SPAIN)	ELECTRICITY PRODUCTION	DT
GASIFICADORA REGIONAL CANARIA, S.A.	65.0	65.0	65.0	65.0	LAS PALMAS DE G.C. (SPAIN)	DISTRIBUTION OF PIPED GAS IN THE CANARY ISLANDS	EY
GENERALIMA, S.A.	100.0	100.0	72.5	72.5	LIMA (PERU)	HOLDING COMPANY	DT
GENERANDES PERÚ, S.A.	59.6	21.7	59.6	21.7	LIMA (PERU)	HOLDING COMPANY	EY
GESA GAS, S.A.U.	100.0	100.0	100.0	100.0	BALEARIC ISLANDS (SPAIN)	DISTRIBUTION OF PIPED GAS	EY
GESSAISE, S.A. DE C.V.	100.0	100.0	100.0	100.0	MEXICO CITY (MEXICO)	COMBINED HEAT AND POWER	EY
GUADARRANQUE SOLAR 4, S.L. SOLE-SHAREHOLDER COMPANY	100.0	100.0			SEVILLE (SPAIN)	ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES	-

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% OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * GUADARRANQUE SOLAR 2, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 3, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 4, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 5, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 6, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 7, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 8, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 9, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 10, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 11, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 12, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 13, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 14, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 15, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 16, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 17, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 18, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - GUADARRANQUE SOLAR 19, S.L. SOLE-SHAREHOLDER COMPANY 100.0 100.0 - - SEVILLE (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGIES - HIDROELECTRICA DE CATALUNYA, S.L. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) ELECTRICITY TRANSMISSION AND DISTRIBUTION DT HIDROELECTRICA DEL SERRADO, S.L. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) MANAGEMENT OF MINI-HYDROELECTRIC PLANTS KPMG HIDROELECTRICA EL CHOCON, S.A. 65.2 17.3 65.2 17.3 BUENOS AIRES (ARGENTINA) ELECTRICITY PRODUCTION AND RETAILING DT HIDROFLAMICELL, S.L. 75.0 75.0 75.0 75.0 BARCELONA (SPAIN) ELECTRICITY DISTRIBUTION AND SALE - HIDROINVEST, S.A. 69.9 25.4 69.9 25.4 BUENOS AIRES (ARGENTINA) HOLDING COMPANY DT

% OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * IBERVENTO, S.L. 100.0 85.0 - - VALLADOLID (SPAIN) WIND POWER PROJECTS AND CONSTRUCTION OF WIND-POWERED FACILITIES - INGENDESA DO BRASIL LTDA. 100.0 36.4 100.0 36.4 RIO DE JANEIRO (BRAZIL) PROJECT ENGINEERING CONSULTING - INMOBILIARIA MANSO DE VELASCO LTDA. 100.0 60.6 100.0 60.6 SANTIAGO (CHILE) CONSTRUCTION WORK DT INTERNATIONAL ENDESA B.V. 100.0 100.0 100.0 100.0 AMSTERDAM (NETHERLANDS) INTERNATIONAL FINANCIAL TRANSACTIONS DT INVERSIONES DISTRILIMA, S.A. 86.1 63.9 86.1 63.8 LIMA (PERU) HOLDING COMPANY DT INVERSIONES ENDESA NORTE, S.A. 100.0 36.4 100.0 36.4 SANTIAGO (CHILE) INVESTMENT IN ENERGY PROJECTS IN NORTHERN CHILE EY INVESTLUZ, S.A. 100.0 57.9 100.0 59.0 CEARA (BRAZIL) HOLDING COMPANY DT ITALAISE, S.A. DE C.V. 100.0 100.0 100.0 100.0 MEXICO CITY (MEXICO) COMBINED HEAT AND POWER EY LUZ ANDES LTDA. 100.0 60.1 100.0 59.6 SANTIAGO (CHILE) TRANSPORT, DISTRIBUTION AND SALE OF ENERGY AND FUELS KPMG LUZ DE RIO LTDA. 100.0 60.3 100.0 60.0 RIO DE JANEIRO (BRAZIL) HOLDING COMPANY DT MERIDIONAL DE GAS, S.A.U. 100.0 100.0 100.0 100.0 GRANADA (SPAIN) DISTRIBUTION OF PIPED GAS IN ANDALUCIA EY MICASE, S.A. DE C.V. 51.0 51.0 51.0 51.0 MEXICO CITY (MEXICO) COMBINED HEAT AND POWER EY MINAS DE ESTERCUEL, S.A. 99.7 99.6 99.7 99.6 ZARAGOZA (SPAIN) MINERAL DEPOSITS - MINAS GARGALLO, S.L. 99.9 99.9 99.9 99.9 ZARAGOZA (SPAIN) MINERAL DEPOSITS - MINAS Y FERROCARRIL DE UTRILLAS, S.A. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) MINERAL DEPOSITS EY NUBIA 2000,S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) ELECTRICITY PRODUCTION - NUEVA COMPANIA DE DISTRIBUCION ELECTRICA 4, S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) ELECTRICITY PRODUCTION - PARAVENTO, S.L. 90.0 90.0 51.0 51.0 LUGO (SPAIN) WIND POWER - PARCO EOLICO POGGI ALTI, S.R.L. 100.0 100.0 - - ROME (ITALY) WIND POWER - PARCO EOLICO DI FLORINAS, S.R.L. 100.0 80.0 90.0 72.0 ROME (ITALY) WIND POWER - PARCO EOLICO IARDINO ,S.R.L. 100.0 100.0 - - ROME (ITALY) WIND POWER - PARCO EOLICO MARCO AURELIO SEVERINO, S.R.L. 100.0 100.0 - - ROME (ITALY) WIND POWER - PARQUE EOLICO MONTE CUTE S.R.L. 100.0 100.0 - - ROME (ITALY) WIND POWER EY

% OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * PARQUE EOLICO CARRETERA DE ARINAGA, S.A. 80.0 80.0 80.0 80.0 LAS PALMAS DE G.C. (SPAIN) WIND POWER EY PARQUE EOLICO COSTA VICENTINA, S.A. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND POWER DT PARQUE EOLICO DE ARAGON, A.I.E. 80.0 80.0 80.0 80.0 ZARAGOZA (SPAIN) WIND POWER EY PARQUE EOLICO DE ENIX, S.A. 95.0 95.0 95.0 95.0 SEVILLE (SPAIN) WIND POWER EY PARQUE EOLICO DE GEVANCAS, S.A. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND POWER DT PARQUE EOLICO DE MANIQUE, LDA. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND POWER DT PARQUE EOLICO DE SANTA LUCIA, S.A. 65.7 65.7 65.7 65.7 LAS PALMAS DE G.C. (SPAIN) WIND POWER EY PARQUE EOLICO DO ALTO DA VACA, LDA. 75.0 75.0 75.0 75.0 PORTO (PORTUGAL) WIND POWER DT PARQUE EOLICO DO OUTEIRO, LTDA. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND POWER DT PARQUE EOLICO DO VALE DO ABADE, LDA. 51.0 51.0 51.0 51.0 PORTO (PORTUGAL) WIND POWER - PARQUE EOLICO DOS FIEIS, LDA. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND POWER DT PARQUE EOLICO FINCA DE MOGAN, S.A. 90.0 90.0 90.0 90.0 LAS PALMAS DE G.C. (SPAIN) CONSTRUCTION AND OPERATION OF A WIND FARM IN ARICO EY PARQUE EOLICO MONTES DE LAS NAVAS, S.A. 55.5 55.5 55.5 55.5 MADRID (SPAIN) CONSTRUCTION, OPERATION AND MANAGEMENT OF WIND FARMS EY PARQUE EOLICO PUNTA DE TENO, S.A. 52.0 52.0 52.0 52.0 S. CRUZ DE TENERIFE (SPAIN) WIND FARMS EY PARQUE EOLICO SERRA DA CAPUCHA, S.A. 50.0 75.0 50.0 75.0 PORTO (PORTUGAL) WIND FARM DT PLANTA EOLICA EUROPEA, S.A. 56.1 56.1 56.1 56.1 SEVILLE (SPAIN) WIND POWER EY PRODUCTOR REGIONAL DE ENERGIA RENOVABLE, S.A. 85.0 85.0 - - VALLADOLID (SPAIN) DEVELOPMENT AND CONSTRUCTION OF WIND FARMS - PROGREEN FUENTE ALAMO, S.A. 51.0 51.0 51.0 51.0 MURCIA (SPAIN) URBAN SOLID WASTE TREATMENT - PROPAISE 95.0 95.0 95.0 95.0 CARTAGENA (COLOMBIA) PRODUCTION, PURCHASE, SALE AND RETAILING OF ENERGY DT PROYECTOS EOLICOS VALENCIANOS, S.A. 55.0 55.0 55.0 55.0 VALENCIA (SPAIN) ELECTRICITY PRODUCTION EY RELCAMP, A.I.E. 65.0 65.0 65.0 65.0 BARCELONA (SPAIN) COMBINED HEAT AND POWER PLANT EY SALTOS DEL NANSA I, S.A. 100.0 100.0 100.0 100.0 CANTABRIA (SPAIN) ELECTRICITY PRODUCTION, TRANSMISSION AND DISTRIBUTION EY SALTOS Y CENTRALES DE CATALUNYA, S.A. 100.0 100.0 100.0 100.0 BARCELONA (SPAIN) OPERATION OF HYDROELECTRIC FACILITIES EY

% OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * SEALVE-SOCIEDAD ELECTRICA DE ALVAIAZERE S.A. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) WIND FARM DT SERE- SOCIEDADE EXPLORADORA DE RECURSOS ELECTRICOS, LDA. 100.0 100.0 100.0 100.0 PORTO (PORTUGAL) ELECTRICITY PRODUCTION DT SISCONER-EXPLORACAO DE SISTEMAS DE CONVERSAO DE ENERGIA, LTDA. 55.0 55.0 55.0 55.0 PORTO (PORTUGAL) WIND FARM DT SOCIEDAD AGRICOLA DE CAMEROS LTDA. 57.5 34.9 57.5 34.9 SANTIAGO (CHILE) FINANCIAL INVESTMENT DT SOCIEDAD AGRICOLA PASTOS VERDES LTDA. 55.0 33.3 55.0 33.3 SANTIAGO (CHILE) FINANCIAL INVESTMENT DT SOCIEDAD CONCESIONARIA TUNEL EL MELON, S.A. 100.0 36.3 100.0 36.3 SANTIAGO (CHILE) DESIGN, CONSTRUCTION AND OPERATION OF THE EL MELON TUNNEL EY SOCIEDAD DE GESTION DE ACTIVOS DISTRIBUCION ELECTRICA, S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) ELECTRICITY DISTRIBUTION - SOCIEDAD DE GESTION DE ACTIVOS GENERACION ELECTRICA, S.L. 100.0 100.0 100.0 100.0 MADRID (SPAIN) ELECTRICITY PRODUCTION - SOCIEDAD INVERSORA DOCK SUD, S.A. 57.1 57.1 57.1 57.1 BUENOS AIRES (ARGENTINA) HOLDING COMPANY DT SOCIETE NATIONALE D'ELECTRICITE ET DE THERMIQUE, S.A. 65.0 65.0 65.0 65.0 ILE-DE-FRANCE (FRANCE) ELECTRICITY PRODUCTION DT SUMINISTRO DE LUZ Y FUERZA, S.L. 60.0 60.0 60.0 60.0 GIRONA (SPAIN) ENERGY DISTRIBUTION AND RETAILING RCM SURSCHITE, S.A. 100.0 65.0 100.0 65.0 DOUAI (FRANCE) SLATE, ASH AND SLAG PROJECTS JCG SYNAPSIS ARGENTINA LTDA. 100.0 60.6 100.0 60.6 BUENOS AIRES (ARGENTINA) IT SERVICES DT SYNAPSIS BRASIL LTDA. 100.0 60.6 100.0 60.6 RIO DE JANEIRO (BRAZIL) IT SERVICES DT SYNAPSIS COLOMBIA LTDA. 100.0 60.6 100.0 60.6 BOGOTA (COLOMBIA) IT SERVICES DT SYNAPSIS PERU LTDA. 100.0 60.6 100.0 60.6 LIMA (PERU) IT AND TELECOMMUNICATIONS SERVICES AND PROJECTS DT SYNAPSIS SOLUCIONES Y SERVICIOS IT LTDA. 100.0 60.6 100.0 60.6 SANTIAGO (CHILE) SUPPLY AND MARKETING OF IT SERVICES AND EQUIPMENT DT TENEGUIA GESTION FINANCIERA S.L. 100.0 100.0 100.0 100.0 S. CRUZ DE TENERIFE (SPAIN) FINANCIAL INVESTMENT AND SERVICES DT TENEGUIA GESTION FINANCIERA, S.L., S. COM. 100.0 100.0 95.7 95.7 S. CRUZ DE TENERIFE (SPAIN) FINANCIAL INVESTMENT DT TERDON COGENERACION, S.L. 100.0 100.0 100.0 100.0 ZARAGOZA (SPAIN) COMBINED HEAT AND POWER FM TRANSPORTADORA DE ENERGIA, S.A. 100.0 59.5 100.0 61.0 BUENOS AIRES (ARGENTINA) ELECTRICITY PRODUCTION, TRANSMISSION AND DISTRIBUTION DT TERMINAL ALPI ADRIATICO, SRL 100.0 100.0 100.0 100.0 LAZIO (ITALY) CONSTRUCTION AND OPERATION OF A REGASIFICATION PLANT - TRANSPORTES Y DISTRIBUCIONES ELECTRICAS, S.A. 73.3 73.3 73.3 73.3 GIRONA (SPAIN) ELECTRICITY TRANSMISSION -

% OF OWNERSHIP AT 31/12/2006 % OF OWNERSHIP AT 31/12/2005 COMPANY % OF VOTING POWER HELD % OF OWNERSHIP % OF VOTING POWER HELD % OF OWNERSHIP LOCATION LINE OF BUSINESS AUDITOR * TRIEMA, S.A. 55.0 55.0 55.0 55.0 BUENOS AIRES (ARGENTINA) MARKETING OF COMMERCIAL MANAGEMENT SYSTEMS - UNELCO COGENERACIONES SANITARIAS DEL ARCHIPIELAGO, S.A. 100.0 100.0 100.0 100.0 LAS PALMAS DE G.C. (SPAIN) COMBINED HEAT AND POWER EY UNION ELECTRICA DE CANARIAS GENERACION, S.A.U. 100.0 100.0 100.0 100.0 LAS PALMAS DE G.C. (SPAIN) ELECTRICITY PRODUCTION DT UNIPOWER, S.A. 100.0 100.0 100.0 100.0 SINTRA (PORTUGAL) HOLDING COMPANY DT *C&H(CREW&HAMMOND)/DT(DELOITTE)/EY(ERNST&YOUNG)/FM(FERNANDO MERCADAL)/KPMG(KPMG AUDITORES)/JCG(JEAN C.G.)/PWC (PRICE WATERHOUSE COOPERS)/RCM(RCM AUDITORES).

endesa08

APPENDIX II: Joint ventures and associates

COMPANY	% OF OWNERSHIP AT 31/12/2006		% OF OWNERSHIP AT 31/12/2005		REGISTERED OFFICE	LINE OF BUSINESS
	% OF VOTING POWER HELD	% OF OWNERSHIP	% OF VOTING POWER HELD	% OF OWNERSHIP		
ALTEK ALARKO SANTRALLARI TESIS ISLETME VE TICARET A.S	50.0	32.5	50.0	32.5	ISTANBUL (TURKEY)	ELECTRICITY FACILITIES AND SALE OF ELECTRICITY
ANTREL, A.I.E.	50.0	50.0	50.0	50.0	GIRONA (SPAIN)	COMBINED HEAT AND POWER PLANT
APLICACIONES HIDROELÉCTRICAS DA BEIRA ALTA, LTDA	35.7	35.7	35.7	35.7	VISEU (PORTUGAL)	HYDROELECTRIC PLANT
ASANEFI, A.I.E.	42.5	42.5	42.5	42.5	BARCELONA (SPAIN)	OPERATION OF A COMBINED HEAT AND POWER PLANT
ASOCIACION NUCLEAR ASCÓ-VANDELLÓS II, A.I.E.	85.4	85.4	85.4	85.4	TARRAGONA (SPAIN)	MANAGEMENT, OPERATION AND ADMINISTRATION OF NUCLEAR PLANTS
CALIZAS ELYCAR, S.L.	25.0	25.0	25.0	25.0	HUESCA (SPAIN)	OPERATION OF COMBINED HEAT AND POWER PLANTS
CARBOPEGO-ABASTECIMIENTOS E COMBUSTIVEIS, S.A.	50.0	50.0	50.0	50.0	RIBATEJO (PORTUGAL)	FUEL SUPPLIES
CENTRAL HIDRÁULICA GÜEJAR-SIERRA, S.L.	33.3	33.3	33.3	33.3	GRANADA (SPAIN)	MANAGEMENT OF HYDROELECTRIC PLANTS
CENTRAL HIDROELÉCTRICA CASILLAS, S.A.	49.0	49.0	49.0	49.0	SEVILLE (SPAIN)	MANAGEMENT OF MINI-HYDROELECTRIC PLANTS
CENTRAL TÉRMICA DE ANLLARES, A.I.E.	33.3	33.3	33.3	33.3	MADRID (SPAIN)	MANAGEMENT OF THE ANLLARES FOSSIL-FUEL PLANT
CENTRALES HIDROELECTRICAS DE AYSÉN, S.A.	51.0	18.5	-	-	SANTIAGO (CHILE)	DESIGN AND IMPLEMENTATION OF A PROJECT
CENTRALES NUCLEARES ALMARAZ-TRILLO, A.I.E.	24.2	23.9	24.2	23.9	MADRID (SPAIN)	MANAGEMENT OF THE ALMARAZ AND TRILLO NUCLEAR PLANTS
COGENERACIÓ I. VILASECA, A.I.E.	40.0	40.0	40.0	40.0	BARCELONA (SPAIN)	OPERATION OF A COMBINED HEAT AND POWER PLANT
COGENERACIÓN EL SALTO, S.L.	20.0	20.0	20.0	20.0	ZARAGOZA (SPAIN)	COMBINED HEAT AND POWER
COGENERACIÓN HOSTALRICH, A.I.E.	33.0	33.0	33.0	33.0	GIRONA (SPAIN)	COMBINED HEAT AND POWER
COGENERACIÓN LIPSA, S.L.	20.0	20.0	20.0	20.0	BARCELONA (SPAIN)	COMBINED HEAT AND POWER
COGENERACIÓN TENEREL-MOLLET, A.I.E.	50.0	50.0	50.0	50.0	BARCELONA (SPAIN)	COMBINED HEAT AND POWER

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%OF OWNERSHIP AT 31/12/2006 %OF OWNERSHIP AT 31/12/2005 LINE OF BUSINESS COMPANY %OF VOTING POWER HELD %OF OWNERSHIP %OF VOTING POWER HELD %OF OWNERSHIP REGISTERED OFFICE COGENERACION TOLOSANA, A.I.E. 25.0 25.0 25.0 25.0 GUIPUZCOA (SPAIN) COMBINED HEAT AND POWER COLOMER DE COGENERACIO, A.I.E. 27.5 27.5 27.5 27.5 BARCELONA (SPAIN) OPERATION OF A COMBINED HEAT AND POWER PLANT COMPANIA EOLICA TIERRAS ALTAS, S.A. 35.6 35.6 33.8 33.8 SORIA (SPAIN) OPERATION OF WIND FARMS COMPANIA TRANSPORTISTA DE GAS DE CANARIAS, S.A. 45.0 45.0 45.0 45.0 LAS PALMAS DE G.C. (SPAIN) NATURAL GAS OPERATIONS IN THE CANARY ISLANDS CONFIREL, A.I.E. 50.0 50.0 50.0 50.0 GIRONA (SPAIN) COMBINED HEAT AND POWER CONSORCIO ARA-INGENDESA LTDA. 50.0 18.2 50.0 18.2 SANTIAGO (CHILE) PROJECT ENGINEERING CONSULTING SERVICES CONSORCIO INGENDESA-MINMETAL LTDA. 50.0 18.2 50.0 18.2 SANTIAGO (CHILE) ENGINEERING SERVICES CORELCAT, A.I.E. 45.0 45.0 45.0 45.0 LLEIDA (SPAIN) COMBINED HEAT AND POWER CORPORACION EOLICA DE ZARAGOZA, S.L. 25.0 25.0 25.0 25.0 ZARAGOZA (SPAIN) RENEWABLE ENERGIES DESALADORA DE LA COSTA DEL SOL, S.A. 25.0 25.0 25.0 25.0 MALAGA (SPAIN) WATER DESALINATION AND SUPPLY ON THE COSTA DEL SOL DESARROLLO TECNOLOGICO NUCLEAR, S.L. 46.3 46.3 46.3 46.3 MADRID (SPAIN) NUCLEAR PLANT R&D PROJECTS DISTRIBUCION Y COMERCIALIZACION DE GAS EXTREMADURA DICOGEXSA, S.A. 47.0 47.0 47.0 47.0 BADAJOZ (SPAIN) GAS DISTRIBUTION DISTRIBUIDORA REGIONAL DE GAS, S.A. 45.0 45.0 45.0 45.0 VALLADOLID (SPAIN) GAS DISTRIBUTION AND RETAILING IN CASTILLA Y LEON ECOENERGIA DE CAN MATA, A.I.E. 25.0 25.0 25.0 25.0 BARCELONA (SPAIN) URBAN SOLID WASTE TREATMENT EEVM-EMPREENDIMIENTOS EOLICOS VALE DO MINHO, S.A. 50.0 37.5 50.00 37.5 ESPOSENDE (PORTUGAL) WIND FARM ELCOGAS, S.A. 40.9 40.9 40.9 40.9 MADRID (SPAIN) ELECTRICITY PRODUCTION ELECTRICA DE JAFRE, S.A. 47.5 47.5 47.5 47.5 GIRONA (SPAIN) ELECTRICITY DISTRIBUTION AND RETAILING ELECTRICA DE LIJAR, S.L. 50.0 50.0 50.0 50.0 CADIZ (SPAIN) ELECTRICITY TRANSMISSION AND DISTRIBUTION ELECTRICA DE PUERTO REAL, S.A. 50.0 50.0 50.0 50.0 CADIZ (SPAIN) ELECTRICITY SUPPLY AND DISTRIBUTION EMPREENDIMIENTOS EOLICOS DA SERRA DO SICO, S.A. 29.0 29.0 29.0 29.0 POMBAL (PORTUGAL) WIND FARM

%OF OWNERSHIP AT 31/12/2006 %OF OWNERSHIP AT 31/12/2005 LINE OF BUSINESS COMPANY %OF VOTING POWER HELD %OF OWNERSHIP %OF VOTING POWER HELD %OF OWNERSHIP REGISTERED OFFICE EMPRENDIMIENTOS EOLICOS DE ALVADIA, LDA. 48.0 48.0 48.0 48.0 RIBEIRA DE PENA (PORTUGAL) WIND FARM EMPRESA PROVINCIAL DE ENERGIA, S.A. 30.0 30.0 30.0 30.0 HUESCA (SPAIN) COMPLETE ELECTRICITY CYCLE ENERGETICA DE ROSELLO, A.I.E. 27.0 27.0 27.0 27.0 BARCELONA (SPAIN) COMBINED HEAT AND POWER ENERGIA DE LA LOMA, S.A. 40.0 40.0 40.0 40.0 JAEN (SPAIN) BIOMASS ENERGIAS ALTERNATIVAS DEL SUR, S.L. 50.0 50.0 50.0 50.0 LAS PALMAS DE G.C. (SPAIN) WIND POWER ENERGIAS ARGENTINAS, S.A. 50.0 50.0 50.0 50.0 BUENOS AIRES (ARGENTINA) WIND POWER ENERGIE ELECTRIQUE DE TAHADDART, S.A. 32.0 32.0 32.0 32.0 TANGIER (MOROCCO) COMBINED CYCLE PLANT ENSAFECA HOLDING EMPRESARIAL, S.L. 32.4 32.4 - - BARCELONA (SPAIN) TELECOMMUNICATIONS SERVICES EOLICAS DE FUERTEVENTURA, A.I.E. 40.0 40.0 40.0 40.0 FUERTEVENTURA (SPAIN) WIND FARMS EOLICAS DE LANZAROTE, S.L. 40.0 40.0 40.0 40.0 LAS PALMAS DE G.C. (SPAIN) ELECTRICITY PRODUCTION, DISTRIBUTION AND SUPPLY EOLICAS DE TENERIFE, A.I.E. 50.0 50.0 50.0 50.0 S. CRUZ DE TENERIFE (SPAIN) WIND FARMS EOLMINHO-ENERGIAS RENOVAVEIS, S.A. 28.0 28.0 28.0 28.0 VIEIRA DO MINHO (PORTUGAL) CONSTRUCTION AND OPERATION OF WIND FARMS ERCA CINCO VILLAS-1, S.L. 40.0 40.0 40.0 40.0 ZARAGOZA (SPAIN) COMBINED HEAT AND POWER ERCASA COGENERACION ,S.A. 50.0 50.0 50.0 50.0 ZARAGOZA (SPAIN) COMBINED HEAT AND POWER ERCETESA, S.A. 35.0 35.0 35.0 35.0 ZARAGOZA (SPAIN) COMBINED HEAT AND POWER ERECOSALZ, S.L. 33.0 33.0 33.0 33.0 ZARAGOZA (SPAIN) COMBINED HEAT AND POWER ERFEI, A.I.E. 42.0 42.0 42.0 42.0 TARRAGONA (SPAIN) COMBINED HEAT AND POWER ERGON ENERGIA, S.R.L. 50.0 50.0 50.0 50.0 BRESCIA (ITALY) ELECTRICITY SUPPLIES TO ELIGIBLE CUSTOMERS ERGOSUD, S.P.A. 50.0 50.0 - - CROTONE (ITALY) CONSTRUCTION AND OPERATION OF A COMBINED CYCLE PLANT

%OF OWNERSHIP AT 31/12/2006 %OF OWNERSHIP AT 31/12/2005 LINE OF BUSINESS COMPANY %OF VOTING POWER HELD %OF OWNERSHIP %OF VOTING POWER HELD %OF OWNERSHIP REGISTERED OFFICE EUROHUECO COGENERACION, A.I.E. 30.0 30.0 30.0 30.0 BARCELONA (SPAIN) COMBINED HEAT AND POWER EXPLOTACIONES EOLICAS DE ALDEHUELAS, S.L. 47.5 47.5 50.0 50.0 SORIA (SPAIN) WIND FARMS FABRICA DO ARCO-RECURSOS ENERGETICOS, S.A. 50.0 50.0 50.0 50.0 SATO TIRSO (PORTUGAL) ELECTRICITY AND STEAM PRODUCTION FIBRAREL, A.I.E. 36.6 36.6 36.6 36.6 BARCELONA (SPAIN) COMBINED HEAT AND POWER FORANETO, S.L. 25.0 25.0 25.0 25.0 BARCELONA (SPAIN) COMBINED HEAT AND POWER FOREL, S.L. 40.0 40.0 40.0 40.0 BARCELONA (SPAIN) COMBINED HEAT AND POWER FORSEAN, S.L. 30.0 30.0 30.0 30.0 BARCELONA (SPAIN) COMBINED HEAT AND POWER GAROFEICA, S.A. 27.0 27.0 27.0 27.0 BARCELONA (SPAIN) COMBINED HEAT AND POWER GAS EXTREMADURA TRANSPORTISTA, S.L. 40.0 40.0 40.0 40.0 BADAJOZ (SPAIN) TRANSMISSION AND STORAGE OF GAS GNL CHILE, S.A. 23.6 8.6 - - SANTIAGO (CHILE) LNG SUPPLY PROJECT GORONA DEL VIENTO EL HIERRO, S.A. 30.0 30.0 30.0 30.0 S. CRUZ DE TENERIFE (SPAIN) DEVELOPMENT AND MAINTENANCE OF THE EL HIERRO POWER PLANT GREEN FUEL ANDALUCIA, S.A. 25.0 27.3 - - SEVILLE (SPAIN) DEVELOPMENT, CONSTRUCTION AND OPERATION OF A BIODIESEL PLANT GREEN FUEL CASTILLA Y LEON, S.A. 25.0 27.3 - - LEON (SPAIN) DEVELOPMENT, CONSTRUCTION AND OPERATION OF A BIODIESEL PLANT GREEN FUEL EXTREMADURA, S.A. 25.0 27.3 25.0 27.3 BADAJOZ (SPAIN) PRODUCTION, SALE AND DISTRIBUTION OF BIOFUELS HIDRICAS DE VISEU, S.A. 33.0 33.0 33.0 33.0 MAIA (PORTUGAL) MINI-HYDROELECTRIC PLANT HIDRO ESCORON, S.L. 30.0 30.0 30.0 30.0 ZARAGOZA (SPAIN) COMBINED HEAT AND POWER PLANT HIDROELECTRICA DE OUROL, S.L. 30.0 30.0 - - LUGO (SPAIN) ELECTRICITY PRODUCTION USING RENEWABLE ENERGY SOURCES HIDROELECTRICA DEL PIEDRA , S.L. 25.0 25.0 25.0 25.0 ZARAGOZA (SPAIN) ELECTRICITY PRODUCTION AND SALE INICIATIVAS DE GAS, S.L. 40.0 40.0 40.0 40.0 MADRID (SPAIN) NATURAL GAS-RELATED ACTIVITIES INVERSIONES ELECTROGAS, S.A. 42.5 15.5 42.5 15.5 SANTIAGO (CHILE) HOLDING COMPANY

%OF OWNERSHIP AT 31/12/2006 %OF OWNERSHIP AT 31/12/2005 LINE OF BUSINESS COMPANY %OF VOTING POWER HELD %OF OWNERSHIP %OF VOTING POWER HELD %OF OWNERSHIP REGISTERED OFFICE INVERSIONES GAS ATACAMA HOLDING LTDA. 50.0 18.2 50.0 18.2 SANTIAGO (CHILE) NATURAL GAS TRANSMISSION KROMSCHROEDER, S.A. 27.9 27.9 27.9 27.9 BARCELONA (SPAIN) METER-READING EQUIPMENT LIVORNO HOLDING, S.R.L. 50.0 50.0 - - ROME (ITALY) CONSTRUCTION, DEVELOPMENT AND OPERATION OF A REGASIFICATION TERMINAL MEDIDAS AMBIENTALES, S.L. 50.0 25.0 50.0 25.0 BURGOS (SPAIN) ENVIRONMENTAL STUDIES AND REPORTS MINICENTRALES DEL CANAL IMPERIAL-GALLUR, S.L. 36.5 36.5 36.5 36.5 ZARAGOZA (SPAIN) MINI-HYDROELECTRIC PLANT MPE ENERGIA, S.R.L. 50.0 50.0 - - MILAN (ITALY) SALE OF ELECTRICITY TO ELIGIBLE CUSTOMERS NEINVER BOLONIA, S.L. 45.0 45.0 - - MADRID (SPAIN) URBAN DEVELOPMENT NUCLENOR, S.A. 50.0 50.0 50.0 50.0 BURGOS (SPAIN) NUCLEAR POWER PRODUCTION OLT OFFSHORE LNG TOSCANA S.P.A. 25.5 25.5 - - LIVORNO (ITALY) NATURAL GAS REGASIFICATION OXAGESA, A.I.E. 33.3 33.3 33.3 33.3 TERUEL (SPAIN) COMBINED HEAT AND POWER PLANT PARC EOLIC COLL DE SOM, S.L. 30.0 30.0 30.0 30.0 BARCELONA (SPAIN) WIND FARM DEVELOPMENT PARC EOLIC ELS ALIGARS, S.L. 30.0 30.0 30.0 30.0 BARCELONA (SPAIN) WIND FARM DEVELOPMENT PARC EOLIC LA TOSSA-LA MOLA D'EN PASCUAL, S.L. 30.0 30.0 30.0 30.0 BARCELONA (SPAIN) WIND FARM DEVELOPMENT PARC EOLIC L`ARRAM, S.L. 30.0 30.0 30.0 30.0 BARCELONA (SPAIN) WIND FARM DEVELOPMENT PARQUE EOLICO A.CAPELADA, A.I.E. 50.0 50.0 50.0 50.0 MADRID (SPAIN) WIND POWER PARQUE EOLICO DE BARBANZA, S.A. 50.0 50.0 50.0 50.0 A CORUNA (SPAIN) WIND POWER PARQUE EOLICO DE CABO VILANO, A.I.E. 50.0 50.0 50.0 50.0 MADRID (SPAIN) WIND POWER PARQUE EOLICO SIERRA DEL MADERO, S.A. 48.0 48.0 48.0 48.0 SORIA (SPAIN) WIND FARM PEGOP-ENERGIA ELECTRICA, S.A. 50.0 50.0 50.0 50.0 ABRANTES (PORTUGAL) OPERATION OF THE PEGO POWER PLANT PLANTA DE REGASIFICACION DE SAGUNTO, S.A. 20.0 20.0 20.0 20.0 MADRID (SPAIN) OIL AND GAS BUSINESS ACTIVITIES

COMPANY	% OF OWNERSHIP AT 31/12/2006		% OF OWNERSHIP AT 31/12/2005		REGISTERED OFFICE	LINE OF BUSINESS
	% OF VOTING POWER HELD	% OF OWNERSHIP	% OF VOTING POWER HELD	% OF OWNERSHIP		
POWERCER SOCIEDADE DE COGERAÇAO DE VIALONGA, S.A.	30.0	30.0	30.0	30.0	BUCELAS (PORTUGAL)	COMBINED HEAT AND POWER
PRINTEREL, S.L.	30.0	30.0	-	-	BARCELONA (SPAIN)	CONSTRUCTION AND OPERATION OF A COMBINED HEAT AND POWER PLANT
PRODUCTORA DE ENERGÍAS, S.A.	30.0	30.0	30.0	30.0	BARCELONA (SPAIN)	MINI HYDROELECTRIC PLANTS
PUIGNERSL, A.I.E.	25.0	25.0	25.0	25.0	BARCELONA (SPAIN)	COMBINED HEAT AND POWER PLANT
REGASIFICADORA DEL NOROESTE, S.A.	21.0	21.0	21.0	21.0	A CORUÑA (SPAIN)	NATURAL GAS REGASIFICATION AND TRANSMISSION
RELECO SANTIAGO, A.I.E.	45.0	45.0	45.0	45.0	HUESCA (SPAIN)	COMBINED HEAT AND POWER PLANT
KOVEICA D' ENERGIA, S.A.	27.0	27.0	27.0	27.0	BARCELONA (SPAIN)	COMBINED HEAT AND POWER
SACME, S.A.	50.0	22.9	50.0	22.8	BUENOS AIRES (ARGENTINA)	ELECTRICITY SYSTEM OVERSIGHT AND CONTROL
SADIEL, S.A.	37.5	37.5	37.5	37.5	SEVILLE (SPAIN)	TECHNOLOGIES, INFORMATION, ENGINEERING AND TRAINING
SALTO DE SAN RAFAEL, S.L.	50.0	50.0	50.0	50.0	SEVILLE (SPAIN)	MINI-HYDROELECTRIC PLANTS
SANTO ROSTRO COGENERACIÓN, S.A.	45.0	45.0	45.0	45.0	SEVILLE (SPAIN)	COMBINED HEAT AND POWER
SATI COGENERACIÓN, A.I.E.	27.5	27.5	27.5	27.5	BARCELONA (SPAIN)	COMBINED HEAT AND POWER
SEA POWER & FUEL S.R.L.	50.0	50.0			GENOA (ITALIA)	NATURAL GAS SUPPLIES
SISTEMAS ENERGÉTICOS LA MUELA, S.A.	30.0	30.0	30.0	30.0	ZARAGOZA (SPAIN)	WIND FARMS
SISTEMAS ENERGÉTICOS MÁS GARULLO, S.A.	27.0	27.0	27.0	27.0	ZARAGOZA (SPAIN)	WIND FARMS
SISTEMAS SEC, S.A.	49.0	29.7	49.0	29.7	SANTIAGO (CHILE)	PROVISION OF SIGNALLING, ELECTRIFICATION AND COMMUNICATIONS SYSTEMS
SOCIEDAD CONSORCIO INGENDESA-ARA LIMITADA	50.0	18.2	50.0	18.2	SANTIAGO (CHILE)	PROVISION OF ENGINEERING SERVICES
SOCIEDAD EÓLICA DE ANDALUCÍA, S.A.	46.7	46.7	46.7	46.7	SEVILLE (SPAIN)	ELECTRICITY PRODUCTION
SOCIEDAD EÓLICA LOS LANCES, S.A.	50.0	50.0	50.0	50.0	SEVILLE (SPAIN)	WIND-POWERED FACILITIES
SOCIÉTÉ DES EAUX DE L'EST	25.0	16.3	25.0	16.3	SAINT-AVOLD (FRANCE)	PRODUCTION, TRANSPORT, DISTRIBUTION AND SALE OF WATER

102 | Annual Report 2006

%OF OWNERSHIP AT 31/12/2006 %OF OWNERSHIP AT 31/12/2005 LINE OF BUSINESS COMPANY %OF VOTING POWER HELD %OF OWNERSHIP %OF VOTING POWER HELD %OF OWNERSHIP REGISTERED OFFICE SODESA-COMERCIALIZACAO DE ENERGIA ELECTRICA, S.A 50.0 50.0 50.0 50.0 PORTO (PORTUGAL) RETAILING OF ELECTRICITY AND SERVICES SOPROLIF, S.A. 45.0 29.2 45.0 38.0 MEYREUIL (FRANCE) CONSTRUCTION OF A FLUIDIZED BED BOILER IN GARDANNE SUMINISTRADORA ELECTRICA DE CADIZ, S.A. 33.5 33.5 33.5 33.5 CADIZ (SPAIN) ELECTRICITY SUPPLY AND DISTRIBUTION TECNATOM, ..A. 45.0 45.0 45.0 45.0 MADRID (SPAIN) ELECTRICITY PRODUCTION SERVICES AND FACILITIES TEJO ENERGIA, PRODUCAO E DISTRIBUCAO DE ENERGIA ELECTRICA, S.A. 38.9 38.9 38.9 38.9 PACO D' ARCOS (PORTUGAL) ELECTRICITY PRODUCTION, TRANSMISSION AND DISTRIBUTION TERMOELECTRICA JOSE DE SAN MARTIN, S.A. 29.1 6.7 29.1 6.7 BUENOS AIRES (ARGENTINA) CONSTRUCTION AND OPERATION OF A COMBINED CYCLE PLANT TERMOELECTRICA MANUEL BELGRANO, S.A. 29.1 6.7 29.1 6.7 BUENOS AIRES (ARGENTINA) CONSTRUCTION AND OPERATION OF A COMBINED CYCLE PLANT TERMOTEC ENERGIA, A.I.E. 45.0 45.0 45.0 45.0 VALENCIA (SPAIN) COMBINED HEAT AND POWER TIRME, S.A. 40.0 40.0 40.0 40.0 BALEARIC ISLANDS (SPAIN) SOLID WASTE TREATMENT TOLEDO PV, A.E.I.E. 33.3 33.3 33.3 33.3 MADRID (SPAIN) PHOTOVOLTAIC PLANT TP-SOCIEDADE TERMICA PORTUGUESA, S.A. 50.0 50.0 50.0 50.0 LISBON (PORTUGAL) COMBINED HEAT AND POWER TRANSMISORA ELECTRICA DE QUILLOTA, LTDA. 50.0 18.2 50.0 18.2 SANTIAGO (CHILE) ELECTRICITY TRANSMISSION AND DISTRIBUTION TRANSPORTISTA REGIONAL DE GAS, S.L. 45.0 45.0 45.0 45.0 VALLADOLID (SPAIN) GAS INFRASTRUCTURES AND TRANSMISSION URGELL ENERGIA, S.A. 27.0 27.0 27.0 27.0 LLEIDA (SPAIN) COMBINED HEAT AND POWER VAPELTAR, A.I.E. 40.0 40.0 40.0 40.0 BARCELONA (SPAIN) COMBINED HEAT AND POWER YACYLEC, S.A. 22.2 22.2 22.2 22.2 BUENOS AIRES (ARGENTINA) ELECTRICITY TRANSMISSION YEDESA-COGENERACION, S.A. 40.0 40.0 40.0 40.0 ALMERIA (SPAIN) COMBINED HEAT AND POWER

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails

ENDESA, S.A. AND SUBSIDIARIES

DIRECTORS' REPORT

1. Analysis of 2006

Endesa's net profit amounted to EUR 2,969 million in 2006, down 6.7% from 2005, in which a net gain of EUR 1,115 million was recognised from the disposal of Auna. Disregarding the net effect of the gains on asset sales in both years, the net profit for 2006 was EUR 2,576 million, 40% higher than in 2005.

	Net Profit for 2006			
	Millions of Euros	% Change	% Contribution 2006	% Contribution 2005
Spain and Portugal	1,843	35.7	62.1	42.7
Rest of Europe	493	16.0	16.6	13.4
Latin America	462	76.3	15.6	8.2
Other businesses (*)	171	(85.0)	5.7	35.7
TOTAL	2,969	(6.7)	100.0	100.0

(*) Relating mainly to the gains on the disposal of Auna in both years.

These results include Endesa's best estimate of the effects of Royal Decree-Law 3/2006, based on the information available at the balance sheet date, which took into account the provisions of the Royal Decree-Law and the interpretation thereof by the CNE.

In order to make this estimate, the different scenarios that could arise from a reasonable interpretation of Royal Decree-Law 3/2006 were analysed. The positive or negative differences arising from each scenario considered with respect to the amounts included in the financial statements for 2006 are in no case material for the Group's consolidated financial statements taken as a whole. The Spanish Ministry of Industry, Trade and Tourism has announced that the definitive amount of the shortfall in revenue from regulated activities will not be known before July 2007 and, therefore, any differences with respect to the figures included in the financial statements for 2006 would be recognised in 2007.

Increase in the net profit of all the Company's electricity businesses.

The net profit of the business in Spain and Portugal amounted to EUR 1,843 million in 2006, up 35.7% on 2005. This profit includes EUR 186 million net of tax relating to the higher compensation payments for the extra non-mainland production costs for 2001-2005, calculated on the basis of the Ministerial Orders approved on 30 March, and a negative amount of EUR 137 million relating to the effect of the reduction of the balance of deferred taxes as a result of the cuts in the income tax rate in Spain for the coming years.

In turn, the net profit of the business in the rest of Europe totalled EUR 493 million in 2006, 16% higher than in 2005. This figure includes EUR 118 million net of minority interests relating to the increase in value of this business that arose from the process to bring into line the tax bases of the non-current assets of Endesa Italia with their carrying amounts, pursuant to Italian legislation.

Lastly, the net profit of the business in Latin America amounted to EUR 462 million in 2006, up 76.3% on the preceding year. This net profit includes EUR 101 million net of minority interests relating to the increase in value arising from the tax benefits obtained in Latin America as a result of the corporate reorganisation transactions carried out in the region.

Growth in total electricity sales: +8.3%

Both production (−0.6%) and the Company's total electricity sales (−8.3%) grew in physical terms in 2006.

104 | Annual Report 2006

endesa06

The increases in output in the rest of Europe and Latin America were particularly high, with growth of 5.4% and 7.1%, respectively, which offset the drop in production in Spain (-5.1%).

Total electricity sales grew by 8.5% in Spain and Portugal, by 11.4% in the rest of Europe and by 5.5% in Latin America.

	Electricity Output and Sales			
	Output		Sales	
	GWh	% Change from 2005	GWh	% Change from 2005
Spain and Portugal	88,808	(5.1)	109,412	8.5
Rest of Europe	35,575	5.4	52,606	11.4
Latin America	62,028	7.1	58,281	5.5
TOTAL	**186,411**	**0.6**	**220,299**	**8.3**

Appropriate output/demand balance

In 2006 Endesa covered 84.6% of its total electricity sales in its markets taken as a whole with electricity produced by its own power plants.

This balance between output and demand significantly reduces risk in its electricity business and gives the Company a considerable edge over its competitors.

Growth in the contribution margin: +14.3%

The Company's total sales amounted to EUR 19,637 million in 2006, an increase of 12.2% with respect to 2005, which was higher than the percentage growth in physical terms.

This was due to the increases in electricity prices that occurred in most of the countries in which the Company operates, as a result of the higher electricity production costs.

The growth in sales in 2006 covered the 11.5% rise in procurements and services (variable costs) that arose mainly as a result of higher cost of fuels and of the power purchased.

The contribution margin amounted to EUR 10,434 million in 2006, up 14.3% on the preceding year.

Sharp increases in EBITDA (+18.6%) and EBIT (+23.4%)

In contrast to the significant increases in revenue and procurements and services (variable costs), staff costs rose by only 3.9% in 2006, while other fixed operating expenses increased by 8.8%, all of which contributed to EBITDA of EUR 7,139 million, 18.6% higher than in 2005. Adding the 7% growth in the depreciation and amortisation charge as a result of the Company's investment policy, EBIT totalled EUR 5,239 million, up 23.4% on 2005.

	Contribution Margin		EBITDA		EBIT	
	Millions of Euros	% Change from 2005	Millions of Euros	% Change from 2005	Millions of Euros	% Change from 2005
Spain and Portugal	5,859	12.6	3,835	17.4	2,705	19.5
Rest of Europe	1,466	19.9	1,116	25.8	846	36.9
Latin America	3,109	15.2	2,188	16.5	1,688	22.7
TOTAL	**10,434**	**14.3**	**7,139**	**18.6**	**5,239**	**23.4**

Legal Documentation | 105

Net finance costs: drop of 22.9% In 2006 the Company incurred a financial loss of EUR 939 million, an improvement of 25% with respect to 2005. Net finance costs amounted to EUR 969 million, a drop of 22.9% from 2005. This figure includes a positive amount of EUR 54 million due to the effect of the higher interest rate used to calculate the present value of the provisions. This effect was negative in 2005 and amounted to EUR 111 million. The increase in net debt due to the financing of the shortfall in revenue from regulated activities in Spain is not affecting net finance costs, since both the cumulative amount of the shortfall financed and the compensation receivable from the extra non-mainland production costs earn interest that offsets the effect of the increase. Asset disposals The period during which the other shareholders of Auna could exercise their right of first refusal in the sale of shares representing 5.01% of the share capital of this holding company that Endesa sold to Deutsche Bank on 30 December 2005 ended in the first quarter of 2006. After this period the sale of the shares was formalised and all the conditions required under IFRSs for derecognising them from the balance sheet of Endesa and recognising the related gain in the income statement were met. Therefore, as predicted in Endesa's consolidated financial statements for 2005, in 2006 a gain of EUR 196 million (EUR 171 million after taxes) was recognised on the sale of the aforementioned investment. This sale has led to the elimination from Endesa's financial statements of the line of business known as Other Businesses and, accordingly, in 2006 these businesses only include the gain on this sale. Also, in the second quarter of 2006 Endesa sold its 49% ownership interest in the Portuguese utility NQF Gas for EUR 59 million, giving rise to a gain of EUR 27 million (EUR 21 million net of taxes), and the generation assets of the Brazilian utility Ampla for EUR 39 million, giving rise to a gain of EUR 30 million (EUR 12 million after taxes and minority interests). In addition, in the third quarter of the year and within the framework of the drive to optimise the value of its real estate assets, Endesa, through its investee Bolonia Real Estate, sold to the Neinver Group, through a bidding process, the real estate assets that it owned in the area of Palma de Mallorca known as Sector Levante, which consists of urban development rights on approximately 180,000 m2 of land. Also, the Company acquired an exclusively financial interest of 45% of the share capital of the Group company Neinver, which will engage in the development of this land, with the sole purpose of receiving a share, in proportion to this percentage of ownership, of the additional future capital gains that might arise from the urban development of the land. Endesa is not involved in the management of this company and has limited its risk exposure to an amount proportional to its percentage of ownership. The proceeds from the sale totalled EUR 240 million, giving rise to a gross gain of EUR 185 million (EUR 165 million after taxes), after deducting the cost of relocating the electricity facilities located on this land and the amount of the investment in 45% of the share capital of Neinver. Lastly, in the last quarter of 2006 Endesa entered into an agreement with BNP Paribas and Banesto for the assignment of the collection rights relating to the shortfall in revenue from regulated activities in Spain for 2005. The proceeds from the sale, which amounted to EUR 1,676 million, could be altered on the basis of the possible changes that might arise in certain variables in the settlement of these collection rights with respect to those taken into account when calculating the purchase price. Analysis shows that the Company has transferred substantially all the risks and rewards of ownership of the collection rights relating to the shortfall in revenue from regulated activities arising in 2005 and, therefore, it derecognised the related asset from the consolidated balance sheet.

Cash flows generated: growth of 10.3% The cash flows from operating activities in 2006 amounted to EUR 4,643 million, up 10.3% on 2005. Cash Flows Generated Millions of Euros % Change from 2005 Spain and Portugal 2,721 2.0 Rest of Europe 704 20.1 Latin America 1,218 3.2 TOTAL 4,643 10.3 Total investments: EUR 4,336 million Endesa's total investments amounted to EUR 4,336 million in 2006. Of this amount, EUR 3,897 million relate to investments in intangible assets and property, plant and equipment and the remaining EUR 439 million to financial assets. Investments Millions of Euros Property, Plant and Equipment and Intangible Assets Financial Assets TOTAL Spain and Portugal 2,730 191 2,921 Rest of Europe 277 186 463 Latin America 890 62 952 TOTAL 3,897 439 4,336 (1) Also, a financial assets of EUR 1,341 million was recognised in relation to the shortfall in revenue from regulated activities for 2006. Borrowings Endesa net financial debt stood at EUR 19,840 million at 31 December 2006, i.e. 8.5% higher than at the end of 2005. Breakdown by Business of Endesa's Net Debt Millions of Euros 31/12/06 31/12/05 Difference % Change Business in Spain and Portugal 12,548 11,461 1,087 9.5 Business in the rest of Europe 1,674 1,286 388 30.2 Endesa Italia 748 815 (67) (8.2) Other 926 471 455 96.6 Business in Latin America 5,618 6,109 (491) (8.0) Enersis Group 4,749 5,207 (458) (8.8) Other 869 902 (33) (3.7) Other businesses (1) - (575) 575 NA TOTAL 19,840 18,281 1,559 8.5 (1) At 31 December 2006, there was no debt assigned to Other Businesses, since this line of business disappeared with the sale of 5.01% of the shares of Auna in February 2006 and the remaining debt was assigned to the business in Spain and Portugal. The increase in the net debt of the business in Spain and Portugal was due, on the one hand, to the net increase in the balances receivable relating to the shortfall in revenue from regulated activities and of the extra non-mainland production costs amounting to EUR 609 million and, on the other, to the payment in July 2006 of a dividend of EUR 1,341 million out of the gains obtained in 2005, which contributed to the drop in indebtedness in that year and which, at the Annual General Meeting, it was decided to distribute to the shareholders. The EUR 388 million increase in the debt of the business in the rest of Europe was due to the circumstantial effect of the extraordinary income tax payment made in 2006 to be able to enjoy the tax benefits arising from the increase in the tax base of the assets and to the investments made in the year to acquire new companies and the debt that they contributed.

The indebtedness of the business in Latin America dropped by EUR 491 million in 2006 due mainly to the performance against the euro of the currencies in which this debt is denominated.

Also, it should be taken into account when analysing Endesa's debt that at 31 December 2006 the Company had a collection right of EUR 2,789 million made up of several items recognised in the regulations governing the electricity industry: EUR 1,341 million relating to the financing of the shortfall in revenue from regulated activities in Spain; EUR 1,438 million relating to the compensation payments for the extra non-mainland production costs in Spain; and EUR 10 million relating to costs of transition to competition in Italy. Discounting these items, Endesa's net debt at the end of 2006 would have amounted to EUR 17,051 million.

The average cost of the Company's total debt was 5.45% in 2006 and that of the debt of the Enersis Group was 9.12%. Excluding the debt of the Enersis Group, the average cost of Endesa's debt was 4.19% in 2006.

	Structure of the Net Debt of Endesa					
	Endesa and Directly-Owned Subsidiaries		Enersis Group		Total Endesa Group	
	Millions of Euros	% of Total	Millions of Euros	% of Total	Millions of Euros	% of Total
Euro	15,029	100	--	--	15,029	76
US dollar	62	--	2,194	46	2,256	11
Other currencies	--	--	2,555	54	2,555	13
TOTAL	**15,091**	**100**	**4,749**	**100**	**19,840**	**100**
Fixed	7,397	49	3,588	76	10,985	55
Protected	1,720	11	249	5	1,969	10
Floating	5,974	40	912	19	6,886	35
TOTAL	**15,091**	**100**	**4,749**	**100**	**19,840**	**100**
Average term (no. of years)	5.2		5.2		5.2	

The average term of the Endesa Group's total debt was 5.2 years at 31 December 2006.

Noteworthy in relation to the structure of the debt is the degree of interest rate hedging, with debt at fixed and protected rates accounting for 65% of the total. Deducting the regulatory assets in Spain which bear interest at floating rates, this percentage would rise to 76%.

The liquidity of Endesa in Spain and that of its directly-owned investees, excluding the Enersis Group, amounted to EUR 6,197 million at the end of 2006, of which EUR 5,854 related to amounts drawable unconditionally against credit lines. This liquidity covers the debt maturing in the coming 20 months. In turn, the Enersis Group had available cash totalling EUR 1,218 million, of which EUR 596 million related to amounts drawable unconditionally against credit facilities, covering debt maturing in the coming 22 months.

Endesa's leverage at 31 December 2006 was 124.5%, which amply meets the Company's strategic objective of reducing it to below a maximum level of 140%.

As a result of the takeover bid for Endesa launched by Gas Natural in September 2005, the rating agencies Standard & Poor's and Fitch Ratings placed the Company's credit rating under review for possible downgrade, while the rating agency Moody's changed the credit rating from stable to negative. In all these cases, these changes were due to the adverse impact that Gas Natural's takeover bid would have had, had it taken place, on the financial position of the resulting Company. Although Gas Natural withdrew its takeover bid on 1 February 2007, the rating agencies have not changed the credit rating of Endesa because they are waiting to determine the outcome of the takeover bid launched by E.ON. On the date Consolidated Financial Statement for 2006 were prepared, Endesa's long-term credit ratings were "A" from Standard & Poor's, under review for possible downgrade; A3 from Moody's, with negative outlook, and "A+" from Fitch, under review for possible downgrade.

108 | Annual Report 2006

Earnings by business Business in Spain and Portugal The net profit of Endesa's business in Spain and Portugal amounted to EUR 1,843 million in 2006, up 35.7% on 2005 and accounting for 62.1% of the Company's total net profit. EBITDA totalled EUR 3,835 million in 2006, 17.4% higher than in 2005, and EBIT amounted to EUR 2,705 million, an increase of 19.5% with respect to 2005. These excellent earnings figures were due mainly to the active management of the business focusing on making maximum use of the Company's solid foundations and competitive edge within the framework of the new regulatory provisions that emerged during year. Noteworthy in connection with the operating management of the business was the maintenance of an adequate balance between output and demand, improvement of the mainland production mix, the greater use of the thermoelectric facilities compared with the rest of the industry, more favourable fuel prices, the progress made with the New Capacity Plan, all-time high supply quality, the maintenance of a retailing activity that provides favourable coverage in the face of changes in wholesale market prices and an active presence in the Clean Development Mechanisms market which provides the Company with a portfolio of emission allowance certificates that is sufficient to meet the emission limitation obligations of its facilities in Spain and the rest of Europe. As regards the new regulatory features, the adverse effect on the financial statements for 2006 of accounting for the effect of applying Royal Decree-Law 3/2006 amounted to EUR 224 million after tax. In 2006 the objective and transparent electricity market price that, as indicated in Royal Decree-Law 3/2006, will be used as the basis for the establishment by the government of the definitive price that will have to be applied to the electricity sold to regulated market consumers in the areas in which the Company operates as a distributor was clearly higher than the EUR 42.35/MWh established provisionally. Any positive effect that might arise when the final price is set will be recognised in the financial statements for 2007. Also, the government has not yet established the reduction in generating revenue relating to the greenhouse gas emission allowances provided for in Royal Decree-Law 3/2006. The financial statements for 2006 include a reduction of EUR 121 million relating to Endesa's best estimate at 2006 year-end, taking into account the provisions of the aforementioned Royal Decree-Law and the CNE's interpretation in this connection. In addition, the financial statements for 2006 include the income from the compensation for the extra non-mainland production costs that exceeded the amounts recognised at 31 December 2005. These higher compensation payments, calculated as provided for in the Ministerial Orders approved on 30 march 2006, total EUR 227 million, and this amount was recognised as sales with an ultimate effect on the net profit of EUR 186 million. Lastly, it should be noted that the profit of this business includes Endesa's best estimate of the effects of Royal Decree-Law 3/2006 based on the information available at the balance sheet date, taking into account the provisions of the aforementioned Royal Decree-Law and the CNE's interpretation in this connection. In order to make this estimate, the different scenarios that could arise from a reasonable interpretation of Royal Decree-Law 3/2006 were analysed. The positive or negative differences arising from each scenario considered with respect to the amounts included in the financial statements for 2006 are in no case material for the Group's consolidated financial statements taken as a whole. The Spanish Ministry of Industry, Trade and Tourism has announced that the definitive amount of the shortfall in revenue from regulated activities will not be known before July 2007 and, therefore, any differences with respect to the figures included in the financial statements for 2006 would be recognised in 2007.

Management of operating aspects of the business Leading utility in the Spanish electricity market Endesa maintained its leadership of the Spanish electricity market in 2006 with market shares of 33.9% in mainland production under the ordinary regime, 43.1% in power distributed, 55.6% in sales to eligible customers and 43.6% in total sales to end customers. Competitive edge with respect to the rest of the industry in the generating business The Company's electricity output in Spain totalled 88,808 GWh in 2006, as compared with total demand of 109,412 GWh, signifying that it catered for 81.2% of the needs of its market with in-house production. Nuclear and hydroelectric power accounted for 44.5% of Endesa's mainland production mix, as compared with 36% for the rest of the industry, and the load factor of its thermoelectric facilities (79%) was also higher than that of its competitors (61%). Special mention should be made of the load factor of the Company's coal-fired facilities, which stood at 75.6% in 2006. This positive situation was enhanced by unit mainland fuel costs, which at Endesa dropped by 4% in 2006, whereas, based on current estimates, for the rest of the industry it grew by 6.1%. 1,187 MW of new capacity installed during the year The Company added 1,187 MW of new installed capacity to its generating facilities in 2006, thus achieving considerable progress towards meeting the target set in its New Capacity Plan. The breakdown of this new capacity is as follows: o 400 MW arising from the completion and connection to the system of the Cristobal Colon (Huelva) combined cycle plant. Once this plant comes into commercial service, its capacity will replace the capacity relating to the fuel-oil and fuel-oil/gas units already existing at the plant. 512 MW relating to new installed capacity in the non-mainland and mainland systems, which is being installed on the basis of the needs derived from the increases in demand in these markets. 275 MW relating to new renewable energy facilities. Furthermore, work continued to schedule on the construction of the As Pontes (A Coruna) 800 MW combined cycle plant. In December the conversion to the use of imported coal of unit 3 of this plant (with a capacity of 367 MW) was completed. In addition, an agreement was entered into with Hunosa for the formation of a company for the construction and operation of a 400 MW combined cycle plant in Mieres (Asturias). Endesa also entered into a cooperation agreement with the photovoltaic panel manufacturer Isofoton in order to guarantee the availability of equipment for the development of solar power plants for a total capacity of 100 MW, which the Company intends to install in the coming years. The agreement also envisages the participation of the two companies and the Andalucia Autonomous Community government in a polysilicon plant, which will be the seventh in the world and will guarantee the availability of raw materials for the manufacture of photovoltaic modules. In Portugal, the Eolicas de Portugal consortium, in which Endesa has an ownership interest of 30%, submitted the successful bid in October 2006 for the largest of the projects awarded in the call for wind-power tenders held in Portugal, which envisages the development of 1,200 MW of capacity. The Eolicas de Portugal project entails a total investment of over EUR 1,500 million in 2006-2011 in the installation of 48 wind farms with a capacity of between 20 MW and 25 MW at various sites throughout Portugal and the creation of more than 1,800 new jobs. Also, Endesa, together with International Power, was granted a connection point for two combined cycle units with a capacity of 400 MW each in Tejo, Portugal. The operating license is expected to be received in 2007.

Evolution of the Company's market: all-time high supply quality and capitalisation on the retailing business As indicated above, the demand met by Endesa in Spain in 2006, measured in terms of sales, totalled 109,412 GWh, up 8.5% on 2005, as compared with the average increase of 2.4% for the Spanish electricity industry as a whole. Endesa was supplying 11,216,518 customers in the regulated market at 31 December 2006, 250,281 more than at the beginning of the year. In 2006 the cumulative total ICEIT (installed capacity equivalent interrupt time) in Endesa's markets was 1 hour 55 minutes, an improvement of 30% with respect to the preceding year and there were excellent levels of supply continuity in all its geographical markets. This ICEIT represents a record for the Company's supply continuity in Spain and confirms the success of the enormous drive to invest in distribution facilities in recent years and of the management improvements achieved in distribution within the framework of the Company's Quality Excellence Plan. At the end of 2006 Endesa had 1,077,806 customers in the liberalised market, 8% more than at 2005 year-end. The Company's presence in this market provides it with valuable protection against wholesale market price volatility and other regulatory and market risks, as well as reasonable and guaranteed medium- and long-term returns for the generation business. Purchase of carbon allowances Endesa currently has an extensive portfolio of Clean Development Mechanism (CDM) carbon credits. More specifically, it has Emission Reductions Purchase Agreements (ERPAs) for 86 million tons of CO2 and has signed memorandums of understanding for the purchase of an additional 24 million tons. The emission allowances purchased under these agreements will enable it to meet its CO2 emission limitation obligations for its facilities in Spain, Portugal, France and Italy derived from the European Directive on Emissions Trading. With these transactions, Endesa has maintained its position as the leading private purchaser of carbon credits through its Endesa Climate Initiative, a pioneering initiative in activities of this nature through which it has closed agreements representing around 7% of the Certified Emission Reductions (CERs) for all the projects currently registered with the United Nations. National Allocation Plan 2008-2012 compatible with the competitiveness of Endesa's generating facilities The proposed National Allocation Plan (NAP) for emission allowances for 2008-2012 was made public on 12 July 2006. Endesa considers that the resulting allocation and its carbon credit portfolio ensure the efficient and competitive functioning of its production facilities and that it is fully compatible with the attainment of its strategic objectives. The following should be noted in this connection: - In the allocation of allowances to coal-fired facilities, the proposal gives preference, in accordance with the National Mining Plan, to plants that use Spanish coal and to those at which technological changes have been made to make them compliant with the European Directive on Large Combustion Facilities (desulphurisation systems, conversion to imported coal, etc.), which means that all Endesa's coal-fired plants will benefit from the application of these criteria. - The higher costs for fossil-fuel power plants in the island and other non-mainland systems that might arise from a shortfall in emission allowances will be included in the costs recognised for the purpose of remunerating the generating activities carried on in these systems, pursuant to Royal Decree 1747/2003 and the Ministerial Orders of 30 March 2006.

New regulatory features in 2006 Royal Decree-Law 3/2006 Royal Decree-Law 3/2006, which was approved at the end of February 2006 introduced significant changes that have affected generating revenue since it came into force. - Since 3 March 2006 power sales in the wholesale market that coincide with purchases made by a distributor in the same group for sale in the regulated market have been settled at the provisional price of EUR 42.35/MWh, which is the price used by Endesa in preparing its financial statements since that date. However, as indicated in this Royal Decree-Law, the definitive price will be set by the government on the basis of objective and transparent market prices. - The amount that must be recognised for each business group in relation to the financing of the shortfall in revenue from regulated activities arising in 2006 will be reduced by the value of the CO2 emission allowances received for no consideration in the period from 1 January to 2 March 2006, which in the case of Endesa is EUR 121 million. - Since 3 March 2006 the revenue from power sales in the electricity market at the price established in the market has been reduced by the value of the emission allowances received for no consideration that are connected with that revenue. Tariff shortfall The increase in the electricity tariff in 2006, the measures adopted in Royal Decree-Law 3/2006 to reduce the shortfall in revenue from regulated activities and the decrease in the assignation for the nuclear power freeze were not sufficient to make it possible for the regulated system revenue to cover all the regulated system costs in 2006, particularly the generating costs. Therefore, there was a shortfall in revenue from regulated activities estimated at EUR 3,311 million, of which Endesa must finance EUR 1,462 million. Pursuant to Royal Decree 1634/2006, of 29 December, establishing the electricity tariff for 2007, Endesa will recover in full the amount financed by it, after the EUR 121 million relating to the value of the CO2 emission allowances allocated to it for no consideration in the first two months of 2006 have been deducted and, accordingly, the remaining EUR 1,341 million were recognised as a financial asset. Culmination of the regulatory framework for the non-mainland systems On 30 March 2006, the Ministry of Industry, Tourism and Trade approved the Ministerial Orders implementing Royal Decree 1747/2003 regulating the island and non-mainland electricity systems. These Ministerial Orders establish the way in which the regulated remuneration of the generation activity in these systems and, therefore, the remuneration that the utilities that engage in generation activities in them must receive, are calculated. As a result of the application of these Orders, Endesa's remuneration for the various years in the period from 2001 to 2005 is higher than that recognised in prior years by a nominal amount of EUR 227 million. The completion of this regulatory framework guarantees that the generation business carried on in these systems will obtain a certain level of revenue in the future that is sufficient to cover the costs of the business and to adequately cater for fluctuations in fuel prices, thereby facilitating the obtainment of reasonable returns. Elimination of the costs of transition to competition On 23 June 2006 the Spanish Council of Ministers approved Royal Decree-Law 7/2006 on the adoption of urgent measures in the energy industry. Among other measures, this Royal Decree-Law repealed Transitional Provision Six of Electricity Industry Law 54/1997, of 27 November, on the costs of transition to competition (CTCs), which led to the disappearance of these costs.

endesa08

The elimination of the CTC mechanism did not have any effect on the financial statements of Endesa since the financial statements did not include any asset in this connection and did not include any CTCs in its future collection expectations since, in the present conditions, the projected amounts will be recovered through the functioning of the electricity market.

Also, the Royal Decree-Law enables the government to establish premiums for the consumption of local coal outside the framework of the CTCs and, therefore, the elimination of the CTCs will similarly not affect the future collection of these premiums by Endesa.

Strong sales growth in the business in Spain and Portugal: +8.7%

The revenue of the business in Spain and Portugal amounted to EUR 10,090 million in 2006, up 8.8% on 2005. EUR 9,520 million of this amount relate to sales, representing an increase of 8.7%. This increase was due mainly to demand growth, higher prices and sales to eligible customers, the increase in the wholesale market prices in January and February (i.e. before the entry into force of Royal Decree-Law 3/2006) and the application of the Ministerial Orders regulating the remuneration of generation in the island and non-mainland electricity systems.

	Sales of the Electricity Business in Spain and Portugal			
	Millions of Euros			
	2006	2005	Difference	% Change
Mainland production under the ordinary regime				
Sales to eligible customers	1,789	1,487	302	20.3
Other sales through the OMEL	2,360	3,012	(652)	(21.6)
Production under the special regime	256	240	16	6.7
Regulated distribution revenue	1,784	1,602	182	11.4
Non-mainland production and retailing *	2,098	1,548	550	35.5
Retailing to eligible customers outside Spain	299	220	79	35.9
Regulated gas distribution revenue	46	39	7	17.9
Retailing of gas	647	326	321	98.5
Other sales and services	241	287	(46)	(16.0)
TOTAL	9,520	8,761	759	8.7

* The figure for 2006 includes EUR 227 million relating to prior years' compensation for extra non-mainland production costs, calculated in accordance with the Ministerial Orders approved on 30 March 2006, which exceeded the amounts recognised at 31 December 2005.

Mainland production

Endesa's mainland electricity output totalled 74,347 GWh in 2006, down 6.8% from 2005.

Of this total volume, 71,871 GWh relate to production under the ordinary regime, which dropped by 7.5% with respect to 2005, and 2,476 GWh relate to production under the special regime, which increased by 16.8%.

The fall in production under the ordinary regime was due mainly to the higher hydroelectric output in the system as a whole, to the shutdowns for scheduled periodic maintenance of various fossil-fuel units and to Endesa's strategy of giving priority to profitability rather than to market share.

Distribution of Sales by Destination	
	GWh
Sales to retailers under bilateral agreements	33,350
Sales to distributors from 3 March 2006 (EUR 42.35/MWh)	19,407
Other sales to the pool	19,114
TOTAL	71,871

Electricity sales under the ordinary regime amounted to EUR 4,149 million in 2006, EUR 350 million (7.8%) lower than in 2005.

Legal Documentation | 113

This amount includes the sales made after 3 March 2006 to Endesa Distribucion for electricity supplies to regulated market consumers in the areas in which Endesa operates as a distributor, which were recognised at the provisional price of EUR 42.35/MWh, as provided for in Royal Decree-Law 3/2006. This provisional price is lower than the actual average pool price, which was EUR 64.83/MWh in 2006, 3.2% higher than in 2005. As indicated above, Endesa recognised in its financial statements for 2006 power sales earmarked for supplies to customers in the mainland regulated market in the areas in which Endesa operates as a distributor at the provisional price of EUR 42.35/MWh, as established in Royal Decree-Law 3/2006. It should be noted, as mentioned earlier, that this Royal Decree-Law states that this price will be revised on the basis of objective and transparent electricity market prices. Since these prices exceeded EUR 42.35/MWh, Endesa has an additional collection right not recognised in the financial statements for 2006, since it constitutes a contingent asset subject to the legal establishment of the definitive price which, if appropriate, will be recognised in the financial statements for 2007. The adverse impact on the financial statements for 2006 of selling at the provisional price of EUR 42.35/MWh, as provided for in Royal Decree-Law 3/2006, the 19,407 GWh of electricity from March to December 2006 which coincides with the power sold to regulated consumers in the areas in which Endesa operates as a distributor, amounted to EUR 224 million before taxes. Also, in order to obtain the aforementioned sales figure, as a result of the application of Royal Decree-Law 3/2006, the Company deducted the EUR 121 million that it was considered would be deducted from the financing of the shortfall in revenue from regulated activities in connection with CO2 emission allowances received for free of charge. Output of Endesa's plants under the special regime: +16.8% The companies in the special regime that are fully consolidated in Endesa produced 2,476 GWh of power in 2006, 16.8% more than in 2005. In addition, Endesa has investments in other companies under this regime that produced 3,742 GWh of power in 2006. Revenue from special regime power sales relating to consolidated companies amounted to EUR 256 million in 2006, up 6.7% on 2005, which contributed to a gross profit from operations of EUR 176 million, an increase of 19.7% with respect to the preceding year, and to a net operating profit of EUR 115 million, up 15% on 2005. Retailing to eligible customers As regards retailing to eligible customers, in contrast to the decisions adopted by other operators to progressively discontinue this activity in the face of the trend in pool prices and the regulatory changes in this connection, Endesa has decided to apply a selective commercial strategy. This strategy, which focuses on customers generating the highest value, enables it to harness the benefits of the vertical integration of generation and retailing and the competitiveness of its production mix, providing it with adequate protection against regulatory risk and wholesale market price volatility, as well as to obtain a reasonable and guaranteed medium- and long-term return for the generation business.It should be noted in this connection that the Company's average selling price to eligible customers increased by 14.9% with respect to 2005, as a result of the application of the aforementioned strategy. Endesa had 1,077,806 eligible customers at 31 December 2006, of which 1,012,751 are mainland liberalised market customers, 61,255 are non-mainland customers and 3,800 are customers in European liberalised markets other than Spain. Endesa sold 37,813 GWh of power to these customers taken as a whole in 2006, 2.8% more than in 2005. Of this amount, 33,534 GWh were sold in the Spanish liberalised market, up 3.1% on 2005, and 4,279 GWh were sold in European liberalised markets, an increase of 1.0% with respect to the previous year.

In economic terms, sales in the Spanish liberalised market totalled EUR 1,926 million in 2006, excluding the fees relating to Endesa Distribucion, up 20% on 2005. Of this amount, EUR 1,789 million relate to the mainland liberalised market and EUR 137 million to the non-mainland market. In turn, revenue from sales to liberalised market customers in Europe (excluding Spain) amounted to EUR 299 million in 2006, an increase of 35.9% with respect to 2005. As regards customer service, Endesa's rate of retention of customers passing over to the liberalised market was 101.9% in 2006, signifying that the Company gains more customers than it loses as a result of these flows. This rate is higher than that of the Company's competitors and reflects a significant level of customer loyalty to Endesa. Distribution The power distributed by Endesa in the Spanish market amounted to 115,063 GWh in 2006, an increase of 2.9% on 2005. The regulated revenue from the distribution activity amounted to EUR 1,784 million in 2006, 11.4% higher then in the preceding year. This revenue includes EUR 43 million relating to prior years' re-settlements, mainly of incentives to cut losses. Disregarding this effect, the aforementioned revenue grew by 8.7%. 71,599 GWh of power were supplied to end customers in the regulated market in 2006, up 11.7% on 2005. Non-mainland production Endesa's output in the non-mainland systems totalled 14,461 GWh in 2006, an increase of 4.7% over 2005. Sales amounted to EUR 2,098 million, up 35.5%. As indicated above, the sales figure includes EUR 227 million relating to compensation exceeding that recognised at 31 December 2005 in relation to the extra non-mainland system production costs in the period from 2001 to 2005, which was recognised in the Ministerial Orders of 30 March 2006. Distribution and retailing of gas: total market share of 11.6% Endesa sold a total of 27,479 GWh of gas in the Spanish natural gas market as a whole in 2006, representing an increase of 21.6% with respect to 2005. Of this amount, 23,697 GWh were sold to customers in the liberalised market, up 27.7% on the sales made to them in 2005, and 3,782 GWh were sold to regulated market customers through the gas utilities in which Endesa has investments in Spain, down 6.3% from 2005. The total 27,479 GWh sold in the liberalised and regulated markets taken as a whole, together with the gas consumed by Endesa's power plants, represented a total market share of 11.6%. In economic terms, revenue from gas sales in the liberalised market amounted to EUR 647 million in 2006, an increase of 98.5%. The regulated gas distribution revenue totalled EUR 46 million, up 17.9% on 2005. The two businesses together produced a contribution margin of EUR 150 million. Other operating income Other operating income totalled EUR 570 million in 2006, i.e. EUR 57 million more than in 2005. This heading includes EUR 254 million relating to the recognition as income of a portion of the CO2 emission allowances allocated to Endesa in the framework of the National Allocation Plan for emissions made in 2006. This figure is EUR 83 million lower than in 2005 due mainly to the lower price at which the allowances received in 2006 were measured with respect to those received in 2005. This lower income was offset by the lower expense recognised in connection with the consumption of these allowances.

Operating costs

The detail of the operating costs of the business in Spain and Portugal in 2006 is as follows:

	Operating Costs of the Business in Spain and Portugal Millions of Euros			
	2006	2005	Difference	% Change
Procurements and services	4,231	4 072	159	3.9
Power purchased	*995*	*875*	*120*	*13.7*
Cost of fuel consumed	*2,143*	*2,057*	*86*	*4.2*
Power transmission expenses	*365*	*273*	*92*	*33.7*
Other procurements and services	*728*	*867*	*(139)*	*(16.0)*
Staff costs	1,062	1 041	21	2.0
Other operating expenses	1,124	1 034	90	8.7
Depreciation and amortisation charge	1,130	1 002	128	12.8
TOTAL	**7,547**	**7,149**	**398**	**5.6**

Power purchased

In 2006 power purchases amounted to EUR 995 million, an increase of 13.7% with respect to 2005. The main component of this account relates to gas purchases for retailing to eligible customers, which increased as a result of the rise in sales to these customers and the increase in the price of gas.

Cost of fuel consumed

The cost of fuel consumed amounted to EUR 2,143 million in 2006, up 4.2% with respect to 2005.

This increase was due to the across-the-board increase in raw materials costs in the international markets. However, its impact was cushioned by the active fuel procurement management policy applied by the Company, which enabled it to pay lower-than-market prices.

Thus, Endesa's unit fuel cost in the mainland system dropped by 4%, as compared with the estimated increase of 6.1% for the rest of the industry. As a result, the Company has considerably strengthened its competitive position in terms of both prices and production mix.

Other procurements and services

"Other Procurements and Services" amounted to EUR 728 million in 2006, EUR 139 million lower than in 2005.

This figure includes EUR 301 million in relation to the expense incurred in acquiring the allowances required to cover the CO_2 emissions made in 2006, which totaled 46.5 million tonnes, 34.8 million tonnes in the mainland system and 11.7 million tonnes in the non-mainland systems. The cost relating to the consumption of allowances was EUR 221 million lower than in 2005, due to the lower volume of emissions in 2006 and to the lower unit cost at which they were allocated.

"Other Procurements and Services" also includes a reversal of EUR 51 million relating to the refund that the Extremadura Autonomous Community government must make to Endesa in connection with the tax on facilities with an effect on the environment paid by the Company in the period from 1998 to 2005, since the Spanish Constitutional Court declared this tax to be unconstitutional on 13 June 2006.

Staff costs

At 31 December 2006, Endesa's business in Spain and Portugal had 12,666 employees, 43 fewer than at the end of 2005.

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Staff costs amounted to EUR 1,062 million in 2006, up 2.0% on 2005. These costs include EUR 136 million relating to provisions for collective redundancy procedures, mainly as a result of the salary revisions applied based on actual inflation, and for a new collective redundancy procedure within the framework of the Mining Plan, which will facilitate a portion of the cost reduction targeted in the Company's strategic objectives. Net finance costs: reduction of 33.9% The business in Spain and Portugal incurred a financial loss of EUR 392 million in 2006, 35.6% lower than in 2005. Net finance costs include income of EUR 11 million relating to the interest accrued until 30 December 2006 on the tax on facilities with an effect on the environment paid by Endesa to the Extremadura Autonomous Community government in the period from 1998 to 2005 since, as indicated above, this tax must be refunded; and income of EUR 54 million relating to the reduction of the discount rate applied to the payment obligations arising from the collective redundancy procedures. This latter item represented a cost of EUR 111 million in 2005. When analysing the changes in financial results, it should be taken into account that there is a financial asset of EUR 2,779 million relating to the tariff shortfall and to the compensation payments for extra non-mainland production costs, which are interest-earning. The new financial debt of the business in Spain and Portugal amounted to EUR 12,548 million at 31 December 2006, as compared with the EUR 11,461 million recognised at 2005 year-end. This rise was the result of the net increase in 2006 in accounts receivable in connection with the shortfall in revenue from regulated activities and with the compensation payments for extra non-mainland production costs, amounting to EUR 609 million, and of the payment in July 2006 of a dividend of EUR 1,341 million out of the gains generated in 2005 which contributed to reducing the debt in 2005 and which, at the Annual General Meeting, it was decided to distribute to the shareholders. Results of companies accounted for using the equity method The results of companies accounted for using the equity method in the business in Spain and Portugal totalled EUR 53 million in 2006, an increase of 20.5% with respect to the preceding year. These results include the contribution made by Nuclenor. Income tax The income tax expense includes an expense of EUR 137 million relating to the lower value of the tax losses and tax credits available for offset in future tax returns as a result of the reduction of the Spanish corporation tax rate from the 35% in force in 2006 to 32.5% for 2007 and to 30% from 2008 onwards. Also, in 2006 the tax audit of the income tax of the Tax Group headed by Endesa for 1998-2001 was completed without any expense having to be recognised as a result. Cash flows generated by operations: EUR 2,721 million (+2%) The cash flows generated by operations in the business in Spain and Portugal amounted to EUR 2,721 million in 2006, up 2% on 2005. The fact that the cash flow generated increased by less than the gross profit from operations was due to the higher taxes incurred with respect to 2005 and to the higher payments made in connection with the obligations relating to collective redundancy procedures arising from the externalisation of a portion of these obligations in 2006. Investments: EUR 2,921 million Investments in the business in Spain and Portugal amounted to EUR 2,921 million in 2006, the detail being as follows:

	Total Investments of the Business in Spain and Portugal		
	Millions of Euros		
	2006	2005	% Change
Property, plant and equipment	2,630	2,382	10.4
Intangible assets	100	66	51.5
Financial assets	191	212	(9.9)
TOTAL	**2,921**	**2,660**	**9.8**

	Capital Expenditure of the Business in Spain and Portugal		
	Millions of Euros		
	2006	2005	% Change
Generation	1,171	943	24.2
Ordinary regime	*840*	*799*	*5.1*
Special regime	*331*	*144*	*129.9*
Distribution	1,408	1,389	1.4
Other	51	50	2.0
TOTAL	**2,630**	**2,382**	**10.4**

90% of this figure relates to property, plant and equipment, i.e. investments to develop or improve electricity production and distribution facilities.

The breakdown of the capital expenditure reflects the considerable efforts that the Company has been making to improve the security and quality of service in Spain, since distribution facilities account for 53.5% of the total capital expenditure. As indicated earlier, these investments constitute a basic pillar on which the Company is basing the improvement of the quality of service provided to its extensive customer base in the Spanish regulated market.

Also noteworthy was the significant increase in investments aimed at expanding Endesa's generation system, including the investments to build the combined cycle units at the Cristóbal Colón (400 MW) and As Pontes (800 MW) power plants and to increase capacity at renewable energy facilities, the investment in which increased by 129.9% with respect to 2005 to EUR 331 million in 2006.

Business in Europe

The net profit of the business in Europe amounted to EUR 493 million in 2006, an increase of 16% with respect to 2005. This profit includes EUR 118 million net of minority interests relating to the increase in value of this business that arose from the process to bring into line the tax bases of the non-current assets of Endesa Italia with their carrying amounts, pursuant to Italian legislation.

The results obtained confirm the constant progress of this business, solidly based on the favourable evolution of its operating data and on efficiency improvements. It has demonstrated itself capable of harnessing the growth opportunities in its markets through new electricity capacity projects involving combined cycle and renewable energy plants, gas infrastructure and an increase in retailing to end customers, which ensures the long-term placement of the power generated by the producers under favourable terms and conditions.

In 2006 Endesa's business in Europe continued to focus on meeting its two primary strategic objectives: to consolidate its current position and to seek growth opportunities.

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Main operating events in the business New generating capacity In the third quarter of the year Endesa Europa acquired 58.35% of the shares of Centro Energia Teverola and Centro Energia Ferrara from the Italian companies Merloni Invest, MPE and Fineldo. Each of the first two companies acquired owns a 170 MW combined cycle plant that operates under the Italian subsidised tariff system: one in the region of Emilia Romagna in northern Italy, and the other in Campania in southern Italy. Foster Wheeler Italiana owns the remaining 41.65% of the shares of both companies. Also, work continued according to schedule on the construction of the two 400 MW combined cycle units in Scandale (Calabria), in which Endesa has an ownership interest of 50%. As regards its renewable energy growth strategy, in 2006 the Company added to its production mix the Iardino and Vizzini wind farms, which are already operating, and the Montecute and Trapani wind farms, which will come into service in early 2007. These four wind farms have an aggregate installed capacity of 112 MW. All these projects represent significant progress towards fulfilling Endesa Italia's objective of achieving 400 MW of installed wind capacity before 2010. In the third quarter of 2006 the French producer Snet, which has operated since the end of 2006 under the trade name of Endesa France, received authorisation from the French municipality of Saint Avold for the construction of two gas-fired combined cycle plants with a total installed capacity of 800 MW at its Emile Huchet site. EUR 400 million will be invested in these plants which could come into commercial service in the first half of 2009. In addition, Endesa France is analysing the future installation of two new combined cycle plants (800 MW and 400 MW), the first at the Lacq site and the second either at the Hornaing site or also at the Lucy site. During the year it was awarded the construction of the Lehaucourt 10 MW wind-powered facility and the company also has new wind-power projects commissioned at other sites, such as Ambon, Muzillac and Cernon, which have an aggregate capacity of almost 65 MW. These projects are being carried out within the framework of the company's Industrial Plan, which envisages the development of new capacity until the company has 2,000 MW of new combined cycle capacity and 200 MW of new renewable energy capacity. Gas infrastructure In 2006 preliminary work continued on the floating regasification terminal project that will be carried out off the coast of Livorno (Italy). It is planned to invest around EUR 400 in this project and the authorised regasification capacity of the terminal is approximately 4 bcm/year, of which, per the agreements reached, approximately 50% will correspond to Endesa Europa. The Company owns 25.5% of the entity that is promoting this facility and, together with other partners in the project (the municipal companies AMGA in Genova and ASA in Livorno), has set up a company to jointly control the management thereof. The regasification capacity awarded to the Company will be used to feed the combined cycle plants operating in Italy and the plants that it is planned to build in the coming years. The construction period spans 24 months and the terminal is scheduled to come into service at the beginning of 2009. This project guarantees the supply of gas at competitive prices and increases the flexibility of the use of fuel at the various sites that the Company has in the Mediterranean Arc.

Retailing

In 2006 Endesa Europa and the Merloni Group started to retail electricity in the Italian retail market through MPE Energia, a company set up by them on an equal-footing basis. Merloni has contributed to this company a portfolio of more than 5,000 supply points in all the regions of Italy and a volume of sales that will reach 2 TWh.

Also, Snet concluded significant retail transactions in 2006, such as an agreement with the French multinational Auchan (Alcampo) for the supply of 400 GWh during the year and another with SNCF (the French railway company) for the supply of 6,600 GWh of power in 2007-2011.

Significant increase in output and sales

The output of Endesa's business in Europe totalled 35,575 GWh in 2006, up 5.4% on 2005, and its sales amounted to EUR 52,606 GWh, an increase of 11.4%.

	Endesa's Output and Sales in Europe by Country					
	Output (GWh)			Sales (GWh)		
	2006	2005	% Change	2006	2005	% Change
Italy	25,723	23,362	10.1	33,584	30,911	8.6
France	8,248	8,689	(5.1)	17,418	14,612	19.2
Poland *	1,604	1,698	(5.5)	1,604	1,698	(5.5)
TOTAL	35,575	33,749	5.4	52,606	47,221	11.4

(*) Endesa has a presence in the generation business in Poland through the Bialystock combined heat and power plant controlled by Snet.

EBITDA: +25.8%

The EBITDA of this business amounted to EUR 1,116 million in 2006, 25.8% higher than in 2005, and its EBIT totalled EUR 846 million, up 36.9%.

	EBITDA and EBIT of the Business in Europe					
	Millions of Euros					
	EBITDA			EBIT		
	2006	2005	% Change	2006	2005	% Change
Italy (*)	916	694	32.0	749	542	38.2
Snet	196	179	9.5	98	62	58.1
Trading	42	46	(8.7)	42	46	(8.7)
Holding co. and other	(38)	(32)	(18.8)	(43)	(32)	(34.4)
TOTAL	1,116	887	25.8	846	618	36.9

(*) Including Endesa Italia and four months of 2005 of Teverola and Ferrara, which were acquired in September 2005.

The progression of the business in Italy is consolidated

The revenue of the business in Italy amounted to EUR 2,915 million in 2006, representing growth of 30.0% with respect to 2005.

This growth was due mainly to the increases of 8.6% and 27.6% in power sold and the average price of electricity in the Italian market, respectively.

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	Main Aggregates of the Business in Italy			
	Millions of Euros			
	2006	2005	Difference	% Change
Revenue	2,915	2,242	673	30.0
Contribution margin	1,087	853	234	27.4
EBITDA	916	694	222	32.0
EBIT	749	542	207	38.2

The output of the business in Italy totalled 25,723 GWh in 2006, up 2,361 GWh (10.1%) with respect to 2005 and its market share was 8.5% at year-end.

The generating structure of the business in Italy in 2006 reflects a greater proportion of production using fuel-oil than in 2005 (17.7% in 2006 as compared with 16.2% in 2005), as a result of the extraordinary measures to reduce the consumption of gas brought in in the first quarter of 2006 in order to guarantee supply availability.

The fuel costs of the business in Italy increased by EUR 254 million in 2006, although this increase was lower than that in revenue (EUR 673 million), as a result of the higher electricity prices due to the passing on of these higher costs.

On 23 February 2006, the Italian government approved the National Allocation Plan for greenhouse gas emission allowances, which was subsequently ratified by the EU authorities. In this Plan, Endesa Italia was allocated 33.9 million tons of CO_2 for 2005-2007.

On 4 May 2006, the Spanish national register of CO_2 emission allowances was formally constituted, which will make it possible to register the allowances allocated under the National Allocation Plan and the allowances purchased. In 2006 Endesa Italia recognised income of EUR 66 million in relation to the allocation of emission allowances received for no consideration and used in the year and an expense of EUR 110 million relating to the cost of the emissions made. Therefore, the net cost of the emission allowances reflected in its income statement amounts to EUR 44 million, which corresponds to an estimated shortfall of 3.4 million tons of CO_2.

Lastly, the Company brought into line the tax bases of its non-current assets with their carrying amounts, pursuant to the Italian Finance Law of 2006. Accordingly, it recognised a lower income tax expense of EUR 148 million (EUR 118 million after minority interests) relating to the tax saving that will arise from the application of this legislation.

Snet's profits continue to grow

The profits of Snet (which has operated since the end of 2006 under the trade name of Endesa France) continued to grow significantly in the last quarter of 2006. Its EBITDA amounted to EUR 196 million in the year as a whole, up 9.5% on 2005, and its EBIT rose by 58.1% to EUR 98 million.

	Main Aggregates of Snet			
	Millions of Euros			
	2006	2005	Difference	% Change
Revenue	1,082	899	183	20.4
Contribution margin	332	322	10	3.1
EBITDA	196	179	17	9.5
EBIT	98	62	36	58.1

Snet's revenue amounted to EUR 1,082 million in 2006, an increase of 20.4% with respect to 2005, mainly as a result of the 16.6% rise in power sales, which totalled 19,022 GWh.

Variable costs grew by EUR 173 million, due basically to the EUR 216 million rise in power purchases, although this effect was offset by the containment of transmission expenses and other procurement costs, which dropped by an aggregate 47.2% with respect to the preceding year.

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Lastly, in 2006 the period for the reduction of the labour force of Snet came to an end. This process, which took place within the framework of negotiations with the trade unions, led to a 25% reduction in the headcount with respect to the total 1,373 employees at the company when Endesa Europa assumed control and to a 12% drop in staff costs. Debt of the business in Europe (excluding Spain and Portugal): EUR 1,674 million The net financial debt of the business in Europe amounted to EUR 1,674 million at 31 December 2006, representing an increase of EUR 388 million with respect to 2005 year-end. This increase was due, on the one hand, to the extraordinary income tax payment associated with the tax benefits obtained in 2005 and 2006, which was made in the second quarter of 2006 and, on the other, to the acquisition in the third quarter of the year of majority ownership interests in Centro Energia Teverola and Centro Energia Ferrara, which each own a combined cycle plant, and the debts of these companies. The financial loss amounted to EUR 56 million in 2006, EUR 8 million down from 2005. Cash flows generated: EUR 704 million The cash flows from operating activities of this business amounted to EUR 704 million, as compared with the EUR 586 million reported in 2005, representing a year-on-year increase of 20.1%, despite the aforementioned extraordinary income tax payments. Investments: EUR 463 million The investments of Endesa's business in Europe totalled EUR 463 million in 2006, of which EUR 271 million were invested in property, plant and equipment: EUR 132 million in Italy and EUR 139 million in France. The investments include the aforementioned acquisition of 58.35% of the shares of Centro Energia Teverola and Centro Energia Ferrara, which accounted for EUR 57 million and EUR 35 million, respectively, of the total amount invested. These companies were fully consolidated from 1 September 2006 onwards. Dividends In 2006 Endesa's investees in Europe paid dividends to their Parent. Endesa Italia paid its shareholders a dividend of EUR 176 million out of the profit for 2005, of which EUR 140.8 million corresponded to Endesa Europa. Also, in January 2007 Endesa Italia resolved to distribute to its shareholders a dividend of EUR 216 million out of the profit for 2006, of which EUR 172.8 million correspond to Endesa Europa. Also, at the Annual General Meeting of Snet held in March 2006 it was resolved to distribute to the shareholders a dividend of EUR 59.7 million. Taking into account the interim dividend of EUR 21.2 million already paid by this company on 9 March 2006, a final dividend of EUR 38.5 million was subsequently paid, of which EUR 25 million corresponded to Endesa Europa. In addition, in December 2006 this company's Board of Directors approved the distribution of an interim dividend of EUR 36 million out of the profit for 2006, of which EUR 23.4 million correspond to Endesa Europa. Lastly, on 31 May 2006, the Board of Directors of the Moroccan company Energie Electrique de Tahaddart approved the distribution to its shareholders of a dividend of EUR 6 million, of which EUR 1.9 million corresponded to Endesa Europa.

endesa06

Business in Latin America

The net profit of Endesa's business in Latin America amounted to EUR 462 million in 2006, representing an increase of EUR 200 million (76.3%) with respect to 2005 and a contribution of 15.6% of Endesa's consolidated profit.

This sharp increase confirms the favourable economic trend in the region since 2005, characterised by higher growth rates and greater monetary stability in the countries in which Endesa operates.

Endesa's investees are capitalising on the increases in production and demand triggered by this improved economic climate and are achieving all-time high unit margins, through the ongoing introduction of operating efficiency improvements and basing themselves on the efficient structure of their production mix and on their extensive and growing customer base. This improved climate fully justifies the new electricity and regasification capacity installation work being undertaken or planned by these companies.

Salient features of the year

Increase in physical sales in generation and distribution

As indicated above, the improved economic climate in the countries in which Endesa's investees operate led to strong electricity demand growth in 2006 of above 3.9% in all countries. Particularly noteworthy was the growth in Argentina (10.4%), Peru (7.7%) and Chile (5.9%). As a result of this greater demand, the sales of these companies totalled 58,281 GWh in 2006, 5.5% higher than in 2005, with particularly significant increases in Peru (+7.6%) and Colombia (+6.5%).

These companies produced 62,028 GWh of power in 2006, 7.1% more than in 2005. On a like-for-like basis, i.e. discounting in 2005 the output associated with the power plants sold in 2006 by the Brazilian utility Ampla, whose core business is power distribution, this percentage was 7.7%. The highest growth was witnessed in Brazil (+14.9%, after discounting the aforementioned output), Argentina (+9.9%) and Chile (+6.4%).

	Electricity Sales and Output of the Business in Latin America			
	Generation (GWh)		Distribution (GWh)	
	2006	% Change from 2005	2006	% Change from 2005
Chile	19,973	6.4	12,377	4.4
Argentina	17,752	9.9	14,837	5.8
Peru	7,250	5.1	4,874	7.6
Colombia	12,564	5.9	10,755	6.5
Brazil	4,489	6.6	15,438	4.6
TOTAL	**62,028**	**7.1**	**58,281**	**5.5**

Improved generation and distribution margins

The rise in demand, the narrowing of reserve margins and the favourable production mix of Endesa's investees increased the unit margin obtained by the producers by 24.2% to USD 26.2 per MWh of power produced with respect to 2005.

Production margins, measured in US dollars, increased significantly, particularly in Chile (+53.4%), as a result of the rise in the wholesale market price, the greater relative importance of hydroelectric output in the production mix and higher prices, and in Argentina (+37.2%), due to the higher hydroelectric output as a result of favourable weather conditions and the higher prices brought about by the transfer of the most significant fuel cost to the Wholesale Electricity Market (MEM). However, in Colombia the high rainfall reduced the average margin as a result of the drop in spot market prices with respect to 2005.

The improved pass-through of the generation prices in Brazil, together with the greater operating efficiency of the companies gave rise to a significant increase in the operating parameters of the distributors. The unit margin of this activity was USD 34.6 per MWh distributed in 2006, an increase of 7.8% with respect to 2005.

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Smaller energy losses in the distribution business Energy losses in the distribution business stood at 11.2% in 2006, down by 0.6 percentage points from 2005. There were improvements in all the countries, especially in Argentina and Brazil, where the percentage dropped by 0.9 and 0.7 percentage points, respectively. These improvements reflect the progress made in technological innovation, a good example of which are the development and installation of the new network of the Brazilian distributor Ampla. New electricity and gas facilities In September 2006 Centrales Hidroelectricas de Aysen was incorporated, in which Endesa Chile, an Endesa-controlled company, has an ownership interest of 51% (the other 49% being held by Colbun). The object of this new company is the analysis, financing, construction and operation of the Aysen Project. This Project involves the construction, from 2008 onwards, of four hydroelectric plants with a total capacity of approximately 2,400 MW, the last of which will come into service at the end of 2018, per current estimates, a total investment of USD 2,100 million. Accordingly, based on its ownership interest in the project, an investment equal to 51% of this latter figure, i.e. approximately USD 1,071 million will correspond to Endesa Chile. Also, in 2006 this company continued to make progress with the construction work at the San Isidro II combined cycle plant, which will ultimately have an installed capacity of 377 MW, and at the Palmucho 32 MW hydroelectric plant, both of which are in Chile. In addition, in May 2006 construction work commenced on the regasification plant of the LNG project underway in Quintero (Chile) in which Endesa Chile will have a stake of 20%. The other partners in the project are British Gas, Metrogas and ENAP. This plant will guarantee fuel supplies to the new capacity installed in Chile. In Chile, Endesa Eco is progressing with the Canela wind power project, the first phase of which will see the installation of 9 MW of capacity out of a projected total of 18 MW. Construction work is also continuing at the Ojos de Agua 9 MW mini-hydroelectric plant. Both these projects were initiated in the first quarter of the year. In Peru, construction of the first and second combined cycle units at the Ventanilla power plant was completed and these units came into commercial service in July and October 2006, respectively. The startup of these two units increased the capacity of the plant by 166 MW (24 MW have yet to be officially certified) and gave rise to a considerable improvement in the competitiveness of the company's production mix. In Colombia, the acquisition of the Termocartagena fossil-fuel plant was completed. This plant has a nominal capacity of 186 MW and an official capacity declared at December of 142 MW). Lastly, in July 2006 the construction of the transmission line for the SIEPAC project, which will interconnect the electricity systems of six Central American countries, was officially inaugurated in Panama. The development of this project is the responsibility of Empresa Propietaria de la Red (EPR) (the owner of the network), whose shareholders are the six Central American countries involved in the project, the Colombian company ISA and Endesa, which has a stake of 12.5%. Optimisation of the corporate structure In 2006 Endesa completed the corporate restructuring transactions that it had initiated in Brazil, Peru and Chile: - The holding company Endesa Brasil holds all the assets that Endesa owns directly or indirectly in Brazil. It should be noted that in July 2006 International Finance Corporation (IFC), which has 178 member countries and is an affiliate of the World Bank Group, acquired 2.7% of the shares of this holding company. The terms of the transaction indicated that the share capital of Endesa Brasil can be valued at USD 1,850 million, a price based on an EV/EBITDA ratio for 2005 of 6.65. - In Peru, Etevensa was merged by absorption into Edegel. As a result of this merger, completed for all purposes on 1 June 2006, there is now a more balanced overall production mix (51% hydro and 49% fossil-fuel), which, among other benefits, reduces the sensitivity of income to rainfall levels.

- In Chile, Chilectra and Elesur merged. - In Colombia, the Boards of Directors of Emgesa and Betania approved in December the merger of the two companies. This merger, which will become effective in 2007, will create the largest producer in Colombia, with an installed capacity of 2,789 MW. Regulatory changes The most significant regulatory changes in 2006 in the Latin American countries in which Endesa operates were as follows: Brazil - The tariffs of the Brazilian companies Ampla and Coelce were adjusted, with increases of 2.9% and 10.01%, respectively. - The methodology for setting the distribution tariffs was completed by redefining the Remuneration Bases of the assets by ten years and introducing greater objectivity in the calculation of the rate of return (WACC). Colombia - The regulator issued a Resolution modifying the calculation of the limit on ownership interests in generation, signifying that Endesa's investees can gain access to a greater market share. - On 1 November 2006 the regulation of the new Reliability Charge came into force, replacing the previously existing Capacity Charge. The following points should be highlighted in connection with this new regulation: December 2006 to November 2009 (at least) will be a transitional period during which the charge will be paid in proportion to the firm energy certified by the regulator. In the first half of 2007 firm energy auctions for up to 20 years will commence in order to define the expansion required beyond December 2009, when new projects will be put out to tender and existing projects will become price-setters. Argentina - In connection with the Argentina-Brazil Bilateral Agreement, the Argentine Secretariat for Energy issued a Resolution permitting companies that have export contracts to renegotiate them in accordance with the terms and conditions of the Agreement, which aims to foster imports in order to cater for demand. - The Argentine Parliament approved the agreement between UNIREN and Edesur establishing the bases for an across-the-board renegotiation of tariffs. The Presidential Decree ratifying this process was signed in December and entails, among other things, a 38% increase in the aggregate distribution value, which will be applied retrospectively from November 2005. The financial statements for 2006 do not reflect any income in this connection. - The trust was set up that will enable the Argentine companies tendering bids for the combined cycle plants with a total capacity of 1,600 MW included in the Foninvemem Agreement to obtain the funds required for administrative and operating purposes. Chile - In October the first long-term energy tenders (15 years) were completed pursuant to the "Ley Corta II", catering for distributors' demand for 2010-2024 at a fixed price and with guaranteed pass-through. In contrast to node pricing, this new system reduces the regulator's arbitrary setting of prices. Peru - The Peruvian Parliament passed an amendment to the Electricity Concession Law, the main features of which are as follows:

- The establishment of a mechanism for tenders at fixed prices over a period of ten years to encourage investment and contracting with distributors, with guaranteed pass-through.
- The establishment of a new centrally planned regulation, with 30-year concessions and guaranteed payment.
- Greater involvement of producers, distributors, transmission companies and eligible customers in the national electricity system operator.
- The option of spot purchases for deregulated demand of distributors and large customers in the deregulated market.

The amendments help to unlock the value of Endesa's generation assets in Peru through rising prices and long-term contracts.

EBITDA: +16.5%

The EBITDA of Endesa's Latin American business totalled EUR 2,188 million in 2006, an increase of 16.5% on 2005.

EBIT rose by 22.7% to EUR 1,688 million.

	EBITDA and EBIT of the Latin American Business Millions of Euros					
	EBITDA			EBIT		
	2006	2005	% Change	2006	2005	% Change
Generation and transmission	1,238	1,037	19.4	981	768	27.7
Distribution	1,036	898	15.4	802	677	18.5
Other	(86)	(57)	NA	(95)	(69)	NA
TOTAL	**2,188**	**1,878**	**16.5**	**1,688**	**1,376**	**22.7**

The tables below show the breakdown of the EBITDA and EBIT of Endesa's fully consolidated subsidiaries by business line and country:

	EBITDA and EBIT of the Latin American Generation and Transmission Business Millions of Euros					
	EBITDA			EBIT		
	2006	2005	% Change	2006	2005	% Change
Chile	576	365	57.8	483	248	94.8
Colombia	227	232	(2.2)	182	183	(0.5)
Brazil – Generation	159	128	24.2	140	111	26.1
Brazil – Transmission	(23)	55	(141.8)	(41)	38	(207.9)
Peru	150	154	(2.6)	108	114	(5.3)
Argentina - Generation	149	93	60.2	111	66	68.2
Argentina – Transmission	-	10	(100.0)	(2)	8	(125.0)
TOTAL	**1,238**	**1,037**	**19.4**	**981**	**768**	**27.7**

	EBITDA and EBIT of the Latin American Distribution Business Millions of Euros					
	EBITDA			EBIT		
	2006	2005	% Change	2006	2005	% Change
Chile	201	192	4.7	178	168	6.0
Colombia	277	236	17.4	213	165	29.1
Brazil	422	329	28.3	335	262	27.9
Peru	87	74	17.6	54	44	22.7
Argentina	49	67	(26.9)	22	38	(42.1)
TOTAL	**1,036**	**898**	**15.4**	**802**	**677**	**18.5**

126 | Annual Report 2006

Generation and transmission Chile Energy output in 2006 rose by 6.4% to 19,973 GWh. Moreover, the production mix improved significantly, with hydroelectric generation increasing to account for 86% of production. This helped protect earnings from the rise in the price of fuels such as gas. This, together with the favourable trend in the Chilean peso vis-a-vis the euro and higher wholesale prices, generated a 57.8% increase in EBITDA and a 94.8% increase in EBIT to EUR 576 million and EUR 483 million, respectively, in 2006. Colombia Endesa's electricity output in Colombia was 5.9% higher than in 2005, offsetting substantially in full the adverse trend in prices as a result of high rainfall and contributing to EBITDA of EUR 227 million, just EUR 5 million lower than in 2005, and to EBIT of EUR 182 million, EUR 1 million down on 2005. Brazil (Generation) Endesa's investees in Brazil generated total output of 4,489 GWh in 2006, 6.6% more than in 2005. This increase was essentially due to a 9.7% increase in hydroelectric output at the Cachoeira Dourada facility. The increase in electricity sales, the improvement in the production mix and favourable exchange rate movements underpinned a 24.2% rise in EBITDA and a 26.1% jump in EBIT to EUR 159 million and EUR 140 million, respectively. Brazil (Transmission) The difficulties in exporting electricity from Argentina to Brazil due to gas supply restrictions persisted, undermining the results of the interconnection between the two countries. The EBITDA for 2006 were negative by EUR 23 million, i.e. EUR 78 million worse than in 2005, while EBIT was a negative EUR 41 million, EUR 79 million below those of 2005. Cien is currently looking into the possibility of modifying the use of the interconnection between Argentina and Brazil so that in the future, instead of buying and selling electricity, the interconnection can be used by the various Brazilian and Argentine electricity system players, in exchange for appropriate consideration. This business switch would enable Cien's assets to generate a reasonable return once again. Peru Higher electricity selling prices in Peru were insufficient to offset higher fuel prices. Accordingly, despite the 5.1% increase in output, EBITDA declined by 2.6% to EUR 150 million and EBIT was EUR 6 million lower than in 2005 at EUR 108 million. Argentina Although gas supply difficulties continued to trigger increases in fuel costs (47.7%) due to the need to generate power using liquid fuels, higher sales (+43.9%) due to increased output, notably hydroelectric output (+28%), coupled with improvements in prices, boosted margins. EBITDA amounted to EUR 149 million in 2006, up 60.2% on 2005, and EBIT totalled EUR 111 million, 68.2% higher than in the preceding year.

Distribution Chile Sales rose by 18.1% as a result of exchange rates, an increase of 4.4% in the volume of power sold and the higher unit price resulting from changes in the tariff indexation. Top line growth underpinned a 4.7% rise in EBITDA to EUR 201 million and a 6% increase in EBIT to EUR 178 million. Colombia The EBITDA of the Colombian distribution business was EUR 277 million in 2006, 17.4% higher than in 2005, while EBIT stood at EUR 213 million, up 29.1%. These increases were driven by a 3.6% increase in sales and by other operating income from the new business undertaken by Codensa Hogar. Brazil Distribution sales in Brazil amounted to EUR 1,557 million in 2006, an increase of 18% with respect to 2005. The increase was driven by wider margins stemming from the enhanced pass-through of generation prices to customers and, to a lesser extent, the higher volume of power sold (+4.6%). These factors, coupled with a significant reduction of energy losses, led to EBITDA of EUR 422 million and to EBIT of EUR 335 million in 2006, increases of 28.3% and 27.9%, respectively, with respect to 2005. Peru The EBITDA from distribution in Peru amounted to EUR 87 million in 2006, up 17.6% on 2005, due to an increase in sales (+7.6%). EBIT rose by 22.7% to EUR 54 million. Argentina Since the tariff increase had not yet been enacted by 2006 year-end, distribution revenue dropped by 1.4% and was not sufficient to offset the 6% rise in power purchases. This led to a 26.9% decline in EBITDA to EUR 49 million and to a 42.1% drop in EBIT to EUR 22 million. This trend will be reversed and Edesur's earnings are expected to grow significantly in 2007 thanks to the 38% increase in the aggregate distribution value approved in December 2006. Financial loss: EUR 491 million The financial loss of the Latin American business amounted to EUR 491 million in 2006, an improvement of EUR 33 million with respect to 2005. Exchange gains increased by EUR 6 million from EUR 16 million in 2005 to EUR 22 million in 2006. Net finance costs totalled EUR 513 million in 2006, down EUR 27 million (5%) with respect to 2005. The net debt of Endesa's business in Latin America amounted to EUR 5,618 million at 31 December 2006, a reduction of EUR 491 million with respect to the debt at 2005 year-end. This decrease was due, among other factors, to the change in the value of the euro vis-a-vis the currencies in which the debt of Endesa's investees in the region is denominated. This accounted for EUR 486 million of the reduction. The cash flows generated in 2006 made it possible to make payments to minority shareholders and to the Parent totalling 372 million without affecting the debt reduction trend. In May 2006 the ratings agency Fitch upgraded its ratings for Enersis and Endesa Chile from BBB- to BBB, stable outlook, while in December, Moody's upgraded its ratings for both companies from Ba1 to Baa3, also with a stable outlook, and Standard & Poor's placed its BBB- ratings for both utilities under review for a possible upgrade. These endesa06

upgrades mean that Enersis and Endesa Chile have recovered their rated investment status at all three rating agencies.

Cash flows generated: +3.2%

The cash flows generated by the operations of Endesa's Latin American business amounted to EUR 1,218 million in 2006, an increase of 3.2% with respect to 2005. EBITDA growth outpaced the increase in cash flows from operating activities due mainly to the higher amount of tax accrued in 2006 with respect to 2005 and to the settlement of certain tax-related lawsuits in Brazil which had been adequately provisioned.

Cash returns: EUR 253 million

The cash returns from Endesa's Latin American business to the Parent in 2006 totalled USD 253 million.

As a result of the strong economic and financial position of businesses in the region and the favourable outlook for them, the strategic targets relating to cash flow returns for 2005-2009 were increased from the initially targeted USD 1,000 million to the USD 1,600 million currently projected.

Therefore, the amount received in 2006, coupled with the Euro 308 million received in 2005, means that 35% of this strategic target has now been achieved.

Investments: EUR 952 million

The investments of this business totalled EUR 952 million in 2006, of which EUR 869 million related to property, plant and equipment.

As a result of the progress made on the construction work envisaged in the capacity plan, generation capex totalled EUR 328 million in 2006, up 97.6% over 2005. Distribution capex was 26.4% higher than in 2005 due to higher demand in the markets served by Endesa's investees and higher raw materials costs.

	Capital Expenditure of the Latin American Business Millions of Euros		
	2006	2005	% Change
Generation	328	166	97.6
Distribution and transmission	493	390	26.4
Other	48	44	9.1
TOTAL	**869**	**600**	**44.8**

2. Events after the balance sheet date

The information on the events after the balance sheet date is included in Note 28 to the consolidated financial statements.

3. Outlook

EBITDA in 2009 is expected to amount to EUR 8,500 million, EUR 170 million higher than in the previous projection, with cumulative annual average growth of 8%, measured on a uniform basis, in 2006-2009 as a whole. This EBITDA growth, which will take place on a sustained basis over the period, will be based essentially on the optimisation of the Company's current businesses, on the opportunities arising from its excellent business portfolio and on its ability to fully grasp the opportunities generated by the industry liberalisation processes currently in progress.

Net profit is expected to be EUR 3,075 million in 2009, EUR 75 million more than predicted in the previous projection released to the markets, sustained by the significant growth in the net profit from ordinary

Legal Documentation | 129

activities, which according to current estimates will amount to EUR 2,970 million in 2009 and will account for 97% of the total net profit. Also, fulfilment of the Investment Plan will lay the foundations for guaranteed long-term growth, beyond 2009 even. This Plan envisages total investments of EUR 12,300 million in 2007-2009, of which 56% will be earmarked for business expansion and 44% to maintenance. Of this total, EUR 6,700 million will be invested in Spain and Portugal, EUR 2,900 million in the rest of Europe, EUR 2,500 million in Latin America and EUR 200 million in other business activities. It should be noted that this Investment Plan includes the investments relating to certain large-capacity generating facilities already announced to the markets, such as the hydroelectric project in Aysen (Chile) and the Emile Huchet combined cycle plant (France), the construction of which will go beyond 2009. The Investment Plan will contribute to maintaining Endesa's position of leadership in Spain and Latin America, particularly in Chile; to growth in Europe, increasing the installed capacity and improving the competitiveness of the production mix, and to strongly boosting the renewable energy generating facilities of the Group as a whole. As a result of this Investment Plan, Endesa's total installed capacity will increase by 15% in 2006-2009, reaching 55,500 MW in 2009. Of particular note is the drive that will be made in the renewable energy field, the installed capacity of which will grow by 79% from the current 1,600 MW to 2,900 MW in 2009. In addition to the significant emphasis that will be placed on these technologies in the businesses in Spain and Portugal and in the rest of Europe, the Company aims to become leader in co-combustion and biomass and to create a solid portfolio of renewable energy generating assets in Latin America. The favourable effect of this effort to make the Company's businesses environmentally friendly will be complemented by its leadership in the market for Clean Development Mechanism (CDM) projects, in which Endesa is the most active electric utility in the world. Spain and Portugal Current estimates point towards the EBITDA of the business in Spain and Portugal reaching EUR 4,630 million in 2009, as a result of the higher volume of business, operating efficiency improvements and changes in the Spanish regulatory framework. These projections are based on the same regulatory development assumptions for the coming years that have been used to date, including most notably quarterly tariff adjustments, the full deregulation of the market in 2009-2011, the gradual introduction of virtual capacity auctions, modification of the supply guarantee remuneration methodology and new regulations governing the special regime. In 2007-2009 4,890 MW of new capacity will be added to the generating facilities of the business in Spain and Portugal, of which 3,200 MW will relate to mainland combined cycle plants, 850 MW to new capacity in the non-mainland systems and 840 MW to renewables. These new facilities will boost the balance, diversification and competitiveness of the generating assets of this business, which will have an aggregate capacity of 26,900 MW in 2009. Work on implementing the Efficiency Improvement Plan will continue ahead of schedule and 60% of the target for 2009 had been achieved by the end of 2006. Rest of Europe The EBITDA of the business in the rest of Europe is expected to reach EUR 1,400 million in 2009, as a result of growth in Italy and France and in the activities carried on in other markets.

In Italy, 800 MW of new combined cycle capacity will be built, which will contribute to increasing the total installed capacity to 7,700 MW in 2009, which will be highly competitive and adequately diversified. In addition, the Company's stake in the Livorno regasification terminal, which will provide an annual volume of 2 bcm of natural gas, and the construction of the Sardinia (GALSI) gas pipeline will give it access to gas under more favourable terms and conditions. These factors, coupled with the planned self-sufficiency in renewable energy certificates, will enable the business in Italy to maintain its high unit margin against a backdrop of falling electricity prices. As regards France, the implementation of the Industrial Plan will increase generating capacity by 950 MW, of which 800 MW will related to combined cycle plants and 150 MW to renewables. Latin America The projected EBITDA of the Latin American business will amount to EUR 2,470 million in 2009, solidly underpinned by an increase in volume of business and margins, and by operating efficiency improvements. The business is expected to maintain its contribution to total earnings and the high level of cash returns by the investees to the Parent, even in a context of conservative macroeconomic assumptions. The increased volume of business in the period ending in 2009 will be based, on the one hand, on installed capacity growth of 825 MW, of which 515 MW will relate to CCGTs, 220 MW to coal-fired plants, 40 MW to hydro plants and 50 MW to other renewables and, on the other, market growth, with 1.3 million extra customers in the period from 2006 to 2009. Also, estimates concerning the evolution of this business point towards cash returns to the Parent in 2005- 2009 exceeding those initially estimated by USD 600 million to stand at at least USD 1,600 million. The amount of this increase could be as high as USD 1,000 million as a result of the effects of various corporate reorganisation transactions, including those arising from the creation of Endesa Brasil. Lastly, it should be noted that Endesa's Latin American business currently has significant unrealised gains. Its market value, calculated as the sum of the market value of the investment in the Enersis Group, the carrying amount of the rest of the portfolio and the estimated additional market value of the latter, was EUR 6,200 million at 31 December 2006, i.e. EUR 2,400 million more than the carrying amount of EUR 3,800 million recognised at that date. Increase in value of non-strategic assets The Company's objective is to dispose of non-strategic real estate and other assets totalling more than EUR 650 million in 2007-2009, which will give rise to capital gains estimated at around EUR 500 million. Dividends Within the framework of its Strategic Plan for 2005-2009, to date the Company has distributed dividends amounting to EUR 3,070 million to its shareholders, the detail being as follows: - EUR 1,200 million out of the profit from ordinary activities for 2005, paid in 2006. - EUR 1,341 million out of the gains arising from the disposal of non-strategic assets in 2005, also paid in 2006. - EUR 529 million as an interim dividend out of the profit for 2006, paid in January 2007. This total figure of dividends paid means that the Company has now paid its shareholders 31% of the total amount envisaged in the dividends policy included in the Strategic Plan for 2005-2009, when the full amount of the dividends for the first two years of the five making up the period has yet to be paid, although it should be borne in mind that this policy must be submitted for approval by the shareholders at the Annual General Meeting each year. It is proposed to pay a dividend of EUR 1.64 per share out of the profit for 2006. Taking into account the payment in January 2007 of an interim dividend of EUR 0.5 per share, the final dividend that, if it is approved by the shareholders at the Annual General Meeting, will be paid on 2 July 2007 will amount to EUR 1.14 per share. This dividend will entail the payment of EUR 1,736 million to the shareholders, with which the dividends paid out of the profits for 2005 and 2006 will total EUR 4,277 million, representing 43% of the total commitment made in relation to the payment of dividends out of the profits generated in the period from 2005 to 2009. 4. Main risks associated with the Endesa Group's operations The Endesa Group carries on its business activities in an environment in which there are outside factors that can affect the performance of its operations and its earnings. The main risks to which Endesa's operations are exposed are as follows: 1. RISKS ASSOCIATED WITH OPERATIONS AND THE INDUSTRY The Group's operations are subject to a wide range of regulations, and any changes made could have an adverse effect on the Group's business activities, economic position and results of operations. The Endesa Group's operating subsidiaries are subject to wide-reaching legislation on tariffs and other aspects of their operations in Spain and in each of the countries in which they operate. Although Endesa substantially complies with all the laws and regulations currently in force, the Group is subject to a complex set of laws and regulations that both public and private bodies will attempt to apply. The introduction of new laws or regulations or changes in the laws and regulations currently in force could have an adverse effect on the Group's business activities, economic position and results of operations. In particular, under Spanish law, pursuant to Royal Decree-Law 5/2005, if the overall costs of the electricity system, as calculated by the Spanish authorities for a given year, exceed the total amount of the electricity tariffs billed to end customers, certain companies, including Endesa, are obliged to finance this shortfall by paying a sum, set through regulations, equal to the difference between (i) these overall costs; and (ii) the total amount of the tariffs billed to the end customers (tariff deficit). In the case of Endesa, the Group's Parent is obliged to finance 44.16% of the shortfall in revenue from regulated activities. The tariff shortfall exists because certain expenses included in the overall costs, above all the cost of power purchased on the wholesale market, are determined in a competitive market, whereas the government sets the electricity tariffs. Based on the legal nature and background of this financing, Endesa is entitled to a full refund of the amounts financed, although this right could be affected by possible future changes in the relevant legislation. Royal Decree-Law 3/2006 approved, inter alia, the following measures aimed at reducing the shortfall in revenue from regulated activities: 1. Since 3 March 2006 the electricity sale and purchase bids presented simultaneously by players belonging to the same corporate group in the daily and intra-daily electricity production markets have been treated in the same way as bilateral physical contracts settled at a price based on objective and transparent electricity market prices. This Royal Decree- Law set a provisional price of EUR 42.35/MWh in this connection, although the definitive price must be set by the government on the basis of market prices, as provided for in the aforementioned Royal Decree-Law. 2. Generation revenue must be reduced to take into account the effect of the internalisation on the setting of the wholesale market prices due to the greenhouse gas emission allowances allocated for no consideration under the Allocation Plan for 2006/2007 that are associated with that revenue.

At the date of official preparation of these consolidated financial statements, the government had not yet established either the definitive price to be applied to a producer's power sales to a distributor that are treated in the same way as sales under a physical bilateral contract or the amount to be deducted from generation revenue in order to take into account the effect of the internalisation on electricity prices of the allocation for no consideration of the greenhouse gas emission allowances. Against this regulatory backdrop, which differs from that existing in prior years, Group management has analysed the various scenarios that might arise from a reasonable interpretation of all the information available in this connection, namely, Royal Decree-Law 3/2006, the draft Ministerial Order implementing it and the CNE's Report on the draft Ministerial Order. As a result of this analysis, the consolidated financial statements for 2006 reflect the electricity sales made by the producer to the distributor that are treated in the same way as bilateral physical contracts at the provisional price of EUR 42.35/MWh and revenue was reduced by EUR 121 million as a result of the application of the reduction provided for in Royal Decree-Law 3/2006 in connection with the greenhouse gas emission allowances allocated for no consideration. The Group's directors consider that these amounts represent their best estimate based on the information available to them at the date of formal preparation of the consolidated financial statements and do not expect the possible positive or negative differences with respect to the amounts recognised that might arise when the definitive legislation is published to be material with respect to these consolidated financial statements taken as a whole. The Group's operations are subject to wide-reaching environmental legislation, and any changes made could have an adverse effect on the Group's business activities, economic position and results of operations. Endesa and its operating subsidiaries are subject to environmental legislation which, among other things, requires the performance of environmental impact studies for future projects, the obtainment of the mandatory licences, permits and other authorisations and the fulfilment of all the requirements provided for in those licences, permits and rules. As in the case of any other regulated company, Endesa cannot guarantee that: - the public authorities will approve said environmental impact studies; - public opposition does not lead to delays or changes in the projects proposed; - the laws or rules will not be amended or interpreted in such a way as to increase the expenses that have to be incurred in meeting them or as to affect operations, plants or plans for the companies in which the Group has an investment. In recent years certain legal requirements regarding the environment in Spain and the EU have been tightened. Although Endesa has made the investment necessary to meet these requirements, its application and future changes could adversely affect the Group's business activities, financial position and results of operations. In particular, Endesa must comply with the requirements contained in the NAP, approved by Royal Decree 1866/2004, whereby the results of operations could be affected either by the price of the emission allowances or by a shortage of allowances in the market. A considerable volume of the power produced by Endesa in certain markets is subject to market forces that might affect the price and volume of power sold by it. Endesa is exposed to market price risks for the purchase of the fuel (including fuel oil-gas, coal and natural gas) used to generate electricity and the sale of a portion of the power that it produces. Endesa has entered into long-term supply contracts in order to guarantee fuel supplies for its power production activities in Spain. Endesa has entered into certain natural gas supply contracts that contain take or pay clauses. These contracts were established on the basis of certain reasonable assumptions regarding future needs. In the event of very significant variances in the assumptions used, fuel purchases exceeding the Group's needs might have to be made. Exposure to these risks is managed at long term by diversifying contracts, by managing the procurements portfolio by tying prices to indexes that reflect a similar or comparable trend to that of the end electricity (generation) or selling (retailing) prices and by introducing contractual clauses (renegotiated periodically) aimed at maintaining the economic balance of the procurements. At short and medium term, fluctuations in procurement prices are managed through specific hedges, generally in the form of derivatives. Although Endesa actively manages these risks, it cannot guarantee that such measures will eliminate all the market price risks relating to fuel needs. The Group's business could be affected by weather conditions. Endesa's operations include hydroelectric production and, accordingly, depend on the weather conditions prevailing at any given time in the extensive geographic regions in which the Group's hydroelectric generating facilities are located. If hydrological conditions result in droughts or other conditions that adversely affect the Group's hydroelectric generation business, earnings could be negatively affected. Also, the electricity business is affected by atmospheric conditions such as average temperatures, which have an effect on consumption. The margin on the business changes on the basis of weather conditions. The Group's financial position and results of operations may be adversely affected if it does not effectively manage its exposure to interest rate and foreign exchange risk. The Group is exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations and, therefore, it actively manages these risks in order to avoid them having a significant effect on earnings. Interest rate risk Interest rate fluctuations change the fair value of assets and liabilities bearing interest at fixed rates and the future flows from assets and liabilities tied to floating interest rates. The purpose of interest-rate management is to achieve a balance in the structure of debt that makes it possible to minimise the cost of the debt over the multi-year time horizon with reduced volatility in the income statement. Depending on the estimates made by the Endesa Group and on the debt structure objectives, hedging transactions are carried out by arranging derivatives to mitigate this exposure. Foreign exchange risk Foreign exchange risk affects mainly the following transactions: - Borrowings denominated in foreign currencies arranged by the Group companies and associates. - Payments to be made in international markets for the purchase of fuel stocks. - Income and expenses of the Latin American subsidiaries in the functional currency of each company and, in certain cases, tied to the US dollar. Also, the net assets relating to net investments in foreign operations with a functional currency other than the euro are exposed to the risk of exchange rate fluctuations on the translation of the financial statements of these operations on consolidation. In order to mitigate foreign exchange risk, the Endesa Group has arranged currency swaps and hedges. Also, the Group attempts to achieve a balance between cash collections and payments on its foreign currency-denominated assets and liabilities. However, the risk management strategies may not be fully successful in limiting exposure to changes in interest rates and foreign currency exchange rates, which could adversely affect the Group's financial position and results of operations.

Liquidity risk The Group's liquidity policy consists of the arrangement of committed credit facilities and non-current financial assets for a sufficient amount to cover the projected needs for a period that depends on the situation and expectations of the debt and capital markets. Credit risk The Group does not have any material credit risk because the average trade receivable collection period is very short and cash placements are made and derivatives are arranged with highly solvent entities. Construction of new facilities may be adversely affected by factors commonly associated with such projects. The construction of power generation, transmission and distribution facilities can be time-consuming and highly complex. In connection with the development of such facilities, the Group generally has to obtain government permits and authorisations, land purchase or lease agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, off-take arrangements and sufficient equity capital and debt financing. Factors that may affect the Group's ability to construct new facilities include: - Delays in obtaining regulatory approvals, including environmental permits. - Shortages or changes in the price of equipment, materials or labour. - Opposition from political and ethnic groups. - Adverse changes in the political and regulatory environment in the countries in which the Group operates. - Adverse weather conditions that could delay the completion of power plants or substations, or natural catastrophes, accidents and other unforeseen events. - Inability to obtain financing at rates that are satisfactory for Endesa. Any of these factors may cause delays in completion or commencement of operations of the Group's construction projects and may increase the cost of planned projects. If Endesa is unable to complete these projects, the costs incurred in connection with such projects may not be recoverable. Endesa could be subject to environmental and other liability in connection with its operations. Endesa faces environmental risks inherent to its operations, including those derived from the management of the waste, spills and emissions of the generating facilities, particularly the nuclear power plants. Therefore, Endesa may be subject to claims for environmental and other damage in connection with its power generation, distribution and transmission facilities as well as its coal mining activities. Endesa is also subject to risks arising from the operation of nuclear facilities and the storage and handling of low-level radioactive materials. Spanish legislation limits the liability of nuclear plant owners in the event of accidents. Such limits are consistent with the international treaties ratified by Spain. Spanish law provides that operators of nuclear facilities are liable for a maximum of EUR 150.3 million in relation to claims arising from a single nuclear accident. Endesa's potential liability in relation to its interests in nuclear facilities is fully covered by third-party liability insurance of up to EUR 150.3 million. Endesa's potential liability for pollution and other damage to third parties or their assets has also been insured for up to EUR 150 million. If a complaint were filed against Endesa for environmental or other damage caused by its operations (except for the nuclear plants) for amounts exceeding the insurance coverage, its business activities, financial position and results of operations could be adversely affected. The liberalisation of the European electricity industry could lead to greater competition and lower prices. The liberalisation of the electricity industry in the European Union (including the countries in which Endesa has a presence, such as Spain, Italy, France and Portugal) has led to increased competition as a result of consolidation and the entry of new market players in European Union electricity markets, including the

Spanish electricity market. The liberalisation of the electricity industry in the European Union has also led to lower electricity prices in some market segments as a result of the entry of new competitors and cross-border energy suppliers and the establishment of European electricity exchanges, which have led to increased liquidity in the electricity markets. This liberalisation of the electricity market means that certain of Endesa's businesses are carried on in an increasingly competitive environment. If Endesa were not able to adapt to and adequately manage this competitive market, its business activities, financial position or results of operations could be adversely affected. 2. RISKS RELATING TO OPERATIONS IN LATIN AMERICA The Group's Latin American subsidiaries are exposed to certain risks, such as economic crises and political risks. The Group's operations in Latin America are exposed to certain risks inherent to investment and the performance of work in that area, including risks relating to the following: - Changes in the government's administrative regulations and policies. - Imposition of monetary restrictions and other restrictions on the movement of capital. - Changes in the corporate or political environment. - Economic crises, political instability and social disorder affecting operations. - Public expropriation of assets. - Exchange rate fluctuations. Also, the income of the Latin American subsidiaries, their market value and the dividends collected therefrom are exposed to risks specific to the countries in which they operate, which might have an adverse effect on demand, consumption and exchange rates. Endesa cannot predict how any future worsening of the political and economic situation in Latin America or any other change in the legislation of the Latin American countries in which it operates, including any change in current legislation or any other regulatory framework, would affect its subsidiaries or their business activities, economic situation or results of operations. 3. OPERATIONAL RISKS Endesa's operations could be affected by human error or technological faults. In the course of all the business activities of the Endesa Group direct or indirect losses could arise from inadequate internal processes, technological faults, human error or certain external events. The control and management of these risks, particularly those affecting the operation of the generating and distribution facilities, are based on adequate employee training and the existence of operating procedures, preventive maintenance plans and specific programmes supported by quality management systems that make it possible to minimise the possibility of these losses arising and the impact thereof. 4. OTHER RISKS The Group is involved in court proceedings and arbitration that could affect Endesa The Group is involved in various legal proceedings relating to its business, including tax and regulatory disputes. It is also subject to tax audits. Endesa considers that although it has recognised the appropriate provisions based on the legal contingencies at 31 December 2006, it cannot guarantee that the Group will be successful in all the proceedings or that an adverse decision might not significantly and adversely affect its business activities, financial position or results of operations. Takeover bid On 27 February 2006, the CNMV authorised the takeover bid of Gas Natural SDG, S.A. for all the shares of Endesa, S.A. and, although Gas Natural SDG, S.A. withdrew its bid on 1 February 2007, during its processing injunctive relief was granted by the Supreme Court and by Commercial Court no. 3 of Madrid,

which was subsequently lifted in both cases. As a result of these rulings, Endesa had to provide a bond for the damage and loss that the injunctive relief might cause for the companies affected thereby. The guarantee provided in this connection for the two proceedings totalled EUR 1,000 million, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes. On 16 November 2006, the CNMV authorised as a competing takeover bid, a takeover bid launched by E.ON Zwolfte Verwaltungs GmbH (E.On), a subsidiary of E.ON AG, for all the shares of Endesa. E.ON's takeover bid is subject to the acquisition by E.ON of a minimum 529,481,934 Endesa shares representing 50.01% of the Company's share capital. Also, in this connection, Endesa and its subsidiaries have loans or other financial agreements with banks repayment of which could be brought forward if E.On acquired control over Endesa as a result of its bid. Bank loans totalling approximately USD 176 million would become repayable early if there were a change of control at Endesa, and a further EUR 493 million of derivatives could mature early if, as a result of a change of control, Endesa's credit rating were downgraded significantly As a result of these and other factors, the ultimate outcome of the process is uncertain, and it is not possible to determine to what extent it could affect the market price or liquidity of the shares of Endesa and its subsidiaries listed on the market, the continuity of the dividends policy and the business activities, economic situation or results of operations of Endesa. 5. Technology, innovation and environmental protection a) Technology and innovation Endesa's Technology and Innovation (T&I) model addresses the principal challenges of its businesses, especially in relation to quality, efficiency and sustainability, in its customer service. Endesa's mission in T&I is to foster and coordinate a strategic line of technological development, innovation and strengthening of internal capabilities that is consistent with its business Vision and Mission, constitutes a competitive edge and provides decisive leverage for the strategy of the Company and of its businesses. Endesa has built a global and decentralised management model for Technology and Innovation that is open to knowledge, including strategic suppliers, research centres, prospection agencies, universities and public bodies. This model gives priority to management of the Company's talent and intangibles, in which Endesa Escuela de Energia (Endesa Energy School) plays a fundamental role. In 2006 Endesa developed global T&I methodologies and tools that are common to the business group as a whole, such as the management system known as Innovation to value, which aims to extract enhanced value from R&D projects with a highly demanding management based on venture capital and quality gates models. Also, progress was made in the identification of tools that guarantee that greater value can be obtained from Technology and Innovation. In this regard, a Corporate Technological Intelligence function is being developed based on corporate engineering that groups together various critical activities relating to the Technology and Purchasing functions: standardisation of equipment and processes, accreditation of suppliers, technological agreements, functional specifications, quality control, monitoring of technological trends, make or buy policies, etc. Endesa launched a unique initiative in the industry known as the Endesa Innovation Circles (Cide), managed by Endesa Network Factory in which more than 30 of Endesa's most innovative suppliers participate. Through these, Endesa identifies technological opportunities and goals, expresses them in terms of technological expectations and transmits them to its suppliers to better direct their technological efforts towards meeting the challenges of its businesses and jointly identify new R&D&i projects.

The innovation model developed by Endesa was certified in July 2006 by Aenor pursuant to the UNE 166002 standard. This standard establishes the requirements that have to be met by an integral R&D&i Management system as regards tools, procedures, documentation and relationships between units, in order to guarantee its quality and efficiency. By this means, Endesa has become the first electric utility to achieve this mark of excellence in R&D&I management. In short, in 2006 Endesa implemented a technological strategy focused on contributing in a decisive manner towards building the Company's future while, at the same time, being fully consistent with current global technological trends: - Globalisation: place common resources where they best perform. - Standardisation of solutions. - Simplification of processes and products. Redesign orientated towards cost/value. - Open and flexible models for no limits relations. - Ramds (reliability+availability+maintainability+durability+safety). - Modularity and scalability: facilitate evolution/migration. - Ecoefficiency and global sustainability. Investment in energy efficiency. - Focus on the customer and on perceived quality. - Virtualization: focus on services and not on their technological solution. - On-demand solutions: cost variabilisation. Endesa's technological priorities currently focus on providing an excellent and sustainable service to its customers, based on the following lines of action: 1. Sustainable and efficient power generation: - Clean coal: separation, capture and storage, destruction/recovery of CO2, oxicombustion, supercritical boilers, IGCCs, etc. - Greater presence in renewable energies (wind power, solar power, biomass, biofuels, geothermal energy) in the production mix. - New generation nuclear power: fourth generation reactors, technological monitoring of fusion (ITER), implications of hydrogen. 2. Business (SDE, SAC, SIEGE, SCE, etc. projects) and internal management (SIE, NOSTRUM, SAGA, etc.) functions, with a vision of globalism, flexibility, standardisation, excellence, mobility, modularity, scaleability and virtualization. 3. Intelligent networks. Development of the best systems and communications technologies in order to achieve networks that are increasingly decentralised, secure and efficient: sensors, real-time data processing, decision-making, integration with the customers and with distributed generation, etc. The main measures taken in relation to Technology and Innovation in 2006 were as follows: Generation On the international stage, worthy of mention was the role of leader played by Endesa and Centro de Investigacion de Recursos y Consumos Energeticos (Circe) as the only Spanish representatives in the European Zero Emissions Fossil Fuel Power Plants technology platform (Zep), the main objective of which is to promote a future clean generation with coal that facilitates the renewal and expansion of the existing fossil-fuel facilities to make it possible to introduce in Europe zero emission fossil-fuel power plants by 2020. In 2006, Zep, which is strongly supported by the EU, approved its Strategic Research Agenda (SRA) and Strategic Deployment Document (SDD). Within the EU, and following all the developments associated with CO2 capture and storage, Endesa is participating in the most significant R&D projects: Dynamis, Cachet, C3-Capture, Geocapacity and Nanoglowa.

endesa06

In Spain, Endesa chairs the Spanish CO_2 Platform and leads the Cenit CO_2 (Spanish National Strategic Consortium for Technical Research on CO_2) programme, which constitutes the main R&D drive in the war against climate change.

The environment and sustainability

A salient feature of the year was the progress made with the El Hierro project, through which Endesa, in cooperation with the El Hierro provincial government and Instituto Tecnológico de Canaria (ITC), is working towards the goal of supplying power to the Island using a fully renewable wind/hydro production system, which will guarantee fully sustainable development and will constitute a pioneering experience at world level.

Also, Endesa is a member of the European thematic network CO_2Net, is a founder member of Asociación Española del Hidrógeno (Spanish Hydrogen Association) and of Fundación para el Desarrollo de Nuevas Tecnologías de Hidrógeno en Aragón (Foundation for the Development of New Hydrogen Technologies in Aragón).

E- business

Endesa has a firm commitment to the implementation of technological improvements in its business processes in order to enhance their efficiency, reliability and availability.

Distribution networks

Endesa's distribution network T&I initiatives are geared towards improving the quality of the service offered to its customers, either through specific programmes or through measures that intensify efficiency and environmental protection, thereby freeing up resources that are used to enhance the Company's networks. Therefore, in this area emphasis is placed on three factors: quality, efficiency and the environment.

Based on this approach, in 2006 Endesa led the presentation to the Ministry of Industry of the second proposal of the Cenit consortium – Denise (Intelligent, Secure and Efficient Electricity Distribution Networks), with the participation of 13 electric utilities and 9 research centres in Madrid, Aragón, Andalucía, Asturias and Cataluña.

Also, taking advantage of the results of the Denise initiative, in 2006 Endesa launched in Latin America the first joint intelligent networks programme, with the participation of six electricity distributors from five countries in the region. The objective of this programme is to define and implement projects relating to the evolution of distribution networks.

In order to reinforce its firm commitment to new distribution network technology, Endesa focused on the objectives of its subsidiary Endesa Network Factory, whose mission is to encourage, foster and channel the development of pioneering projects in technological innovation in order to contribute towards optimising the distribution electricity business and to thus position Endesa at the forefront of the industry.

Quality

In the area of topology changes, in 2006 Endesa promoted several research projects on new high-capacity conductors, the impact of new generation technologies on the distribution network (solar plants, wind-power support, fuel cells, mini-combined heat and power plants), new techniques in underwater links in order to improve quality, and automation and reliability of the medium-voltage network.

As regards performance enhancement, the Company researched and tested the use of new polymeric materials, and developed improvements in earthing in order to minimise the effects of lightning.

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In the area of substations, Endesa launched and developed the initial phase of the project stemming from the Novare Awards, the objective of which is to monitor parameters at substations in order to perform maintenance work based on the condition of the assets, which will make it possible to improve quality. With a view to improving response to incidents, the Mobility Plan was deployed in order to expedite incident response times, a new laptop PC Gprs terminal with access to Sde modules was tested and work was intensified on the automation of the medium-voltage network. Efficiency In 2006 the Company continued to develop the process for the standardisation and accreditation of equipment, substations, the use of new SF6 and hybrid technologies, 66 kV cabins and high-voltage underground cables in order to make its asset operating processes more efficient. Also, it conducted research on the remote management of low-voltage measuring equipment communicated with PowerLine Communications (Plc) for remote management on a coordinated basis with the technological advances in Remote Control Networks and Access to Medium-Voltage Remote Control. Other efficiency measures were the commencement of the deployment of the Diana Project (work module at the customers home with real-time work functions), the Alama Project (strengthening of meter-reading management with a view to improving quality and communications with suppliers), simplification of the access of external collaborators to the Company's information systems, a system for predicting nontechnical losses and a device for detecting electricity fraud through the differential measurement of currents. The environment In 2006 Endesa continued to participate in the development and application of low-loss transformers in the distribution network (European Seedt Project), with the identification and optimisation of technical losses in medium-voltage networks and the implementation of measures to minimise environmental impact caused by the contact or perching of birds on conductors or supports (dielectric rings and protectors). In addition, the Company and the Endesa Red de Innovacion Energetica (Endesa Energy Innovation Network) Chair of Universidad Politecnica de Barcelona carried out several joint research projects and organised the second edition of the International Energy Innovation Conference. Commercial area The projects included in this area aim to better tailor Endesa's services to its customers' needs, paying particular attention to the efficient use of energy. Promotion of an Innovation and Talent and Knowledge Management Culture: Endesa Escuela de Energia (E3) The mission of Endesa Escuela de Energia (Endesa Energy School) is to increase the capacity to share and generate the knowledge and innovation of the school's attendees and its principal objective, to be the centre of excellence, quality and intelligence that can lead the management of the Company's intangibles. This objective is in keeping with Endesa's innovation model and with its commitment to Innovation and Technology as tools to guarantee sustainable growth and respond to some of the main challenges facing its businesses. b) Environmental protection One of the main pillars on which Endesa's business commitment to sustainable development is based is environmental protection. This attitude is a hallmark of the Company's track record and constitutes a fundamental trait of its behaviour that is expressly stated in its business values. The purpose of this commitment is to minimise the impact of the Company's activities on the environment in which it operates, focusing principally on issues relating to climate change, the implementation of environmental management systems, the appropriate management of spills, waste, emissions, polluted soil and other effects on the environment. Endesa's environmental management is integrated and fully in tune with its corporate strategy and this commitment has a direct effect on Company management's decision-making process. The Strategic Environmental and Sustainable Development Plan for 2003-2007 includes the plans and programmes that Endesa is carrying out in the sustainable development field in this period, and is fully in tune with the Company's values and its business mission and vision. Endesa's environmental activities are aimed at preserving natural resources, evaluating the environmental risks associated with its business activities and ensuring excellence in management through the third-party certification of its facilities. 1. Spain and Portugal On 24 November 2006, the Council of Ministers approved the National Allocation Plan (NAP) for 2008- 2012, which was published in the Official State Gazette (BOE) pursuant to Royal Decree 1370/2006, of 25 November 2006. On that date it was sent to the European Commission for analysis and approval. This NAP establishes a volume of allowances to be allocated to the industries and facilities affected by Law 1/2005 of 144.85 Mt/year, to which are added a further 7.825 Mt/year in reserve for new entrants (5.4% of the annual allocation), giving a total volume of emission allowances of 152.673 Mt/year. An average allocation of 54.053 Mt/year was established for the electricity industry, with the possibility of using credits from the projects associated with the flexibility mechanisms under the Kyoto Protocol. The NAP also defines the methodologies for distributing these industry allowances that will be used to obtain the individual allocations for each facility. However, it does not distribute the emission allowances by facility, since this is done, pursuant to Article 19 of Law 1/2005, after the related applications for allowances have been submitted by the owners of the facilities affected. In the case of Endesa, this application for allowances was submitted by administrative procedure for all its generating facilities affected by Law 1/2005 on 28 December, by the deadline established by the Ministry of the Environment. On 26 February 2007, the European Commission gave its decision regarding the NAP for 2008-2012 submitted by the Spanish government, proposing that the total initial allocation be modified slightly (from 152.67 Mt/year to 152.2 Mt/year) and changing the limit on the use of credits from the project-based mechanisms to a value that has not yet been fully defined which is calculated as the percentage equal to the quotient between the difference between the emissions measured in 2005 and the annual average allocation envisaged in the NAP for 2008-2012 and that allocation. In 2006 Endesa continued with its investment plan aimed at reducing greenhouse gas emissions by improving the efficiency of its facilities and investing in new renewable energy and combined cycle capacity. In the area of emissions trading, Endesa carried out emission allowance purchases from the European Union, participating actively in the European market. A key part of Endesa's climate change strategy is its participation in the flexible project-based emission reduction mechanisms. In 2006 Endesa confirmed its position as an internationally renowned actor in the CDM (Clean Development Mechanism) field: Of particular importance was the functioning of the Endesa Climate Initiative (ECI), since in 2006 Endesa exceeded its target for the purchase of tons of CO2. Also, based on the targets established in the Strategic Environmental and Sustainable Development Plan for 2003-2007, Endesa continued its work to implement and subsequently certify Environmental Management

Systems pursuant to the international ISO 14001 standard and the European EMAS regulations at the facilities in the key areas of the Company (generation, distribution, renewable energies, corporate headquarters, etc.). Worthy of particular note was the environmental certification of the Andorra mine, which was the first open-pit coalmine in Spain to achieve environmental management certification, and the certification of the Spanish hydroelectric generating facilities. In the distribution business, in line with the environmental management system implementation programme in the Strategic Environmental and Sustainable Development Plan for 2003-2007, the Environmental Management System was certified for Endesa Distribucion Electrica in the Balearic Islands, to join the system already certified in Cataluna. As a result, 47% of Endesa's power distribution in Spain and Portugal has now been certified under this international standard. 2. The rest of Europe In Italy, the official proposal for the National Emission Allowances Allocation Plan was published on 18 December 2006 and was sent to the European Commission on that date. This NAP for 2008-2012 establishes an average emission allowance allocation of 209 Mt/year. An annual average allocation of 106 Mt was established for the electricity industry, with the possibility of using credits from the projects associated with the flexibility mechanisms under the Kyoto Protocol, up to 25% of the individual allocation for a given facility. The European Commission is currently debating the Italian government's proposal with a view to giving its opinion as to possible modifications or to approving it. Once the Plan has been approved, a national-level consultation process will take place. The volume of emission allowances allocated to the facilities owned by Endesa Italia will not be known until the Plan has been definitively approved. In 2006 Endesa Italia maintained the certification of all its facilities under the ISO 14001 and EMAS Regulation standards, strengthening Endesa's environmental commitment at its facilities. In 2006 Endesa Italia integrated its environmental management system with the security system, leading the field in this area. The French National Allocation Plan for 2008-2012 sent to the European Commission on 15 September 2006 was initially rejected. A new Plan was adopted on 27 December 2006, reducing the overall allowances by 17% with respect to the first Plan. This new Plan containing the distribution of the emissions by facility was sent to the European Commission in January 2007. The official proposal relating to Polish National Emission Allowances Allocation Plan was sent to the European Commission on 30 June 2006. Brussels is currently analysing the content of the Plan with a view, once a consensus has been reached, to issuing its comments as to possible modifications or to approving it. A 2.4% increase in allowances with respect to the preceding period has been requested for the facilities of Elektrocieplownia Bialystok, S.A. The volume of emission allowances allocated to the facilities owned by Endesa will not be known until the Plan has been definitively approved. 3. Latin America In Latin America, Endesa, through its subsidiary Endesa Chile, continued to consolidate the implementation of Environmental Management Systems at its facilities, achieving in 2006 certification under the ISO 14001 standard for 49 generating facilities in Argentina, Brazil, Chile, Colombia and Peru. It should be noted that the Cartagena fossil-fuel plant in Colombia obtained certificates under the ISO 14001 and OHSAS 18001 standards for its integrated management system (Environment and Occupational Health and Safety). Also, with the certification of the two Brazilian distributors Ampla and Coelce, all the power distributed by Endesa in Latin America has now been certified under ISO 14001.

EEPSA, a producer in Peru, has obtained Internal Social Responsibility SA 8000 certification, which it now shares with the also Peruvian company EDEGEL. This marks a very important milestone at the Company, since they are the first Endesa companies that hold environmental, quality, risk prevention and internal social responsibility certificates. As regards projects carried out within the framework of the Kyoto Protocol flexible mechanisms, four significant projects were undertaken, namely Callhuanca in Peru, Ojos de Agua and Canela in Chile and the Inter-American electricity interconnection SIEPAC, with an overall reduction potential of approximately one million tons per year. 6. Human resources At 31 December 2006, Endesa had 26,758 employees, of whom 12,666 belong to the electricity business in Spain and Portugal, 2,130 work in the electricity business in the rest of Europe and 11,962 work in the electricity business in Latin America. 7. Risk management policy and derivative financial instruments The information on the risk management policy and derivative financial instruments is included in Notes 17 and 18 to the consolidated financial statements. 8. Treasury shares Endesa did not hold any treasury shares at 31 December 2006 and did not carry out any transactions involving treasury shares in 2006. 9. Proposed distribution of profit The 2006 profit of the Group's Parent, Endesa, S.A., amounted to EUR 1,804,770,201.61 which, together with its retained earnings amounting to EUR 648,793,745.87, give a total of EUR 2,453,563,947.48. The Board of Directors will propose to the shareholders at the Annual General Meeting that this amount be used to pay to the holders of shares carrying dividend rights EUR 1.64 gross per share and to appropriate the remainder to retained earnings. Millions of Euros Dividend (maximum amount to be distributed relating to EUR 1.64/share for all the shares (1,058,752,117)) 1,736,353,471.88 Retained earnings 717,210,475.60 TOTAL 2,453,563,947.48

ENDESA, S.A. 2006 FINANCIAL STATEMENTS endesa06

index AUDITORS' REPORT 149 BALANCE SHEETS 152 INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005 154 NOTES TO THE FINANCIAL STATEMENTS 155 1. Company description 155 2. Basis of presentation of the financial statements fair presentation 155 3. Distribution of profit 156 4. Accounting policies 157 5. Intangible assets 167 6. Property, plant and equipment 167 7. Long and short-term investments 168 8. Treasury shares 173 9. Shareholders' equity 173 10. Provisions for contingencies and charges 175 11. Accounts payable 176 12. Tax matters 178 13. Guarantee commitments to third parties and other contingent liabilities 182

14. Transactions with group companies and associates 185 15. Income and expenses 187 16. Headcount 188 17. Information on the board of directors and senior executives 189 18. Statement of changes in financial position 197 19. Events subsequent to year-end 199 20. Explanation added for translation to english 199 APPENDIX. TRANSACTIONS SUBJECT TO THE SPECIAL REGIME ESTABLISHED UNDER CHAPTER VIII OF TITLE VII OF LEGISLATIVE ROYAL DECREE 4/2004 200 DIRECTOR'S REPORT 201 Business performance 201 Main risks associated with ENDESA's operations 201 Risk management policy 211 Earning analysis 212 Investments and divestments 212 Financial transactions 212 Events subsequent to year-end 214 Future outlook 214 Treasury shares 214 Research and development 214

ENDESA, S.A. AUDITORS' REPORT FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006 AND DIRECTORS' REPORT Legal Documentation 149 endesa06 Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version pervails.

Plaza Pablo Ruiz Picasso 1 Torre Picasso 28020 Madrid Espana Tel: +34 91514 5000 Fax: +34 915 145180 +34 915 56 74 90 www.deloitte.es Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails. AUDITORS' REPORT ON FINANCIAL STATEMENTS To the Shareholders of Endesa, S.A.: 1. We have audited the financial statements of Endesa, S.A. comprising the balance sheet at 31 December 2006 and the related income statement and notes to the financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the evidence supporting the financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made. 2. As required by Spanish corporate and commercial law, for comparison purposes the directors present, in addition to the 2006 figures for each item in the balance sheet, income statement and statement of changes in the financial position, the figures for 2005. Our opinion refers only to the 2006 financial statements. On 20 January 2006, we issued our auditors' report on the 2005 financial statements, in which we expressed an unqualified opinion. 3. In accordance with current Spanish corporate and commercial law, the accompanying financial statements for the 2006 are presented without taking into consideration accounting consolidation principles. Therefore, the accompanying financial statements of Endesa, S.A., which is basically a holding company, do not reflect the financial and equity variations that result from applying consolidation principles to the holding sin the related companies or to the transactions carried on by them, some of which are performed in the context of the Group's overall strategy. The consolidated financial statements for 2006 were prepared by the Group in accordance with the International Financial Reporting Standards as adopted by the European Union (EU-IFRSs), on which we issued our auditors' report on 30 March 2007, in which we expressed an unqualified opinion. The balances of the main consolidated headings applying International Financial Reporting Standards are detailed in Note 7-b to the financial statements. 4. In our opinion, the accompanying financial statements for 2006 present fairly, in all material respects the net worth and financial position of Endesa, S.A. at 31 December 2006 and the results of its operations and the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year. 5. The accompanying directors' report for 2006 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but it is not an integral part of the financial statements. We have checked that the accounting information in the directors' report is consistent with that contained in the financial statements for 2006. Our work as auditors was confined to checking the directors' report with the aforementioned scope, and did not include a review of any information other than drawn from the Company's accounting records. DELOITTE, S.L. Registered in ROAC under no. S0692 Eduardo Sans Hernandez 30 March 2007.

in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails ENDESA, S.A. Balance Sheets at 31 December 2006 and 2005 ASSETS NONCURRENT ASSETS 23.276 23.922 Intangible assets (Note 5) 43 32 Concessions, patents, licenses, trademarks and other 12 12 Computer software 69 49 Accumulated amortization (38) (29) Property, plant and equipment (Note 6) 7 11 Land and buildings 0 4 Other fixtures, machinery, tools, furniture and other items of property, plant and equipment 16 16 Other depreciation (9) (9) Long-term investments (Note 7) 23.226 23.879 Investments in Group companies 22.096 22.046 Loans to Group companies 0 75 Investments in associates 2 9 Long-term investment securities 11 3 Other loans 1.354 1.623 Long-term deposits and guarantees given 103 110 Allowances (648) (369) Deferred tax assets (Note 12) 308 382 DEFERRED CHARGES 23 23 Deferred interest and debt arrangement expenses 23 23 CURRENT ASSETS 1.953 2.357 Accounts receivable 515 475 Receivable from Group companies (Note 14) 128 112 Sundry accounts receivable 23 33 Tax receivables 364 330 Short-term investments (Note 7) 1.391 1.840 Loans to Group companies (Note 14) 1.353 1.838 Loans to associated companies 0 1 Short-term investment securities 1 1 Other loans 37 0 Cash 47 41 Accrual accounts 0 1 TOTAL ASSETS 25.252 26.302 The accompanying Notes 1 to 20 are an integral part of the balance sheet as of December 31, 2006 Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles Millions of Euros 2006 2005 in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails ENDESA, S.A. Balance Sheets at 31 December 2006 and 2005 SHAREHOLDERS' EQUITY AND LIABILITIES SHAREHOLDERS' EQUITY (Note 9) 9.594 10.537 Share capital 1.271 1.271 Share premium 1.376 1.376 Revaluation reserves 1.714 1.714 Reserves 3.309 3.309 Legal reserve 285 285 Other reserves 3.022 3.022 Differences due to the adjustment of share capital to euros 2 2 Prior years' profits 648 213 Retained earnings 648 213 Profit for the year 1.805 2.977 Interim dividend paid during the year (529) (323) DEFERRED INCOME 0 4 Exchange gains 0 4 PROVISIONS FOR CONTINGENCIES AND CHARGES (Note 10) 169 253 Other provisions 169 253 NON-CURRENT LIABILITIES 12.795 11.420 Debt instruments and other held-for-trading liabilities (Note 11-a) 500 500 Other nonconvertible debentures 500 500 Other marketable debt securities 0 0 Bank borrowings (Note 11-b) 4.511 2.773 Payable to Group companies and associates (Notes 11-c and 14) 7.752 8.119 Payable to Group companies 7.752 8.119 Other payables 32 28 Other payables 7 0 Deferred tax liabilities (Note 12) 25 28 CURRENT LIABILITIES 2.694 4.088 Debt instruments and other held-for-trading liabilities (Note 11-a) 18 188 Other marketable debt securities 0 170 Interest on debentures and other securities 18 18 Bank borrowings (Note 11-b) 321 699 Loans and other payables 282 667 Interest payable 39 32 Short-term payables to Group and associates (Note 11-c and 14) 1.421 2.284 Payable to Group companies 1.421 2.284 Trade payables 57 115 Accounts payable for purchases and services 57 115 Other non-trade payables 877 802 Taxes payable 75 9 Other payables 791 782 Remuneration payable 11 11 TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES 25.252 26.302 The accompanying Notes 1 to 20 are an integral part of the balance sheet as of December 31, 2006 Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles 2006 2005 Millions of Euros

ENDESA, S.A. Income Statements for the years ended 31 December 2006 and 2005 2006 2005 2006 2005 Staff costs 107 95 Revenue (notes 14 and 15) 254 271 Wages, salaries and similar expenses 80 66 Services 254 271 Employee benefit costs 27 29 Depreciation and amortisation charge (Notes 5 and 6) 11 34 Other operating income 21 10 Other operating expenses 177 200 Non-core and other current operating income 21 10 Outside services 142 166 Taxes other than income tax 0 1 Other current operating expenses 35 33 0 0 20 48 Finance and similar costs 603 664 Income from equity investments 2.346 2.988 On debts to Group companies (Note 14) 370 382 Group companies (Notes 7 and 14) 2.343 2.985 On debts to third parties and similar costs 233 282 Associates 0 3 Non-group companies 3 Change in investment valuation allowances (Note 7) 1 1 Income from other marketable securities Exchange losses (Note 4-l) 13 3 and non-current loans 38 2 Associates (Note 14) 1 1 Non-group companies 37 1 Other interest and similar income 28 18 Group companies (Note 14) 8 8 Other interest 15 10 Income from investments 5 0 Exchange gains (Note- 4-l) 25 8 1.820 2.348 0 0 1.800 2.300 0 0 Change in allowances for intangible assets, property, plant and equipment and control portfolio (Notes 7 and 15) 278 (1.120) Gains on non-current asset disposals (Note 15) 2 2 Extraordinary expenses (Note 15) 68 611 Extraordinary income (Note 15) 109 215 Prior years' expenses and losses 0 1 0 725 235 0 1.565 3.025 0 0 Income Tax (Note 12) (240) 48 1.805 2.977 0 0 The accompanying Notes 1 to 20 are an integral part of the income statement for 2006. PROFIT FROM ORDINARY ACTIVITIES LOSS ON ORDINARY ACTIVITIES PROFIT FOR THE YEAR LOSS FOR THE YEAR EXTRAORDINARY PROFIT EXTRAORDINARY LOSS PROFIT BEFORE TAX LOSS BEFORE TAXES PROFIT FROM OPERATIONS LOSS FROM OPERATIONS FINANCIAL PROFIT FINANCIAL LOSS In the event of a discrepancy, the Spanish-language version prevails. Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). Millions of Euros EXPENSES INCOME

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 20). In the event of a discrepancy, the Spanish-language version prevails. 1.- COMPANY DESCRIPTION Endesa, S.A. (ENDESA or the Company) was incorporated on November 18, 1944, and its registered office and administrative headquarters are located in Madrid, at calle Ribera del Loira, no. 60. Its company object is to carry on activities in the electricity business in all its various industrial and commercial areas; the exploitation of primary energy resources of all types; the provision of industrial services, particularly in the areas of telecommunications, water and gas and those preliminary or complementary to the business activities composing its corporate purpose, and the management of the corporate Group comprising investments in other companies. The Company carries on the business activities composing its corporate purpose in Spain and abroad directly or through its holdings in other companies. As a result of the corporate restructuring carried out in recent years and the unbundling of electricity activities pursuant to Electricity Industry Law 54/1997, of 27 November, ENDESA's business activities focus mainly on the management of and rendering of services to its corporate Group, comprising the holdings listed in these financial statements. Accordingly, since it does not directly carry on electricity activities or activities which affect the environment, the information relating to the unbundling of activities and to environmental activities included in the consolidated financial statements is not presented in these financial statements. 2.- BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS FAIR PRESENTATION The financial statements are presented in accordance with the Consolidated Spanish Companies Law, the Spanish National Chart of Accounts approved by Royal Decree 1643/1990, of 20 December and Royal Decree 437/1998, of 20 March approving the regulations adapting the Spanish National Chart of Accounts for electric utilities (the Electricity Industry Chart of Accounts) and have been prepared on a uniform basis with those of the previous year. The financial statements present fairly the Company's net worth and financial position, the profit from its operations and the funds obtained and applied by it, and were prepared from the Company's accounting records at 31 December 2006. Legal Documentation 155 NOTES TO THE FINANCIAL STATEMENTS

The financial statements for 2006, which were prepared by the Board of Directors, will be submitted for approval at the Annual General Meeting and it is considered that they will be approved without any changes. At the Annual General Meeting, held on 25 February 2006, the Shareholders approved the financial statements for 2005. 3.- DISTRIBUTION OF PROFIT The proposed distribution of 2006 profit that the Company's Board of Directors will submit for approval at the Annual General Meeting is to pay shareholders holding shares carrying dividend rights EUR 1.64 gross per share, and to allocate the remainder to retained earnings. Distributable Profit Millions of Euros Profit for the year 1,805 Retained earnings 648 Total 2,453 Distribution Millions of Euros Dividends (1) 1,736 Retained earnings 717 Total 2,453 (1) Maximum amount to be distributed on the basis of payment of EUR 1.64 per share for all the shares (1,058,752,117 shares). On 24 October 2006, the Board of Directors of ENDESA approved an interim dividend of EUR 0.50 per share payable out of 2006 profit. As required by Article 216 of the consolidated Companies Law, the accounting statement evidencing the existence of sufficient liquidity for the distribution of the interim dividend is as follows:

Provisional accounting statement for the period from 1 October 2006 to 30 September 2007: Millions of Euros Beginning available balance at 1 October 2006: Cash on hand and at banks 17 Unused credit facilities 5,935 Increases in cash: Due to ordinary transactions 2,942 Due to financial transactions 1 Decrease in cash: Due to ordinary transactions 259 Due to financial transactions 1,031 Ending available balance at September 30, 2007 7,605 Proposed interim dividend out of 2006 income (EUR 0.50 per share) 529 4. - ACCOUNTING POLICIES The principal accounting policies applied by the Company in preparing its financial statements for 2006, in accordance with the Spanish National Chart of Accounts and the Electricity Industry Chart of Accounts, were as follows: a) INTANGIBLE ASSETS Patents, trademarks and computer software are recorded at cost and amortized over a maximum period of five years. b) PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is carried at cost and is depreciated by the straightline method at annual rates based on the following years of estimated useful life: Years of Estimated Useful Buildings 50 Machinery 10 Tools 5 Furniture 10 Other items of property, plant and equipment 5-14

c) MARKETABLE SECURITIES AND OTHER INVESTMENTS Investments in marketable short- and long-term fixed-income and equity securities are recorded at the lower of cost or market. The market value is taken to be, for officially listed securities of companies other than Group companies and associates, the lower of average market price in the last quarter and year-end market price and, for other securities, the underlying carrying amount, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at the date of subsequent valuation (Note 7). Unrealized losses (market value, as defined above, lower than cost at year-end) are recorded under "Long-Term Investments - Allowances". The financial statements at 31 December 2006 do not reflect the effects that would have arisen had consolidation principles been applied in accordance with Spanish standards. However, Note 7-b describes the effect of applying consolidation principles under the International Financial Reporting Standards as adopted by the European Union. d) NON-TRADE LOANS Non-trade loans are recorded at the amount delivered and those maturing in under 12 months from year-end are classified as current assets and those maturing at over 12 months as non-current assets. Interest income is recorded in the year in which it is earned. e) TREASURY SHARES If there is no plan to retire treasury shares, these are valued at the lower of acquisition cost or underlying carrying amount and, where appropriate, a restricted reserve is recorded in this connection (Note 8). If the market value of the treasury shares is lower than the acquisition cost, which is taken to be the lower of the market price at year-end or the average market price in the last quarter, the provision required to cover this difference is recorded with a charge to Extraordinary Profit in the income statement.

If in this connection, the underlying carrying amount of these shares were even lower than their market value, a provision would be recorded to cover this difference with a charge to unrestricted reserves. f) REMUNERATION FOR THE TRANSITION TO COMPETITION Pursuant to Transitional Provision Six of Electricity Industry Law 54/1997 ENDESA was entitled to recover fixed remuneration for the costs of transition to competition (CTC's) for a maximum amount of EUR 828 million at 31 December 2005. Royal Decree Law 7/2006 eliminated the so-called technological CTC's thereby cancelling ENDESA's entitlement to receive the aforementioned maximum amount. ENDESA's Balance Sheet at 31 December 2005 did not include any asset for the entitlement to receive CTC's, or any capitalised expense to be recovered for CTC's and, accordingly, the elimination of this entitlement did not have any effect on ENDESA's 2006 financial statements. g) FINANCING OF THE SHORTFALL IN REVENUE FROM REGULATED ACTIVITIES Under Royal Decree-Law 5/2005, of 11 March, if the regulated revenue of the electricity system was not sufficient to cover the costs of the regulated activities, this shortfall had to be financed by the utilities indicated in the Royal Decree-Law on the basis of the percentages established therein. ENDESA must finance 44.16% of the shortfall (see Note 7-a). Royal Decree-Law 3 /2006 approved, inter alia, the following measures aimed at reducing the shortfall in revenue from regulated activities: 1. Since 3 March 2006, the electricity sale and purchase bids presented simultaneously by players belonging to the same corporate group in the daily and intra-daily electricity production markets have been treated in the same way as bilateral physical contracts settled at a price based on objective and transparent electricity market prices. This Royal Decree-Law set a provisional price of EUR 42.35/MWh in this connection, although the definitive price must be set by the government on the basis of market prices, as provided for in the aforementioned Royal Decree-Law. 2. Generation revenue must be reduced to take into account the effect of the internalisation in the setting of the wholesale market prices by the greenhouse gas emission allowances allocated for no consideration under the Allocation Plan for 2006/2007. As the date of official preparation of these consolidated financial statements, the government had not yet established either the definitive price to be applied to a producer's power sales to a distributor that are treated in the same way as sales under a physical bilateral contract or the amount to be deducted from generation revenue in order to take into account the effect of the internalisation on electricity prices of the allocation for no consideration of the greenhouse gas emission allowances. In order to estimate both the shortfall in revenue from regulated activities to be financed by ENDESA and the amount thereof to be recovered, which are recognised in the Balance Sheet at 31 December 2006, it was assumed that the electricity sales made by the producers to the distributors of a single corporate group will be settled at the provisional price of EUR 42,35/MWh and that for ENDESA there was a deduction of EUR 121 million in application of the reduction provided for in Royal Decree-Law 3/2006 in connection with the greenhouse gas emission allowances allocated for no consideration. The amount which ENDESA finally has to contribute to finance the shortfall in revenue from regulated activities, and the amount to be recovered in this connection will depend on the amounts that the government will finally establish for the two items indicated in the previous paragraph. The impact of the change in the definitive amount of the shortfall will only affect accounts receivable and payable in the Balance Sheet of ENDESA's financial statements, there will be no impact on the income statement, since both the possible impact of an increase in the price of the sales from Endesa Generacion to Endesa Distribucion above EUR 42.35/MWh and the change in the deduction relating to the greenhouse gas emission allowances received for no consideration, will be borne by Endesa Generacion. Royal Decree 1634/2006 provides for the reimbursement with a charge to electricity tariff revenue for the coming years of the shortfall in revenue from regulated activities for 2006 resulting from the settlements made by the CNE using the methodology in force. This reimbursement will be made to all the utilities that have financed the shortfall on the basis of the amounts actually contributed by each utility, including the borrowing costs incurred. Royal Decree 1634/2006 established provisionally the first annual payment to recover the shortfall in revenue from regulated activities for 2006. This annual payment amounts to EUR 173 million for the industry taken as whole. Also, Royal Decree 1634/2006 acknowledges ex-ante the existence of a shortfall in revenue from regulated activities that will arise in the period from 1 January 2007 to 31 March 2007, which amounts to EUR 750 million. In addition, it establishes that the Royal Decrees modifying the electricity tariffs in 2007 will acknowledge ex ante the existence of a revenue shortfall in the settlements of regulated activities in whose calculation the shortfall or surplus from preceding quarters will be taken into account up to a maximum amount of five times the aforementioned amount. This shortfall will be financed with the income received from the assignment of the collection rights associated with the shortfall to third parties, which will be done through an auction process. The collection rights assigned will consist of the right to receive a given percentage of the monthly takings of the electricity system regulated by supply tariffs and access tariffs. This percentage, which will be the amount resulting from the straight-line recovery over 15 years of the amounts contributed, will be established by Royal Decree and will be revised annually. h) PROVISIONS FOR PENSIONS AND SIMILAR OBLIGATIONS The Company's employees are participants in the Endesa Group Employee Pension Plan, comprising, basically two groups with different types of benefits: - Employees who joined the Company from 1997 onwards are participants in a defined contribution plan for retirement, and a defined benefit plan for disability and death of serving employees, as coverage for which the appropriate insurance policies have been taken out. - Other employees (of a closed number since no new employees can be included). This group comprises electricity employees of the former ENDESA, whose pension plan is a defined benefit plan for retirement, disability and death, for both present and former employees. The predetermined nature of the benefits for retirement and their full coverage eliminate in full any risk relating thereto. The other benefits are also guaranteed through insurance contracts. Therefore, except as regards the death of retired employees, the monitoring required for this system does not differ significantly from that required for the mixed plans described above. Pursuant to current legislation, past services were externalized and, accordingly, no provision is made in this connection. As a result of the corporate reorganization carried out in the Endesa Group companies, the new companies assumed all the commitments to employees which the original companies had. As a result of the formation of the Endesa Group Employee Pension Plan, effective from 1 January 2005 onwards, the pension commitments were transferred to the company in which each worker is currently employed. The contributions to the defined contribution plans and those made to the insured plans are recognised in the income statement. The Company has covered the obligations arising from the aforementioned commitments with the amounts recognised in the balance sheet at 31 December 2006. i) OTHER PROVISIONS The Company recognises provisions for contingencies and charges, on the basis of its best estimate of the amount required for probable or certain quantifiable thirdparty liability arising from litigation in progress, indemnity payments or obligations, outstanding expenses of undetermined amount, and collateral and other similar guarantees provided by the Company. This provision is recorded when the liability or obligation giving rise to the indemnity or payment arises. In accordance with this policy, the Company recognised provisions for the various collective redundancy procedures affecting serving employees and those who have taken early retirement. The plans guarantee that the employees will receive a given amount during their early retirement period and, in some cases, a lifelong pension once they have reached early retirement age if their social security pensions have been reduced. At 31 December 2006 two types of plans were in force: 1) Collective redundancy procedures approved prior to the corporate restructuring in 1999. The employees are entitled, based on the collective redundancy procedures approved at each company, to take early retirement between the ages of 50 and 55 in the period from 1998 to 2005; an extension until 2007 has been approved in this connection for organizational reasons. 2) Voluntary redundancy plan approved in 2000. The plan affects employees with at least ten years of service acknowledged in the group of companies affected at 31 December 2005. Employees aged 50 or more at 31 December 2005 are entitled to adhere to a pre-retirement plan at the age of 60, of which they may avail themselves between the ages of 50 and 60, provided that there is an agreement between the employee and the company concerned. For the Plan to apply to employees younger than 50 at 31 December 2005, the written request of the employee and acceptance thereof by the company are required. In February 2006 the Directorate-General of Employment modified the initial Resolution of this Plan so that the terminating effect thereof for both employees older and younger than 50 years of age could arise after 31 December 2005.

The total number of employees considered in the appraisal of the aforementioned two plans is 221, of whom 155 have not yet left the Company. They include certain executives who while retaining their entitlements, have been retained at the request of the Company. The economic conditions applicable to the employees who avail themselves of these plans are basically as follows: - The Company will pay the employee, from his contract termination date until the first possible retirement date after the unemployment benefits have ended and, at the very latest, until the ex-employee in question, reaching retirement age vests the right, termination benefits based on his last annual salary payment, updated in line with the CPI. - The unemployment benefits and subsidies received, as well as any other amounts of official benefits for early retirement received prior to the date of definitive retirement, will be deducted from the resulting amounts. The Company recognises the total amount of the expense relating to these plans when the obligation arises, either because employees have a unilateral right to avail themselves of the plan or because there is an individual or collective agreement with employees or a genuine expectation that such an agreement will be reached that will enable the employees to cease working for the Company. The obligation is determined by means of the related actuarial study which is reviewed annually. The losses or gains arising due to changes in the assumptions, mainly the discount rate, are recognised in the income statement. The assumptions used for the actuarial calculation of the obligations arising under these collective redundancy procedures are the GRM/F 95 mortality tables and an assumed interest rate of 4.01% and CPI of 2.3%. j) CLASSIFICATION OF DEBT Debts maturing in under 12 months from year-end are classified as current liabilities and those maturing at over 12 months as non-current liabilities.

k) INCOME TAX The Income Tax expense is calculated on the basis of accounting profit before taxes, increased or decreased, as appropriate, by the permanent differences from taxable profit, net of tax relief and tax credits, excluding tax withholdings and prepayments. The tax effect of timing differences between the accounting profit and the taxable profit is recorded under Deferred Tax Assets or Deferred Tax Liabilities, as appropriate. The deferred tax assets, tax assets and unused tax credits are recognised if their recovery is reasonably assured. ENDESA files consolidated income tax returns as the head of a consolidated tax group made up of the companies that meet the related legal requirements. On 28 November 2006 the Law on Personal Income Tax and partially amending the Spanish Corporation Tax, Non-Resident Income Tax and Wealth Tax Laws was approved. The amendment of the corporation tax establishes that the 35% tax rate applicable until 2006 will be reduced to 32.5% for periods commencing from 1 January 2007 and to 30% for those commencing from 1 January 2008. This reduction of the tax rate has led to a decrease in the value of the tax assets and tax liabilities recognised in the Balance Sheet at 31 December 2006 for a net amount of EUR 37 million which was recognised as an expense in Income Tax in the 2006 income statement. l) FOREIGN CURRENCY TRANSACTIONS Foreign currency balances are translated to euros at the exchange rates prevailing at the transaction date. At 31 December each year, the outstanding balances of these transactions are reflected in the balance sheet at the exchange rates ruling at that date, except in the case of transactions for which the exchange rates at maturity have been hedged, which are recorded at the hedged exchange rates. Positive and negative exchange differences arising on each account payable and receivable are classified by due date and currency, and for this purpose currencies which, although different, are officially convertible in Spain are grouped together.

The negative differences in each group of currencies and the positive differences which have been realised or which offset negative differences arising in the current year or in prior years are allocated to income. The unrealised positive differences in each group of currencies are included under Deferred Income on the liability side of the balance sheet until they are realised. m) REVENUE AND EXPENSE RECOGNITION Revenue and expenses are recognised in the Income Statement on an accrual basis. In accordance with the accounting principle of prudence, the Company only recognises realised revenue at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known. n) FINANCIAL DERIVATIVES AND HEDGING TRANSACTIONS The financial derivatives held by ENDESA relate basically to interest rate and exchange rate hedging transactions since they are intended to eliminate or significantly reduce such risks in the transactions carried out. The premiums paid for these derivatives are deferred and allocated to income each year by the matching method. The gains or losses arising during the term of these transactions are allocated to income by the same timing of recognition method as that used to record gains or losses arising on the underlying asset or transaction hedged by these derivatives. Exchange differences arising in the year and exchange differences at year-end are recorded as described in Note 4 l.

5.- INTANGIBLE ASSETS The variations in Intangible Assets in 2006 were as follows: Millions of Euros Balance at Investments and Balance at 31/12/05 Provisions 31/12/06 INTANGIBLE ASSETS Concessions, patents, licenses, trademarks and other 12 - 12 Computer software 49 20 69 Total 61 20 81 ACCUMULATED AMORTISATION Concessions, patents, licenses, trademarks and other (11) (1) (12) Computer software (18) (8) (26) Total (29) (9) (38) 6.- PROPERTY, PLANT AND EQUIPMENT The variations in Property, plant and equipment in 2006 were as follows: Millions of Euros Balance at Additions and Retirements or Balance at 31/12/05 Charge for the Year Reductions 31/12/06 PROPERTY, PLANT AND EQUIPMENT Land and buildings 4 - (4) 0 Other fixtures, machinery, tools, furniture and other items of property, plant and equipment 16 - - 16 Total 20 - (4) 16 ACCUMULATED DEPRECIATION Other depreciation (9) (2) 2 (9) Total (9) (2) 2 (9)

7.- LONG AND SHORT-TERM INVESTMENTS The variations in 2006 in Long-Term Investments were as follows: Millions of Euros Additions and Retirements Transfers and Balance at 31/12/05 Charge for the Year or Reductions Amounts Used Balance at 31/12/06 Investments in Group companies 22,046 50 - - 22,096 Loans to Group companies 75 - (75) - 0 Investments in associates 9 29 (27) (9) 2 Long-term investment securities 3 - (1) 9 11 Other loans 1,623 1,490 (1,723) (36) 1,354 Long- term deposits and guarantees given 110 5 (12) - 103 Allowances (369) (355) 76 - (648) Deferred tax assets (Note 12) 382 137 (211) - 308 Total 23,879 1,356 (1,973) (36) 23,226 The variations in 2006 in Short-Term Investments were as follows: Millions of Euros Balance at Balance at 31/12/05 Change 31/12/06 Loans to Group companies (Note 14) 1,838 (485) 1,353 Loans to associates 1 (1) 0 Short-term investment securities 1 - 1 Other loans 0 37 37 Total 1,840 (449) 1,391 Following is the detail of the investments in Group companies and associates at 31 December 2006 together with the data on these companies at that date. The net worth data on the companies relates to information on the individual companies, whereas the net carrying amount was calculated and recorded based on consolidated data according to generally accepted accounting principles in Spain for the companies which head a group of subsidiaries:

Group companies: Millions of Euros Company Location Line of Business % of Direct Ownership Share Capital Reserves Interim Dividends Profit 2006 Net Carrying Amount Dividends Received ENDESA ENERGIA, S,A, - Madrid Marketing of energy products of all types 100.00 13 (69) (85) 164 14 84 ENDESA GENERACION, S,A, - Seville Generation of electricity 100.00 1,945 1,951 (1,352) 1,368 3,891 1,352 ENDESA RED, S,A, - Barcelona Distribution of electricity 100.00 730 739 (302) 302 1,460 302 INTERNACIONAL ENDESA, BV - Netherlands Management of international financing 100.00 16 5 - 4 18 4 ENDESA SERVICIOS, S,L, - Madrid Services 100.00 90 27 - 12 127 0 ENDESA INTERNACIONAL, S,A, - Madrid The Endesa Group's international business 100.00 1,500 581 - 28 3,193 114 ENDESA PARTICIPADAS, S,A, - Madrid Portfolio company 100.00 328 116 (40) 93 496 40 ENDESA FINANCIACION FILIALES, S,A, - Madrid Management of subsidiary financing 100.00 4,621 4,623 (236) 236 9,242 238 TENEGUIA GESTION FINANCIERA , S,L,U, - Las Palmas de Gran Canaria Financial management 100.00 20 - - 2 20 1 TENEGUIA GESTION FINANCIERA, S,L, SOCIEDAD COMANDITARIA - Las Palmas de Gran Canaria Financial management 94.45 1,567 1 (48) 51 1,480 50 ENDESA EUROPA, S,L,U, Madrid Electricity-related businesses in Europe 100.00 367 1,073 (145) 172 1,468 158 BOLONIA REAL STATE, S,L, - Madrid Real estate business 100.00 - 47 - - 47 0 COMPOSTILLA RE, S,A, - Luxembourg Reinsurance 99.9 3 - - (1) 3 0 TOTAL 21,459 2,343 Additionally, ENDESA owns all the shares of Endesa Capital, S.A. Endesa North America INC., Sociedad de Gestion de Activos de Generacion, Sociedad de Gestion de Activos de Distribucion, Nueva Compania de Distribucion Electrica 4, Apamea 2000 and Nubia 2000. The carrying amount of these companies is less than EUR 1 million. Associates: Millions of Euros Company Location Line of Business % of Direct Ownership Share Capital Reserves Interim Dividends Profit 2006 Net Carrying Amount Dividends Received MEDGAZ - Madrid Construction of an underwater gas pipeline 3.79 28 - - - 1 - TOTAL 1 0 ENDESA also owns 45% of Proyecto Almeria Mediterraneo Company, which has a carrying amount of less than EUR 1 million.

a) MAIN CHANGES IN 2006 Investments in Group companies - Non-monetary contributions (see appendix) In December 2006 ENDESA contributed to Bolonia Real Estate, S.L. the investment in Neinver Bolonia, S.L. which was acquired on 28 September 2006. This contribution was valued at EUR 27 million. Other transactions In April 2006 Compostilla Re, S.A. was incorporated with share capital of EUR 3 million, 99.9% of which was subscribed by ENDESA. In December 2006 Bolonia Real Estate, S.L., carried out a capital increase additional to the increase carried out through the aforementioned contribution of Neinver Bolonia, S.L. This increase was subscribed in full by ENDESA with a disbursement of EUR 20 million and, accordingly, at 31 December 2006 the ownership interest in this company amounted to EUR 47 million. Loans to Group companies The balance at 31 December 2006 of loans to Group companies was EUR 1,353 million, all short-term. Of this amount EUR 366 million relate to accounts receivable from Group companies as a result of filing consolidated Income Tax returns and EUR 984 million to interim dividends from subsidiaries, declared in 2006 and payable in March 2007. No interest is earned on these amounts. Investments in associates On 28 September 2006 Neinver Bolonia, S.L. was formed for EUR 27 million and the ownership interest in this company was contributed in December 2006 to Bolonia Real Estate, S.L. In November 2006 3.79% of the shares of Medgaz were acquired for EUR 1 million.

The 3% ownership interest in Red Electrica de Espana, S.A. was transferred to Long-Term Investment Securities. Other loans At 31 December 2005 the amount recognised for the shortfall in revenue from regulated activities generated in 2005 amounted to EUR 1,581 million, relating to the best estimate on the date of preparation of the 2005 financial statements. The difference between the shortfall recognised at the end of 2005 and the definitive shortfall, which amounted to EUR 1,692 million, did not have any effect on net worth, since it resulted in a higher than forecast payment to finance it and a higher amount collected for its recovery. On 20 November 2006, ENDESA entered into an agreement for the assignment of all the collection rights relating to the shortfall in revenue from regulated activities in Spain for 2005 with BNP Paribas and Banesto. The proceeds from the sale amounted to EUR 1,675 million. This amount could be modified on the basis of the possible changes that might arise in certain variables in the settlement of the collection rights with respect to the amount used in calculating the purchase price. The analysis performed disclosed that the Group has transferred substantially all the risks and rewards of ownership of the collection rights relating to the shortfall in revenue from regulated activities in 2005 and, therefore, it derecognised this Balance Sheet asset. In 2006 the shortfall in revenue from regulated activities which must be financed by ENDESA estimated by Company Management amounted to EUR 1,342 million, after deducting the EUR 121 million that it is considered Endesa Generacion will pay for the reduction relating to the greenhouse gas emission allowances received for no consideration. This amount was recognised on the asset side of the balance sheet at 31 December 2006 under Long-Term Investments - Other Loans and Short-Term Investments - Other Loans, for EUR 1,315 million and EUR 27 million, respectively. The EUR 121 million receivable from Endesa Generacion were recognised under Receivable from Group Companies on the asset side of the Balance Sheet at 31 December 2006 (see Note 14).

Deposits and guarantees given This balance at 31 December 2006 includes EUR 103 million relating to the deposit given to secure the payment of the future services of the employees included in the defined benefit subplan of the ENDESA employment-based pension plan (see Note 4-g). Deferred tax assets The balance at 31 December 2006 relates to deferred tax assets amounting to EUR 308 million. The changes in 2006 are detailed in Note 12. b) EFFECT OF NOT CONSOLIDATING ENDESA's financial statements are presented in compliance with current Spanish corporate law. However, ENDESA and the Group companies are managed on a consolidated basis. Consequently, the financial statements of ENDESA, which acts basically as a holding company, do not reflect the financial and net-worth changes that result from applying consolidation methods to its holdings or the transactions carried out by them, some of which are in line with the Group's global strategy. These variations are reflected in the 2006 consolidated financial statements of the Endesa Group. The main aggregates of ENDESA's 2006 consolidated financial statements, prepared in accordance with Final Provision Eleven of Law 62/2003, of 30 December, applying the International Financial Reporting Standards approved by European Commission Regulations, are as follows: Millions of Euros 2006 Total Assets 54,088 Net worth: 15,936 - Of the Parent 11,291 - Of the minority shareholders 4,645 Income 20,580 Profit for the year: 3,798 - Of the Parent 2,969 - Of the minority shareholders 829

8.- TREASURY SHARES At 31 December 2006, the Company held no treasury shares and no transactions were carried out in this connection in 2006. 9.- SHAREHOLDERS' EQUITY The changes in Shareholders equity in 2006 were as follows: Millions of Euros Balance at 31/12/05 Distribution of Profit Profit for the year Interim Dividend Other s Balance at 31/12/06 Share capital 1,271 1,271 Share premium 1,376 1,376 Legal reserve 285 285 Revaluation reserve 1,714 1,714 Mining depletion reserve Law 6/1977 40 40 Reserve for accelerated depreciation Royal Decree Law 2/1985 1 1 Merger reserve 2,048 2,048 Voluntary reserve 807 807 Reserve for retired capital 102 102 Canary Islands investment reserve 24 24 Differences due to the adjustment of share capital 2 2 Retained earnings 213 436 (1) 648 Profit for the year 2,977 (2,977) 1,805 1,805 Interim dividend (323) 323 (529) (529) TOTAL SHAREHOLDERS' EQUITY 10,537 (2,218) 1,805 (529) (1) 9,594 a) SHARE CAPITAL At 31 December 2006, the share capital of ENDESA consisted of 1,058,752,117 fully subscribed and paid bearer shares of EUR 1.20 par value each. The foregoing number includes 15,952,756 shares listed in the form of American Depositary Receipts (A.D.R.s.) on the New York Stock Exchange. Also, the shares of ENDESA are traded on the Santiago de Chile Off-Shore Stock Exchange. On 16 November 2006, the Spanish National Securities Market Commission (CNMV) authorised the takeover bid for all the shares of ENDESA presented by E.On Zwolfte Verwaltungs GmbH (E.On), a subsidiary of E.On AG. E.On's bid is conditional upon the acquisition of at least 529,481,934 shares of ENDESA, representing 50.01% of its share capital.

b) SHARE PREMIUM The consolidated Spanish Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use. c) LEGAL RESERVE Under the Consolidated Spanish Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. At 31 December 2006 ENDESA's legal reserve had exceeded the 20% minimum stipulated by the Companies Law. d) REVALUATION RESERVES On 31 December 1996, the Company revalued its Property, plant and equipment pursuant to Royal Decree-Law 7/1996, giving rise to a surplus of EUR 1,776 million. After deduction of the 3% tax, the net balance of EUR 1,722 million was credited to Revaluation Reserve Royal Decree-Law 7/1996, of 7 June. The aforementioned balance can be used, free of tax, to offset recorded losses (both prior years' accumulated losses and current year losses) or losses which might arise in the future, and to increase share capital. From 1 January 2007 (ten years from the date of the balance sheet reflecting the revaluation), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax. Pursuant to Royal Decree-Law 7/1996, until 31 December 2006 EUR 5 million of this account had been used to offset losses on sales of revalued assets made prior to the review by the tax inspection authorities of the asset revaluation. Also, as a result of the aforementioned tax review, the balance of the revaluation reserve was reduced by EUR 3 million in 1999. The revalued assets were contributed to the related companies on 1 January 2000, as a result of the corporate restructuring process carried out by the Endesa Group. e) MINING DEPLETION RESERVE The use of this reserve is restricted by Legislative Royal Decree 4/2004 approving the Consolidated Spanish Corporation Tax Law, and if it is used in any way not permitted thereby, the account balance would be subject to the applicable taxes. 10.- PROVISIONS FOR CONTINGENCIES AND CHARGES The balance of Provisions for Contingencies and Charges at 31 December 2006 relates to the following:EUR 123 million relating to the coverage of the future obligations arising from the restructuring plans set out in the collective redundancy procedures (Note 4-h).Costs related to various staff commitments for EUR 12 million.Costs relating to liability arising from third-party claims, litigation and other contingencies totalling EUR 34 million.

The changes under this heading in 2006 were as follows: Millions of Euros Beginning balance 253 Provisions: 19 - Staff costs 2 - Finance costs 4 - Extraordinary expenses (Note 15) 13 Amounts used: (103) - Payments (8) - Extraordinary income (Note 15) (95) Ending balance 169 Of the amount used, EUR 55 million relate to the favourable decisions or judgment decisions handed down in 2006 with respect to certain lawsuits for which provisions had been recorded at 2005 year-end, EUR 40 million to the reversal of provisions for thirdparty liability relating to investments in subsidiaries given the positive evolution of their net worth. At 31 December 2006, the financial statements include the provisions that the Company's directors consider reasonable to cover all the liabilities arising from litigation, arbitration and contingencies existing at that date, details of the most noteworthy provisions, by amount are included in Notes 12 and 13. 11.- ACCOUNTS PAYABLE a) DEBENTURES AND OTHER MARKETABLE DEBT SECURITIES The detail of outstanding debentures and promissory notes at 31 December 2006 is as follows: Millions of Euros Maturing in: Balance at 31/12/06 2007 2008 2009 Debentures and other marketable debt securities 500 500 Accrued interest payable 18 18 Total 518 18 0 500 All debentures are denominated in euros. In 2006 no debentures were redeemed. On the other hand, short-term promissory notes amounting to EUR 170 million were redeemed. Interest accrued amounted to EUR 22 million.

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The average interest rate in the year for these transactions was 4.25%.

b) BANK BORROWINGS

The breakdown, by due date, of the balance of the Company's bank borrowings at 31 December 2006 is as follows:

		Millions of Euros					
		Due in:					
	Balance at 31/12/06	2007	2008	2009	2010	2011	Other
Bank borrowings	4,793	282	121	139	438	3,275	538
Interest payable	39	39					
Total	**4,832**	**321**	**121**	**139**	**438**	**3,275**	**538**

All bank borrowings are denominated in euros.

In 2006 the Company repaid long- and short-term debts to credit institutions amounting to EUR 728 million and drew down EUR 2,081 million. The interest accrued in 2006 amounted to EUR 141 million. The average interest rate in 2006 was 3.28% on the bank borrowings.

c) LONG- AND SHORT-TERM PAYABLES TO GROUP AND ASSOCIATES

The detail of the balances payable to Group companies at 31 December 2006 is as follows:

		Millions of Euros					
		Due in:					
	Balance at 31/12/06	2007	2008	2009	2010	2011	Other
Group companies (Note 14)							
Financial debt							
Euros	8,527	775	0	305	0	7,235	212
Accrued interest payable	171	171					
Other payables	475	475					
Total	**9,173**	**1,421**	**0**	**305**	**0**	**7,235**	**212**

In relation to the financial debt, in 2006 EUR 354 million were drawn down against that of Endesa Financiación Filiales, S.A., and the short-term debt of EUR 665 million relating to International Endesa B.V. was repaid.

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In 2006 the average interest rates relating to the debt held with both companies was 4.11% and 3.06% respectively. Other Payables includes mainly a balance of EUR 461 million payable to Group companies as a result of filing consolidated income tax returns. d) CREDIT LINES AVAILABLE At 31 December 2006, ENDESA had unused credit lines totalling EUR 5,854 million. This amount is higher than the working capital deficiency at 31 December 2006, and, accordingly, it covers all the Company's short-term financing needs. 12.- TAX MATTERS In 2006 ENDESA was taxed as the parent of tax group 42/98 under the consolidated tax regime provided for in Legislative Royal Decree 4/2004 approving the Consolidated Spanish Corporation Tax Law. Income Tax is calculated on the basis of the accounting profit determined by application of generally accepted accounting principles in Spain, which does not necessarily coincide with taxable profit. In the Company's Income Statement for 2006, the amount relating to income tax was recognised as income of EUR 240 million. The reconciliation of accounting profit to taxable profit is as follows: Millions of Euros Accounting profit before tax 1,565 Permanent differences Increases 22 Decreases (2,308) Timing differences Increases 392 Decreases (180) Taxable base (509) Tax charge 35% (178) Tax credits and tax relief (86) Tax refundable (264)

The reconciliation of the tax refundable to the income tax expense is as follows: Millions of Euros Tax refundable (264) Net tax effect of timing differences (74) Prior years' tax credits taken 59 Prior years' regularisations 2 Effect of tax rate reduction 37 Income tax expense (240) The increases due to permanent differences in 2006 relate basically to the provisions recorded for third-party liability and contributions to entities regulated by Law 49/2002, of 23 December, on the Tax Regime for Not-for-Profit Entities and on Tax Incentives for Patronage. The decreases arose mainly as a result of the dividends of the consolidated group companies and the reversal of provisions. The increases due to timing differences relate to provisions recorded for pension funds, collective redundancy procedures, third-party liability and provisions for long-term investments. The decreases relate to the provisions for pensions, collective redundancy procedures, third-party liability and long-term investments used, and to the externalization of pensions and collective redundancy procedures. In 2006 the Company reported tax credits totalling EUR 27 million, of which EUR 18 million related to double taxation tax credits, EUR 8 million to tax credits to encourage the performance of certain activities and for contributions to entities regulated by Law 49/2002 and EUR one million to the reinvestment tax credit provided for in Article 42 of Legislative Royal Decree 4/2004. All the tax credits earned were recorded regardless of whether or not they were taken in the year, as permitted by the Spanish Accounting and Audit Institute (ICAC) Resolution dated March 15, 2002. The changes in tax assets relating to tax losses and tax credits in the year and the balances available for use in future years are shown in the following table. Also the difference between the tax charge allocated to the current year and prior years and the tax already paid or payable for such years is recorded in "Deferred Tax Assets" and "Deferred Tax Liabilities" in the accompanying balance sheets at 31 December 2006 and 2005. The changes in these accounts in 2006 are also shown in the following table:

Tax Loss and Tax Credit Carryforwards Deferred Tax Asset Deferred Tax Liability Balance at 31 December 2005 8 382 (28) Timing differences arising in 2006 137 Reversal of timing differences arising in prior years (63) Recovery of prior years' tax credits (59) Prior years' regularisations 66 (106) (2) Effect of tax rate reduction (42) 5 Balance at 31 December 2006 15 308 (25) Prior years' regularisations relate basically to the adjustment due to the effect of the settlement of 2005 Income Tax, and to various changes arising from the audit of the years from 1998 to 2001. The detail of the income in relation to which the tax credit provided for in Article 42 of Legislative Royal Decree 4/2004 was taken and the years in which the related amounts were reinvested by both the Company and the other tax group companies as permitted in Article 75 of Legislative Royal Decree 4/2004, is as follows: Year in which the Tax Credit was Taken Income for which the Tax Credit was Taken (Millions of Euros) Years in which the Reinvestment was Made 2003 1 2003 2005 2 2005 2006 1 2006 Note 7-a to the financial statements describes the corporate reorganization transactions that affected the Company in 2006, which are subject to the tax regime established in Chapter VIII of Title VII of Legislative Royal Decree 4/2004, which relate to the special non-monetary contribution to BOLONIA REAL STATE, S.L., of the investment in NEINVER BOLONIA, S.L. The Company's notes to the financial statements for the years from 1999 to 2005 include the disclosures required by Article 93 of the aforementioned Legislative Royal Decree in relation to the corporate restructuring transactions carried out in prior years. In 2006, tax assessments were issued against the Company totalling EUR 71 million relating to the years from 1998 to 2001. The Company has the years from 2002 to 2006 open for review by the tax inspection authorities for all the taxes applicable to it.

The most noteworthy tax litigation is as follows: Until 31 December 1996, ENDESA and its subsidiaries were taxed for income tax purposes as part of the Consolidated Tax Group whose parent was Sociedad Estatal de Participaciones Industriales (SEPI). The Spanish Corporation Tax Law provides that companies leaving the group are entitled to take tax credits not used by the group to the extent that those companies contributed to the generation thereof. Accordingly, the financial and tax inspection authorities issued reports to ENDESA and Unelco acknowledging the right of these companies to take the investment tax credits that they had generated from 1992 until 1996 from 1997 onwards. However, subsequently, as a result of the inspection conducted at SEPI, the financial and tax inspection authorities took, in the preliminary report issued to the SEPI Group relating to 1996, all or some of the tax credits generated from 1992 through 1996 by the ENDESA Group companies. On 14 June 2001 the Secretary of State for Finance handed down two separate decisions declaring the preliminary reports issued to ENDESA and Unelco, in which their right to take the tax credits generated in the aforementioned years was acknowledged, to be injurious. Proceedings for judicial review as a result of the aforementioned decisions were brought at the National Appellate Court, which dismissed the tax authorities' claims, and, accordingly, this body has appealed to the Supreme Court. The financial and tax inspection authorities also issued preliminary assessments to ENDESA disallowing its right to take the tax credits generated from 1992 through 1996. These assessments, except for those initiated in 1996 on which a decision is awaited, were adjudged to be null and void by the Central Economic - Administrative Tribunal. Lastly, the National Appellate Court adjudged the preliminary assessment issued to SEPI in relation to 2006, in which the tax credits were taken, to be null and void. A cassation appeal against the National Appellate Court's decision has been filed at the Supreme Court. The maximum amount of the tax credits that could be affected by the outcome of the proceedings described above is EUR 69 million. The Company's directors consider that this tax litigation will not give rise to any net worth deficiency.

13.- GUARANTEE COMMITMENTS TO THIRD PARTIES AND OTHER CONTINGENT LIABILITIES a) GUARANTEES PROVIDED TO THIRD PARTIES At 31 December 2006 the main guarantees provided by ENDESA were the following: Guarantee of EUR 5,037 million for International Endesa, B.V. for the financing obtained by this company, which was subsequently provided to ENDESA and to another group subsidiary. A subordinated guarantee for the issuance of perpetual preferred shares of its subsidiary Endesa Capital Finance, LLC amounting to EUR 1,500 million. Guarantees of EUR 1,979 million for Endesa Capital, S.A., for financing obtained by this company, which was subsequently provided to ENDESA and another group subsidiary. Guarantee amounting to EUR 33 million at year-end relating to 40% of two loans granted by the European Investment Bank to TIRME. A guarantee for a portion of the financing granted by a group of financial institutions to ELCOGAS. The amount guaranteed is EUR 126 million, which relates to 42% of the investment in the ENDESA Group. A guarantee for an account payable of EUR 52 million, during the Sagunto, S.A. regasification plant investment phase, based on the Group's ownership interest in this company. Guarantee to cover the commercial risks involved in the USD 40 million loan granted by Central American Bank for Economic Integration to the project company, Empresa Propietaria de la Red. At 31 December this loan had not been drawn down. The renewable energies subsidiary of the Endesa Group, ECYR, has a 55% ownership interest in Proyectos Eolicos Valencianos. The company's financing is jointly secured by the shareholders during the construction phase, in proportion to their respective ownership percentages. ENDESA is the guarantor for the portion relating to ECYR and, accordingly, the amount guaranteed by it at 31 December 2006 was EUR 12 million. Guarantees amounting to EUR 152 million provided to third parties for Endesa Trading to cover the risk involved in electricity purchase and trading operations.

Also, ENDESA has provided guarantees for various Group companies to secure sundry commitments amounting to EUR 1,158 million, the most noteworthy of which relate to Endesa Energia (EUR 153 million), Endesa Generacion (EUR 300 million), Endesa Distribucion Electrica (EUR 528 million), Endesa Europa (EUR 22 million), ECYR (EUR 44 million), CARBOEX (EUR 24 million) and Endesa Trading (EUR 26 millions). Management of ENDESA considers that no material liabilities will arise for the Company as a result of the guarantees provided. b) INSURANCE The Company has taken out insurance policies to cover the possible risks of subsidiaries in which it has an ownership interest of 50% or more, covering possible damage to which the various items of property, plant and equipment of these companies are subject, with limits and coverage that are adequate for the types of risk involved and for the countries in which they operate. Any third-party claims that might arise as a result of the performance of their business activities are also covered. c) DERIVATIVES TRANSACTIONS At 31 December 2006 the national and market values of the derivatives contracts were as follows: In Millions of Euros Nominal Value Market Value 31/12/06 31/12/06 In euros COLLARS 100 0 INTEREST RATE SWAPS 5,029 19 CAP SPREAD 1,500 5 Subtotal 6,629 24 In foreign currencies INTEREST RATE SWAPS 66 1 CURRENCY SWAPS 76 (11) FORWARDS 1,134 (2) OPTIONS 165 (2) Subtotal 1,441 (14) TOTAL 8,070 10 The notional contracted amount for the contracts entered into do not reflect the actual risk assumed by the Company, since these amounts only constitute the basis on which the derivative settlement calculations were made. Market value corresponds to the present value of the cash flows which the derivative is expected to generate.

The results of these transactions are included in the calculation of the average financial cost of the debt detailed in Note 11. d) OTHER CONTINGENCIES At the date of preparation of these consolidated financial statements, the main lawsuits or arbitration proceedings involving the Company were as follows: - ENDESA and Endesa Generacion, S.A. brought action against Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. for the formalisation of arbitration due to contractual breach of the economic terms stipulated in the agreement for the supply of natural gas dated 14 October 1998 detected by the auditor designated by the parties and due to the latter's refusal to supply to power plants which, in the opinion of the former, were included in the agreement. In turn, Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. brought action against ENDESA and Endesa Generacion, S.A. for the formalisation of arbitration with a view to seeking the voidness/resolution/amendment of the agreement due to the alteration of conditions in the gas market. The two arbitration procedures are currently in the process of setting up the arbitral tribunal and, accordingly, are pending the filing of complaints which specify and quantify the parties' specific claims. - A cassation appeal filed by ENDESA at the Supreme Court against a judgment of the National Appellate Court adjudging null and void the Order of 29 October 2002 regulating the costs of transition to competition (CTCs) for 2001, handed down in appeal for judicial review 825/2002 filed by Iberdrola, is currently being processed. Even if the judgment of the National Appellate Court is upheld, its enforcement is not expected to have a significant economic impact on the Company. - On 4 April 2006, Madrid Commercial Court number 3 resolved, at the request of ENDESA, to grant injunctive relief on the takeover bid submitted by Gas Natural SDG, S.A. for all the share capital of ENDESA, as well as on the effectiveness of the agreement between the former and Iberdrola, S.A. In an order dated 15 January 2007, the Madrid Provincial Appellate Court admitted the appeal filed by Gas Natural and lifted the injunctive relief granted by Madrid Commercial Court number 3. In accordance with the Civil Procedure Law, ENDESA provided a bond for any damage

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or loss that could be occasioned to the companies affected by the relief. The bond amounts to EUR 1,000 million, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes.

- In an order dated 28 April 2006 the Supreme Court granted injunctive relief on the agreement of the Council of Ministers dated 3 February 2006 approving, on certain conditions, the concentration resulting from the takeover bid of Gas Natural for all the share capital of ENDESA. On 17 November 2006, ENDESA filed an application for the amendment and, secondarily, lifting of the injunctive relief and, in an order dated 15 January 2007, the Supreme Court decided to lift the relief. At the appropriate time ENDESA submitted an extension of the bond provided to Madrid Commercial Court number 3 for any damage or loss which could be occasioned to the companies affected by the relief, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes.
- The Company's directors do not expect any material liabilities additional to the liabilities recorded in the accompanying balance sheet to arise as a result of the outcome of the aforementioned lawsuits and arbitration proceedings.

14.- TRANSACTIONS WITH GROUP COMPANIES AND ASSOCIATES

The detail of the balances at year-end and of the transactions in 2006 with Group companies and associates is as follows:

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Group Companies	Millions of Euros
	2006
Assets	
Accounts receivable	128
Short-term loans granted (Note 7)	1,353
Total	**1,481**
Liabilities (Note 11)	
Long-term financial liabilities	7,752
Short-term financial liabilities	946
Other current liabilities	475
Total	**9,173**
Purchases of non-current assets	20
Total	**20**
Expenses	
Finance costs	370
Other costs	26
Total	**396**
Income	
Revenue (Note 15)	254
Income from equity investments (Note 7)	2,343
Other finance income	8
Total	**2,605**

Associates	Millions of Euros
	2006
Income	
Other finance income	1
Total	**1**

The balance of the short-term loans granted to Group companies includes the net Income Tax receivables amounting to EUR 366 million and dividends out of 2006 profit amounting to EUR 984 million.

The long- and short-term financial liabilities to Group companies relate mainly to the financing of International Endesa, B.V. (EUR 1,212 million) and of Endesa Financiación Filiales, S.A. (EUR 7,235 million).

The revenue of EUR 254 million relates to billings for services provided to Group companies.

The finance costs relate mainly to the financing granted by International Endesa, B.V. and by Endesa Financiación Filiales, S.A. amounting to EUR 58 million and to EUR 310 million, respectively.

The dividends received from Group companies and associates are detailed in Note 7 to these financial statements.

186 | Annual Report 2006

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Contractual relationships with subsidiaries

ENDESA has entered into several contracts for services with its subsidiaries on an arm's-length basis. Also, ENDESA has arranged exchange rate hedging transactions with Endesa Generación, S.A. and Endesa Energía, S.A. Also an interest rate hedge exists between Endesa and International Endesa, B.V.

15.- INCOME AND EXPENSES

Revenue

Revenue amounted to EUR 254 million and relates in full to services provided to Group companies (Note 14).

Fees paid to auditors

The fees received from ENDESA by the Company's auditors in 2006 for their work relating to the audit of ENDESA's financial statements and the consolidation of the Group that it heads, excluding the fees relating to the audit of the subsidiaries' financial statements, amounted to EUR 5,684 thousand. These fees include the fees for the audit of the financial reporting internal control model required by the Sarbanes-Oxley Act.

Additionally, the auditor of the Company's financial statements received EUR 1,515 thousand in 2006 for other professional services, of which EUR 228 thousand corresponded to other audit-related services and EUR 1,287 thousand to sundry services.

Also, the services provided by other audit firms amounted to EUR 1,067 thousand of which EUR 447 thousand relate to other audits and audit-related services and EUR 619 thousand to sundry services.

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Extraordinary income and expenses

The detail of extraordinary income and expenses in 2006 is as follows:

Description	Millions of Euros	
	Income	Expenses
Net change in long-term investment valuation allowances (Note 7)		278
Provisions for third-party liability recorded and used (Note 10)	95	13
Losses on the sale of the 2005 shortfall in revenue from regulated activities (see Note 7-a)		30
Gains on non-current asset disposals	2	
Other extraordinary income and expenses	14	25
Total	**111**	**346**

The change in "Long-Term Investment Valuation Allowances" relates mainly to the provisions made at Endesa Internacional, S.A. amounting to EUR 354 million and a reversal of provisions for Endesa Participadas, S.A., Endesa Energía, S.A. and Endesa Servicios, S.L., for EUR 52 million, EUR 14 million and EUR 10 million, respectively.

16.- HEADCOUNT

The average number of employees in 2006, by category, was as follows:

Category	Average Headcount		
	Male Employees	Female Employees	Total
Executives and University Graduates	387	190	577
Further education college graduates	74	62	136
Middle management	11	82	93
Clerical staff and manual workers	5	34	39
Total	**477**	**368**	**845**

188 | Annual Report 2006

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17.- INFORMATION ON THE BOARD OF DIRECTORS AND SENIOR EXECUTIVES

1 REMUNERATION OF DIRECTORS

Article 40, Remuneration, of the corporate bylaws states that "the remuneration of the directors comprises the following items: fixed monthly emolument and a share in the profits. The overall annual remuneration for all the directors in connection with the aforementioned items shall be one per mil of the profits of the consolidated Group, as approved at the Annual General Meeting, although the Board of Directors may reduce this percentage in the years that it sees fit. All without prejudice to the provisions of Article 40.3 in connection with attendance fees.

The Board of Directors shall distribute the aforementioned amount between the items indicated above and among the directors in the form, time and proportion freely decided by it.

The members of the Board of Directors shall also receive fees for attending each session of the Company's managing bodies and their committees. The amount of such attendance fee shall not exceed the amount that, pursuant to the foregoing, is determined as the fixed monthly emolument. The Board of Directors may, within that limit, establish the amount of the attendance fees.

The remuneration provided for in the preceding paragraphs, derived from membership of the Board of Directors, shall be compatible with such other professional or employment-related income as might correspond to the directors for any other executive or advisory functions that they might discharge for the Company other than the supervisory and collective decision-making functions discharged by virtue of their capacity as directors, which shall be subject to the legal regime applicable to them.

In accordance with Article 130 of the Spanish Companies Law, the remuneration relating to profit sharing shall only be received by the directors after the requisite appropriations to the legal and bylaw reserves have been made and after a minimum dividend of 4% has been declared for the shareholders.

Therefore, the members of the Board of Directors of ENDESA received remuneration in their capacity as Company directors and the members of the Board of Directors who also discharge executive functions received their remuneration in this connection.

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In 2006 the fixed monthly emolument for each director was EUR 4,006.74 gross andthe fee for attending the meetings of the Board of Directors, Executive Committee,Appointments and Remuneration Committee and Audit and Compliance Committeeamounted to EUR 2,003.37 gross each.The detail of the remuneration received by the members of the Board of Directors in2006 is as follows:Fixed remunerationEurosMembers FixedEmolument RemunerationManuel Pizarro Moreno (1) 48,081 1,249,200Rafael Miranda Robredo (1) 48,081 1,124,280Alberto Alonso Ureba 48,081Miguel Blesa de la Parra 48,081Jose Maria Fernandez Cuevas 48,081Jose Manuel Fernandez Norniella 48,081Rafael Gonzalez-Gallarza Morales 48,081Francisco Nunez Boluda (3) 8,013Juan Ramon Quintas Seoane (2) -Francisco Javier Ramos Gascon 48,081Alberto Recarte Garcia-Andrade 48,081Manuel Rios Navarro 48,081Juan Rosell Lastortras 48,081Jose Serna Masia 48,081Subtotal 584,985 2,373,480TOTAL 2,958,465(1) At all the Endesa Group companies, the fixed remuneration of the Chief Executive Officer is 10% lower than that of theChairman.(2) Waives entitlement to remuneration other than attendance fees and similar.(3) Has not formed part of the Board of Directors since 25 February 2006.

Variable remunerationEurosMembersBenefits RemunerationManuel Pizarro Moreno 39,667 1,640,963Rafael Miranda Robredo (1) 39,667 1,431,187Alberto Alonso Ureba 39,667 -Miguel Blesa de la Parra (2) - -Rafael Espanol Navarro (5) 16,528 -Jose Maria Fernandez Cuevas 39,667 -Jose Manuel Fernandez Norniella 39,667 -Jose Fernandez Olano (5) 16,528 -Rafael Gonzalez-Gallarza Morales 39,667 -Francisco Nunez Boluda 39,667 -Jose Luis Oller Arino (5) 16,528 -Juan Ramon Quintas Seoane (3) - -Francisco Javier Ramos Gascon 39,667 -Alberto Recarte Gcia,-Andrade (4) 23,139 -Manuel Rios Navarro 39,667 -Juan Rosell Lastortras (4) 23,139 -Jose Serna Masia 39,667 -Subtotal 492,532 3,072,150TOTAL 3,564,682(1) The total variable remuneration of Rafael Miranda Robredo amounted to EUR 1,484,241 in 2006, although EUR 53,054 of"attendance fees of other companies" were discounted from this amount.(2) Waives entitlement to remuneration other than the fixed emolument, attendance fees and similar.(3) Waives entitlement to remuneration other than attendance fees and similar.(4) Have sat on the Board of Directors since 27 May 2005.(5) Have not formed part of the Board of Directors since 27 May 2005.

Attendance fees

Members	Euros
Manuel Pizarro Moreno	130,219
Rafael Miranda Robredo	130,219
Alberto Alonso Ureba	130,219
Miguel Blesa de la Parra	108,182
José María Fernández Cuevas	138,233
José Manuel Fernández Norniella	124,209
Rafael González-Gallarza Morales	62,104
Francisco Núñez Boluda (1)	16,027
Juan Ramón Quintás Seoane (2)	-
Francisco Javier Ramos Gascón	60,101
Alberto Recarte Gcía. Andrade	56,094
Manuel Ríos Navarro	66,111
Juan Rosell Lastortras	38,054
José Serna Masiá	60,101
TOTAL	1,119,883

(1) Has not formed part of the Board of Directors since 25 February 2006.
(2) No attendance during the year

Other remuneration

Members	Euros
Manuel Pizarro Moreno	4,342
Rafael Miranda Robredo	21,608
TOTAL	25,950

Advances and loans

Members	Euros
Rafael Miranda Robredo	375,379

These advances and loans were granted before the approval of the Sarbanes-Oxley Act in July 2002, and the terms and conditions thereof have not changed since that date. Of these amounts, EUR 32,802 in 2006 related to a loan bearing interest at Euribor plus 0.5 %.

192 | Annual Report 2006

Pension funds and plans: contributionsEurosMembersManuel Pizarro Moreno 441,772Rafael Miranda Robredo (1) 4,926,911(1) As a general rule, the Company has established a guarantee of future rights in respect of pensions and remuneration foremployees reaching certain ages and years of service (i.e. employees entitled to take early retirement). Therefore, of theamount for 2006, EUR 4,321,190 relate to premiums paid to cover the outstanding pension obligations for future years for theChief Executive Officer, as in the case of the other employees of the same age and with the same length of service.Life insurance premiumsEurosMembersManuel Pizarro Moreno 96,716Rafael Miranda Robredo 43,270Directors 129,680Guarantees provided by the Company to directorsIn connection with remuneration, the Company provided guarantees for the Chief ExecutiveOfficer amounting to EUR 12,525,120 in 2006 and, to cater for future accruals, a guaranteeof future remuneration rights, as in the case of the other employees of the same age andwith the same length of service (i.e. employees entitled to take early retirement). Theseguarantees vary exclusively in relation to the amount of the annual remuneration, whichgenerally entails an increase therein, and to the remaining period at the Company, whichreduces the guarantees each year.2. REMUNERATION OF SENIOR EXECUTIVESRemuneration of senior executives in 2006Identification of the senior executives who are not executive directors, and totalremuneration earned by them in the year:

Senior ExecutivesName PositionFrancisco Borja Acha Besga Corporate Legal Counselling ManagerJose Damian Bogas Galvez (1) General Manager for Spain and PortugalGabriel Castro Villalba Corporate Communications ManagerD, M Isabel Fernandez Lozano Corporate Manager Assistant to the Corporate Services ManagerGerman Medina Carrillo (1) Corporate Human Resources ManagerSalvador Montejo Velilla General Secretary and Secretary of the Board of DirectorsJose Luis Palomo Alvarez (1) Corporate Financial and Control ManagerAntonio Pareja Molina (1) Corporate Services ManagerJose Luis Puche Castillejo Corporate Audit ManagerAlvaro Quiralte Abello (3) General Manager - Energy ManagementPedro Larrea Paguaga (2) General Manager - Energy ManagementCarlos Torres Vila Corporate Strategy ManagerTotal compensation of senior management 8,650,953(1) Covered by the system described in note (1) of the table "Other Benefits" shown below, with their specific terms andconditions.(2) Left the position on 09/10/06(3) Joined the position on 01/11/06The detail of the 2006 remuneration relating to each of the persons in the foregoing table isas follows:EurosFixed remuneration 4,325,877Variable remuneration 4,103,997Attendance fees 0Bylaw-stipulated directors' emoluments 0Share options and other financial instruments 0Other 221,079TOTAL 8,650,953Other benefits EurosAdvances 879,880Loans 1,774,465Pension funds and plans: contributions (1) 6,834,954Pension funds and plans: Obligations assumed 0Life insurance premiums 321,621(1) In general, the Company has established, for employees who meet certain requirements regarding age, and length ofservice (i.e. employees entitled to take early retirement), a guarantee of future remuneration and pension rights, Therefore, ofthe amount indicated, EUR 5,234,763 relate to premiums paid to cover the outstanding pension obligations for future years forSenior Executives entitled to avail thereof, as in the case of the other employees of the same age and with the same length ofservice.

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Guarantees provided by the Company to senior executives

In connection with remuneration, the Company provided guarantees for the senior executives entitled thereto amounting to EUR 21,645,816 in 2006 and, to cater for future accruals, a guarantee of future remuneration rights, as in the case of the other employees of the same age and with the same length of service (i.e. employees entitled to take early retirement). These guarantees vary exclusively in relation to the amount of the annual remuneration, which generally entails an increase therein, and to the remaining period at the Company, which reduces the guarantees each year.

3. GUARANTEE CLAUSES: DIRECTORS AND SENIOR MANAGEMENT

Guarantee clauses for cases of termination or changes of control

These clauses are the same in all the contracts of the executive directors and senior executives of the Company and of its Group and, as can be observed from the reports requested by the Company, they are in line with standard practice in the market. They were approved by the Board of Directors following the report of the Appointments and Remuneration Committee and provide for termination benefits in the event of termination of the employment relationship and a post-contractual non-competition clause.

The regime for these clauses is as follows:

Termination of the employment relationship:

- By mutual agreement: termination benefit equal to three times the annual remuneration.
- At the unilateral decision of the executive: no entitlement to termination benefit, unless the decision to terminate the employment relationship is based on the serious and culpable breach by the Company of its obligations, the position is rendered devoid of content, change of control or in the event of any of the other cases of remunerated termination provided for in of Royal Decree 1382/1985.
- As a result of termination by the Company: termination benefit equal to that described in the first point.

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At the decision of the Company based on the serious wilful misconduct or negligence ofthe executive in discharging his duties: no entitlement to termination benefit.These conditions are alternatives to those derived from changes to the preexistingemployment relationship or the termination thereof due to pre-retirement for the CEO andsenior executives.Post-contractual non-competition clause:Two years. As consideration, the executive is entitled to an amount equal to one annualfixed remuneration payment.At 31 December 2006, there were 13 executive director and senior executive beneficiaries.4. OTHER DISCLOSURES CONCERNING THE BOARD OF DIRECTORSIn order to reinforce the transparency of listed corporations, following is a detail of thecompanies engaging in an activity that is identical, similar or complementary to the activitythat constitutes the company object of ENDESA in which the members of the Board ofDirectors own equity interests, and of the functions or positions, if any, that they discharge orhold thereat:Name of the DirectorEmployerIdentificationNumber ofthe Companyin QuestionName of the Companyin Question% ofOwnership PositionRafael Miranda Robredo A 28294726 Enagas. S.A. 0.00055 NoneJuan Ramon Quintas Seoane A 48010615 Iberdrola. S.A. 0.00018 NoneFrancisco Javier Ramos Gascon A 48010615 Iberdrola. S.A. 0.00030 NoneA 28005239 Union Fenosa. S.A. 0.00033 NoneA78003662Red Electrica de Espana.S.A.0.00028 None00811720580 Enel. S.p.A. 0.00004 NoneJose Serna Masia A 48010615 Iberdrola. S.A. 0.00091 NoneA 28005239 Union Fenosa. S.A. 0.00098 NoneManuel Rios Navarro 00811720580 Enel. S.p.A. 0.00008 NoneMiguel Blesa de la Parra A 28294726 Enagas. S.A. 0.00035 None500697256 Energias de Portugal. S.A. 0.00027 NoneAlso, pursuant to the aforementioned Law, there is no record any members of the Board ofDirectors carry on, or carried on in 2006, activities, as independent professionals or as

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employees, that are identical, similar or complementary to the activity that constitutes the company object of ENDESA.

In 2006 there were no cases of conflict of interest involving the directors, without prejudice to the abstentions recorded, even though no conflict existed and with a view to taking the utmost precaution, in the minutes of the meetings of the governing bodies of the Company.

5. SHARE-BASED PAYMENT PLANS

To date, ENDESA has not established any share-based payment or share option plans and, accordingly, neither the members of the Board of Directors nor the senior executives have received any remuneration in this connection.

18.- STATEMENT OF CHANGES IN FINANCIAL POSITION

	Millions of Euros	
Application of funds	2006	2005
Start-up and debt arrangement costs	**0**	**5**
Non-current asset additions	**1,594**	**1,890**
Intangible assets	20	16
Property, plant and equipment	0	2
Long-term investments	1,574	1,872
Group companies	50	279
Associates	29	0
Other investments	1,495	1,593
Acquisition of treasury shares	**0**	**4**
Dividends	**2,747**	**816**
Repayment or transfer to short-term of non-current liabilities	**711**	**1,109**
Debt securities and other similar liabilities	0	42
Group companies	367	421
Other debt	344	646
Provisions for contingencies and charges	**8**	**10**
Other funds applied	**0**	**6**
Total funds applied	5,060	3,840
Funds obtained in excess of funds applied	990	346

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Source of funds	Millions of Euros	
	2006	2005
Funds obtained from operations	**2,114**	**2,709**
Non-current liabilities	**2,081**	**1,301**
Group companies	0	222
Other companies	2,081	1,079
Non-current asset disposals	**1,848**	**172**
Property, plant and equipment	4	1
Long-term investments	1,844	171
Group companies	75	158
Associates	27	0
Other financial investments	1,742	13
Disposal of treasury shares	**0**	**4**
Other funds obtained	**7**	-
Total funds obtained	6,050	4,186
Funds applied in excess of funds obtained	**0**	**0**

Changes in Working Capital	Millions of Euros			
	2006		2005	
	Increases	Decreases	Increases	Decreases
Accounts receivable	40		275	
Accounts payable	1,394			1,245
Short-term investments		449	1,336	
Cash	6			14
Accrual accounts		1		6
Total	1,440	450	1,611	1,265
Changes in Working Capital	990		346	

Funds obtained from operations	Millions of Euros	
	2006	2005
Net profit	1 805	2,977
Add:		
Depreciation and amortisation charge	11	34
Extraordinary amortisation of deferred charges due to the transition to competition	0	559
Provisions for contingencies and charges	19	58
Deferred charges	8	0
Period provisions for investment securities	355	0
Exchange losses	13	3
Losses on the sale of the 2005 shortfall in revenue from regulated activities	30	
Deferred interest expenses	0	9
Reduction in deferred tax asset	74	390
Subtotal	510	1,053
Less		
Excessive provision for contingencies and charges	95	191
Excessive provision for investment securities	76	1,120
Exchange gains	25	8
Gains on non-current asset disposals	2	2
Reductions in deferred tax liability	3	
Subtotal	201	1,321
Total	2,114	2,709

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19.- EVENTS SUBSEQUENT TO YEAR-END

One condition of the takeover bid for all the shares of ENDESA launched by E.On was that certain Articles of the corporate bylaws of Endesa, S.A. be amended.

In order to enable the shareholders to decide on the change in the corporate bylaws on which E.On made its bid conditional, the Company's Board of Directors called a General Meeting on 20 March 2007 and resolved to pay a premium for attending the Meeting of EUR 0.15 per share.

On 6 March 2007, E.On eliminated from the conditions of the takeover bid the condition relating to the change of ENDESA's corporate bylaws and, therefore, the Board of Directors of ENDESA decided to cancel the General Meeting.

Despite the cancellation of the General Meeting, the Board of Directors decided to pay the attendance premium to all the shareholders who, provided they met the conditions for being able to receive the attendance premium, had sent the Company the documentation that would have been required to attend the General Meeting. The number of shares for which the documentation required to be able to collect this amount represent 93.2% of the share capital and, therefore, EUR 148 million were paid to the shareholders in this connection.

20.- EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

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APPENDIX

TRANSACTIONS SUBJECT TO THE SPECIAL REGIME ESTABLISHED UNDER CHAPTER VIII OF TITLE VII OF LEGISLATIVE ROYAL DECREE 4/2004

(Amounts in Euros)

1.- NON-MONETARY CONTRIBUTION TO BOLONIA REAL ESTATE, S.L.

Assets delivered

- Carrying amount of financial investments in Neinver Bolonia, S.L.	27,000,000

Capital increases

- Capital increase of	Capital	Share premium	Total
Bolonia Real Estate, S.L.	1	26,999,999	27,000,000

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DIRECTORS' REPORT

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

BUSINESS PERFORMANCE

ENDESA, S.A. ("ENDESA") is a holding company and, accordingly, its revenues consist mainly of the dividends collected from its subsidiaries and its expenses relate principally to the cost of its debt. Also, investment valuation allowances are recorded or reversed on the basis of the net worth variations of the subsidiaries.

MAIN RISKS ASSOCIATED WITH ENDESA's OPERATIONS

ENDESA, as the parent company of a corporate Group, is indirectly exposed to the risks associated with its subsidiaries, since any risk that might arise at a subsidiary will have an effect on ENDESA through the valuation of its investment portfolio and the dividends received on these investments. The ENDESA Group ("ENDESA" in this section) carries on its business activities in an environment in which there are outside factors that can affect the performance of operations and its earnings. The main risks to which ENDESA's operations are exposed are as follows:

1. RISKS ASSOCIATED WITH OPERATIONS AND THE INDUSTRY

The Group's operations are subject to a wide range of regulations, and any changes made could have an adverse effect on the Group's business activities, economic position and results of operations.

The ENDESA Group's operating subsidiaries are subject to wide-reaching legislation on tariffs and other aspects of their operations in Spain and in each of the countries in which they operate. Although ENDESA substantially complies with all the laws and regulations currently in force, the Group is subject to a complex set of laws and regulations that both public and private bodies will attempt to apply. The introduction of new laws or regulations or changes in the laws and regulations currently in force could have an adverse effect on the Group's business activities, economic position and results of operations.

In particular, under Spanish law, pursuant to Royal Decree-Law 5/2005, if the overall costs of the electricity system, as calculated by the Spanish authorities for a given year, exceed the total

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amount of the electricity tariffs billed to end customers, certain companies, including ENDESA, are obliged to finance this shortfall by paying a sum, set through regulations, equal to the difference between (i) these overall costs; and (ii) the total amount of the tariffs billed to the end customers ("tariff deficit"). In the case of ENDESA, the Group's Parent is obliged to finance 44.16% of the shortfall in revenue from regulated activities.

The tariff shortfall exists because certain expenses included in the overall costs, above all the cost of power purchased on the wholesale market, are determined in a competitive market, whereas the government sets the electricity tariffs. Based on the legal nature and background of this financing, ENDESA is entitled to a full refund of the amounts financed, although this right could be affected by possible future changes in the relevant legislation.

Royal Decree-Law 3 /2006 approved, inter alia, the following measures aimed at reducing the shortfall in revenue from regulated activities:

1. Since 3 March 2006 the electricity sale and purchase bids presented simultaneously by players belonging to the same corporate group in the daily and intra-daily electricity production markets have been treated in the same way as bilateral physical contracts settled at a price based on objective and transparent electricity market prices. This Royal Decree-Law set a provisional price of EUR 42.35/MWh in this connection, although the definitive price must be set by the government on the basis of market prices, as provided for in the aforementioned Royal Decree-Law.

2. Generation revenue must be reduced to take into account the effect of the internalisation on the setting of the wholesale market prices due to the greenhouse gas emission allowances allocated for no consideration under the Allocation Plan for 2006/2007 that are associated with that revenue.

At the date of official preparation of these consolidated financial statements, the government had not yet established either the definitive price to be applied to a producer's power sales to a distributor that are treated in the same way as sales under a physical bilateral contract or the amount to be deducted from generation revenue in order to take into account the effect of the internalisation on electricity prices of the allocation for no consideration of the greenhouse gas emission allowances.

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Against this regulatory backdrop, which differs from that existing in prior years, Company Management has analysed the various scenarios that might arise from a reasonable interpretation of all the information available in this connection, namely, Royal Decree-Law 3/2006, the draft Ministerial Order implementing it and the CNE's Report on the draft Ministerial Order.

As a result of this analysis, the consolidated financial statements for 2006 reflect the electricity sales made by the producer to the distributor that are treated in the same way as bilateral physical contracts at the provisional price of EUR 42.35/MWh and revenue was reduced by EUR 121 million as a result of the application of the reduction provided for in Royal Decree-Law 3/2006 in connection with the greenhouse gas emission allowances allocated for no consideration.

The Company's Directors consider that these amounts represent their best estimate based on the information available to them at the date of formal preparation of the consolidated financial statements and do not expect the possible positive or negative differences with respect to the amounts recognised that might arise when the definitive legislation is published to be material with respect to these consolidated financial statements taken as a whole.

The Group's operations are subject to wide-reaching environmental legislation, and any changes made could have an adverse effect on the Group's business activities, economic position and results of operations.

ENDESA and its operating subsidiaries are subject to environmental legislation which, among other things, requires the performance of environmental impact studies for future projects, the obtainment of the mandatory licences, permits and other authorisations and the fulfilment of all the requirements provided for in those licences, permits and rules. As in the case of any other regulated company, ENDESA cannot guarantee that:

- the public authorities will approve said environmental impact studies;
- public opposition does not lead to delays or changes in the projects proposed;

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- the laws or rules will not be amended or interpreted in such a way as to increase the expenses that have to be incurred in meeting them or as to affect operations, plants or plans for the companies in which the Group has an investment

In recent years certain legal requirements regarding the environment in Spain and the EU have been tightened. Although ENDESA has made the investment necessary to meet these requirements, its application and future changes could adversely affect the Group's business activities, financial position and results of operations.

In particular, ENDESA must comply with the requirements contained in the National Allocation Plan, approved by Royal Decree 1866/2004, whereby the results of operations could be affected either by the price of the emission allowances or by a shortage of allowances in the market.

A considerable volume of the power produced by ENDESA in certain markets is subject to market forces that might affect the price and volume of power sold by it.

ENDESA is exposed to market price risks for the purchase of the fuel (including fuel oil-gas, coal and natural gas) used to generate electricity and the sale of a portion of the power that it produces. ENDESA has entered into long-term supply contracts in order to guarantee fuel supplies for its power production activities in Spain. ENDESA has entered into certain natural gas supply contracts that contain "take or pay" clauses. These contracts were established on the basis of certain reasonable assumptions regarding future needs. In the event of very significant variances in the assumptions used, fuel purchases exceeding needs might have to be made.

Exposure to these risks is managed at long term by diversifying contracts, by managing the procurements portfolio by tying prices to indexes that reflect a similar or comparable trend to that of the end electricity (generation) or selling (retailing) prices and by introducing contractual clauses (renegotiated periodically) aimed at maintaining the economic balance of the procurements. At short and medium term, fluctuations in procurement prices are managed through specific hedges, generally in the form of derivatives. Although ENDESA actively manages these risks, it cannot guarantee that such measures will eliminate all the market price risks relating to fuel needs.

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The Group's business could be affected by weather conditions.

ENDESA's operations include hydroelectric production and, accordingly, depend on the weather conditions prevailing at any given time in the extensive geographic regions in which the Group's hydroelectric generating facilities are located. If hydrological conditions result in droughts or other conditions that adversely affect the Group's hydroelectric generation business, earnings could be negatively affected. Also, the electricity business is affected by atmospheric conditions such as average temperatures, which have an effect on consumption. The margin on the business changes on the basis of weather conditions.

The Group's financial position and results of operations may be adversely affected if it does not effectively manage its exposure to interest rate and foreign exchange risk.

The Group is exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations and, therefore, it actively manages these risks in order to avoid them having a significant effect on earnings.

Interest rate risk

Interest rate fluctuations change the fair value of assets and liabilities that bear a fixed interest rate and the future flows from assets and liabilities bearing interest at a floating rate. The objective of interest rate risk management is to achieve a balanced debt structure that makes it possible to minimize the cost of the debt over several years with reduced income statement volatility. Based on the ENDESA Group's estimates and debt structure targets, hedging transactions are carried out by arranging derivatives that mitigate these risks.

Foreign exchange risk

Foreign exchange risk affects mainly the following transactions:

- Borrowings denominated in foreign currencies arranged by the Group companies and associates.
- Payments to be made in international markets for the purchase of fuel stocks.
- Income and expenses of the Latin American subsidiaries in the functional currency of each company and, in certain cases, tied to the US dollar.

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Also, the net assets relating to net investments in foreign operations with a functional currency other than the euro are exposed to the risk of exchange rate fluctuations on the translation of the financial statements of these operations on consolidation. In order to mitigate foreign exchange risk, the ENDESA Group has arranged currency swaps and hedges. Also, the Group attempts to achieve a balance between cash collections and payments on its foreign currency-denominated assets and liabilities.

However, the risk management strategies may not be fully successful in limiting exposure to changes in interest rates and foreign currency exchange rates, which could adversely affect financial position and results of operations.

Liquidity risk

The Group's liquidity policy consists of the arrangement of committed credit facilities and non-current financial assets for a sufficient amount to cover the projected needs for a period that depends on the situation and expectations of the debt and capital markets.

Credit risk

The Group does not have any material credit risk because the average trade receivable collection period is very short and cash placements are made and derivatives are arranged with highly solvent entities.

Construction of new facilities may be adversely affected by factors commonly associated with such projects.

The construction of power generation, transmission and distribution facilities can be time-consuming and highly complex. In connection with the development of such facilities, the Group generally has to obtain government permits and authorisations, land purchase or lease agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, off-take arrangements and sufficient equity capital and debt financing. Factors that may affect the ability to construct new facilities include:

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- Delays in obtaining regulatory approvals, including environmental permits.
- Shortages or changes in the price of equipment, materials or labour.
- Opposition from political and ethnic groups.
- Adverse changes in the political and regulatory environment in the countries in which the Group operates.
- Adverse weather conditions that could delay the completion of power plants or substations, or natural catastrophes, accidents and other unforeseen events.
- Inability to obtain financing at rates that are satisfactory for ENDESA.

Any of these factors may cause delays in completion or commencement of operations of construction projects and may increase the cost of planned projects. If ENDESA is unable to complete these projects, the costs incurred in connection with such projects may not be recoverable.

ENDESA could be subject to environmental and other liability in connection with its operations.

ENDESA faces environmental risks inherent to its operations, including those derived from the management of the waste, spills and emissions of the generating facilities, particularly the nuclear power plants. Therefore, ENDESA may be subject to claims for environmental and other damage in connection with its power generation, distribution and transmission facilities as well as its coal mining activities.

ENDESA is also subject to risks arising from the operation of nuclear facilities and the storage and handling of low-level radioactive materials. Spanish legislation limits the liability of nuclear plant owners in the event of accidents. Such limits are consistent with the international treaties ratified by Spain. Spanish law provides that operators of nuclear facilities are liable for a maximum of EUR 150.3 million in relation to claims arising from a single nuclear accident. ENDESA's potential liability in relation to its interests in nuclear

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facilities is fully covered by third-party liability insurance of up to EUR 150.3 million. ENDESA's potential liability for pollution and other damage to third parties or their assets has also been insured for up to EUR 150 million. If a complaint were filed against ENDESA for environmental or other damage caused by its operations (except for the nuclear plants) for amounts exceeding the insurance coverage, its business activities, financial position and results of operations could be adversely affected.

The liberalisation of the European electricity industry could lead to greater competition and lower prices.

The liberalisation of the electricity industry in the European Union (including the countries in which ENDESA has a presence, such as Spain, Italy, France and Portugal) has led to increased competition as a result of consolidation and the entry of new market players in European Union electricity markets, including the Spanish electricity market. The liberalisation of the electricity industry in the European Union has also led to lower electricity prices in some market segments as a result of the entry of new competitors and cross-border energy suppliers and the establishment of European electricity exchanges, which have led to increased liquidity in the electricity markets. This liberalisation of the electricity market means that certain of ENDESA's businesses are carried on in an increasingly competitive environment. If ENDESA were not able to adapt to and adequately manage this competitive market, its business activities, financial position or results of operations could be adversely affected.

2. RISKS RELATING TO OPERATIONS IN LATIN AMERICA

The Group's Latin American subsidiaries are exposed to certain risks, such as economic crises and political risks.

The Group's operations in Latin America are exposed to certain risks inherent to investment and the performance of work in that area, including risks relating to the following:

- Changes in the government's administrative regulations and policies.

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- Imposition of monetary restrictions and other restrictions on the movement of capital.

- Changes in the corporate or political environment.

- Economic crises, political instability and social disorder affecting operations.

- Public expropriation of assets.

- Exchange rate fluctuations.

Also, the income of the Latin American subsidiaries, their market value and the dividends collected therefrom are exposed to risks specific to the countries in which they operate, which might have an adverse effect on demand, consumption and exchange rates.

ENDESA cannot predict how any future worsening of the political and economic situation in Latin America or any other change in the legislation of the Latin American countries in which it operates, including any change in current legislation or any other regulatory framework, would affect its subsidiaries or their business activities, economic situation or results of operations.

3. OPERATIONAL RISKS

ENDESA's operations could be affected by human error or technological faults.

In the course of all the business activities of the ENDESA Group direct or indirect losses could arise from inadequate internal processes, technological faults, human error or certain external events. The control and management of these risks, particularly those affecting the operation of the generating and distribution facilities, are based on adequate employee training and the existence of operating procedures, preventive maintenance plans and specific programmes supported by quality management systems that make it possible to minimise the possibility of these losses arising and the impact thereof.

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4. OTHER RISKS

The Group is involved in court proceedings and arbitration that could affect ENDESA.

The Group is involved in various legal proceedings relating to its business, including tax and regulatory disputes. It is also subject to tax audits. ENDESA considers that although it has recognised the appropriate provisions based on the legal contingencies at 31 December 2006, it cannot guarantee that the Group will be successful in all the proceedings or that an adverse decision might not significantly and adversely affect its business activities, financial position or results of operations.

Tender offer.

On 27 February 2006, the Spanish National Securities Market Commission (CNMV) authorised the takeover bid of Gas Natural SDG, S.A. for all the shares of ENDESA and, although Gas Natural SDG, S.A. withdrew its bid on 1 February 2007, during its processing injunctive relief was granted by the Supreme Court and by Commercial Court no. 3 of Madrid, which was subsequently lifted in both cases. As a result of these rulings, ENDESA had to provide a bond for the damage and loss that the injunctive relief might cause for the companies affected thereby. The guarantee provided in this connection for the two proceedings totalled EUR 1,000 million, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes.

On 16 November 2006, the CNMV authorised as a competing takeover bid, a takeover bid launched by E.On Zwölfte Verwaltungs GmbH ("E.On"), a subsidiary of E.On AG, for all the shares of ENDESA.

E.On's takeover bid is subject to the acquisition by E.On of a minimum of 529,481,934 ENDESA shares representing 50.01% of the ENDESA's share capital.

Also, in this connection, ENDESA and its subsidiaries have loans or other financial agreements with banks repayment of which could be brought forward if E.On acquired control over ENDESA as a result of its bid. Bank loans totalling approximately USD 176 million would become repayable early if there were a change of control at ENDESA, and a further EUR 493 million of derivatives could mature early if, as a result of a change of control,

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ENDESA's credit rating were downgraded significantly.

As a result of these and other factors, the ultimate outcome of the process is uncertain, and it is not possible to determine to what extent it could affect the market price or liquidity of the shares of ENDESA and its subsidiaries listed on the market, the continuity of the dividends policy and the business activities, economic situation or results of operations of ENDESA.

RISK MANAGEMENT POLICY

ENDESA is exposed to certain risks which it manages by applying risk identification, measurement, concentration limitation and oversight systems.

The main principles defined by the ENDESA Group when establishing its policy for the management of the principal risks are as follows:

- Comply with the principles of good corporate governance.
- Comply strictly with all ENDESA's rules.
- Each business and corporate area defines:
  - The markets and product lines in which it can operate on the basis of having sufficient know-how and capabilities to ensure effective risk management.
  - Criteria concerning counterparties.
  - The authorised operators.
- The businesses and corporate areas establish for each market in which they operate the level of risk that they are prepared to assume on a basis that is consistent with the strategy defined.
- The limits of the businesses and corporate areas are approved by their respective Risk Committees or, should they not have one, by the ENDESA Risk Committee.
- All the businesses and corporate areas must conduct their business within the limits approved in each case.

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- The businesses, corporate areas, lines of business and companies establish the risk management controls required to ensure that the transactions are performed in the markets in accordance with the policies, principles and procedures of ENDESA.

EARNINGS ANALYSIS

An operating loss of EUR 20 million was incurred.

The Company reported financial profit of EUR 1,820 million. Financial income amounted to EUR 2,437 million, mostly composed of dividends from subsidiaries amounting to EUR 2,346 million. The most significant of these dividends was the EUR 1,352 million from Endesa Generación. Finance costs amounted to EUR 617 million.

An extraordinary loss of EUR 235 million was reported, mainly due to a net decrease in portfolio allowances amounting to EUR 278 million, which included most significantly the provision related to Endesa Internacional amounting to 354 million.

Profit before tax amounted to EUR 1,565 million and profit for the year after taxes amounted to EUR 1,805 million, with the increase of EUR 240 million for corporate income tax credits.

INVESTMENTS AND DIVESTMENTS

The main investments and divestments in 2006 are described in Note 7 to the financial statements.

FINANCIAL TRANSACTIONS

The main financing transactions carried out by ENDESA in 2006 were as follows:

- In January a loan was arranged from the European Investment Bank for EUR 300 million with final maturity in ten years.

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- In March the term of the syndicated loan of EUR 2,000 million arranged in April 2005 was extended for an additional year. 86% of the shareholders accepted this extension.

- Various long-term bilateral credit lines amounting to EUR 3,058 were also extended for an additional year. These credit lines mature in five years.

- Between March and June bilateral credits amounting to EUR 675 million were formalised, of which EUR 275 million relate to transactions with a five-year term which may be extended for two additional years.

- In June a "Club Deal" credit amounting to EUR 2,700 million was formalised with 15 financial institutions, this credit consists of two tranches of equal amount with terms of one and two years, respectively.

- Also in June, Instituto de Crédito Oficial granted ENDESA a loan of EUR 250 million which matures in 2016.

- In July, ENDESA made its first Schuldschein loan, for German investors. This loan amounted to EUR 21 million and has a term of ten years.

- In November the assignment without recourse of the 2005 tariff shortfall was formalised for EUR 1,683 million.

- Through its subsidiary Endesa Capital, S.A., five private placements were made totalling EUR 1,300 with a weighted average term of 2.81 years.

- In December, the Company renewed International Endesa B.V.'s "Euro Commercial Paper" program, secured by ENDESA and the limit was changed from USD 2,000 million to EUR 2,000 million. The outstanding balance at year-end was EUR 751 million.

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EVENTS SUBSEQUENT TO YEAR-END

The events subsequent to 2006 year-end are described in Note 19 to the financial statements.

FUTURE OUTLOOK

ENDESA's earnings in future years will be determined by the dividends that it receives from the subsidiaries, the amounts billed for services rendered and interest expenses on the debt financing its assets. Accordingly, ENDESA's earnings will be dependent on those of its subsidiaries, since the Company's intention is that the subsidiaries distribute substantially all their distributable income in the form of dividends.

The Company's directors consider that the dividend policy established for the subsidiaries will be sufficient to enable ENDESA to achieve earnings that ensure that its shareholders are adequately remunerated.

TREASURY SHARES

At December 31, 2006, the Company did not hold any treasury shares and no share transactions were carried out in 2006.

RESEARCH AND DEVELOPMENT

The Company did not carry out any research and development activities.

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PUBLISHED BY DIRECCIÓN CORPORATIVA DE COMUNICACIÓN DESIGN BY DIRECCIÓN CORPORATIVA DE COMUNICACIÓN / ARTEMPUS PHOTOGRAPHS ARCHIVO FOTOGRÁFICO DE ENDESA LAYOUT AND SEPARATIONS CROMOTEX PRINTED BY T.F. ARTES GRÁFICAS LEGAL DEPOSIT M-21547-2007

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